Form 20-F
period 2006-12-31
PLAY LA INC.
filed 2007-03-27
CIK 1378553

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☑

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

❒

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the Fiscal Period Ended __________

❒

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For transition period from __________ to __________

❒

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

Date of event requiring this shell company report __________

Commission File Number:  __________

PLAY LA INC.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of the Registrant’s Name into English)

TORTOLA, BRITISH VIRGIN ISLANDS

(Jurisdiction of incorporation or organization)

Nerine Chambers
PO Box 905,
Quastisky Building, 3rd Floor
Road Town, Tortola
B.V.I.

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:  None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Stock, No Par Value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

Number of outstanding shares of each of the Registrant’s classes of capital or common stock as of March 23, 2007:

10,270,000 Common Shares Without Par Value

Indicate by check mark whether the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

❒ Yes  ☑ No

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

❒ Yes  ❒ No

Note:

Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

❒ Yes  ❒ No

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer ❒

       Accelerated filer ❒

    Non-accelerated filer ☑

Indicate by check mark which financial statement item the Registrant has elected to follow.

☑ Item 17 ❒ Item 18

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

❒ Yes  ❒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the Registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent tot he distribution of securities under a plan confirmed by court.

❒ Yes  ❒ No

INFORMATION TO BE INCLUDED IN THE REPORT

Convention

In this Form 20-F all references to “Tortola” are references to Tortola, British Virgin Islands.  All references to the “Government” are references to the government of Tortola, British Virgin Islands.  Unless otherwise noted all references to “common shares”, “shares” or “common stock” are references to the common shares of the Registrant.  All references to “the Company”, “the Registrant” or “Play LA” are references to “Play LA Inc.”.

In this document, all references to “SEC” or “Commission” are reference to the United States Securities and Exchange Commission.  References to “$” are to the currency of the United States of America.

Forward Looking Statements

This Form 20-F includes "forward-looking statements".  A shareholder or prospective shareholder should bear this in mind when assessing the Registrant’s business.  All statements included in this registration statement, other than statements of historical facts, including, without limitation, the statements located elsewhere herein regarding industry prospects and the Registrant’s financial position, are forward-looking statements.  Although the Registrant believes that the expectations reflected in such forward looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct.

TABLE OF CONTENTS

Item 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

5

Item 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

6

Item 3.

KEY INFORMATION

6

Item 4.

INFORMATION ON THE REGISTRANT

10

UK Market Overview

16

Western Europe Market Overview

18

Latin American Market Overview

20

Item 4A.

UNRESOLVED STAFF COMMENTS

22

Item 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

22

Item 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

23

Item 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

27

Item 8.

FINANCIAL INFORMATION

28

Item 9.

THE OFFER AND LISTING

28

Item 10.

ADDITIONAL INFORMATION

29

Item 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET

RISK

35

Item 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

35

Item 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

36

Item 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

AND USE OF PROCEEDS

36

Item 15.

CONTROLS AND PROCEDURES

36

Item 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

36

Item 16B.

CODE OF ETHICS

36

Item 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

36

Item 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT

COMMITTEES

36

Item 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND

AFFILIATED PURCHASERS

36

Item 17.

FINANCIAL STATEMENTS

37

Index to Financial Statements

37

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

40

Item 18.

FINANCIAL STATEMENTS

48

Item 19.

EXHIBITS

48

PART I

Item 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.

Directors and Senior Management

The names, business addresses and functions of the Registrant’s directors and senior management are as follows:

DAVID HALLONQUIST

1355 Main Street

North Vancouver, B.C.  V7J 1C4

Mr. Hallonquist was appointed President and Chief Executive Officer on December 13, 2005 and a director of the Registrant on December 21, 2005.

STEVE W. LATHAM*

4731 Foxglove Crescent

Richmond, BC, Canada  V7C 2K4

Mr. Latham has been a director of the Registrant since December 21, 2005.

ROGER R. MATTHEWS*

Obelisk International Trust Co. (Guernsey) Ltd.

Nerine House, St George's Place

St. Peter Port, Guernsey

GY1 6LT Channel Islands

Mr. Matthews has been a director of the Registrant since December 21, 2005.

H. BRIAN COLE*

Suite 14, James Fort Building

Hincks Street, Bridgetown, Barbados

Mr. Cole has been a director of the Registrant since December 21, 2005.  Mr. Cole has also been the Chief Financial Officer of the Registrant since January 5, 2007.

JAMIE LIDSTONE

4/1 Lavender Street

Lavender Bay, Sydney, NSW

AU 2060

Mr. Lidstone has been a director of the Registrant since December 21, 2005.

*

Denotes member of the audit committee

The directors’ terms of office expire at the Registrant’s annual general meeting each year.

B.

Advisers

The following are the names and addresses of the Registrant’s principal bankers and legal advisers with which the Registrant has a continuing relationship:

The Registrant’s principal banker is:  Investec Bank (Channel Islands) Limited of PO Box 188, La Vieille Cour, St Peter Port Guernsey GY1 3LP Channel Islands.  The Registrant is currently in the process of opening and switching banking facilities over to the FirstCaribbean International Bank (Offshore) Ltd., Rendezvous, ChristChurch, Barbados, West Indies

The Registrant’s legal adviser is Gerald R. Tuskey, Barrister and Solicitor, Gerald R. Tuskey, Personal Law Corporation, Suite 1003, 409 Granville Street, Vancouver, B.C., V6C 1T2.

C.

Auditors

The auditors for the Registrant are Peterson Sullivan, PLLC, of Suite 2300, 601 Union Street, Seattle, Washington, 98101, USA.

Item 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3.

KEY INFORMATION

A.

Selected Financial Data

The Registrant was incorporated as Argosy Enterprises Limited in Tortola, British Virgin Islands on September 27, 2005.  The Registrant changed its name to Play LA Inc. on October 20, 2005.  The Registrant has selected a December 31 year end.  The financial periods reported in this registration statement are the period from inception on September 27, 2005 to December 31, 2006 (audited).

The selected financial data which is provided under this item is for the period from inception on September 27, 2005 to December 31, 2006 (audited).  This information should be read in conjunction with the Registrant’s financial statements and notes thereto.  The selected financial data provided below are not necessarily indicative of the future results of operations or financial performance of the Registrant.  The Registrant has not paid any dividends on its common shares and it does not expect to pay dividends in the foreseeable future.

The financial statements of the Registrant for the period from inception on September 27, 2005 to December 31, 2006 have been audited by Peterson Sullivan PLLC, independent registered public accountants.  They are maintained in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States.

Period from Inception on September 27, 2005 To December 31, 2006 (Audited) (U.S.$)

Amounts in Accordance with US GAAP (presented in U.S. dollars):
Total Assets	$ 100,063
Net working capital	$ 88,709
Share capital
Shareholders’ Equity	$ 162,650
Loss (from operations)	$ 73,503
Loss per share (basic and diluted)
Weighted average number of common shares (basic and diluted)	9,549,575

B.

Capitalization and Indebtedness

Capitalization

The authorized capital of the Registrant is 50,000,000 common shares without par value.

As of December 31, 2006, the Registrant had 10,010,000 common shares outstanding with a capitalization of $162,650.  On January 5, 2007, the Registrant repurchased 1,000,000 of its common shares which had been initially issued at $0.01 per share and a director surrendered 400,000 founders shares initially issued at $0.01 per share.  Also on January 5, 2007, the Registrant accepted new subscriptions for 260,000 common shares at $0.10 per share and 1,000,000 common shares at $0.01 per share pursuant to private placements.  As at March 23, 2007, the Registrant had 10,270,000 common shares issued and outstanding with a total capitalization of $188,650.

No share purchase options or warrants have been issued for cash or non-cash consideration.  No options or warrants have been issued to employees or non-employees as compensation for goods or services.

There are no preferred shares issued and outstanding or authorized.

The Registrant has no guaranteed or unguaranteed, secured or unsecured indebtedness.  The Registrant has no indirect or contingent indebtedness as at March 23, 2007.

C.

Reasons for the Offer and Use of Proceeds

Not Applicable

D.

Risk Factors

The following risks relate specifically to the Registrant’s business and should be considered carefully.  The Registrant is in its development stage.  The occurrence of any one or more of the events outlined under this section could have severe consequences on the Registrant's business, financial condition and results of operations and could result in the cessation of operations or bankruptcy.

Lack of operating history as an Internet advertising company

The Registrant is a start up company in an emerging and rapidly evolving market.  The Registrant has no operating history as an Internet advertising company.  There is no guarantee that the Registrant will find sufficient demand for it’s proposed services.  The Registrant’s success will depend on the popularity of its website’s content and attracting Internet visitors from throughout the UK and Western Europe.  If the Registrant does not achieve advertising market penetration its business will fail.

Reliance on key personnel

The Registrant is highly dependent on the services of Mr. Hallonquist and Mr. Cole in the short term.  The loss of their services, for whatever reason, would result in the Registrant ceasing operations and a loss of investors’ capital.

Need for qualified Internet marketing personnel

The Registrant’s future success will depend on its ability to attract, retain and motivate additional, highly skilled personnel in all areas of the organization and, in particular, in the Registrant’s technology, finance, and sales and marketing teams.  Qualified individuals with Internet marketing experience are in high demand, and the Registrant may be unable to attract the personnel necessary to make its business succeed.

Intense Internet Advertising Competition

The market for Internet advertising technologies and services is intensely competitive.  The Registrant expects this competition to continue to increase because there are no significant barriers to entry into the market.  The Registrant competes for advertisers on the basis of a number of factors, including price, return on advertising expenditures, volume of available advertising space and customer service.  If the Registrant is unable to compete in this environment, its business will fail.

Risks related to Internet advertising acquisition strategy

The Registrant’s main strategy is to acquire other businesses in order to grow its advertiser and website base and access technology and talent. The registrant’s secondary strategy is to replicate and translate it’s acquired businesses into the other main Western European languages for localized demographic targeting. However, suitable acquisition candidates may not be available on acceptable terms and conditions. In pursuing acquisitions, the Registrant will compete with other companies, many of which have greater financial and other resources than it does.  If the Registrant does not acquire other established Internet advertising businesses, its current plan of operation will fail.

Dependence on continued growth of Internet advertising

Management anticipates substantially all of the Registrant’s revenue will be derived from Internet advertising.  However, the market from Internet advertising may decrease in the future for a number of reasons, including the following:

▪

the rate at which Internet users take action in response to an ad may decrease;

▪

the popularity of the Internet as an advertising medium could decrease;

▪

Internet users may install existing or to-be-developed software programs that allow them to prevent ads from appearing on their screens;

▪

advertisers may prefer an alternative Internet advertising format, product or service which the Registrant might not offer; and

▪

the Registrant may be unable to make the transition to new Internet advertising formats preferred by advertisers.

A downturn in Internet advertising for any of these reasons will result in the failure of the Registrant’s business.

Changes in government regulation and industry standards applicable to the Internet and Internet Advertising

Laws and regulations that apply to Internet communications, commerce and advertising are becoming more prevalent.  These regulations could affect the costs of communicating on the Internet and could decrease demand for the Registrant’s technologies and services or increase the Registrant’s costs.

The European Union has adopted directives that may affect the Registrant’s ability to collect and use information regarding Internet users in Europe.  Other laws and regulations may be adopted in the future.  This legislation could hinder growth in the use of the Internet generally, and decrease the acceptance of the Internet as a communications, commercial and advertising medium.

Risks related to new technologies blocking the ability to serve advertisements

Technologies have been developed and distributed that are designed to block the appearance of pop-up and pop-under ads on website pages viewed by Internet users.  These ad-blocking technologies may become more effective and their use may become more widespread, and they may block the display of other current or future formats that the Registrant may use to deploy the Registrant’s ads.  Ad-blocking technology could reduce demand for the Registrant’s technologies and services and cause a failure of the Registrant’s business resulting in a loss of investors’ capital.

Limitations on the ability to collect and use data derived from advertising campaigns

The Registrant may use technologies to collect information such as a user's IP address, ads delivered by the Registrant that have been previously viewed by the user and responses by the user to those ads. In order to determine the effectiveness of an advertising campaign by one of the Registrant’s advertisers and to determine how to modify the campaign, the Registrant needs to access and analyze this information.  Interruptions, failures or defects in the Registrant’s data collection systems, as well as privacy concerns regarding the collection of user data, could limit the Registrant’s ability to analyze data from advertisers' advertising campaigns and negatively impact the Registrant’s business.

Dependence on third parties

The Registrant will outsource many of its mission-critical business functions.  Most of these functions are performed by a limited number of small companies.  As a result, the Registrant faces risk that its operations could be interrupted by the failure of any one of its key vendors or suppliers, and such an interruption could have a material impact on its financial position and results of operations.

Taxation of Internet Gaming

The gaming industry is typically subject to significant taxation and fee assessment in addition to corporate income taxes generally assessed on business operations.  These additional taxes and fees are subject to increase at any time, and may be materially increased either prospectively or retroactively.  A material increase in internet gaming taxes could adversely affect the Registrant’s revenue and ability to profitably operate its business.

Our shares are considered Penny Stock and are subject to the Penny Stock rules, which may adversely affect your ability to sell your shares

Rules 15g-1 through 15g-9 promulgated under the Exchange Act impose sales practice and disclosure requirements on certain broker-dealers who engage in certain transactions involving Penny Stock.  Subject to certain exceptions, a Penny Stock generally includes any non-NASDAQ equity security that has a market price of less than $5.00 per share.  We anticipate that our shares are deemed to be Penny Stock for the purposes of the Exchange Act.  The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of our shares and impede the sale of our shares in the secondary market.

Under the Penny Stock regulations, a broker-dealer selling Penny Stock to anyone other than an established customer or Accredited Investor (generally, an individual with net worth in excess of $1,000,000 or an annual income exceeding $200,000, or $300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt.  In addition, the Penny Stock regulations require the broker-dealer to deliver, prior to any transaction involving a Penny Stock, a disclosure schedule prepared by the Commission relating to the Penny Stock market, unless the broker-dealer or the transaction is otherwise exempt.  A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities.  Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the Penny Stock held in a customer's account and information with respect to the limited market in Penny Stocks.

We have not declared dividends and may never declare dividends, which may affect the value of your shares

We have never declared or paid any dividends on our common stock and do not expect to pay any dividends in the foreseeable future.

Item 4.

INFORMATION ON THE REGISTRANT

A.

History and Development of the Registrant

The Registrant was incorporated as Argosy Enterprises Limited in Tortola, British Virgin Islands on September 27, 2005.  The Registrant changed its name to Play LA Inc. on October 20, 2005.  The Registrant was incorporated under the British Virgin Islands International Business Companies Ordinance of 1984.  The telephone number and address of the Registrant’s registered office in Tortola, B.V.I. is PO Box 905, Quastisky Building, 3rd Floor, Road Town, Tortola, B.V.I., telephone:  (284) 494-8790 and facsimile:  (284) 494-8791.  The Registrant’s agent for service in Tortola, B.V.I. is Nerine Trust Company (VI) Limited, P.O. Box 905, Road Town, Tortola, British Virgin Islands.

Since its incorporation, the Registrant has not undergone any material reclassification, merger or consolidation.  The Registrant has no subsidiaries.  The Registrant has not completed any acquisitions or dispositions of material assets since its incorporation nor has it undergone a material change in the types of products or services it renders.  The Registrant has not been the subject of any bankruptcy, receivership or similar proceedings.

The Registrant is the in the process of starting up operations.  It has not made any principal capital expenditures or divestitures.  The Registrant has not received nor made any public takeover offers.

B.

Business Overview

Company Overview

Play LA Inc. (the “Registrant”) is a Tortola, British Virgin Island holding company which was formed in 2005.  The principal business of the Registrant is to identify and acquire businesses and assets relating to online content publishing and internet advertising solutions for online gaming operators.  Specifically, the Registrant’s roll-up strategy will focus primarily on United Kingdom (“UK”), Western European and Latin American based online gaming content websites to create a comprehensive, customized, and responsive advertising network to service the advertising and promotional needs of online gaming operations.  The Registrant will not acquire sites that target players in the United States or Canada nor will the Registrant target its services towards customers (i.e., gaming operators) from those two countries.

Established online gaming operators maintain large advertising budgets.  The online gaming market is competitive and the Registrant believes there is a niche for a larger, multi-national and multi-lingual advertising company which can deliver results to a targeted demographic group.  The Registrant, through its subsidiaries, intends to capture this market opportunity by focusing on the following high level strategies:

➢

Providing relevant, appealing, localized and up-to-date content on the online gaming industry to gaming enthusiasts in each of the Registrant’s target markets.  Such content will draw interest to the Registrant’s sites and in turn drive traffic and incremental revenues to advertisers.

➢

The Registrant’s sales activities will aggressively target all online and land based gaming operators, from start-up operations to established businesses with over $50 million in annual advertising budgets, with the aim to establish the Registrant’s position as an internet-based, value-added advertising solutions provider.

➢

Continuing to invest in advertising technology and technology platforms which are robust and scalable.

➢

Partnering with online affiliate marketing networks to maximize delivery of real money players to gaming operators.

➢

Implementing a sophisticated customer relationship management (“CRM”) application to track the most popular gaming content, player preferences, demographic information and other valuable information that will allow the Registrant to provide completely tailored advertising programs for its customers.

➢

Centralizing key administrative processes, such as data collection, accounting, site maintenance, etc. to capture the economies of scale derived from the Registrant’s acquisition strategy.

Corporate Mission

The Registrant’s mission is to be the premier network advertising and promotional solution company for the online gaming sector.  To do so, Company management is committed to: (1) establish a portfolio of advertising and digital content delivery assets focused on serving the growing online gaming and entertainment markets; (2) design and offer tailored advertising programs customized for the unique requirements of gaming and entertainment companies in the UK, Western Europe and Latin America; and (3) centralize administrative, development and content creation efforts by outsourcing services to specialized third parties.

Short-Term Objectives

The Registrant’s key objective in the short-term is to make its first acquisitions and achieve the nucleus of critical mass.  In particular, the Registrant is targeting the following critical strategic and tactical objectives over the next 12 months:

1.

Identify first acquisition targets. The first stage in the Registrant’s business plan is to begin researching and identifying acquisition targets.  The acquisition targets will ideally be providers of content related to the online gaming market with an established pattern of steady traffic from internet savvy gaming enthusiasts.  The Registrant will also specifically look for companies with existing advertising revenues and/or unique content.

2.

Secure necessary funding.  The Registrant will obtain funding for working capital and to assemble a management team.  The Registrant will issue additional shares as necessary to complete acquisitions ensuring that the amount of cash funding is kept to a minimum.  The Registrant will consider a number of private and public sources of equity both in North America and internationally.

3.

Assemble a management team.  Upon receipt of funding, the Registrant will assemble a dedicated management team to implement its business plan.  The Registrant’s management team will have expertise from various functions and disciplines, including finance, marketing, IT and operations.

4.

Establish sales team.  The Registrant will begin establishing its sales team.  The team will be responsible for identifying and securing advertising and sponsorship commitments from small to medium sized gaming operators initially.

Medium-Term Objectives

In the medium-term, the Registrant’s key objectives are to continue to identify and acquire suitable targets, secure necessary funding to execute the acquisitions, and integrate acquired subsidiaries to form a cohesive advertising network. The Registrant will also commence work on the replication and translation of its initial acquisitions into Western European languages other than English. The Registrant is targeting the following critical strategic and tactical objectives in 12 to 24 months:

1.

Continue with acquisition plans and continue to seek additional funding.  The Registrant will continue to seek acquisitions targets that add value to its strategy.  The Registrant will require additional financing from various sources to adequately fund its newly acquired subsidiaries.

2.

Begin targeting larger acquisitions.  Management anticipates that as the Registrant makes a number of acquisitions to reach critical mass, the Registrant will target increasingly larger acquisition targets to accelerate its growth.

3.

Standardize branding and services across all operations.  In order to increase the collective value of the Registrant’s acquired operations, the Registrant will standardize its branding across all operations.  This initiative will include standardizing the quality and types of content delivered to readers, the manner in which content and advertising is displayed to the visitors, all aspects of customer service, and ensuring all sites are capturing necessary visitor information.

4.

Centralize key administrative processes.  Processes such as data collection, accounting, site maintenance, etc. will be centralized to capture the economies of scale derived from the Registrant’s acquisition strategy.

5.

Establish an investor relations department.  The Registrant plans to increase the amount of information available to investors via its corporate website in order to ensure investors receive timely and relevant corporate information.

Longer-Term Objectives

1.

Strengthen operational team for long-term growth.  With additional acquisitions, it is likely that an operational team with in depth knowledge and expertise in the local markets will be required in each major region of Western Europe and Latin America to deal with specific local issues.

2.

Increase market share.  The Registrant will focus on increasing revenues and profitability.  The key to revenue and net income growth is working with acquired companies in the early stages to assist them in growing their own traffic in order to increase their value to the Registrant’s advertising network.  With a stable of high traffic sites, the Registrant will be positioned to become a market leader in the advertising segment targeted at the online gaming industry.

3.

Identify and evaluate other advertising networks as potential acquisition targets.  In an industry where size and scale of the network is a distinct competitive advantage, the Registrant may acquire existing advertising networks that also cater to the online gaming industry.

4.

Enhance the interactivity of the Registrant’s service offering.  To complement the Registrant’s existing services, management intends to introduce leading edge interactive, multi-media advertising solutions such as streaming video and audio and viral advertising strategies.  Such services may be offered through a joint venture or strategic partners with other advertising firms with a solid reputation in such areas.

5.

Social responsibility.  The Registrant understands that gambling can be an addictive pursuit, and as such supports the work of government and social programs dealing with gambling addiction and may refer readers of the Registrant’s contents to such organizations for help.

Value Proposition

The Registrant’s planned service offering provides three essential values to online gaming operators:

1.

Reduced administration.  Instead of dealing with many small, low-traffic sites, customers can deal with one provider to place ads in multiple sites while receiving one consolidated report on the effectiveness of the campaign.

2.

Customized to their needs.  With a myriad of content covering all facets of online gaming, advertisers can execute campaigns targeted specifically at a demographic group to increase their effectiveness.

3.

Increased return on advertising dollars.  Ultimately, the Registrant’s services allow advertisers to realize a higher return on their advertising dollars that will drive revenue growth while enhancing their profitability.

Captivating Content

In order for the Registrant’s advertising network to become successful, management is focused on building a system of content-driven websites to deliver traffic and sales to its advertisers.  The types of sites that will form part of the Registrant’s advertising network include:

1.

Educational and news related sites where beginner and advanced players alike can gain in-depth knowledge about online gaming and stay up-to-date on the latest news.

2.

Comparison shopping sites and directories which list, compare, and review the number of online gaming operators available.

3.

Bonus and rebate sites that focus on sales promotions available through various online gaming operators.

4.

Community sites including blogs by famous poker pros or celebrities and discussion forums where players from all walks of life can share (and brag about) their experiences.

Proposed Revenue Models

The Registrant will adopt a number of revenue models that have been proven in the online interactive advertising industry.  The specific revenue model used will depend on the acquired entities and the needs of the advertisers.

1.

Pay-per-Click - Advertisers pay based on how many users clicked on an online ad.

2.

Pay-per-Impression - Advertisers pay based on how many users were served their ads.

3.

Pay-per-Lead - Advertisers pay for each "sales lead" generated.  For example, an advertiser might pay for every visitor that clicked on an ad and successfully completed a form.

4.

Pay-per-Real-Money-Player - Advertisers pay based on how many real money players were generated as a direct result of the ad.

5.

Flat rate - Advertisers pay a monthly/annual fee for a set number of positions or ad placements.

The Registrant may also design specialized packages to suit the needs and preferences of each customer.  For example, a combination of pay-per-impression and pay-per-real-money-player may be used to ensure that the advertisers receive a wide distribution of their ads while protecting their advertising budget by ensuring that a large portion of the fees is contingent upon the success of the campaign, as measured by the number of real money player sign-ups.

Acquisition Criteria

In identifying and assessing potential acquisition targets, the Registrant will apply a thorough and vigorous due diligence process to discover the strengths and weaknesses of each entity.  In particular, the Registrant will be evaluating the following aspects of the target’s business:

➢

Level of traffic.  The Registrant is interested in acquiring content providers that already have a well-established following of loyal visitors who visit the website regularly.  Ideally, the visitors would be gaming enthusiasts that match the targeted demographic groups specified by the advertisers.

➢

Quality of content.  Having high quality content is the most critical element in ensuring a high level of repeat traffic.  Ideally, the Registrant would like to acquire content providers who have demonstrated the ability to issue relevant, intriguing and up-to-date content to minimize the costs associated with creating content.

➢

Existing advertising revenues.  Websites that already have an established stream of advertising revenue are attractive to the Registrant for two reasons.  First, it confirms the quality of the acquisition target’s content and website and increases the probability that other advertisers will find the notion of advertising on this site attractive.  Second, the Registrant’s sales team can tap into the relationship already established between the acquisition target and its advertisers to up-sell them to a more comprehensive package.

➢

Flexibility in the target’s cost structures.  Another key to the Registrant’s roll-up strategy is the ability to capitalize on operational synergies.  In many instances, it would require a certain amount of flexibility in the target’s cost structure.  For instance, month-to-month agreements with third-party service providers as opposed to long-term agreements would be preferred as they provide the Registrant with more options to reduce costs and capture economies of scale.

➢

Solid financial standing.  It is expected that the acquisition target will be in solid financial standing with little or no debt, and that there are no liens or other claims against its assets.  Ideally, the acquisition target will help fund the Registrant’s growth.

➢

Other value added to the Registrant and its family of sites.  Other aspects of the acquisition target will be assessed according to the value they add to the Registrant and its advertising network.  Examples of value-adding attributes include an exceptional management-team, the ability to secure financing and marketing expertise in the Western European or the Latin American region.

Integrated Business Units

The ability to realize return from operational synergy will also be critical to the success of the Registrant’s roll-up strategy.  The Registrant’s resources will have certain capabilities in providing ancillary services to the acquisition targets.  These capabilities include:

➢

Marketing support.  Perhaps the most important ancillary service, and the main source of the Registrant’s value to its subsidiaries, is in the area of marketing.  With years of experience in marketing issues in the gaming industry, the Registrant’s management team will work with each acquisition target on how to increase traffic to its site(s) and generate higher campaign spending from advertisers.

➢

Reporting.  A centralized reporting server will monitor the effectiveness of the campaigns purchased by advertisers.  This will also serve as a performance monitoring tool for content providers within the advertising network.

➢

Website and application hosting.  Many of the Registrant’s operations will be bundled and hosted at a central location, thereby minimizing costs associated with hosting and support.  The hosting locations will feature ample bandwidth, sophisticated online security systems, load balancing capabilities and extensive disaster recovery mechanisms.  The Registrant will most likely identify  “co-location” partners who have already established such a facility to store its servers.

➢

Data Collection.  The Registrant will implement a sophisticated CRM application to track the most popular gaming content, player preferences, demographic information and other valuable information that will allow the Registrant to provide completely tailored advertising programs for its customers.  The CRM system will  collect data from within the advertising network.

➢

Software development & enhancement.  The Registrant will centralize software development and enhancement work relating to interactive advertising technologies such as in-context pop-ups and rich media capabilities.

Effects of U.S. Regulation on Online Gaming Markets

On October 13, 2006, U.S. President George W Bush signed the Unlawful Internet Gambling Enforcement Act that seeks to effectively ban most online gambling and criminalizes funds transfers in the U.S.  Many online gaming operators have ceased operations in the U.S., but most of them have indicated that they would refocus their efforts on other markets, and particularly the European market.

Many online operators have already acted. For instance, Sportingbet plc, a UK-based online-gambling firm that derived about 56% of its business from the United States, sold its U.S. operations to an Antiguan company and announced that it is focusing on Europe and the rest of the world.  PartyGaming plc, the world's largest online poker company, lost 75% of its revenue by shutting its U.S. sites.

However, online gaming firms could ramp up their efforts in Europe to counter the imminent loss of U.S. revenues.  On an analyst conference call on October 20, 2006, PartyGaming CEO Mitch Garber stated that

PartyGaming will shift its focus now to Europe as “the European Union is run in a way that favors our business.”

According to Brand Republic1, the United Kingdom, Italy and Belgium are opting to regulate Internet gambling, rather than outlaw it, as players increasingly turn to the Web.  The European Union is pushing countries to scrap measures which protect domestic companies when those nations open their markets to Internet gaming.  Italy plans on letting companies offer online lotteries, bingo and betting on sports or games of skill in the next year.  The U.K. will begin licensing private Internet gaming sites in September, 2007.  Belgium is working to change its legislation as well, and private companies are already allowed to offer sports betting in Austria.

With a friendlier regulatory environment, Alex Burmaster, European internet analyst at Nielsen/NetRatings, told Brand Republic that he expected online gaming operators to shift their marketing focus and target Western European markets “with great gusto.”  Since they suffer from high levels of churn, as players find it easy to leave a virtual casino and join another, gambling websites have invested heavily in marketing to recruit players.  Globally, Brand Republic estimated that Sportingbet's nine-month marketing budget is $113 million, while in 2005 PartyGaming spent $100 million.  In the first half of 2006, 888.com spent $71 million on customer acquisition.

UK Market Overview

Given the more advanced online gaming market in the UK, the Registrant will likely first focus on acquiring content sites targeted at this market.

Demographics

The population of the United Kingdom in the 2001 census was 58,789,194.  This has risen to 59,834,300 according to July 2004 estimates.  This has since risen to 60,209,500 according to mid-2005 estimates by the Office of National Statistics.  The table below outlines the mid-2005 population estimates of each part of the United Kingdom:

	Population (mid-2005)	% (mid-2005)
England	50,431,700	83.8
Scotland	5,094,800	8.5
Wales	2,958,600	4.9
Northern Ireland	1,724,400	2.9
United Kingdom	60,209,500	100

Economy

According to the Office for National Statistics, the UK’s GDP grew by 0.7 per cent in the third quarter of 2006, the same growth as in the previous three quarters.  The level of GDP is now 2.7 per cent higher than the third quarter of 2005.

1 http://www.brandrepublic.com/bulletins/br/article/598032/barred-us-set-blossom-uk

Internet Penetration

As measured by the percentage of the total population, there is widespread internet usage in the UK.  In fact, as shown by the table below, the number of internet users in the UK has been steadily rising.

Year	Internet Users	% of Population
2000	15,400,000	26.2%
2005	35,807,929	59.8%
2006	37,800,000	62.9%

Source: Internet World Stats

Gaming Operators

According to a July 2006 Report by Screen Digest2, strong growth in UK consumer spending on online gambling from 2000 was initially generated by predominantly 'hard core' gamblers.  However, future growth will be driven by more leisure oriented consumers as demonstrated by the emergence and growth of simpler gambling formats targeting the mass market, in particular gaming and lotto.  For the first time, gambling products are competing with other forms of mass entertainment for consumer attention and spending.

According to Online Casino Conditions, an online gaming industry portal, UK online operators have used effective advertising to get their message and product to a broader audience, which is in turn, increasing the number of players.  In fact, according to an October 29, 2006 Daily Mail Article3, British players now account for nearly one third of the 3.5 million online gamblers in Europe.  The same article also noted that the British public gambled more than £50 billion per year, representing a seven-fold increase in only five years.

Screen Digest forecasts that UK consumer spending on online gambling will increase from £660 million in 2005 to £1.6 billion in 2010. At the same time the number of active UK clients will grow from 1.1m in 2005 to 2.1m in 2010.

According to The Register, the largest online gaming and lottery sites include:

2 http://www.screendigest.com/reports/06onlinegam/readmore/view.html

3 http://www.dailymail.co.uk/pages/live/articles/news/news.html?in_article_id=413323&in_page_id=1770

Site	Number of Unique Audience	%
The National Lottery	1,322,000	35.0%
William Hill	239,000	6.3%
Partypoker.com	233,000	6.2%
Ladbrokes	213,000	5.6%
Pacific Poker	151,000	4.0%
Cyberslotz	139,000	3.7%
The Gaming Club	131,000	3.5%
LoopyLotto	119,000	3.2%
Golden Palace Online Casino	117,000	3.1%
Vernons	102,000	2.7%

Source: Nielsen/NetRatings

Management believes online bingo is a substantial area of growth in the UK market.  According to Mintel International Group and the Gala Coral Group4, bingo is the most popular group leisure activity in the UK and the second most popular individual leisure activity.  There are 1.94 million admissions per week (277,000 admissions per day) or around 90 million admissions per year to bingo clubs in Great Britain.  In Great Britain, the bingo industry is estimated to be worth nearly £2 billion. (source: Bingo Association/Gaming Board).

Western Europe Market Overview

Demographics and Economy

Western Europe is also a geographic sub region of Europe.  As defined by the United Nations, Western Europe comprises Austria, Belgium, France, Germany, Liechtenstein, Luxembourg, Monaco, Netherlands and Switzerland .  According to the UN, Western Europe is home to approximately 186 million people, with a very modest 1.5% population growth projected for over the next five years.  Sixty-one per cent of the population is between the age of 16 and 60.

One of the more intriguing elements of Western Europe is the distinct language and cultural differences within its different regions.  Therefore, to be able to fully capture the Western European market, an advertiser must effectively adapt its message to the local culture of each of these distinct regions.

According to the World Bank, Western Europe’s GDP reached $6.55 trillion in 2005, with France and Germany accounting for over 75% of total output in this region.  The 2005 GDP level is 2.43% growth from 2004, and the Western European economy is expected to continue its modest growth over the next two years.

Management also intends to target Italy, Spain, Portugal, and Scandinavian Countries such as Denmark, Norway, Sweden and Finland.

Internet Penetration

Similar to the statistics for the United Kingdom, Western European countries also show significant growth in internet penetration:

4 http://www.galagroup.co.uk/AboutGala_341.htm

	Population	Internet Users,	Penetration	User Growth
	(2006 Est. )	Latest Data	(% Population)	(2000-2006)
Belgium	10,481,831	5,100,000	48.70%	155.00%
Denmark	5,425,373	3,762,500	69.40%	92.90%
Finland	5,260,970	3,286,000	62.50%	70.50%
France	61,004,840	29,521,451	48.40%	247.30%
Germany	82,515,988	50,616,207	61.30%	110.90%
Ireland	4,065,631	2,060,000	50.70%	162.80%
Italy	59,115,261	28,870,000	48.80%	118.70%
Netherlands	16,386,216	10,806,328	65.90%	177.10%
Portugal	10,501,051	7,782,760	74.10%	211.30%
Spain	44,351,186	19,204,771	43.30%	256.40%
Sweden	9,076,757	6,800,000	74.90%	68.00%

Rising broadband penetration and an interest in using the Internet for personal connections have been driving growth in Internet usage across Western Europe, according to a survey by the European Interactive Advertising Association (“EIAA”) and Synovate.

High levels of broadband penetration mean more time spent online: The average Western European internet user now spends 11 hours and 20 minutes a week online, vs. 10 hours and 15 minutes per week in 2005, an increase of 10.6%, according to the EIAA.  This is significant as consumers spend more time on the internet, advertisers will increase their online advertising efforts.

Gaming Statistics

Since not all countries within Western Europe publish statistics, the statistics on online gaming in the European Union (“EU”) is a good proxy for the size and scope of the online gaming market in Western Europe.  According to a Study on Gambling conducted by the Swiss Institute of Comparative Law for the European Commission5, the size of the commercial gaming industries in the European Union, consisting of the combined sectors of lottery, casinos, slot machines, sports betting services, and bingo generated gross gaming yields of $61.8 billion in 2003.

It is also interesting to note that while the size of the gross gambling yields in the EU is comparable to those of the U.S. in 2003, the composition of the respective gross gambling yields differ dramatically.  As illustrated by the chart below, the majority of the EU’s gross gaming yield is derived from lotteries, whereas the majority of the U.S.’s gross gaming yield is derived from casinos.  Accordingly, the Registrant will need to adapt the types of applicable content of its advertising network to match the preferences of players in Western Europe.

5 http://ec.europa.eu/internal_market/services/gambling_en.htm

According to the same report, the size of the EU remote and internet gaming sector (that sector which offers gambling services via the Internet, through mobile phone services, and through interactive television wagering) represented between $2.5 billion and $3.6 billion in gross gaming yields from EU consumer expenditures in 2004.

Latin American Market Overview6

Demographics

The Latin American region is comprised of 33 independent countries located through North America (Mexico), Central America (from Guatemala to Panama), and South America (from Colombia to Argentina).  The region is home to over 525 million and the population is continuing to grow at an average of 1.42% per annum.

Economy

According to the World Bank’s World Development Indicators Database (2005 data), the largest GDPs in Latin America in 2005 could be found in Mexico (US$768 billion) and Brazil (US$794 billion), whilst the highest rates of GDP growth occurred in Argentina (9.24%) and Venezuela (9.33%).

Countries	Population (Millions)	Population Growth (%)	GNI Per Capita (US$)	GDP (US$ in billions)	GDP Annual Growth (%)	Inflation (%)
Argentina	38.7	0.97	4,470	183.3	9.24	8.92
Brazil	186.4	1.35	3,460	794.1	2.30	7.21
Chile	16.3	1.06	5,870	115.3	6.35	4.82
Colombia	45.6	1.51	2,290	122.3	5.13	6.13
Costa Rica	4.3	1.73	4,590	19.4	4.13	10.13
Mexico	103.1	1.01	7,310	768.4	2.96	5.45
Panama	3.2	1.75	4,630	15.5	6.38	2.36
Paraguay	6.2	2.32	1,280	8.2	2.70	11.30
Peru	27.9	1.46	2,610	78.4	6.67	3.45
Uruguay	3.4	0.69	4,360	16.8	6.51	1.74
Venezuela	26.6	1.71	4,810	138.9	9.33	29.08

Source: World Development Indicators Database (2005 data)

Internet Penetration

6 Information contained in Section 4.5 is based on the report titled “South America: Opportunities in Gaming”, published in the 3rd Quarter of 2005 by ATE Ltd.  A copy of the report can be made available by request..

In terms of Internet usage, Latin American nations were early adopters online.  In 2001, Latin American nations were among the most advanced worldwide based on per capital Internet usage.  According to The Internet World Stats7, the region continues to boast the highest internet usage penetration outside the western world, with 13.3% of the population using the internet on a regular basis.  The table below is a summary of the internet penetration of key countries:

Countries	Percentage of Internet Users (%)	Usage Growth (%, 2000 – 2005)
Argentina	20.00	200.0
Brazil	12.30	346.4
Chile	36.10	218.7
Colombia	7.80	308.4
Costa Rica	23.20	300.0
Mexico	16.40	526.6
Panama	9.80	566.7
Paraguay	2.70	650.0
Peru	16.30	82.8
Uruguay	20.90	83.8
Venezuela	12.20	220.2
Latin America	13.30	303.8

With the popularity of wireless technologies in the region, analysts anticipate the urban areas of Latin America will be among the first to benefit from the introduction of wireless broadband technologies.  Consequently, both mobile and broadband platforms now present opportunities for advertisers looking to additional medium to reach their audience.

Gaming Statistics

Growth in the Latin American gaming industry closely parallels the region’s overall economic fortunes.  According to the GBGC, the gaming industry in the Latin American region had an effective gambling turnover exceeding US$35 billion in 2003 and US$40 billion in 2004.  The countries with the highest effective gambling turnover in 2003 were Costa Rica (US$19.72 billion), Brazil (US$4.44 billion), Argentina (US$2.7 billion) and Mexico (US$1.03 billion).

Given the ban on online gaming in North America and the market concentration in Europe, many online operators have taken a unique approach to achieve success in the gaming industry: targeting emerging growth markets in Latin America where the online gaming marketplace is still in its infancy.  Cristiansen Capital Advisors LLC estimates that the Latin America online gaming market will increase to $800 million by 2009.

C.

Organizational Structure

The Registrant is not part of a corporate group.  The Registrant has no subsidiaries and no corporate controlling shareholder.

D.

Property, Plants and Equipment

The Registrant has no material tangible fixed assets at this time.

7 http://www.internetworldstats.com/stats2.htm

Item 4A.

UNRESOLVED STAFF COMMENTS

Not Applicable

Item 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Our company was formed in September, 2005.  Accordingly, we are unable to provide an extended historical review of factors that have affected the Registrant’s financial condition and results of operations.  The following discussion is management’s assessment of factors and trends which are anticipated to have a material affect on our company’s financial condition and results of operations in future periods.

A.

Operating Results

This discussion should be read in conjunction with the audited financial statements of the Registrant and related notes included therein.

The Report includes "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities and Exchange Act of 1934, as amended.  All statements other than statements of historical facts included in this Report and located elsewhere herein regarding industry prospects and the Registrant's financial position are forward-looking statements.  Although the Registrant believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Registrant's expectations ("Cautionary Statements") are disclosed in this Report, including, without limitation, in conjunction with the forward-looking statements included in this Report under "Risk Factors."  All subsequent written and oral forward-looking statements attributed to the Registrant or persons acting on its behalf are expressly qualified in their entirety by the Cautionary Statement.

As of March 23, 2007, the Registrant had not yet commenced operations and was still in the development stage.  Expenses incurred have been mainly start up expenses including legal fees, bank set up charges, business plan development and professional consulting fees.  The only revenue generated to date has been through private placement subscriptions from the Registrant’s initial subscribers.

At this point in time, the Registrant is not in the business of offering goods or services for sale and therefore is not generally affected by U.S. inflationary trends.

The Registrant is currently not impacted by foreign currency fluctuations.  The Registrant is not materially affected by any government economic fiscal monetary or political policies or factors other than political policies regarding internet gaming which are discussed in this registration statement under the heading ”Effects of U.S. Regulation on Online Gaming Markets”.

B.

Liquidity and Capital Resources

The Registrant's principal allocation of funds during the next 12 months will be for the start up of its advertising operations.  As an immediate strategy, the Registrant intends to raise capital through private placements to maintain and expand its business operations.  There is no assurance that the Registrant will be able to obtain additional funding when needed, or that such funding, if available, can be obtained on terms acceptable to the Registrant.

Failure to obtain additional funding will result in delay or indefinite postponement of some or all of the Registrant's products and/or services to the market place.  Any funds raised by the Registrant through the issuance of equity or convertible debt securities will cause the Registrant's current stockholders to experience dilution.  Such securities may grant rights, preferences or privileges senior to those of the Registrant's common stockholders.

There is no assurance that the Registrant will earn revenue, operate profitably or provide a return on investment to its security holders.

The Registrant had $74,000 in working capital at March 23, 2007.

To date, all funding for the Registrant's business and ongoing operations has come from common share issuances.  In the three month period from September to December 2005, the Registrant raised $103,000 in equity.

In the next nine months of operation (Jan to Sept 2006), the Registrant raised another $59,650 in equity.

In January, 2007, the Registrant raised $26,000 in equity.

It is the Registrant’s opinion that it has sufficient working capital to meet its requirements for the next 12 months.  The officers and directors of the Registrant have agreed to wait until the Registrant’s operations commence before establishing compensation.  Office equipment and rent is being provided to the Registrant by management free of charge until at least June 30, 2007.

As of the date of this Form 20-F, the Registrant has 10,270,000 issued and outstanding common shares.

C.

Research and Development, Patents and Licenses, Etc.

The Registrant has not developed a research and development policy.  The Registrant holds no patents or licenses including technology licenses.

D.

Trend Information

The Registrant is not yet generating revenue from sales.  The Registrant is in its development phase and has not yet established production, sales or inventory trends.

E.

Off-Balance Sheet Arrangements

The Registrant has no off-balance sheet arrangements.

F.

Tabular Disclosure of Contractual Obligations

The Registrant currently has no contractual obligations in the nature of long term debt obligations, capital finance lease obligations, operating lease obligations or purchase obligations.

G.

Safe Harbor

Not Applicable.

Item 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

Name	Age	Position	Other Reporting Companies In Canada or the United States
			Company	Position
David Hallonquist	50	President, Chief Executive Officer and Director	Nil	N/A
Steve W. Latham	44	Director	Redstone Capital, TSX	Director
Roger R. Matthews	59	Director	Tynda Forest Holdings Ltd Imara Holdings Ltd	Director – listing this year in AIM, London Director
H. Brian Cole	51	Director and C.F.O.	Nil	N/A
Jamie Lidstone	37	Director	Nil	N/A

The following sets out the principal occupations and related experience for the directors and senior officers of the Registrant over the past five years.  None of the Registrant’s officers or directors are related by blood or marriage.  There is no arrangement or understanding among major shareholders, customers or suppliers of the Registrant pursuant to which any officer or director of our company was selected to that position.

DAVID HALLONQUIST – President, Chief Executive Officer and Director

Mr. Hallonquist is the Founder of Play LA.  He is an accomplished management professional with experience in Retail, Distribution, Marketing, and E-Business.  His expertise is in planning and implementing new developments and strategies, particularly in a start-up environment.  David is the founder and President of Spotted Dog Media Inc., a private North Vancouver, BC based company that sells marketing, advertising and consulting services to the gaming industry.

Prior to founding Spotted Dog Media, Mr. Hallonquist held executive positions with two start-up companies focused on e-commerce in the health and gaming sectors.  His roles in business development dealt with the creation, strategy, and implementation of each company’s business models, as well as evaluating and penetrating new market sectors.  His career includes a seven year stint as founder, President and Director of Renaissance Golf Canada Inc., a golf products importer and distributor, which went public in 1996 on Canada’s CDNX Exchange.

Throughout most of the 1980s, Mr. Hallonquist was executive vice-president and general manager of Vancouver-based Video Only, a chain of retail consumer electronics stores operating throughout Western Canada.  In this role he oversaw the entire operating functions of the company, including budgeting, advertising, merchandise buying, inventory management, hiring and training and administration.

Mr. Hallonquist will provide strategic direction to the Registrant.  He will spend 70% of his available time on the operations of the Registrant.

STEVE W. LATHAM - Director

Mr. Latham has a 20 year entrepreneurial career in the field of high technology and the e-Commerce.  His past experience included successfully building Multi-Image Productions, the Fifth Dimension Group of Companies and Gateway Technology Inc.  He also headed up Corel Corporation’s international sales efforts in video conferencing technologies.

Mr. Latham served as a Director of Chartwell Technology Inc., a leading online gaming software developer whose shares are publicly traded on the TSX Exchange under the symbol “CWH”, after Chartwell acquired Gateway Technology Inc.  During his tenure with Chartwell Technology Inc., Mr. Latham assisted Chartwell in raising financing.

ROGER R. MATTHEWS - Director

Mr Matthews is the Founder and Managing Director of the Obelisk International Trust Group, a group of private companies based in the Channel Islands who specialise in corporate, trust and collective investment plans including consulting, management and administration services.

After studying at New College, Oxford and Aston Universities and then training as an accountant, he left England in 1971 and has worked in the offshore banking, finance and trust industry for 34 years.  He has held various executive roles with major international banks including the Bank of Bermuda and the Royal Bank of Canada and also one of Jersey’s leading law firms Michael Voisin and Co. He has worked in Bermuda, Hong Kong, Luxembourg, Guernsey and Jersey.  He serves as a director of several international investment management groups’ offshore structures and offshore mutual funds.  He has for several years worked closely with the Imara Group of Companies based in Botswana and South Africa, and is a Director of Obelisk and Chairman of the Group Audit Committee.

He was Vice-Chairman of the Society of Trust and Estate Practitioners in the Channel Islands for eight years and is the liaison officer between Guernsey and Jersey. He was the inaugural Chairman of the Guernsey Fund Managers Association.

H. BRIAN COLE – Director and Chief Financial Officer

Mr. Cole has 30 years of finance and accounting experience in a variety of industries in Barbados, St. Lucia, Jamaica, St. Vincent Guyana, Suriname, Martinique, Guadeloupe, Grenada and Antigua.  He is a member of the Registrant’s audit committee.  Mr. Cole has seven years experience as an internal auditor for Higgs & Hill Overseas Limited.  For the past 12 years, Mr. Cole has been serving as an independent consultant to various international enterprises.  Mr. Cole is a member of the Rotary Club of Barbados, having served as a Director in 1993 and Treasurer in 2002.

JAMIE LIDSTONE - Director

Mr. Lidstone is the Managing Director of Lotoshow, a Latin American online gaming company.  Mr. Lidstone’s responsibilities include overall business strategy, marketing, business development and operations.  Prior to Lotoshow Mr. Lidstone held senior marketing and business development positions within the online gaming industry. He was Marketing Director for the Casino Rewards Group, responsible for the overall marketing and business development of 8 online casinos and 2 online poker rooms. During his tenure he oversaw significant growth of the group to become one of the worlds leading online gaming companies.

Mr. Lidstone has also consulted to a number of online gaming companies within the industry.  In this capacity, he assisted in developing and executing marketing and business strategies.  Prior to online gaming Mr. Lidstone was the Australian Marketing and Business Development director for online Auction site BidorBuy.

Mr. Lidstone has attended the University of New England and University of Sydney where he is on leave from his Masters in Marketing.

B.

Compensation

There are presently two Executive Officers of the Registrant, President and Chief Executive Officer, Mr. David Hallonquist and Chief Financial Officer, Mr. Brian Cole.  “Executive Officer” means the President, any Vice-President in charge of a principal business unit such as sales, finance or production and any officer of the Registrant or a subsidiary who performs a policy-making function for the Registrant whether or not that person is also a director of the Registrant or the subsidiary, and the Chairman and any Vice-Chairman of the board of directors of the Registrant if that person performs the functions of that office on a full-time basis.

Set out below is a summary of compensation paid during the Registrant’s most recently completed financial years to the Registrant’s Executive Officers:

Name And Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compen- sation ($)
		Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Awards		Payouts
					Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	Long Term Incentive Plan Payouts ($)
David Hallonquist	2006	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Brian Cole	2006	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Options and Stock Appreciate Rights (SARs)

The Registrant has not issued any options or SARs.

Compensation of Directors

The Registrant has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Registrant for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year.

None of the Registrant’s directors have received any manner of compensation for services provided in their capacity as directors during the Registrant’s most recently completed financial year.

Long Term Incentive Plan (LTIP) Awards

The Registrant has no LTIP awards authorized or issued.

C.

Board Practices

The board of directors of the Registrant is currently comprised of David Hallonquist, Steve W. Latham, Roger R. Matthews, H. Brian Cole and Jamie Lidstone.  Each director of the Registrant is elected annually and holds office until the next annual general meeting of shareholders unless that person ceases to be a director before that date.  The board of directors currently has established no committees other than the audit committee.  The members of the Registrant’s audit committee are Mr. Steve Latham, Mr. Roger Matthews and Mr. Brian Cole.  There are no directors’ service contracts with the Registrant or any of its subsidiaries providing for benefits upon termination of employment.

D.

Employees

As of March 23, 2007, the Registrant had two part-time employees, its C.E.O. David Hallonquist and C.F.O. Brian Cole.

E.

Share Ownership

The following table lists as of March 23, 2007, the share ownership of all of the Registrant’s directors and members of its administrative, supervisory and management bodies.  The Registrant has only one class of shares issued and outstanding being, common shares, without par value, and all of the common shares have the same voting rights.  The Registrant has no incentive stock options outstanding.  None of the persons named in the following table hold any warrants to purchase shares of the Registrant.

Name and Position	Number of Shares Held	Percentage of Shares Held (%) (1)
David Hallonquist	2,925,000	28.5%
Steve W. Latham	Nil	Nil
Roger R. Matthews	Nil	Nil
H. Brian Cole	250,000	2.4%
Jamie Lidstone	230,000	2.2%

(1)

The percentage ownership positions are based on 10,270,000 shares outstanding as of March 23, 2007.

Item 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

The Registrant is a privately owned Tortola, British Virgin Islands company, the shares of which are owned by Canadian residents, U.S. residents and residents of other countries.  As of February 1, 2007, the following parties had ownership of 5% or greater of the Registrant’s common shares, all of which have the same voting rights attached thereto as all other common shares of the Registrant.

Name	Number of Common Shares Held	Percentage of Common Shares Held
David Hallonquist	2,925,000	28.5%
Chelten Ltd. (1)	5,300,000	51.6%

(1)

The shareholder of Chelten Ltd. is The Ringwood Trust.  Obelisk International Trust Company is the Trustee of The Ringwood Trust.  Each person who is a member of the following classes of persons and who is a non-resident of Canada for purposes of the Income Tax Act (Canada) is a Beneficiary of the Ringwood Trust:

(a)

the lineal descendants of every degree of consanguinity of Grace Mary Goddard Hallonquist;

(b)

the legal spouses of the persons described in (a);

(c)

the estates of the persons described in (a) and (b);

(d)

the following charity:  World Wildlife Fund.

As of March 23, 2007, the Registrant had 41 shareholders of record holding 10,270,000 shares.

Other than as disclosed above, the Registrant is not aware of any other company, any foreign government or any other person, jointly or severally, that directly or indirectly controls the Registrant.  The Registrant is not aware of any arrangements, the operation of which, may at a future date result in a change of control of the Registrant.

B.

Related Party Transactions

The Registrant had a short term note with a related party which was repaid in January, 2007.

C.

Interests of Experts and Counsel

Not Applicable.

Item 8.

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

See Item 17 for audited consolidated financial statements of the Registrant for the year ended December 31, 2006.

B.

Significant Changes

Since the date of the audited financial statements for the period ended December 31, 2006, there have been no significant changes in the Registrant’s operations.

Item 9.

THE OFFER AND LISTING

A.

Offer and Listing Details

Not Applicable.

B.

Plan of Distribution

Not Applicable.

C.

Markets

The common shares of the Registrant are not listed on any stock exchange although it is the intention of management of the Registrant to seek a quotation of the Registrant’s common shares on the NASD’s Over the Counter Bulletin Board.  There will continue to be no market for the Registrant’s common stock in the United States until the Registrant’s common stock is quoted on the NASD’s Over the Counter Bulletin Board.  No assurance can be given that a market for the Registrant’s common stock will develop or that the stock will be quoted on the NASD’s Over the Counter Bulletin Board.

It is likely that shares of the Registrant’s common stock, assuming a market were to develop in the United States, will be subject to the regulations on penny stocks; consequently, the market liquidity for the common stock may be adversely affected by such regulations limiting the ability of broker/dealers to sell the Registrant’s common stock and the ability of shareholders to sell their securities in the secondary market in the United States.

Rules 15g-1 through 15g-9 promulgated under the Exchange Act impose sales practice and disclosure requirements on certain brokers-dealers who engage in certain transactions involving Penny Stock.  Subject to certain exceptions, a Penny Stock generally includes any non-NASDAQ equity security that has a market price of less than $5.00 per share.  We anticipate that our shares are deemed to be Penny Stock for the purposes of the Exchange Act.  The additional sales practice and disclosure requirements imposed upon brokers-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of our shares and impede the sale of our shares in the secondary market.

Under the Penny Stock regulations, a broker-dealer selling Penny Stock to anyone other than an established customer or Accredited Investor (generally, an individual with net worth in excess of $1,000,000 or an annual income exceeding $200,000, or $300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt.  In addition, the Penny Stock regulations require the broker-dealer to deliver, prior to any transaction involving a Penny Stock, a disclosure schedule prepared by the Commission relating to the Penny Stock market, unless the broker-dealer or the transaction is otherwise exempt.  A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities.  Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the Penny Stock held in a customer's account and information with respect to the limited market in Penny Stocks.

Nevada Agency & Trust Company, located at Suite 880, 50 West Liberty Street, Reno, Nevada  89501, will be the registrar and transfer agent for the Registrant’s common shares.

D.

Selling Shareholders

Not Applicable.

E.

Dilution

Not Applicable.

F.

Expenses of the Issue

Not Applicable.

Item 10.

ADDITIONAL INFORMATION

A.

Share Capital

Common Shares

The Registrant is authorized to issue 50,000,000 common shares without par value of which 10,270,000 are issued and outstanding as at March 23, 2007, as fully paid and non-assessable.

Shares Authorized and Issued	Authorized	Issued	Amount (US$)	Balance

Opening Balance as of Date of Incorporation	50,000,000
– September 27, 2005
Balance at December 31, 2005		6,070,000	$103,000	43,930,000
Balance at December 31, 2006		3,940,000	$59,650	39,990,000
Balance at March 23, 2007		260,000	$26,000	39,730,000

Options

The Registrant has no stock options outstanding.

Share Purchase Warrants

The Registrant has no share purchase warrants outstanding.

B.

Memorandum and Articles of Association

The Registrant’s incorporation number is 678167.  The Registrant was incorporated on September 27, 2005 under the International Business Companies Act of the territory of the British Virgin Islands.

(1)

The general objects and powers of the Registrant as they are set out in section 4 of the Memorandum of Association are as follows:

(a)

To carry on the business of an investment company and for that purpose to acquire (by original subscription, contract, tender, purchase or exchange underwriting) and to hold, in the name of the Registrant or of any nominee, share stocks, debentures, debenture stocks, bonds, notes, obligations or securities and to subscribe for the same subject to such terms and conditions (if any) as may be thought fit.

(b)

To exercise and enforce all rights and powers conferred by or incident to the ownership of any such share stock obligations or other securities including without prejudice to the generality of the foregoing all such powers of veto or control as may be conferred by virtue of the holding by the Registrant of some special proportion of the issued or nominal amount thereof and to provide managerial and other executive supervisory and consultancy services for or in relation to any company in which the Registrant is interested upon such terms as may be thought fit.

(c)

To buy, own, hold, subdivide, lease, sell, rent, prepare building sites, construct, reconstruct, alter, improve, decorate, furnish, operate, maintain, reclaim or otherwise deal with and/or develop land and buildings and otherwise deal in real estate in all its branches, to make advances upon the security of land or houses or other property or any interest therein, and whether erected or in course of erection and whether on first mortgage or charge or subject to a prior mortgage or mortgage or charge or charges, and to develop land and building as may seem expedient but without prejudice to the generality of the foregoing.

(d)

To carry on the business of traders and merchants of any kinds, nature or description and the sale or rendering of related products and services and the employment of the necessary personnel therefore.

(e)

Without prejudice to the generality of the foregoing paragraphs:  to purchase, sell exchange, lease, manage, hold, trade, invest in all kinds of movable or immovable property, merchandise, commodities, effects, products, services of any kind, nature or description, to carry out any type of commercial or financial operation, to receive and/or pay royalties, commissions and other income or outgoings of any kind, to purchase, construct, charter, own, operate, manage, administer transport vessels of any kind and their appurtenances and related services and agencies; to sell or render related services and employ the necessary personnel therefor.

(f)

To buy, sell, underwrite, invest in, exchange or otherwise acquire, and to hold, manage, develop, deal with and turn to account any bonds, debentures, shares (whether fully paid or not), stock options, commodities, futures, forward contracts, notes or securities of governments, states municipalities, public authorities or public or private limited or unlimited companies in any part of the world, precious metals, gems, works of art and other articles of value and whether on a cash or margin basis and including short sales, and to lend money against the security of any of the aforementioned property.

(g)

To borrow or raise money by the issue of debentures, debenture stock (perpetual or terminable), bonds, mortgages, or any other securities founded or based upon all or any of the assets or property of the Registrant or without any such security and upon such terms as to priority or otherwise as the Registrant shall think fit.

(h)

To engage in any other business or businesses whatsoever, or in any act or activity, which are not prohibited under any law for the time being in force in the British Virgin Islands.

(i)

To do all such other things as are incidental to, or the Registrant may think conducive to, the attainment of all or any of the above objects.

(2)

Matters relating to Directors of the Registrant:

(i)

A director’s power to vote on a proposal, arrangement or contract in which in which the director is materially interested:

Article 55(c) of the Registrant Articles states:  “No director shall be disqualified by his office from contracting with the Registrant either as a vendor, purchaser or otherwise, nor shall any such contract or arrangement entered into by or on behalf of the Registrant in which any director shall be in any way interest be voided, or shall any director so contracting or being so interested be liable to account to the Registrant for any profit realized by any such contract or arrangement, by reason of such director holding that office or of the fiduciary relationship thereby established.  The nature of a director’s interest must be declared by him at the meeting of the directors at which the question of entering into the contract or arrangement is first taken into consideration, and if the director was not at the date of the meeting interested in the proposed contract or arrangement, or shall become interested in a contract or arrangement after it is made, he shall forthwith after becoming so interested, advise the Registrant in writing of the fact and nature of his interest.  A general notice to the directors by a director that he is a member of a specified firm or company, and is to be regarded as interested in any contract or transaction which may, after the date of notice, be made with such firm or company shall (if such director shall give the same at a meeting of the directors, or shall take reasonable steps to secure that the same is brought up and read at the next meeting of the directors after it is given) be a sufficient declaration of interest in relation to such contract or transaction with such firm or company.  A director may be counted as one of a quorum upon a motion in respect of any contract or arrangement which he shall make with the Registrant, or in which he is so interested as aforesaid, and may vote upon such motion.”

(ii)

Directors’ power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body:

Articles 51, 52 and 53 of the Registrant Articles establish the parameters for the payment of compensation to board members:

“51.

The Directors may, by resolution, fix the emolument of directors in respect of services rendered or to be rendered in any capacity to the Registrant.  The directors may also be paid such traveling, hotel and other expenses properly incurred by them in attending and returning from meetings of the directors, or any committee of the directors or meetings of the members, or in connection with the business of the Registrant as shall be approved by resolution of the directors.

52.

Any director who, by request, goes or resides abroad for any purposes of the Registrant, or who performs services which in the opinion of the Board of Directors go beyond the ordinary duties of a director, may be paid such extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as shall be approved by resolution of the directors.

53.

The Registrant may pay to a director who at the request of the Registrant holds any office (including a directorship) in, or renders services to, any company in which the Registrant may be interested, such remuneration (whether by way of salary, commission, participation in profits or otherwise) in respect of such office or services as shall be approved by resolution of the directors).”

(iii)

Borrowing powers exercisable by the directors and how such borrowing powers can be varied:

Article 64 of the Registrant Articles establishes the borrowing powers exercisable by the directors as follows:

“64.

The directors may exercise all the powers of the Registrant to borrow money and to mortgage or charge its undertakings, property and uncalled capital or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the Registrant or of any third party.”

(iv)

Retirement or non-retirement of directors under an age limit.

The Registrant’s Articles contain no requirement for the retirement or non-retirement of directors under an age limit.

(v)

Number of shares, if any, required for qualification.

Article 49 of the Registrant’s Articles provides that a director does not require a share qualification.

(3)

Rights, preferences and restrictions attaching to each class of shares:

The Registrant has one class of common shares authorized and issued namely common shares without par value.

(i)

Dividend rights, including time limit after which dividend entitlement lapses.

Common shareholders are entitled to dividends as may be declared by the directors from time to time but no dividend shall be declared and paid out except if surplus and unless the directors determine that immediately after the payment of the dividend:

(a)

the Registrant will be able to satisfy its liabilities as they become due in the ordinary course of business; and

(b)

the realizable value of the assets of the Registrant will not be less than the sum of its total liabilities, other than deferred taxes, as shown in the books of account, and its capital.  All dividends unclaimed for three years after having been declared may be forfeited by the directors for the benefit of the Registrant.

(ii)

Voting Rights; staggered re-election intervals; cumulative voting.

Each of the Registrant’s common shares entitles the holder to one vote at any annual or special meeting of shareholders.  Directors stand for re-election annually.  The Registrant’s shareholders do not have cumulative voting.

(iii)

Rights to share in surplus in event of liquidation.

In the event of the Registrant’s liquidation, dissolution or winding up or other distribution of the Registrant’s assets, the holders of common shares will be entitled to receive, on a pro rata basis, all of the assets remaining after the Registrant’s liabilities have been paid out.

(iv)

Other.

Holders of the Registrant’s common shares do not have rights to share in the profits of the Registrant.  There are no redemption or sinking fund provisions with respect to the Registrant’s common shares.  Common shareholders have no liability as to further capital calls by the Registrant.  There are no provisions discriminating against any existing or prospective holder of the Registrant’s common shares as a result of such shareholder owning a substantial number of the Registrant’s common shares.  Holders of the Registrant’s common shares do not have pre-emptive rights.

(4)

Actions necessary to change the rights of holders of the Registrant’s common stock:

In order to change the rights of holders of a class of the Registrant’s stock, a vote of at least three quarters of the issued and outstanding shares of that class is required.

(5)

Conditions governing manner in which annual general meetings and extraordinary general meetings of shareholders are convoked, including conditions of admission:

The directors may convene meetings of the members of the Registrant at such times and in such manner and places as the directors consider necessary or desirable, and they shall convene such a meeting upon the written request of members holding more than 50% of the votes of the outstanding voting shares in the Registrant.

Seven days notice at the least specifying the place, the day and the hour of the meeting and general nature of the business to be conducted shall be given in the manner hereinafter mentioned to such persons whose names on the date the notice is given appear as members in the share register of the Registrant.

No business shall be transacted at any meeting unless a quorum of members is present at the time when the meeting proceeds to business.  A quorum shall consist of the holder or holders present in person or by proxy of not less than one-third of the shares of each class or series of shares entitled to vote as a class or series thereon and the same proportion of the votes of the remaining shares entitled to vote thereon.

At any meeting of members whether on a show of hands or on a poll every holder of a voting share present in person or by proxy shall have one vote for every voting share of which he is the holder.

A resolution which has been notified to all members for the time being entitled to vote and which has been approved by a majority of the votes of those members in the form of one or more documents in writing or by telex, telegram, cable or other written electronic communication shall forthwith, without the need for any notice, become effectual as a resolution of the members.

(6)

Limitations on rights to own securities of the Registrant:

There are no limitations on the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities of the Registrant which would be imposed by foreign law or by the charter or other constituent document of the Registrant.

(7)

Provisions of Company’s articles, charter or by-laws that have the effect of delaying, deferring or preventing a change in control of the Registrant and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Registrant:

There are no provisions in the Registrant’s articles, charter or bylaws that would have the effect of delaying, deferring or preventing a change of control of the Registrant and which would operate only with respect to a merger, acquisition or corporate restructuring of the Registrant.

(8)

Provisions, if any, governing the ownership threshold above which shareholder ownership must be disclosed:

There are no provisions in the Registrant’s bylaws which require the disclosure of shareholder ownership above a particular threshold.

C.

Material Contracts

The Registrant has not yet entered into any material contracts.

D.

Exchange Controls

There are no foreign exchange controls in BVI and funds can be moved easily. There is no restriction in this regard.

E.

Taxation

International Business Companies established in BVI are exempt from the payment of Income Tax and Stamp Duty.

Non-residents of BVI are exempt from the income tax payable on dividends, interest, rents, royalties, compensations and other amounts which are paid to the person by the IBC.

There are no capital gains taxes, inheritance taxes and death duties.

Double Taxation Agreements between the United Kingdom and Japan and Switzerland extend to the British Virgin Islands but do not generally apply to IBC's.

F.

Dividends and Paying Agents

Not Applicable.

G.

Statement by Experts

The financial statements for the period from inception of the Registrant to December 31, 2006 included in this Form 20-F have been audited by Peterson Sullivan PLLC of Suite 2300, 601 Union Street, Seattle, WA 98101 as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing and their consent and authorization.

H.

Documents on Display

The documents concerning the Registrant which are referred to in this Form 20-F are either annexed hereto as exhibits (see Item 19) or may be inspected at the principal offices of the Registrant.

I.

Subsidiary Information

The Registrant has no subsidiaries.

Item 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A.

Quantitative Information about Market Risk

Currency Exchange Rate Sensitivity

The results of the Registrant’s operations are subject to currency transaction risk.  Regarding currency transactional risk, the operating results and financial position of the Registrant and Company’s subsidiaries are reported in U.S. dollars in the Registrant’s consolidated financial statements.  The fluctuation of the U.S. dollar in relation to other currencies will therefore have an impact upon the profitability of the Registrant and may also affect the value of the Registrant’s assets and the amount of shareholders’ equity.

In regards to transaction risk, the Registrant’s functional currency is the U.S. dollar and its activities are predominantly executed using the U.S. dollar.  The Registrant incurs a relatively small portion of its expenses in U.S. dollars.  The Registrant has not entered into any agreements or purchased any instruments to hedge any possible currency risks at this time.

Interest Rate Sensitivity

The Registrant currently has no short term or long term debt requiring interest payments.  As a result, the Registrant has not entered into any agreement or purchased any instrument to hedge against possible interest rate risks at this time.

Item 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.

Debt Securities

Not Applicable.

B.

Warrants and Rights

Not Applicable.

C.

Other Securities

Not Applicable.

D.

American Depository Shares

Not Applicable.

PART II

Item 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

Item 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

Item 15.

CONTROLS AND PROCEDURES

Not Applicable.

Item 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant’s audit committee financial expert is Mr. Brian Cole.  Mr. Cole is the company CFO.  Mr. Cole’s qualifications are set out in Item 6 of Part I of this Form 20-F.

Item 16B.

CODE OF ETHICS

Not Applicable.

Item 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not Applicable.

Item 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

Item 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

PART III

Item 17.

FINANCIAL STATEMENTS

The Registrant’s financial statements have been prepared on the basis of US GAAP.  Copies of the financial statements specified in Regulation 228.210 (Item 310) are filed with this Form 20-F.

Index to Financial Statements

-

Audited financial statements for the period from inception on September 27, 2005 to December 31, 2006.

PLAY LA INC.

(A Development Stage Company)

Financial Statements

(Expressed in U.S. Dollars)

(Audited)

December 31, 2006

C  O  N  T  E  N  T  S

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

2

FINANCIAL STATEMENTS

BALANCE SHEET

3

STATEMENTS OF OPERATIONS

4

STATEMENTS OF STOCKHOLDERS’ EQUITY

5

STATEMENTS OF CASH FLOWS

6

NOTES TO FINANCIAL STATEMENTS

     7 - 9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

Play LA Inc.

We have audited the accompanying balance sheet of Play LA Inc. (a development stage company) as of December 31, 2006, and the related statements of operations, stockholders' equity, and cash flows for the year then ended, and for the cumulative period from September 27, 2005 (inception) through December 31, 2006.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  The Company has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Play LA Inc. (a development stage company) as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, and for the cumulative period from September 27, 2005 (inception) through December 31, 2006, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern.  As discussed in Note 1 to the financial statements, the Company has not commenced operations or generated revenue to date and has an accumulated deficit of $73,503 at December 31, 2006.  These conditions raise substantial doubt about the Company's ability to continue as a going concern.  Management's plan regarding those matters is also described in Note 1.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/S/ PETERSON SULLIVAN PLLC

     February 12, 2007

PLAY LA INC.
(a development stage company)
BALANCE SHEET
December 31, 2006
ASSETS
Current Asset
Cash	$ 99,625

Other Assets	438
Total Assets	$ 100,063
LIABILITIES AND STOCKHOLDERS' EQUIT Y
Current Liabilities
Short-term note, related party	$ 10,916
Total current liabilities	10,916
Stockholders' Equity
Common stock, no par value; 50,000,000 shares authorized;
10,010,000 shares issued and outstanding	162,650

Accumulated deficit	(73,503)

Total stockholders' equity	89,147
Total liabilities and stockholders' equity	$ 100,063

See Notes to Financial Statements

3

PLAY LA INC.
(a development stage company)
STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2006 and for the period from September 27, 2005
(inception) through December 31, 2005 and 2006
			Cumulative
	2006	2005	Period
Revenue	$ -	$ -	$ -
Expenses
Professional fees	40,964	23,491	64,455
General and administrative	7,388	4,750	12,138
	48,352	28,241	76,593

Other Income (expense)
Interest income	3,090	-	3,090
Net loss	$ (45,262)	$ (28,241)	$ (73,503)
Net loss per common share (basic and fully diluted)	$ (0.00)	$ (0.04)
Weighted average number of common shares outstanding	9,549,575	666,979

4

See Notes to Financial Statements

PLAY LA INC.
(a development stage company)
STATEMENTS OF STOCKHOLDERS' EQUITY
For the Period from September 27, 2005 (inception) through December 31, 2006

	Common Stock		Accumulated
	Shares	Amount	Deficit	Total
Balance, September 27, 2005	-	$ -	$ -	$ -
Common stock issued, December	6,070,000	103,000	-	103,000

Net loss for the period			(28,241)	(28,241)

Balance, December 31, 2005	6,070,000	$ 103,000	$ (28,241)	$ 74,759
Common stock issued, January	3,940,000	59,650		59,650

Net loss for the year			(45,262)	(45,262)
Balance, December 31, 2006	10,010,000	$ 162,650	$ (73,503)	$ 89,147

5

See Notes to Financial Statements

PLAY LA INC.
(a development stage company)
STATEMENTS OF CASH FLOWS
For the Year Ended December 31, 2006 and for the Period from September 27, 2005
(inception) through December 31, 2005 and 2006

			Cumulative
	2006	2005	Period
Cash Flows from Operating Activities
Net loss	$ (45,262)	$ (28,241)	$ (73,503)
Adjustments to reconcile net loss to net cash flows
from operating activities
Changes in operating assets and liabilities
Other assets	(438)		(438)
Accounts payable and accrued expenses	(16,738)	16,738
Net cash flows used in operating activities	(62,438)	(11,503)	(73,941)
Cash Flows from Financing Activities
Proceeds from short-term note, related party	10,916	16,503	27,419
Payments on short-term note, related party	(16,503)		(16,503)
Proceeds from Issuance of common stock	59,650	103,000	162,650
Net cash flows from financing activities	54,063	119,503	173,566

Net change in cash	(8,375)	108,000	99,625
Cash, beginning of period	108,000	-	-

Cash, end of period	$ 99,625	$ 108,000	$ 99,625

6 See Notes to Financial Statements

PLAY LA INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS

Note 1.  Description of Business and Summary of Significant Accounting Policies

Organization

Play LA Inc. ("the Company"), a Tortola, British Virgin Island holding company, was incorporated under the International Business Companies Act on September 27, 2005.  The principal business of the Company was to identify and evaluate businesses and assets relating to gaming in the Latin American region with a view of implementing a roll-up strategy to acquire a portfolio of leading gaming operators in Latin America.  The company is currently in the process of redefining its business model.  See Note 2.  Substantially all of the Company's efforts have been directed towards raising capital and developing a corporate structure.  Accordingly, for financial reporting purposes, the Company is considered to be in the development stage.

The Company's offices are currently provided on a rent free basis by an affiliated third party.  Due to limited Company operations, any facilities expenses are not material and have not been recognized in these financial statements.

Going Concern

As shown in the financial statements, the Company has not yet commenced operations, has not generated revenues to date and has a net accumulated deficit at December 31, 2006.  These factors raise substantial doubt about the Company's ability to continue as a going concern.

The Company will need additional working capital to continue pursuing gaming opportunities or to be successful in any future business activities and continue developing its business.  Therefore, continuation of the Company as a going concern is dependent upon obtaining the additional working capital necessary to accomplish its objective.  Management is presently engaged in seeking additional working capital.

The accompanying financial statements do not include any adjustments to the recorded assets or liabilities that might be necessary should the Company fail in any of the above objectives and is unable to operate for the coming year.

Cash

Cash consists of cash held in a trust account and an offshore bank account.

Short-Term Note, Related Party

The note is due to a company of which the CEO is also an officer.  The note has no specified repayment terms, does not bear interest, and is unsecured.

PLAY LA INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS

Loss per Share

Basic loss per share is calculated by dividing the net loss available to common stockholders by the weighted average number of common shares outstanding in the period.  Diluted loss per share takes into consideration common shares outstanding (computed under basic loss per share) and potentially dilutive securities.  There were no potentially dilutive equity instruments outstanding during 2005 or 2006.

Comprehensive Loss

There are no reconciling items between the net loss presented in the statements of operations and comprehensive loss as defined by SFAS No. 130, "Reporting Comprehensive Income."

Income Taxes

The company is registered in the British Virgin Islands and will not be conducting business in the United States.  It is therefore not subject to or liable for any United States income taxes. Currently there is no income tax in the British Virgin Islands.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period.  Actual results may differ from those estimates.

Financial Instruments

The Company has the following financial instruments:  cash and short-term note, related party.  The carrying value of these financial instruments approximates the fair value due to the short-term nature.

Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, Accounting for Uncertainties in Income Taxes, (“FIN 48”).  FIN 48 clarifies the accounting for uncertainty in income taxes and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  FIN 48 is effective for financial statements as of January 1, 2007.  The Company has not yet determined the impact of applying FIN 48.

PLAY LA INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“FAS 157”). FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements but does not require any new fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company has not yet determined the impact of applying FAS 157.

Note 2.  Subsequent Events

Subsequent to December 31, 2006, the Company:

•

Paid in full the short term note, related party.

•

The company repurchased 1,000,000 of its common shares which had been initially issued at $0.01 per share.

•

The company issued those 1,000,000 common shares at $0.01 per share for $10,000 to one existing and two new subscribers.

•

The company issued to three new subscribers 120,000 shares of common stock for $12,000; and 140,000 shares of common stock for $14,000 to a director.

•

Adjusted the business model with concomitant organizational changes.  In particular, the principal business of the Company is now to identify and acquire businesses and assets relating to online content publishing and internet advertising solutions for online gaming operators.  Specifically, the Company’s roll-up strategy will focus primarily on the United Kingdom (“UK”), Western European and Latin American based online gaming content websites to create a comprehensive, customized, and responsive advertising network to service the advertising and promotional needs of online gaming operations.  In addition, the Chief Financial Officer was replaced and newbanking accounts are being established. transferred.

Item 18.

FINANCIAL STATEMENTS

The Registrant has elected to report under Item 17.

Item 19.

EXHIBITS

Copies of the following documents are filed with this Form 20-F as exhibits:

Index of Exhibits

1.1

Articles of Incorporation and Certificate of Change of Name

15.1

Consent of Auditor

31.1

Section 302 Certification of C.E.O.

31.2

Section 302 Certification of C.F.O.

32

Section 906 Certification

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused hits report to be signed on its behalf by the undersigned hereunto duly authorized.

PLAY LA INC.

Dated:

March 23, 2007

Per:

/s/ David Hallonquist

David Hallonquist,

President and Chief Executive Officer

Per:

/s/ Brian Cole

Brian Cole,

Chief Financial Officer