Form 20-F
period 2008-12-31
PLAY LA INC.
filed 2009-03-13
CIK 1378553

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[ ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

[x]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the Fiscal Period Ended December 31, 2008

[ ]

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For transition period from __________ to __________

[ ]

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

Date of event requiring this shell company report __________

Commission File Number:  000-52311

PLAY LA INC.

(Exact name of Registrant as specified in its charter)

TORTOLA, BRITISH VIRGIN ISLANDS

(Jurisdiction of incorporation or organization)

20 Mount Clapham, St. Michael, Barbados, BB 14005

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:  None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Stock, No Par Value (Title of Class)	OTC-BB (Exchange on which registered)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

Number of outstanding shares of each of the Registrant’s classes of capital or common stock as of December 31, 2008 :  11,520,000 Common Shares Without Par Value

Indicate by check mark whether the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

❒ Yes  ☑ No

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

❒ Yes  ☑ No

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

☑ Yes  ❒ No

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

❒ Yes  ☑ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the Registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by court.

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

TABLE OF CONTENTS

Item 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

5

Item 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

5

Item 3.

KEY INFORMATION

5

Item 4.

INFORMATION ON THE REGISTRANT

10

Competition Overview

19

Gaming in the European Union – An Overview

21

UK Market Overview

21

Western Europe Market Overview

24

Item 4A.

UNRESOLVED STAFF COMMENTS

27

Item 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

27

Item 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

31

Item 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

36

Item 8.

FINANCIAL INFORMATION

37

Item 9.

THE OFFER AND LISTING

37

Item 10.

ADDITIONAL INFORMATION

38

Item 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

39

Item 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

40

Item 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

40

Item 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS  40

Item 15.

CONTROLS AND PROCEDURES

40

Item 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

41

Item 16B.

CODE OF ETHICS

41

Item 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

41

Item 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

41

Item 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

41

Item 17.

FINANCIAL STATEMENTS

41

Index to Financial Statements

41

Item 18.

FINANCIAL STATEMENTS

42

Item 19.

EXHIBITS

42

PART I

Item 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.

Directors and Senior Management

Not applicable

B.

Advisers

Not applicable

C.

Auditors

The auditors for the Registrant were Peterson Sullivan, PLLC, of Suite 2300, 601 Union Street, Seattle, Washington, 98101, USA for the Registrant’s December 31, 2005, 2006 and 2007 year end.

The current auditors for the Registrant are Jewett Schwartz Wolfe and Associates.  They are located at 200 South Park, Suite 150, Hollywood, Florida, 33021 USA.  Jewett Schwartz Wolfe and Associates have audited the Registrant’s December 31, 2008 year end.

Item 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

Item 3.

KEY INFORMATION

A.

Selected Financial Data

The Registrant was incorporated as Argosy Enterprises Limited in Tortola, British Virgin Islands on September 27, 2005.  The Registrant changed its name to Play LA Inc. on October 20, 2005.  The Registrant has selected a December 31 year end.  The financial periods reported in this annual return are the periods from inception on September 27, 2005 to December 31, 2005 (audited), January 1, 2006 to December 31, 2006 (audited), January 1, 2007 to December 31, 2007 (audited) and January 1, 2008 to December 31, 2008 (audited).

The selected financial data which is provided under this item is for the periods from inception on September 27, 2005 to December 31, 2005 (audited), January 1, 2006 to December 31, 2006 (audited), January 1, 2007 to December 31, 2007 (audited), and January 1, 2008 to December 31, 2008.  This information should be read in conjunction with the Registrant’s financial statements and notes thereto.  The selected financial data provided below are not necessarily indicative of the future results of operations or financial performance of the Registrant.  The Registrant has not paid any dividends on its common shares and it does not expect to pay dividends in the foreseeable future.

The financial statements of the Registrant for the period from inception on September 27, 2005 to December 31, 2005, January 1, 2006 to December 31, 2006 and January 1, 2007 to December 31, 2007 have been audited by Peterson Sullivan PLLC, independent registered public accountants.  The financial statements for the period from January 1, 2008 to December 31, 2008 have been audited by Jewett Schwartz Wolfe and Associates, independent registered public accountants. They are maintained in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States.

	Period from	Period from	Period from	Period from
	Inception Sep 27,	Jan 1, 2006 to	Jan 1, 2007 to	Jan 1, 2008 to
	2005 to Dec 31, 2005	Dec 31, 2006	Dec 31, 2007	Dec 31, 2008

Amounts in Accordance with US GAAP (presented in U.S. dollars):
Total Assets	$ 108,000	$ 100,063	$ 778,861	$ 381,614
Net working capital	$ 74,759	$ 89,147	$ 397,487	$ 71,259
Share capital	$ 103,000	$ 162,650	$ 1,186,150	$ 1,181,150
Shareholders’ Equity	$ 74,759	$ 89,147	$ 731,101	$ 326,795
Loss (from operations)	$ 28,241	$ 45,262	$ 381,546	$ 399,306
Loss per share (basic and diluted)	$ 0.04	$ -	$ 0.03	$ 0.03
Weighted average number of		9,549,575	11,438,384	11,761,803
common shares (basic and diluted)

B.

Capitalization and Indebtedness

Not applicable

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

The Company has no material assets or intellectual property rights and accordingly there is no underlying value available to shareholders in the event of a bankruptcy or winding up.

Our Company has no significant assets, intellectual property rights or financial resources.  In the event of a bankruptcy or winding up of our Company, there is no underlying value which could be realized by a third party sale and no funds will be available to shareholders to offset the cost of their investment in the Company’s shares.

The Company’s independent auditors report expresses substantial doubt about our Company’s ability to continue as a going concern which highlights the likelihood that our business will fail and shareholders will lose their entire investment.

The report of our independent auditors on our financial statements for the year ended December 31, 2008 contained an explanatory paragraph indicating there is substantial doubt about our ability to continue as a going concern.  This highlights the vulnerability for failure of start up companies such as ours and stresses the likelihood that shareholders in our Company will lose their entire investment.

Our Company must raise additional capital through private placements to maintain operations and expand our business, there is no assurance that additional capital will be available and in the absence of such capital, our business will fail and shareholders will lose their entire investment.

Our Company requires additional capital to maintain its current operations and to implement its business plan.  The Company will seek investment through private placements however, the Company’s ability to attract such investment is completely uncertain and in the absence of additional financing, the Company will fail and shareholders will lose their entire investment.

Our Company has no operating history as an internet advertising company.  This lack of experience may result in poor business decisions, failure of our business and a loss of investors’ entire investment.

Our Company is starting up operations in an emerging and rapidly evolving market.   With no experience to draw on in internet advertising, management of the Company may make poor decisions or misjudge demand for the Company’s proposed services.  This lack of experience jeopardizes our Company’s chances for success and creates a substantial risk of our shareholders losing their entire investment.

We rely on a small number of key personnel, their departure may cause our Company to fail and result in the loss of your investment.

Our Company is highly dependent on the services of Mr. Hallonquist and Mr. Cole.  Mr. Hallonquist in particular is the driving force behind implementation of our plan of operation.  The loss of Mr. Hallonquist or Mr. Cole’s services for whatever reason would result in the Company ceasing operations and the loss of shareholders’ investment.

Competition in internet advertising is intense.  Our Company will be challenged to achieve market penetration and our failure to do so will cause us to cease operations resulting in a loss of your investment.

The market for Internet advertising technologies and services is intensely competitive.  The Company expects this competition to continue to increase because there are no significant barriers to entry into the market.  Our ability to survive in this competitive environment is uncertain.  If we do not compete effectively, our business will fail resulting in the loss of your investment.

Internet gaming is government controlled in our targeted European markets.  If these markets are not opened to private sector igaming, there will be very limited potential for advertising revenue for our Company, our business plan may fail and you will lose your investment.

The primary markets we have targeted in the European Union maintain government control over internet gaming.  Our business model assumes that over time, the private sector will be allowed to compete with government controlled igaming businesses which will create potential revenues for our Company.  If private sector igaming is not allowed to compete, we will not secure the anticipated advertising revenue, our business plan may fail and you could lose your entire investment.

Risks related to Internet advertising acquisition strategy

Our internet advertising acquisition strategy is unproven, our failure to acquire other established internet advertising businesses will cause our company to fail and you will lose your entire investment.

Our business plan assumes continued growth of internet advertising, if this growth is not achieved, our business will fail and you will lose your entire investment.

Management anticipates substantially all of the Company’s revenue will be derived from Internet advertising.  However, the market from Internet advertising may decrease in the future for a number of reasons, including the following:

▪

the rate at which Internet users take action in response to an ad may decrease;

▪

the popularity of the Internet as an advertising medium could decrease;

▪

Internet users may install existing or to-be-developed software programs that allow them to prevent ads from appearing on their screens;

▪

advertisers may prefer an alternative Internet advertising format, product or service which the Company might not offer; and

▪

the Company may be unable to make the transition to new Internet advertising formats preferred by advertisers.

A downturn in Internet advertising for any of these reasons will result in the failure of the Company’s business and a loss of your investment.

Our business is vulnerable to changes in government regulation and industry standards applicable to the Internet and Internet advertising which could negatively impact the value of your investment.

Laws and regulations that apply to Internet communications, commerce and advertising are becoming more prevalent.  These regulations could affect the costs of communicating on the Internet and could decrease demand for the Company’s technologies and services or increase the Company’s costs.

If new, restrictive legislation is adopted, it could hinder growth in the use of the Internet generally, and decrease the acceptance of the Internet as a communications, commercial and advertising medium.  Our business would suffer as a result and your investment would lose value or be lost entirely.

Our business is vulnerable to new technologies which block the ability to serve advertisements, these technologies would negatively impact our business causing a decline or loss of your investment.

Technologies have been developed and distributed that are designed to block the appearance of pop-up and pop-under ads on website pages viewed by Internet users.  These ad-blocking technologies may become more effective and their use may become more widespread, and they may block the display of other current or future formats that the Company may use to deploy the Company’s ads.  Ad-blocking technology could reduce demand for the Company’s technologies and services and cause a failure of the Company’s business resulting in a loss of investors’ capital.

Our business depends heavily on data collection and use from advertising campaigns, restrictions on our ability to collect and use this data will negatively impact our business and result in a decline or loss of your investment.

The Company may use technologies to collect information such as a user's IP address, ads delivered by the Company that have been previously viewed by the user and responses by the user to those ads. In order to determine the effectiveness of an advertising campaign by any one of the Company’s advertisers and to determine how to modify the campaign, the Company needs to access and analyze this information.  Interruptions, failures or defects in the Company’s data collection systems, as well as privacy concerns regarding the collection of user data, could limit our Company’s ability to analyze data from advertisers' advertising campaigns.  This would negatively impact the Company’s business and result in a decline or loss of your investment.

Changes or Increases in the Taxation of Internet Gaming may adversely affect the Company’s revenue and decrease the value of your investment.

The gaming industry is typically subject to significant taxation and fee assessment in addition to corporate income taxes generally assessed on business operations.  These additional taxes and fees are subject to increase at any time, and may be materially increased either prospectively or retroactively.  If, for example, the current Igaming corporate tax rate of 2.5% in the UK were to increase to 15%, which is a level currently being discussed, it could discourage existing gaming operators from targeting that country, or spending at the same levels of advertising as they are currently.  A reduction or retraction of advertising budgets targeting a country that the Company intends to focus its advertising activities to, would reduce the number and size of potential clients and advertising budgets each operator intends to spend.  Therefore, a material increase in internet gaming taxes could adversely affect the Company’s revenue and your investment.

Gambling debts are unenforceable which can affect Igaming revenues, advertising and our Company’s profitability resulting in a decrease in the value of your investment.

The laws of most countries stipulate that gambling debts are unenforceable.  If our Company’s clients sustain high operating losses due to uncollectible gambling debts, it would adversely impact their advertising budgets and result in a loss of revenue for our Company.  This would adversely affect our share price and the value of your investment.

The Introduction of Anti-Igaming Legislation in EU Countries could severely curtail the market for the Company’s services resulting in a decrease in the value of your investment.

A substantial portion of the Company’s planned business is anticipated to come from EU Countries.  Many EU Countries are considering legislation for gaming ownership and the provision of gaming services.  While some large countries like France and Germany are currently engaged in talks with the European Commission to liberalise their igaming markets, other countries such as the Netherlands are steadfastly opposed to opening up their government run monopolies to private operators. It is possible that some EU countries could prohibit Internet gaming.  Although there is a movement underway, headed by the European Commission, to open up government run monopolies to competition from the private sector, there is no certainty that all countries will move towards liberalization.  In this event, the demand for Igaming advertising would decrease substantially, negatively impacting our business and causing the value of your investment to decrease.

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

We have not declared dividends and may never declare dividends, which may affect the value of your shares

We have never declared or paid any dividends on our common stock and do not expect to pay any dividends in the foreseeable future.  This may prove unattractive to certain purchasers of our shares making it difficult for you to sell your stock.

Foreign currency risk

Our clients are located in foreign countries.  As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. Because our revenues are currently denominated in U.S. dollars, a strengthening or weakening of the dollar will affect our financial statements due to the fluctuating dollar.  We have not hedged foreign currency exposures related to transactions denominated in currencies other than U.S. dollars. We do not engage in financial transactions for trading or speculative purposes.

Interest Rate Risk

Interest rate risk refers to fluctuations in the value of a security resulting from changes in the general level of interest rates. Investments that are classified as cash and cash equivalents have original maturities of three months or less. Our interest income is sensitive to changes in the general level of U.S. interest rates.  We do not have significant short-term investments, and due to the short-term nature of our investments, we believe that there is not a material risk exposure.

Credit Risk

Our accounts receivables are subject, in the normal course of business, to collection risks. We regularly assess these risks and have established policies and business practices to protect against the adverse effects of collection risks. As a result we do not anticipate any material losses in this area.

Item 4.

INFORMATION ON THE REGISTRANT

A.

History and Development of the Registrant

The Registrant was incorporated as Argosy Enterprises Limited in Tortola, British Virgin Islands on September 27, 2005.  The Registrant changed its name to Play LA Inc. on October 20, 2005.  The Registrant was incorporated under the British Virgin Islands International Business Companies Ordinance of 1984.  The Registrant’s office is located at 20 Mount Clapham, St. Michael, Barbados, BB14005. The telephone number is (246) 431-0493, the facsimile number is (246) 431-0078.

Since its incorporation, the Registrant has not undergone any material reclassification, merger or consolidation, and has no subsidiaries.  The Registrant has not completed any acquisitions or dispositions of material assets as well it has not undergone a material change in the types of products or services it renders, during this current financial period..  The Registrant has not been the subject of any bankruptcy, receivership or similar proceedings.

The Registrant commenced operations in May, 2007, after the acquisition of two websites, and has continued  operations through the current period. The acquisition cost of the two websites were $392,280 (£190,000)..  It has not made any principal capital expenditures or divestitures during this current financial period.  The Registrant has not received nor made any public takeover offers.

B.

Business Overview

Company Overview

Play LA Inc. (the “Registrant”) is a Tortola, British Virgin Island holding company which was formed in 2005.  The principal business of the Registrant is to identify and acquire businesses and assets relating to online content publishing and internet advertising solutions for online gaming operators.  Specifically, the Registrant’s  strategy will focus primarily on United Kingdom (“UK”) and Western European based online gaming content websites to create a comprehensive, customized, and responsive advertising network to service the advertising and promotional needs of online gaming operations.  The Registrant will not acquire sites that target players in the United States or Canada nor will the Registrant target its services towards customers (i.e., gaming operators) from those two countries. The Registrant’s first two acquired websites focus on the UK market. The Registrant subsequently developed eight more websites which target Spain, Italy, Germany and Sweden. During the current period, 90% of the registrant’s revenues were generated from the UK market, while the remaining 10% was generated from the other four countries.

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

Corporate Mission

The Registrant’s mission is to be the premier network advertising and promotional solution company for the online gaming sector.  To do so, Company management is committed to: (1) establish a portfolio of advertising and digital content delivery assets focused on serving the growing online gaming and entertainment markets; (2) design and offer tailored advertising programs customized for the unique requirements of gaming and entertainment companies in the UK and Western Europe; and (3) centralize administrative, development and content creation efforts by outsourcing services to specialized third parties.

As with the development of any business, our Company’s longer term and medium term objectives are subject to the successful completion of our short term objectives.  Failure to execute our short term objectives will require us to revise our medium and long term objectives or to revise our business plan.  Our short term, medium term and longer term objectives are goals, they are not bench marks which have been achieved.  All of our objectives are susceptible to the risk factors which are summarized on pages 7 to 11 of this registration statement.

Short-Term Objectives

The Registrant’s key objectives in the short-term are to re-develop the existing 10 websites onto SEO friendly CMS systems, and then develop and launch 5 new websites targeting the casino sector.    This will allow the Company to increase the visitor traffic to the websites through natural search and also increase overall website traffic through the introduction of a third related gaming vertical, Casino.  In particular, the Registrant is targeting the following critical strategic and tactical objectives over the next 12 months:

1.

Redevelop the websites on Wordpress MU – WordPress MU is a leading, open source software for website Client Management Systems that control content-based websites. It is designed to optimize content, website templates, and webpage functionality specifically based on the top search engine requirements, such as Google, Yahoo, etc. The registrant’s websites are content based, but currently operate on a CMS system that does not maximize the benefits available from search engines.

2.

Develop Web 2.0 Features into the redeveloped Websites – The newest development into website design includes interactive features and tools which engage the user and promote visitor frequency. The addition of features such as forums and blogs, streaming video, and RSS feed syndication all contribute to higher visitor usage and are the features that the Registrant plans to build into the new websites.

3.

Develop 5 new websites targeting the Casino Sector – The Registrant plans to use the new WordPress CMS system to build and launch new websites targeting the casino sector. The websites will be in English, French, German, Italian and Spanish, and will include the Web 2.0 features added to the existing websites.

Medium-Term Objectives

In the medium-term, the Registrant’s key objectives are to continue to identify and acquire suitable targets, secure necessary funding to execute the acquisitions, and integrate acquired subsidiaries to form a cohesive advertising network.    The Registrant is targeting the following critical strategic and tactical objectives in 12 to 24 months:

1.

Continue with acquisition plans and continue to seek additional funding.  The Registrant will continue to seek acquisitions targets that add value to its strategy.  The Registrant will require additional financing from various sources to adequately fund any subsidiaries which it may acquire.

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

2.

Increase market share.  The Registrant will focus on increasing revenues and profitability.  The key to revenue and net income growth is working with acquired companies in the early stages to assist them in growing their own traffic in order to increase their value to the Registrant’s advertising network.  The Registrant will seek to become positioned as a market leader in the advertising segment targeted at the online gaming industry.

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

Outsourcing of Technical Services

The Company is party to an agreement dated February 1, 2007, as extended by an agreement dated February 18, 2008, with On A Roll Media Inc. (“On A Roll”) under which On A Roll provides the Company with the following technical services:

-

Web site maintenance – HTML, Java, etc.

-

Software development

-

Sales, Marketing and Business Development activities

-

Search Engine Optimization

-

Financial modeling for all properties

-

Translation and local content provision

-

Creation and maintenance of forums, blogs, newsletters and communities

-

Hosting and traffic management

-

Scientific research and development of properties

-

International expansion, new market development

In consideration for the provision of these technical services, the Company pays On A Roll all of its out of pocket expenses, an hourly rate of US$80 and a 10% commission on all paid advertising sold by the Company.  The initial On A Roll technical services agreement terminated on January 31, 2008, but has been renewed by a renewal agreement dated February 18, 2008.  Pursuant to the terms of the renewal agreement, On A Roll will also receive a monthly fee of $1,500 in addition to the hourly and commission fees under the original agreement.  The renewal agreement expires on February 17, 2010, unless terminated earlier by mutual agreement of the parties.

Completed Acquisitions and Acquisition Criteria

Completed Acquisitions

On May 1, 2007, the Company completed the acquisition of two internet information portal sites,  MACROBUTTON HtmlResAnchor www.bettingchoice.co.uk, and www.guidetopoker.com.  The portal sites operate in the English language, and attract English speaking sports and poker enthusiasts primarily throughout the UK and Western Europe. The acquired assets include all programming and source code of the websites, a custom built Client Management System, both URL’s, all archived news, content and articles spanning the past 3 years, a small subscriber database of approximately 10,000 emails, and all client advertising accounts

Established in 2004, these sites have a following among British and European sports bettors and poker players.  In the three years since inception, the sites have become popular sources of information for their followers, who number approximately 100,000 per month.  Timely news stories and features are updated on these sites daily.  Valuable information about upcoming events such as major sporting events or million-dollar purse poker tournaments keep readers up to date on opportunities of interest to them.  Items like betting odds, favorites, player profiles, injuries, professional tips, handicaps, and other items, much like one might find on the daily sports pages, are continuously updated on the sites, utilizing the services of professional European freelance journalists.

Bettingchoice and Guidetopoker also serve another purpose to the new recreational bettor and poker player- reviewing and assessing the quality and ease of use of major online gaming sites.  Combined, the sites have reviews of nearly one hundred gaming sites, giving the novice player a greater level of comfort when he or she places a first bet or plays in a first poker tournament.  Further guidance is provided the novice player in areas such as poker rules, or a quick lesson on placing a sports bet.  Upcoming events are highlighted well in advance, for those who wish to take part in online tournaments, or who need reminders of the next important football match.  Readers can receive free bets or a cash gift that can be used to play with, by using the sites’ free bonus sections.

Revenues are derived from bookmakers and online poker companies who pay bettingchoice and guidetopoker to direct their readers to their online entertainment sites.  More than forty online sportsbook and poker room operators, some of them the biggest names in the industry, are loyal advertisers on the two sites.  Since 2004, the sites have enjoyed annual revenue growth of over 45%, to approximately $264,000 in 2006 for the two sites combined.

The Company initially agreed to purchase Bettingchoice and Guidetopoker for approximately $515,256 (£250,000), with 70% paid upon closing and the balance being paid in three equal installments over a period of nine months from closing.    The holdback was intended to protect the purchaser in the event of diminuation in the value of any assets valued at $4,875.00 or more. If this occurred, the purchase price of the assets can be re-calculated and the difference refunded to the purchaser from the holdback. As part of the agreement, the Company agreed to pay the vendor, Glen Etive Capital Limited, a UK company, an additional $20,000.00 for the programming and development of 8 new replicated websites.  The Vendor also agreed to provide the purchaser with ongoing training and support for the operation of the business, system training, introduction to clients, implementation and launch of the 8 new websites, familiarization with current marketing techniques and general transition assistance for the 9 months following closing.  The Company was to pay the vendor 30% of all net income earned by the 8 new foreign language versions of the sites, for the same nine month period from closing. Since the foreign language websites are new, 100% of the advertising revenues that they generate will constitute gross revenues for the purposes of calculating the Vendor’s 30% share of net revenues.  The Company subsequently determined that eleven (11) of the advertisers were not likely to continue generating the same level of revenues as they had previously generated in 2006, and the Company negotiated a reduction in the original purchase price with the vendor in the amount of $123,661 (£60,000).  Consequently, the net purchase price of the two (2) websites amounted to $392,280 (£190,000) which included the $20,000 (£10,000) for the development of the eight (8) new websites.  Direct costs of operating and marketing these new sites will be deducted from gross revenues to calculate net income.  These costs shall include hosting, programming, content, translations, search marketing and a portion of the company’s general and administrative expenses.  The 30% net income earn-out to the vendor was treated as part of the overall $392,280 (£190,000) purchase price of the acquisition. There were insufficient revenues generated by the eight new websites within the prescribed 9 month post acquisition period to pay any earn-out fees to the vendor, and as such, no payments for the 30% earn out to the vendor were made, and none are owing by the Company.

The Company plans to combine the amount of the initial purchase price with the net income earn out in its capital cost calculation and amortization of the assets.  Each of the 2 acquired websites have been replicated and translated into German, Italian, Spanish and Swedish, giving the Company 8 new foreign language websites.  The 8 new foreign language websites went live during early September 2007.  The sites are built on Internet technologies and programming languages, and are supported by a team of outsourced technology experts, who have been retained to continue managing technical operations into the future at competitive prices.  Revenues are earned in British Pounds and Euros, while most costs are incurred in United States and Canadian dollars.  To the extent that the currencies with which we incur costs falls or rises as against the currencies with which we generate revenue, our expenses as a percentage of revenues will be impacted upon accordingly.

The Company entered into a purchase agreement to acquire another website from the same UK Vendor that it acquired its first two websites from, on January 11, 2008. The purchase price was 10,000 pounds sterling, which the Company paid in cash.  That website (URL: www.snapsearch.com) was a price comparison search site, which operated from 2005 to 2007.  Snapsearch displayed eBay search results side by side with other internet search results on a split screen, allowing a user to easily compare different sets of product selling prices. It included individual country searches, and updates on the latest eBay results.  The site ceased operating in early 2007. The URL is currently offline. The Company is assessing how to incorporate the search features of Snapsearch into its other websites.

The URL’s of the 8 foreign language websites are:

www.opciondeapuestas.com

www.guiaparaaprenderpoquer.com

www.puntasulgioco.com

www.guida-al-poker.com

www.daswettangebot.com

www.einleitungzumpoker.com

www.vadslagningsuiden.com

www.guidetillpoker.com

Management of the sites is being outsourced to Internet professionals who specialize in diverse areas.  From internet marketing and search engine optimization professionals, to design, media sales and customer relationship executives, from financial professionals to project managers and technical programmers, these web sites are now enjoying best practice reviews in all functional areas.  The Company has translated and launched the two sites in four additional European languages, each with local, relevant, unique content.  This project effectively creates the 8 sites already listed above, along with the original purchase of 2 websites, thus giving us 10 in total.

Acquisition Criteria

In identifying and assessing potential acquisition targets, the Registrant will apply a thorough and vigorous due diligence process to discover the strengths and weaknesses of each entity.  Our due diligence procedures include verifying URL ownership and registration status, auditing the website programming and source code to ensure best development practices, analyzing web traffic reports to validate geographical and numerical site statistics, validating client accounts and advertising revenues by random reference calling and ad server testing, testing Search Engine page ranking for keywords against competitive websites, and confirming sources of content.  To locate potential acquisitions, the Company has contacted industry representatives familiar with these businesses, as well as advertised through a number of webmaster associations.  The industry representatives that we contacted were business development managers and affiliate advertising managers who are employed by gaming software and igaming operators.  These people interact on a daily basis with igaming webmasters and network publishers, who work for or own the type of websites that the company may be interested in acquiring.  The company believes that these people, when made aware of our interest to acquire such websites, would be a reliable conduit for introducing prospective sellers.  The webmaster associations have forums and newsletters that allow paid advertisements.  Although there is no formal brokerage or centralized service for connecting sellers and buyers of these types of websites, or determining the potential number of acquisition candidates.  There are numerous webmaster associations.  Two of the most prominent associations are the Gambling Portal Webmasters Association ( www.gpwa.net ) and Commission Junction ( www.cj.com ).

In particular, the Registrant will be evaluating the following aspects of the target’s business:

➢

Level of traffic.  The Registrant is interested in acquiring content providers that already have a well-established following of loyal visitors who visit the website regularly.  Ideally, the visitors would be gaming enthusiasts that match the targeted demographic groups specified by the advertisers.  The Registrant uses various tools to track repeat visitors to the website, such as IP address identification software, or website analytic tools, such as Webalizer, Webstats, Google Analytics.  The Registrant looks for a website where approximately 40% of the traffic is repeat visitors and 60% of the traffic is first time visitors.

➢

Quality of content.  Having high quality content is the most critical element in ensuring a high level of repeat traffic.  Ideally, the Registrant would like to acquire content providers who have demonstrated the ability to issue relevant, intriguing and up-to-date content to minimize the costs associated with creating content.  Websites that simply reproduce news, articles and content found on many other websites do not achieve the index ranking by the search spiders.  Unique content that is not found on other sites delivers much higher search indexing and rankings, and draws users to the website on a regular basis.  Websites with paid or contract writers who provide regular, exclusive, tailored articles will be the ideal target acquisition of the Registrant.

➢

Existing advertising revenues.  Websites that already have an established stream of advertising revenue are attractive to the Registrant for two reasons.  First, it confirms the quality of the acquisition target’s content and website and increases the probability that other advertisers will find the notion of advertising on this site attractive.  Second, the Registrant’s sales team can tap into the relationship already established between the acquisition target and its advertisers to up-sell them to a more comprehensive package.  The primary indicator that a website has established streams of revenue will be the number of long term advertising contracts it comes with, and the length of each contract.  Many advertising contracts are for a one month period.  Multiple month contracts will be evidence of committed advertisers.

➢

Flexibility in the target’s cost structures.  Another key to the Registrant’s roll-up strategy is the ability to capitalize on operational synergies.  In many instances, it would require a certain amount of flexibility in the target’s cost structure.  For instance, month-to-month agreements with third-party service providers as opposed to long-term agreements would be preferred as they provide the Registrant with more options to reduce costs and capture economies of scale.  Some examples are: Buying web servers to host one or two websites may not be cost-effective, so higher cost leasing services are more common.  The Registrant can save money by buying servers when costs are spread over many websites.  Outsourcing web development, design, IT, and programming services are usually more expensive when evaluated by the hourly rates, but ideal when you require the service for one time or limited time projects.  Multiple sites create sufficient demand for full time resources and reduced overall costs.

➢

Solid financial standing.  It is expected that the acquisition target will be in solid financial standing with little or no debt, and that there are no liens or other claims against its assets.  Ideally, the acquisition target will help fund the Registrant’s growth.

➢

Other value added to the Registrant and its family of sites.  Other aspects of the acquisition target will be assessed according to the value they add to the Registrant and its advertising network.  Examples of value-adding attributes include a database of registered users that could be cross-marketed to other websites in the Registrants network or directly for advertisers’ promotions, an exceptional management-team, the ability to secure financing and marketing expertise in the Western European or the Latin American region.

As of the date of this registration statement, management of the Company is not actively pursuing additional acquisition targets, nor are there any new acquisition candidates identified at this time.  Instead, the company is focusing its resources on building the profile and traffic for the newly launched 8 foreign language websites.  The Company will resume a growth strategy through acquisition at such time as the existing network is fully optimized with steady content and traffic, which will likely be during the second half of 2008.  Our Company has not engaged in any discussions with any companies or individuals regarding a potential business combination outside the business of Internet gaming advertising.  No company which is affiliated with our Company’s officers or directors is currently being considered as an acquisition target by our Company.

Integrated Business Units

The ability to realize return from operational synergy will also be critical to the success of the Registrant’s roll-up strategy.  The Registrant’s management team, advertising industry contacts and operational structure will have capabilities in providing ancillary services to the acquisition targets.  These capabilities include:

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

Competition Overview

The estimated size of the European Union online gaming sector represented between 2 Billion and 3 Billion Euros in gross gaming revenues from EU consumer expenditures in 2004.  The global online gaming sector is forecast to grow from about 7.5 Billion Euros in 2004 to 20.8 Billion Euros in 2010.  (Extracted from www.cca-i.com and Deutsche Bank “Online Gaming: Real or Surreal returns” - 19 July 2005).  Although accurate statistics on the amount of money spent on advertising by gaming operators is extremely difficult to attain, a generally accepted industry metric is that between 5 – 15% of gross gaming revenues is spent on advertising.  In the online gaming sector, in excess of 75% of annual advertising budgets are spent on internet advertising.

The Company competes for advertisers on the basis of a number of factors, including price, return on advertising expenditures, quality of product, volume and quality of website traffic, geographic location of website traffic, type of available advertising space and customer service.

The Company’s Competitive Strategies include:

-

Unique Information – the Company plans to set itself apart from other igaming web publishers by hiring writers to create articles, reviews and reports on sports and poker events that will be exclusive to the Company’s websites.  The Company believes that most of its competitors rely on syndicated news feeds and articles for their content, which means the information on their websites is also available across many other sites, and ultimately less desirable for advertisers to associate with.  The Company also notes that search engines like Google recognize when website content is not unique, and the result is lower rankings for sites using common or syndicated content.

-

Customized text links in content – The Company plans to have its writers incorporate references to advertisers’ websites and promotions within the body of the story or article, which can produce better results for advertisers over regular HTML banners.  The Company notes that advertisers are more receptive to subtle or advertorial types of advertising, and may pay a higher cost for this advertising space.

-

The Company plans to have its writers incorporate key search terms into the articles and reports so that they will be indexed and ranked as high as possible by search engines.  If titles, headings and body text of articles contain matching key search terms, the major search engines will index and rank them higher, producing better website traffic and results for advertisers.

-

The Company plans to incorporate primary and secondary sponsorship spots within the high traffic areas of the websites to maximize advertiser exposure and justify premium advertising rates collected by the Company

-

The Company plans to replicate and translate its English language websites into various other languages that are in demand by advertisers, allowing the Company to offer clients a broader range of advertising options, and garner a larger share of advertisers’ budgets.  The Company believes that advertisers will gravitate to a single media source that reduces time and effort to place a wide range of effective media buys.  The Company estimates that very few competitors offer multi-language media buys that utilize customized content.

The Company’s primary current and potential competitors include:

▪

Internet advertising networks such as Advertising.com (acquired by AOL), ValueClick, Tribal Fusion and Burst Media;

▪

Internet advertising technology providers, including search engine optimization companies; and

▪

other performance-based Internet marketers, including affiliate networks.  365 Media Group and Media Corp PLC are the largest competitors which service the UK and Western European markets.

The Company also competes with large Internet companies and traditional media for a share of advertisers' overall marketing budgets, including:

▪

website publishers with their own sales forces that sell their advertising space directly to advertisers;

▪

major Internet portals and search engine companies with advertising networks such as Google and Yahoo!; and

▪

direct marketing, television, radio, cable and print companies.

Competition for ads among websites, search engines, Internet service providers, or ISPs, as well as competition with traditional media companies, could result in significant price pressure, declining margins, reductions in advertising revenue and loss of the Company’s market share.  As the Company is a newcomer in this field, it has no previous history, brand awareness, or distinct advantage over the existing, established marketers, and therefore may not be able to effectively compete against them.  In addition, as the Company continues to expand the scope of its services, it may compete with a greater number of websites, advertisers and traditional media companies across an increasing range of different services, including in vertical markets where competitors may have advantages in expertise, brand recognition and other areas.  Large websites with brand recognition, such as Yahoo!, AOL, Google and MSN, have direct sales personnel and substantial proprietary advertising space that provides a significant competitive advantage compared to the Company’s network of websites and has significant impact on pricing for Internet advertising.  Many of the Company’s current and potential competitors also enjoy other competitive advantages over it, such as longer operating histories, larger advertiser bases, greater access to advertising space on high-traffic websites, and significantly greater financial, technical and marketing resources.

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

_________________________

1 http://www.brandrepublic.com/bulletins/br/article/598032/barred-us-set-blossom-uk

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

Gaming in the European Union – An Overview

Overall, demand for gaming services in the European Union has been increasing.  A recent independent report highlighted some of the key reasons for increased gaming demand.2

•

Increases in discretionary income of the population and a growing portion of the discretionary income being allocated to leisure and entertainment activities.

•

Governments at the local and national level have shown a willingness to authorize gaming due to increased social acceptance of gaming, to reduce illegal and unregulated gaming activities and as a means of increasing tax bases and economic activity in the region.

•

A shift in society’s attitude towards gaming and the associated mainstream acceptance.

•

Increased penetration of computers, broadband Internet, and wireless communications making gaming opportunities available to a wider audience.

The five largest markets (UK, France, Germany, Spain and Italy) account for about 75% of the EU’s gaming expenditures. 3

UK Market Overview

Given the more advanced online gaming market in the UK, the Company will focus first on acquiring content sites targeted at this market.

UK Gaming Regulation

The regulatory body governing gaming in the UK is the UK Gambling Commission www.gamblingcommission.gov.uk.  Internet or remote betting is legal in the UK under the Betting, Gaming and Lotteries Act of 1968. It is also legal to advertise those betting services whether on the Internet or in a newspaper etc.  Under the Betting and Gaming Duties Act of 1981, only advertising UK Bookmakers was allowed until 2005.  The 1981 Act will be repealed by the 2005 Act, becoming effective August 2007, which will allow foreign bookmakers and Igaming operators to advertise in the UK.  The 2005 Act will allow advertising of gaming and betting companies within the UK as long as they are based in a European Economic Area or Gibraltar.  The EEA consists of the 27 countries in the European Union ("EU") together with Norway, Liechtenstein and Iceland.  This positive regulatory environment makes the UK the Registrant’s primary focus for pursuing its business strategy.

Our Company’s operations will not fall under the regulatory auspices of many of the EU countries.  The Company plans to pursue a strategy of replicating and translating the sites it acquires into other foreign languages.  The Company believes that people of German, Italian, Spanish and Swedish origins would be interested in the same

_________________________

2 Data from EU Study Provided – did not have the name

3 The Case for State Lotteries – A Report for the European Lotteries and Toto Association – London Economics September 2006

type of information that attracts UK visitors.  Many of the European sports that the Company publishes information about, as well as the growing popularity of poker games, are highly searched for topics through internet search engines, such as Google, Yahoo, MSN, etc.  The Company will host these foreign language websites in a country and location where bandwidth, technology and network access provide people anywhere in the world direct and reliable access to these information websites.  The Company will not host these websites in Spain, Germany, Italy or Sweden.  The Company will not be proactively engaged in outbound marketing to these specific countries.  We will rely on the relevance of our published material which will be indexed and ranked by international search engines and sought out by interested people conducting online searches in their native language, from anywhere in the world.  Depending on the success of our initial foreign language sites, the Company will determine what other languages and cultures may be interested in the information that we publish.

Demographics

The population of the United Kingdom in the 2001 census was 58,789,194.  This has risen to 59,834,300 according to July 2004 estimates. This has since risen to 60,209,500 according to mid-2005 estimates by the Office of National Statistics4.  The table below outlines the mid-2005 population estimates of each part of the United Kingdom:

	Population (mid-2005)	% (mid-2005)
England	50,431,700	83.8
Scotland	5,094,800	8.5
Wales	2,958,600	4.9
Northern Ireland	1,724,400	2.9
United Kingdom	60,209,500	100

Economy

According to the Office for National Statistics, the UK’s GDP grew by 0.7 per cent in the third quarter of 2006, the same growth as in the previous three quarters.  The level of GDP is now 2.7 per cent higher than the third quarter of 2005, which is positive given higher economic activities may mean increased advertising budgets for the Company’s services.

A recent report from London Economics noted that a 1% increase in GDP brought about a 1.1% increase in gaming activities.5

Internet Penetration

Measured as a percentage of the total population, there is widespread internet usage in the UK.  In fact, as shown by the table below, the number of internet users in the UK has been steadily rising.  This is encouraging as a large base of internet users represents a solid audience base for the Company’s advertising services.

Year	Internet Users	% of Population
2000	15,400,000	26.2%

_________________________

4 http://www.statistics.gov.uk/CCI/nugget.asp?ID=6, August 14, 2006.

5 The Case for State Lotteries – A Report for the European Lotteries and Toto Association – London Economics September 2006

Year	Internet Users	% of Population
2005	35,807,929	59.8%
2006	37,800,000	62.9%

Source: Internet World Stats6

Gaming Operators

According to a July 2006 Report by Screen Digest7, strong growth in UK consumer spending on online gambling from 2000 was initially generated by predominantly 'hard core' gamblers.  However, future growth will be driven by more leisure oriented consumers.  Since 2006, this trend has been demonstrated by the emergence and growth of simpler gambling formats targeting the mass market, in particular gaming and lotto.  For the first time, gambling products are competing with other forms of mass entertainment for consumer attention and spending.

According to Online Casino Conditions8, an online gaming industry portal, UK online operators have used effective advertising to get their message and product to a broader audience, which is in turn, increasing the number of players.  In fact, according to an October 29, 2006 Daily Mail Article9, British players now account for nearly one third of the 3.5 million online gamblers in Europe.  The same article also noted that the British public gambled more than £50 billion per year, representing a seven-fold increase in only five years.

Screen Digest forecasts that UK consumer spending on online gambling will increase from £660 million in 2005 to £1.6 billion in 2010.  At the same time the number of active UK clients will grow from 1.1m in 2005 to 2.1m in 2010.

According to Nielsen/NetRatings10, the largest online gaming and lottery sites include:

Site	Number of Unique Audience	%
The National Lottery	1,322,000	35.0%
William Hill	239,000	6.3%
Partypoker.com	233,000	6.2%
Ladbrokes	213,000	5.6%
Pacific Poker	151,000	4.0%
Cyberslotz	139,000	3.7%
The Gaming Club	131,000	3.5%
LoopyLotto	119,000	3.2%
Golden Palace Online Casino	117,000	3.1%
Vernons	102,000	2.7%

Source: Nielsen/NetRatings

Company management believes online bingo is a substantial area of growth in the UK market.  According to Mintel International Group and the Gala Coral Group11, bingo is the most popular group leisure activity in the UK and the second most popular individual leisure activity.  There are 1.94 million admissions per week (277,000

_________________________

6 http://www.internetworldstats.com/stats4.htmm, Mar 31, 2007

7 http://www.screendigest.com/reports/06onlinegam/readmore/view.html, July 2006.

8 http://www.onlinecasinoconditions.com/betting-news/june05/adsystem.html, June 2005.

9 http://www.dailymail.co.uk/pages/live/articles/news/news.html?in_article_id=413323&in_page_id=1770, October 29, 2006.

10 http://www.nielsen-netratings.com/pr/pr_050414_uk.pdf, April 14, 2005.

11 http://www.galagroup.co.uk/AboutGala_341.htm, Dec 2005

admissions per day) or around 90 million admissions per year to bingo clubs in Great Britain.  In Great Britain, the bingo industry is estimated to be worth nearly £2 billion. (source: parlaygroup.com12).

Western Europe Market Overview

European Union Gaming Regulation

The European Union is currently made up of 27 member countries.  At the highest level, all EU member countries answer to the European Commission, which is controlled by the European Court of Justice.

Within each country, there are multiple and sometimes complicated regulatory bodies that cooperatively legislate gaming law.  As an example, Denmark’s gaming market is supervised by four ministries: Ministry of Taxation, Ministry of Justice, Ministry of Finance and Ministry of Consumer Affaires.  The Danish Gaming Authority supervises the gaming market.

Most EU countries distinguish their gaming laws by sectors: sports betting, horse track wagering, bingo, lotteries, casino and games of chance, and games of skill.  In most countries there exists some form of internet gaming or wagering. In the majority of cases, the gaming is operated and controlled by the government, and competing private enterprises are not allowed.  There is a movement underway, headed by the European Commission, to open up government monopolies to competition from the private sector.  The countries that our Company is interested in are Germany, France, Italy, Spain and Sweden.  Currently, all internet gaming in Germany and France is government controlled.  There are ongoing discussions through the European Commission directed at permitting private sector involvement.  Currently, Italy and Spain have government run igaming operations, and both countries are accepting license applications from the private sector.  In Sweden, internet gaming is government controlled.  The Company believes that over time, the private sector will be allowed to operate licensed igaming businesses in many of these countries, thereby providing competition and greater advertising opportunities and potential revenues for the Company.  For this reason, the Company plans to be an early entrant into the market, to establish a presence and position itself for private sector involvement.  In the short term, due to the limitation on private sector igaming, there is very limited potential for advertising revenue.  If the EU markets targeted by our Company do not open to the private sector in the next two to three years, our Company may not be able to achieve enough revenue to continue operating in the EU market.

Our Company’s operations will not fall under the regulatory auspices of many of the EU countries.  Many EU countries do not yet have laws pertaining to advertising on the internet, or to advertising internet gaming online. These laws will follow after regulations defining internet gaming have been established.  A number of EU countries have been ordered by the European Commission to open up cross border internet wagering, eliminating monopolies and creating new business opportunities for the private sector.  Those EU countries with legislation regarding advertising of internet gaming are very vague, and pertain mostly to print, TV and radio.  Advertising on websites that do not engage in outbound marketing to residents of specific countries is subject only to the laws of the country that the website operates in.  The Company plans to pursue a strategy of replicating and translating the sites it acquires into other foreign languages.  The Company believes that people of German, Italian, Spanish and Swedish origins would be interested in the same type of information that attracts UK visitors.  Many of the European sports that the Company publishes information about, as well as the growing popularity of poker games, are highly searched for topics through internet search engines, such as Google, Yahoo, MSN, etc.  The Company will host these foreign language websites in a country and location where bandwidth, technology and network access provide people anywhere in the world direct and reliable access to these information websites.  The Company will not host these websites in Spain, Germany, Italy or Sweden.  The Company will not be proactively engaged in outbound marketing to these specific countries.  We will rely on the relevance of our published material which will be indexed and ranked by international search engines and sought out by interested people conducting online searches in their native language, from anywhere in the world.  Depending on the success of

_________________________

12 http://www.parlaygroup.com/pdf/media/2006/feb/IGN.pdf, April 2006.

our initial foreign language sites, the Company will determine what other languages and cultures may be interested in the information that we publish.

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

One of the more intriguing elements of Western Europe is the distinct language and cultural differences within the different regions of Western Europe.  Therefore, to be able to fully capture the Western European market, an advertiser must effectively adapt its message to the local culture of each of these distinct regions.

According to the World Bank, Western Europe’s GDP reached $6.55 trillion in 2005, with France and Germany accounting for over 75% of total output in this region.  The 2005 GDP level is 2.43% growth from 2004, and the Western European economy is expected to continue its modest growth over the next two years, which is positive as it signifies a general increase in the potential audience base for the Company’s advertising services.

Company management also intends to target Italy, Spain, Portugal, and Scandinavian Countries such as Denmark, Norway, Sweden and Finland.

Internet Penetration

Similar to the statistics for the United Kingdom, Western European countries also show significant growth in internet penetration amongst the population:

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

Gaming Statistics

Since not all countries within Western Europe publish statistics, the statistics for online gaming in the European Union (“EU”) is a good proxy for the size and scope of the online gaming market in Western Europe.  According to a Study on Gambling conducted by the Swiss Institute of Comparative Law for the European Commission13, the size of the commercial gaming industries in the European Union, consisting of the combined sectors of lottery, casinos, slot machines, sports betting services, and bingo generated gross gaming yields of $61.8 billion in 2003.

It is also interesting to note that while the size of the gross gambling yields in the EU is comparable to those of the US in 2003, the composition of the respective gross gambling yields differ dramatically.  As illustrated by the chart below, the majority of the EU’s gross gaming yield is derived from lotteries, whereas the majority of the US’s gross gaming yield is derived from casinos.  Accordingly, the Company will need to adapt the types of applicable content of its advertising network to match the preferences of players in Western Europe.

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

Item 4A.

UNRESOLVED STAFF COMMENTS

Not applicable

_________________________

13 http://ec.europa.eu/internal_market/services/gambling_en.htm

Item 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Our company was formed in September 27, 2005.  Accordingly, we are unable to provide an extended historical review of factors that have affected the Registrant’s financial condition and results of operations.  The following discussion is management’s assessment of factors and trends which are anticipated to have a material affect on our company’s financial condition and results of operations in future periods.

A.

Operating Results

The following discussion and analysis of the Company’s financial condition and results of operations for the fiscal years ended December 31, 2008 and 2007 should be read in conjunction with the Company’s financial statements and related notes included in this registration statement in accordance with “Item 8 – Financial Information”. The Company’s financial statements included in this registration statement were prepared in accordance with United States generally accepted accounting principles.

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

	For the year ended
	December 31,
	2008	2007	2006	2005

REVENUE
Sales	$543,696	$208,606	$-	$-
Cost of sales	(284,934)	-

Gross Profit	258,762	208,606	-	-

EXPENSES
Amortization	84,067	59,104	-	-
Editorial fees	-	43,546	-	-
Foreign exchange loss/(gain)	22,302	2,089	-	-
Professional fees	432,910	370,148	40,964	23,491
General and Administration fees	121,458	127,236	7,388	4,750
	660,737	602,123	48,352	28,241

Income/(loss) before other items	(401,975)	(393,517)	(48,352)	(28,241)

Other Items:
Interest income	2,669	11,971	3,090	-

Net loss for the period	$(399,306)	$(381,546)	$(45,262)	$(28,241)

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Revenues

Revenue for the fiscal year ended December 31, 2008 was $543,696 compared to revenue of $208,606 for the fiscal year ended December 31, 2007.  The increase of $335,090 in revenue for the fiscal year ended December 31, 2008 was attributable to the increase in traffic generated by our websites and the advertising revenue they generated. As at December 31, 2008 advertising revenues from the websites was our sole source of revenue.

Operating Expenses

The Company’s operating expenses for the year ended December 31, 2008 were $637,295, compared to $602,123 for the year ended December 31, 2007.  The increase in operating expenses of $35,172 for the year ended December 31, 2008 was primarily due to an increase in professional fees and general and administrative expenses.

The Company’s editorial fees for the year ended December 31, 2008 was $61,700, compared to $41,100 for the year ended December 31, 2007.  The increase in editorial fees of $20,600 for the year ended December 31, 2008 was primarily due to managing the content on the 2 newly acquired websites and the 8 newly developed foreign language websites.

The Company’s professional fees for the year ended December 31, 2008 were $432,910, compared to $370,148 for the year ended December 31, 2007.  The increase in professional fees of $62,762 for the year ended December 31, 2008 was primarily due to the costs associated with the acquisition and management of the two websites and the preparation of this registration statement.

The Company’s general and administrative expenses for the year ended December 31, 2008 were $121,458, compared to $127,236 for the year ended December 31, 2007. The decrease in general and administrative expenses of $5,778 for the year ended December 31, 2008 was primarily due to consolidation of the operational costs associated with the websites.

Net Loss

The Company’s net loss for the year ended December 31, 2008 was $399,306, compared to $381,546 for the year ended December 31, 2007.  The increase was primarily due to the increase in professional fees.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Revenues

Revenue for the fiscal year ended December 31, 2007 was $208,606 compared to revenue of $Nil for the fiscal year ended December 31, 2006.  The increase in revenue for the fiscal year ended December 31, 2007 was attributable to the acquisition of the two websites from Glen Etive capital Limited and the advertising revenue they generated. As at December 31, 2007 advertising revenues from the two websites was our sole source of revenue.

Operating Expenses

The Company’s operating expenses for the year ended December 31, 2007 were $602,123, compared to $48,352 for the year ended December 31, 2006.  The increase in operating expenses of $553,771 for the year ended December 31, 2007 was primarily due to an increase in professional fees and general and administrative expenses.

The Company’s editorial fees for the year ended December 31, 2007 were $41,100, compared to $Nil for the year ended December 31, 2006.  The increase in editorial fees of $41,100 for the year ended December 31, 2007 was primarily due to managing the content on the 2 newly acquired websites and the 8 newly developed foreign language websites.

The Company’s professional fees for the year ended December 31, 2007 were $370,148, compared to $40,964 for the year ended December 31, 2006.  The increase in professional fees of $329,184 for the year ended December 31, 2007 was primarily due to the costs associated with the acquisition and management of the two websites and the preparation of this registration statement.

The Company’s general and administrative expenses for the year ended December 31, 2007 were $127,236, compared to $7,388 for the year ended December 31, 2006. The increase in general and administrative expenses of $119,848 for the year ended December 31, 2007 was primarily due to implementation and operational costs associated with the acquisition of the websites.

Net Loss

The Company’s net loss for the year ended December 31, 2007 was $381,546, compared to $45,262 for the year ended December 31, 2006.  The most significant contributors to our net loss for the year ended December 31, 2007 were professional fees and general and administrative expenses, which were $370,148 and $127,236.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Revenues

During the year ended December 31, 2006 and December 31, 2005, the Company did not generate any revenue.

Operating Expenses

The Company’s operating expenses for the year ended December 31, 2006 were $48,352, compared to $28,241 for the year ended December 31, 2005.  The increase in operating expenses of $20,111 for the year ended December 31, 2006 was primarily due to an increase in professional fees.

The Company’s professional fees for the year ended December 31, 2006 were $40,964, compared to $23,491 for the year ended December 31, 2005.  The increase in professional fees of $17,473 for the year ended December 31, 2006 was primarily due to the Company completing a full fiscal year.

The Company’s general and administrative expenses for the year ended December 31, 2006 were $7,388, compared to $4,750 for the year ended December 31, 2005.

Net Loss

The Company’s net loss for the year ended December 31, 2006 was $45,262, compared to $28,241 for the year ended December 31, 2005.

B.

Liquidity and Capital Resources

As at December 31, 2008, the Company had cash and cash equivalents in the amount of $73,674.

The Company had $71,259 in working capital at December 31, 2008.

Subsequent to December 31, 2008, the Company entered into a $96,000 promissory note with a shareholder of the Company.  The note is unsecured, bears an interest rate of 10% per annum and is due on demand. The note has an option for the holder to convert all or part of the principal and accrued interest thereon into common stock of the Company at $0.25 per share.

The Company estimates its operating costs for the next 12 months will include $145,000 for SEO and SEM services, hosting and technical services, $275,000 for content, web development and IT services, and $190,000 for office, administrative, business development, marketing and promotional services.  The costs for expanding operations, which would be translating, additional web development and replication of the original acquired websites into multiple languages, thereby enlarging the network, would be an additional $115,000.  There is no assurance that the Company will be able to obtain additional funding when needed, or that such funding, if available, can be obtained on terms acceptable to the Company.

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

To date, all funding for the Registrant's business and ongoing operations has come from common share issuances.  In the three month period from September to December 2005, the Registrant raised $103,000 in equity.  In the next nine months of operation (Jan to Sept 2006), the Registrant raised $59,650 in equity.  In January, 2007, the Registrant raised $26,000 in equity.  In April, 2007, the Company raised $1,000,000 in equity.

It is the Registrant’s opinion that it has sufficient working capital to meet its requirements for the next 12 months.  During the year, the CFO received $32,500 for compensation.  The CEO and other directors of the Registrant have agreed to wait until the year 2009 before establishing compensation.  Office equipment and rent is being provided to the Registrant by management at a nominal rate of $200 per month

As of the date of this Form 20-F, the Registrant has 11,520,000 issued and outstanding common shares.

C.

Research and Development, Patents and Licenses, Etc.

The Registrant has not developed a research and development policy.  The Registrant holds no patents or licenses including technology licenses.

D.

Trend Information

The Registrant is generating revenue from sales.

E.

Off-Balance Sheet Arrangements

The Registrant has no off-balance sheet arrangements.

F.

Tabular Disclosure of Contractual Obligations

The Registrant currently has no contractual obligations in the nature of long term debt obligations, capital finance lease obligations, operating lease obligations or purchase obligations.

G.

Safe Harbor

Not applicable.

Item 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

Name	Age	Position	Other Reporting Companies In Canada or the United States
			Company	Position
David Hallonquist	52	President, Chief Executive Officer and Director	Nil	N/A
Steve W. Latham	46	Director	Redstone Capital, TSX	Director
Roger R. Matthews	61	Director	Tynda Forest Holdings Ltd Imara Holdings Ltd	Director – listing this year in AIM, London Director
H. Brian Cole	52	Director and C.F.O.	Nil	N/A
Jamie Lidstone	38	Director	Nil	N/A

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

Set out below is a summary of compensation paid during the Registrant’s most recently completed financial years to the Registrant’s Executive Officers:

Name And Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compen- sation ($)
		Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Awards		Payouts
					Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	Long Term Incentive Plan Payouts ($)
David Hallonquist	2008 2007	Nil Nil	Nil	Nil	Nil	Nil	Nil	Nil
Brian Cole	2008 2007	$32,500 $20,000	Nil	Nil	Nil	Nil	Nil	Nil

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

C.

Board Practices

The board of directors of the Registrant is currently comprised of David Hallonquist, Steve W. Latham, Roger R. Matthews, H. Brian Cole and Jamie Lidstone.  Each director of the Registrant is elected and holds office until his successor takes office or until his earlier death, resignation or removal.  The board of directors currently has established no committees other than the audit committee.  The members of the Registrant’s audit committee are Mr. Steve Latham, Mr. Roger Matthews and Mr. Brian Cole.  There are no directors’ service contracts with the Registrant providing for benefits upon termination of employment.

D.

Employees

As of December 31, 2008, the Registrant had two part-time employees, its C.E.O. David Hallonquist and C.F.O. Brian Cole.

E.

Share Ownership

The following table lists as of December 31, 2007, the share ownership of all of the Registrant’s directors and members of its administrative, supervisory and management bodies.  The Registrant has only one class of shares issued and outstanding being, common shares, without par value, and all of the common shares have the same voting rights.  The Registrant has no incentive stock options outstanding.  None of the persons named in the following table hold any warrants to purchase shares of the Registrant.

Name and Position	Number of Shares Held	Percentage of Shares Held (%) (1)
David Hallonquist	2,925,000	25.39%
Steve W. Latham	Nil	Nil
Roger R. Matthews	Nil	Nil
H. Brian Cole	250,000	2.17%
Jamie Lidstone	230,000	2.00%

(1)

The percentage ownership positions are based on 11,520,000 shares outstanding as of December 31, 2008.

Item 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

The Registrant is a privately owned Tortola, British Virgin Islands company, the shares of which are owned by Canadian residents, U.S. residents and residents of other countries.  As of December 31, 2008, the following parties had ownership of 5% or greater of the Registrant’s common shares, all of which have the same voting rights attached thereto as all other common shares of the Registrant.

Name	Number of Common Shares Held	Percentage of Common Shares Held
David Hallonquist (2)	2,925,000	25.39%
Chelten Ltd. (1)	7,300,000	63.37%

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

(2)

David Hallonquist is a member of the family class of the Ringwood Trust but has no direct or indirect interest as any and all distributions from the Ringwood Trust are totally discretionary.  Also as a resident of Canada for tax purposes David Hallonquist is an excluded beneficiary and not eligible to receive any distributions from the trust.

As of December 31, 2008, the Registrant had 40 shareholders of record holding 11,520,000 shares.  The number of record holders in the US – 5, portion of outstanding securities held in the US – 125,000 shares or approximately 1.2%.

Other than as disclosed above, the Registrant is not aware of any other company, any foreign government or any other person, jointly or severally, that directly or indirectly controls the Registrant.  The Registrant is not aware of any arrangements, the operation of which, may at a future date result in a change of control of the Registrant.

B.

Related Party Transactions

During the year ended December 31, 2008, the Company paid rent of $2,400 (2007: $1,800) for its office in Barbados to a company with a director in common.

During the year ended December 31, 2008, the Company cancelled 500,000 of its common shares at $0.01 per share for $5,000, which had been initially issued at $0.01 per share to two directors of the Company.

C.

Interests of Experts and Counsel

Not applicable

Item 8.

FINANCIAL INFORMATION

A.

Financial Statements and Other Financial Information

Financial Statements filed as part of this registration statement:

Financial Statements of Play LA, Inc. for the years ended December 31, 2008 and 2007

Auditor’s Report of Jewett Schwartz Wolfe and Associates dated March 10, 2009

Balance Sheets as at December 31, 2008 and 2007

Statements of Operations for the years ended December 31, 2008, 2007 and 2006

Statement of Stockholders’ Equity from inception to December 31, 2008

Statements of Cash Flows for the years ended December 31, 2008 and 2007

Notes to the Financial Statements

B.

Significant Changes

Since the date of the audited financial statements for the period ended December 31, 2008, there have been no significant changes in the Registrant’s operations.

Please refer to Item 4 for a discussion of the Company’s acquisition of the two internet information portal sites.

Item 9.

THE OFFER AND LISTING

A.

Offer and Listing Details

Not applicable. The Registrant was listed December 18, 2008.  There have been no trades.

B.

Plan of Distribution

Not applicable.

C.

Markets

The common shares of the Registrant are quoted on FINRA’s Over the Counter Bulletin Board under the symbol “PLLAF”.

The Registrant’s common stock is subject to the regulations on penny stocks; consequently, the market liquidity for the common stock may be adversely affected by such regulations limiting the ability of broker/dealers to sell the Registrant’s common stock and the ability of shareholders to sell their securities in the secondary market in the United States.

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

D.

Selling Shareholders

Not applicable

E.

Dilution

Not applicable

F.

Expenses of the Issue

Not applicable.

Item 10.

ADDITIONAL INFORMATION

A.

Share Capital

Not applicable

B.

Memorandum and Articles of Association

Previously filed with the Securities and Exchange Commission on the Registrant’s form 20-F dated July 22, 2008.

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

Not applicable

G.

Statement by Experts

Not applicable

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

Item 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A.

Quantitative Information about Market Risk

Currency Exchange Rate Sensitivity

The results of the Registrant’s operations are subject to currency transaction risk.  Regarding currency transactional risk, the operating results and financial position of the Registrant are reported in U.S. dollars in the Registrant’s financial statements.  The fluctuation of the U.S. dollar in relation to other currencies will therefore have an impact upon the profitability of the Registrant and may also affect the value of the Registrant’s assets and the amount of shareholders’ equity.

In regards to transaction risk, the Registrant’s functional currency is the U.S. dollar and its activities are predominantly executed using the U.S. dollar.  The Registrant incurs a relatively small portion of its expenses in U.S. dollars.  The Registrant has not entered into any agreements or purchased any instruments to hedge any possible currency risks at this time.

Interest Rate Sensitivity

As of December 31, 2008, the Registrant has no short term or long term debt requiring interest payments.  As a result, the Registrant has not entered into any agreement or purchased any instrument to hedge against possible interest rate risks at this time.

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

Item 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

Item 15.

CONTROLS AND PROCEDURES

The Registrant's Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this Form 20-F, have concluded that, as of such date, the Company’s disclosure controls and procedures were effective.

Report of the Registrant on Internal Control Over Financial Reporting: The Registrant's Board of Directors and management are responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control system was designed to provide reasonable assurance to management and Board of Directors regarding the reliability of financial reporting and the preparation and fair presentation of its published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2008. In making this assessment, it used the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the Registrant’s assessment, management has concluded that as of December 31, 2008, the Registrant's internal control over financial reporting is effective based on those criteria.

There were no changes to the Registrant’s internal control over financial reporting that occurred during the period covered by this Annual Report on Form 20F that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

Item 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant’s audit committee financial expert is Mr. Brian Cole.  Mr. Cole is the company CFO.  Mr. Cole’s qualifications are set out in Item 6 of Part I of this Form 20-F.

Item 16B.

CODE OF ETHICS

The Registrant has not adopted a formal written Code of Business Conduct.  Management is considering various draft codes of business conduct and expects that one will be adopted by the Registrant during its fiscal year ended December 31, 2009.

Item 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The Registrant’s audit fee for the year ended 2008 was $11,500 and for the year ended 2007 was $17,700.

Item 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

[Provide the information required by Exchange Act Rule 10A-3(d)(17 CFR 240.10A-3(d)]

Item 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

Item 17.

FINANCIAL STATEMENTS

The Registrant’s financial statements have been prepared on the basis of US GAAP.  Copies of the financial statements specified in Regulation 228.210 (Item 310) are filed with this Form 20-F.

Index to Financial Statements

Financial Statements of Play LA, Inc. for the years ended December 31, 2008 and 2007

Auditor’s Report of Jewett Schwartz Wolfe and Associated dated March 10, 2009

Balance Sheets as at December 31, 2008 and 2007

Statements of Operations for the years ended December 31, 2008, 2007 and 2006

Statement of Stockholders’ Equity from inception to December 31, 2008

Statements of Cash Flows for the years ended December 31, 2008 and 2007

Notes to the Financial Statements

PLAY  LA  INC.

FINANCIAL STATEMENTS

December 31, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Play LA, Inc.

We have audited the accompanying balance sheet of Play LA, Inc. as of December 31, 2008 and the related statements of operations, changes in shareholders' deficit, and cash flow for the year ended December 31, 2008.  These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.  The Company's financial  statements  for the year ended December 31, 2007,  and for the period September 27, 2005 (date of  inception)  to December 31, 2007 were audited by other auditors  whose report  dated May 5, 2008  included an  explanatory  paragraph regarding the Company's  ability to continue as a going  concern.  The financial statements for the period from September 27, 2005 (date of inception) to December 31, 2007 reflect a total net loss of $430,658 of the related cumulative totals. The other auditors'  reports have been  furnished  to us, and our  opinion,  insofar as it relates  to  amounts  included  for such prior  period,  is based  solely on the reports of such other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Play LA, Inc. as of December 31, 2008 and the results of its operations and its cash flow for the year then ended December 31, 2008 in conformity with accounting principles generally accepted  in  the  United  States  of  America.

These accompanying financial statements referred to above have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2, the Company’s need to seek new sources or methods of financing or revenue to pursue its business strategy, raise substantial doubt about the Company’s ability to continue as a going concern.  Management’s plans as to these matters are also described in Note 2.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ JEWETT, SCHWARTZ, WOLFE & ASSOCIATES

Hollywood, Florida

March 10, 2009

PLAY LA INC.

BALANCE SHEETS

For the year ended December 31, 2008 and  2007

(Expressed in US Dollars)

	December 31,
ASSETS	2008	2007

Current Assets
Cash and Cash Equivalents	$73,674	$386,867
Accounts Receivable	52,404	52,957
Prepaid Expenses		5,423
	126,078	445,247

Goodwill	156,912	156,912
Other Intangible Assets, net	98,624	176,264
Other Assets		438
	255,536	333,614

TOTAL ASSETS	$381,614	$778,861

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities
Accounts Payable & Accrued Liabilities	$54,819	$47,760

Total Liabilities	54,819	47,760

Capital Stock
Authorized:
50,000,000 common shares, no par value
Issued:
11,520,000 and 12,020,000 issued and outstanding, respectively	1,181,150	1,186,150
Accumulated Deficit	(854,355)	(455,049)
	326,795	731,101

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$381,614	$778,861

(The accompanying notes are an integral part of these financial statements)

PLAY LA INC.

STATEMENTS OF OPERATIONS

For the year ended December 31, 2008, 2007 and 2006

(Expressed in US Dollars)

				From Inception
	For the year ended			September 27,
	December 31,			2005 to December
	2008	2007	2006	31, 2008

REVENUE
Sales	$543,696	$208,606	$-	$752,302
Cost of sales	(284,934)	-		(284,934)

Gross Profit	258,762	208,606	-	467,368

EXPENSES
Amortization	84,067	59,104	-	143,171
Editorial fees	-	43,546	-	43,546
Professional fees	432,910	370,148	40,964	867,513
General and Administration fees	121,458	127,236	7,388	260,832
	638,435	600,034	48,352	1,315,062

Income/(loss) before other items	(379,673)	(391,428)	(48,352)	(847,694)

Other Items:
Foreign exchange loss/(gain)	(22,302)	(2,089)	-	(24,391)
Interest income	2,669	11,971	3,090	17,730

Net loss for the period	$(399,306)	$(381,546)	$(45,262)	$(854,355)

Basic and diluted loss per share	$(0.03)	$(0.03)	$0.00

Weighted average number of shares outstanding	11,761,803	11,438,384	9,549,575

(The accompanying notes are an integral part of these financial statements)

PLAY LA INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY

For the period September 27, 2005 (Date of Inception) to December 31, 2008

				Accumulated
	Common Stock		Accumulated	Comprehensive
	Shares	Amount	Deficit	Loss	Total

Balance, December 31, 2005	6,070,000	$ 103,000	$ (28,241)	$ -	$ 74,759

Common Stock issued	3,940,000	59,650			59,650
Net loss for the period			(45,262)		(45,262)
Balance, December 31, 2006	10,010,000	$ 162,650	$ (73,503)	$ -	$ 89,147

Common stock issued at $0.10	260,000	26,000			26,000
Common stock issued at $0.01	1,000,000	10,000			10,000
Common stock issued at $0.50	2,000,000	1,000,000			1,000,000
Re-purchase of common stock at $0.01	(1,000,000)	(10,000)			(10,000)
Common stock cancelled at $0.01	(250,000)	(2,500)			(2,500)
Foreign currency translation adjustment				(2,089)	(2,089)
Net loss for the period			(379,457)		(379,457)
Balance, December 31, 2007	12,020,000	$ 1,186,150	$ (452,960)	$ (2,089)	731,101

Common stock cancelled at $0.01	(500,000)	(5,000)			(5,000)
Foreign currency translation adjustment				(22,302)	(22,302)
Net loss for the period			(377,004)		(377,004)
Balance, December 31, 2008	11,520,000	$ 1,181,150	$ (829,964)	$ (24,391)	326,795

(The accompanying notes are an integral part of these financial statements)

PLAY LA INC.

STATEMENTS OF CASH FLOWS

For the year ended December 31, 2008 and 2007, and

For the period from inception to December 31, 2008

			From Inception
	December 31,		September 25, 2005
	2008	2007	to December 31, 2008

Cash flows from Operating Activities
Net loss	$(399,306)	$(381,546)	$(854,355)
Adjustments to reconcile net cash flows
from operating activities
Amortization	84,067	59,104	143,171
Changes in operating assets and liabilities
Accounts receivable	552	(52,957)	(52,404)
Prepaid expenses	5,423	(5,423)	0
Other assets	438		0
Accounts payable	7,059	47,760	54,819
Net cash flows used in operating activities	(301,767)	(333,062)	(708,769)

Cash flows from Investing Activities
Addition to intangible assets	(6,426)	(392,280)	(398,707)
Net cash flows used in investing activities	(6,426)	(392,280)	(398,707)

Cash flows from Financing Activities
Proceeds from issuance of common stock, net	(5,000)	1,023,500	1,181,150
Proceeds from short term note, related party			27,419
Repayments on short term note, related party	-	(10,916)	(27,419)
Net cash flows used in financing activities	(5,000)	1,012,584	1,181,150

Net change in cash	(313,193)	287,242	73,674

Cash and cash equivalents, beginning of period	386,867	99,625	0

Cash and cash equivalents, end of period	$73,674	$386,867	$73,674

(The accompanying notes are an integral part of these financial statements)

PLAY LA INC.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2008

Note 1 - Organization

Play LA Inc. ("the Company"), a Tortola, British Virgin Island holding company, was incorporated under the International Business Companies Act on September 27, 2005. The principal business of the Company was to identify and acquire businesses and assets relating to online content publishing and internet advertising solutions for online gaming operators. Specifically, the Company’s roll-up strategy has focused primarily on the United Kingdom (“UK”) and Western European based online gaming content websites to create a comprehensive, customized, and responsive advertising network to service the advertising and promotional needs of online gaming operations. Substantially all of the Company's efforts have been directed towards raising capital and developing a corporate structure. Effective May 1st, 2007, the Company acquired two online advertising websites. These websites were the Company’s first acquisitions. Advertising revenues are generated through these websites. Since the revenue generated is consistent, the Company is deemed to have emerged from the development stage as of the acquisition date.  The Company’s common shares are publicly traded on the OTC Bulletin Board under the ticker symbol, “PLLAF.”

Note 2 - Basis of Presentation - Going Concern Uncertainties

These financial statements have been prepared in conformity with generally accepted accounting principles in the United States, which contemplate continuation of the Company as a going concern. However, the Company has limited operations and has sustained operating losses in recent years resulting in an accumulated deficit. In view of these matters, realization of a major portion of the assets in the accompanying balance sheet is dependent upon the continued operations of the Company, which in turn is dependent upon the Company's ability to meet its financing requirements, and the success of its future operations.

The Company has incurred losses from operations and has an accumulated deficit of $830,914 from inception (September 27, 2005) to December 31, 2008. The Company's ability to continue as a going concern is in substantial doubt and is dependent upon obtaining additional financing and/or achieving a sustainable profitable level of operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Company believes that the cash on hand will be able to meet its on-going costs in the next 12 months. The Company may seek additional equity as necessary and it expects to raise funds through private or public equity investment in order to support existing operations and expand the range of its business. There is no assurance that such additional funds will be available for the Company on acceptable terms, if at all.

Note 3 - Significant Accounting Policies

(a) Principles of Accounting

These financial statements are stated in U.S. Dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America.

(b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Management makes its best estimate of the ultimate outcome for these items based on historical trends and other information available when the financial statements are prepared. Changes in estimates are recognized in accordance with the accounting rules for the estimate, which is typically in the period when new information becomes available to management. Actual results could differ from those estimates.

(c) Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company occasionally has cash deposits in excess of insured limits provided by the financial institutions. The Company places its cash and cash equivalents with high credit quality financial institutions.

(d) Accounts receivable and allowance for doubtful accounts

Accounts receivable are recorded net of allowances for doubtful accounts and reserves for returns. In the normal course of business, the Company extends credit to customers that satisfy predefined credit criteria. The Company is required to estimate the collectability of its receivables. Allowances for doubtful accounts are established through the evaluation of accounts receivable agings and prior collection experience to estimate the ultimate realization of these receivables. At December 31, 2008, management determined that no allowance was necessary. Two clients comprise 47% of the accounts receivable balance at December 31, 2008.

(e) Intangible Assets

Intangible assets with indefinite lives are not amortized but rather are tested at least annually for impairment. Intangible assets with definite lives are amortized over their estimated useful life as follows:

Source code	2 years
URL	10 years
Web-site contents	5 years
Subscribers list	1 year
Client accounts	2 years
Trade name	2 years

(f) Goodwill

Goodwill arose upon the acquisition of the two websites in May 2007 and represents the excess of costs of acquisition over the fair value of the identifiable assets acquired. The company’s policy is to review the carrying value of goodwill on at least an annual basis and between annual tests if indicators of potential impairment exist and record any impairment at that time. At December 31, 2008, management has determined that goodwill is not impaired.

(g) Long-Lived Assets Impairment

Long-term assets of the Company are reviewed when changes in circumstances suggest their carrying value has become impaired, pursuant to guidance established in SFAS No. 144, “Accounting for the Impairment or

Disposal of Long-Lived Assets”. Management considers assets to be impaired if the carrying value exceeds the future projected cash flows from related operations (undiscounted and without interest charges). If impairment is deemed to exist, the assets will be written down to fair value. As of December 31, 2008, no impairment exists.

(h) Fair Value of Financial Instruments

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

The fair value of financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and short term note - related party, approximate their carrying values since they are short term in nature and they are receivable or payable on demand.

Management is of the opinion that the Company is exposed to significant interest or credit risks arising from the bank-held assets. The Company is operating outside the United States of America and has significant exposure to foreign currency risk due to the fluctuation of the currency in which the Company operates and the U.S. dollar.

(i) Comprehensive Income

The Company has adopted SFAS No. 130 “Reporting Comprehensive Income”, which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. The Company is disclosing this information on its Statement of Stockholders' Equity. Comprehensive income comprises equity except those resulting from investments by owners and distributions to owners.

For the years ended December 31, 2008 and 2007, there are no reconciling items between the net loss presented in the statements of operations and comprehensive loss as defined by SFAS No. 130.

(j) Income Taxes

The company is registered in the British Virgin Islands and will not be conducting business in the United States.  It is therefore not subject to or liable for any United States income taxes. Currently there is no income tax in the British Virgin Islands.

(k) Revenue Recognition

Revenue is recognized, as per SAB 104, when a contract has been signed, the fee is fixed and determinable, delivery of the service has occurred, and the collection is probable.  The Company’s revenues for the year ended December 31, 2008 consisted of revenues from advertisement services. The company currently utilizes three types of advertising methods to generate revenue as follows: 1) flat rate paid advertising campaigns; 2) paid Sponsorship campaigns; and 3) Pay per Real Money player ( performance based) campaigns. The company enters into short term paid and sponsorship advertising contracts, for periods of one to three months.  The company collects the payments for flat rate and sponsorship campaigns in advance of running the campaigns and revenue is recognized ratably over the campaign period.  The Company collects the payments for Real Money player campaigns within 30 days after each month-end results.

(l) Research and Development Costs

Research and development costs are expensed as incurred.

(m) Advertising Expenses

The Company expenses advertising costs as incurred. The Company incurred no advertising expenses as of December 31, 2008 and incurred $4,070 for the year ended December 31, 2007.

(n) Net Loss per Share

Basic net loss per share (“EPS”) is based on the weighted average number of common shares outstanding and diluted EPS is based on the weighted average number of common shares outstanding and dilutive common stock equivalents. Basic EPS is computed by dividing net loss (numerator) applicable to common stockholders by the weighted average number of common shares outstanding (denominator) for the period. All EPS presented in the financial statements are basic EPS as defined by Statement of Financial Accounting Standards (“SFAS”) No. 128, "Earnings Per Share". There are no potentially dilutive securities outstanding. All per share and per share information are adjusted retroactively to reflect stock splits and changes in par value.

(o) Concentration of Credit Risk

The Company places its cash and cash equivalents with a high credit quality financial institution. The Company maintains United States Dollars, Pound Sterling and European Euro at a bank in the Caribbean that are not insured. Revenue is derived in geographic locations outside the United States. The advertising business in Europe accounts for all of the revenue of the Company to date.

(p) Foreign Currency Translations

The Company is located and operating outside of the United States of America. The functional currency of the Company is the U.S. Dollar. At the transaction date, each asset, liability, revenue and expense is translated into U.S. dollars by the use of the exchange rate in effect at that date.  At the period end, monetary assets and liabilities are re-measured by using the exchange rate in effect at that date. The resulting foreign exchange gains and losses are included in operations.

(q) Related Parties

A related party is generally defined as (i) any person that holds 10% or more of the Company's securities and their immediate families, (ii) the Company's management, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Company, or (iv) anyone who can significantly influence the financial and operating decisions of the Company. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

(r) New Accounting Pronouncements

Employers’ Disclosures about Postretirement Benefit Plan Assets

In December 2008, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position on Financial Accounting Standard (“FSP FAS”) No. 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets.”  This FSP amends FASB Statement No. 132(R) (“SFAS No. 132(R)”), “Employers’ Disclosures about Pensions and Other Postretirement Benefits,” to provide guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan.  FSP FAS No. 132(R)-1 also includes a technical amendment to SFAS No. 132(R) that requires a nonpublic entity to disclose net periodic benefit cost for each annual period for which a statement of income is presented.  The required disclosures about plan assets are effective for fiscal years ending after December 15, 2009.  The technical amendment was effective upon issuance of FSP FAS No. 132(R)-1.  The Company is currently assessing the impact of FSP FAS No. 132(R)-1 on its financial position and results of operations.

Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises

In December 2008, the FASB issued FSP FIN No. 48-3, “Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises.”  FSP FIN No. 48-3 defers the effective date of FIN No. 48, “Accounting for Uncertainty in Income Taxes,” for certain nonpublic enterprises as defined in SFAS No. 109, “Accounting for Income Taxes.”  However, nonpublic consolidated entities of public enterprises that apply U.S. generally accepted accounting principles (GAAP) are not eligible for the deferral.  FSP FIN No. 48-3 was effective upon issuance.  The impact of adoption was not material to the Company’s financial condition or results of operations.

Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities

In December 2008, the FASB issued FSP FAS No. 140-4 and FIN No. 46(R) -8, “Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities.”  This FSP amends SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” to require public entities to provide additional disclosures about transfers of financials assets.  FSP FAS No. 140-4 also amends FIN No. 46(R)-8, “Consolidation of Variable Interest Entities,” to require public enterprises, including sponsors that have a variable interest entity, to provide additional disclosures about their involvement with a variable interest entity.  FSP FAS No. 140-4 also requires certain additional disclosures, in regards to variable interest entities, to provide greater transparency to financial statement users.  FSP FAS No. 140-4 is effective for the first reporting period (interim or annual) ending after December 15, 2008, with early application encouraged.  The Company is currently assessing the impact of FSP FAS No. 140-4 on its financial position and results of operations.

Accounting for an Instrument (or an Embedded Feature) with a Settlement Amount That is Based on the Stock of an Entity’s Consolidated Subsidiary

In November 2008, the FASB issued FSP Emerging Issues Task Force (“EITF”) Issue No. 08-8, “Accounting for an Instrument (or an Embedded Feature) with a Settlement Amount That is Based on the Stock of an Entity’s Consolidated Subsidiary.”  EITF No. 08-8 clarifies whether a financial instrument for which the payoff to the counterparty is based, in whole or in part, on the stock of an entity’s consolidated subsidiary is indexed to the reporting entity’s own stock.  EITF No. 08-8 also clarifies whether or not stock should be precluded from qualifying for the scope exception of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” or from being within the scope of EITF No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock.”  EITF No. 08-8 is effective for fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years.  The Company is currently assessing the impact of EITF No. 08-8 on its financial position and results of operations.

Accounting for Defensive Intangible Assets

In November 2008, the FASB issued EITF Issue No. 08-7, “Accounting for Defensive Intangible Assets.”  EITF No. 08-7 clarifies how to account for defensive intangible assets subsequent to initial measurement.  EITF No. 08-7 applies to all defensive intangible assets except for intangible assets that are used in research and development activities.  EITF No. 08-7 is effective for intangible assets acquired on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.  The Company is currently assessing the impact of EITF No. 08-7 on its financial position and results of operations.

Equity Method Investment Accounting Considerations

In November 2008, the FASB issued EITF Issue No. 08-6 (“EITF No. 08-6”), “Equity Method Investment Accounting Considerations.”  EITF No. 08-6 clarifies accounting for certain transactions and impairment considerations involving the equity method.  Transactions and impairment dealt with are initial measurement, decrease in investment value, and change in level of ownership or degree of influence.  EITF No. 08-6 is effective on a prospective basis for fiscal years beginning on or after December 15, 2008.  The Company is currently assessing the impact of EITF No. 08-6 on its financial position and results of operations.

Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active

In October 2008, the FASB issued FSP FAS No. 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active.”  This FSP clarifies the application of SFAS No. 157, “Fair Value Measurements,” in a market that is not active.  The FSP also provides examples for determining the fair value of a financial asset when the market for that financial asset is not active.  FSP FAS No. 157-3 was effective upon issuance, including prior periods for which financial statements have not been issued.  The impact of adoption was not material to the Company’s financial condition or results of operations.

Issuer’s Accounting for Liabilities Measured at Fair Value with a Third-Party Credit Enhancement

In September 2008, the FASB issued EITF Issue No. 08-5 (“EITF No. 08-5”), “Issuer’s Accounting for Liabilities Measured at Fair Value with a Third-Party Credit Enhancement.”  This FSP determines an issuer’s unit of accounting for a liability issued with an inseparable third-party credit enhancement when it is measured or disclosed at fair value on a recurring basis.  FSP EITF No. 08-5 is effective on a prospective basis in the first reporting period beginning on or after December 15, 2008.  The Company is currently assessing the impact of FSP EITF No. 08-5 on its financial position and results of operations.

Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161

In September 2008, the FASB issued FSP FAS No. 133-1, “Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161.”  This FSP amends FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities,” to require disclosures by sellers of credit derivatives, including credit derivatives embedded in a hybrid instrument.  The FSP also amends FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” to require and additional disclosure about the current status of the payment/performance risk of a guarantee.  Finally, this FSP clarifies the Board’s intent about the effective date of FASB Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities.”  FSP FAS No. 133-1 is effective for fiscal years ending after November 15, 2008.  The Company is currently assessing the impact of FSP FAS No. 133-1 on its financial position and results of operations.

Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities

In June 2008, the FASB issued EITF Issue No. 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities.” EITF No. 03-6-1 addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing earnings per share under the two-class method. The EITF 03-6-1 affects entities that accrue dividends on share-based payment awards during the awards’ service period when the dividends do not need to be returned if the employees forfeit the award. EITF 03-6-1 is effective for fiscal years beginning after December 15, 2008. The Company is currently assessing the impact of EITF 03-6-1 on its financial position and results of operations.

Determining Whether an Instrument (or an Embedded Feature) Is Indexed to an entity's Own Stock

In June 2008, the FASB ratified EITF Issue No. 07-5, "Determining Whether an Instrument (or an Embedded Feature) Is Indexed to an Entity's Own Stock.”  EITF 07-5 provides that an entity should use a two step approach to evaluate whether an equity-linked financial instrument (or embedded feature) is indexed to its own stock, including evaluating the instrument's contingent exercise and settlement provisions.  It also clarifies on the impact of foreign currency denominated strike prices and market-based employee stock option valuation instruments on the evaluation.  EITF 07-5 is effective for fiscal years beginning after December 15, 2008.  The Company is currently assessing the impact of EITF 07-5 on its financial position and results of operations.

Accounting for Financial Guarantee Insurance Contracts—an interpretation of FASB Statement No. 60

In May 2008, the FASB issued SFAS No. 163, “Accounting for Financial Guarantee Insurance Contracts – an interpretation of FASB Statement No. 60”.  This statement requires that an insurance enterprise recognize a claim liability prior to an event of default (insured event) when there is evidence that credit deterioration has occurred in an insured financial obligation.  SFAS No. 163 also clarifies how SFAS No. 60 applies to financial guarantee insurance contracts, including the recognition and measurement to be used to account for premium revenue and claim liabilities to increase comparability in financial reporting of financial guarantee insurance contracts by insurance enterprises.  SFAS No. 163 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and all interim periods within those fiscal years, except for some disclosures about the insurance enterprise’s risk-management activities of the insurance enterprise are effective for the first period (including interim periods) beginning after issuance of SFAS No. 163.  Except for those disclosures, earlier application is not permitted.

Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)

In May 2008, the FASB issued FSP Accounting Principles Board (“APB”) Opinion No. 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement).” The FSP clarifies the accounting for convertible debt instruments that may be settled in cash (including partial cash settlement) upon conversion.  The FSP requires issuers to account separately for the liability and equity components of certain convertible debt instruments in a manner that reflects the issuer's nonconvertible debt (unsecured debt) borrowing rate when interest cost is recognized.  The FSP requires bifurcation of a component of the debt, classification of that component in equity and the accretion of the resulting discount on the debt to be recognized as part of interest expense in our consolidated statement of operations.  The FSP requires retrospective application to the terms of instruments as they existed for all periods presented.  The FSP is effective for fiscal years beginning after December 15, 2008 and early adoption is not permitted.  The Company is currently evaluating the potential impact of FSP APB 14-1 upon its financial statements.

The Hierarchy of Generally Accepted Accounting Principles

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles.”  SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements.  SFAS No. 162 is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles".  The implementation of this standard will not have a material impact on the Company's financial position and results of operations.

Determination of the Useful Life of Intangible Assets

In April 2008, the FASB issued FSP FAS No. 142-3, “Determination of the Useful Life of Intangible Assets”, which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of intangible assets under SFAS No. 142 “Goodwill and Other Intangible Assets”.  The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142 and the period of the expected cash flows used to measure the fair value of the asset under SFAS No. 141 (revised 2007) “Business Combinations” and other U.S. generally accepted accounting principles.    The Company is currently evaluating the potential impact of FSP FAS No. 142-3 on its financial statements.

Disclosure about Derivative Instruments and Hedging Activities

In March 2008, the FASB issued SFAS No. 161, “Disclosure about Derivative Instruments and Hedging Activities, an amendment of SFAS No. 133.” This statement requires that objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation. The Company is required to adopt SFAS No. 161 on January 1, 2009. The Company is currently evaluating the potential impact of SFAS No. 161 on the Company’s financial statements.

Delay in Effective Date

In February 2008, the FASB issued FSP FAS No. 157-2, “Effective Date of FASB Statement No. 157”. This FSP delays the effective date of SFAS No. 157 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The impact of adoption was not material to the Company’s financial condition or results of operations.

Business Combinations

In December 2007, the FASB issued SFAS No. 141(R) “Business Combinations.”  This Statement replaces the original SFAS No. 141.  This Statement retains the fundamental requirements in SFAS No. 141 that the acquisition method of accounting (which SFAS No. 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. The objective of SFAS No. 141(R) is to improve the relevance, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. To accomplish that, SFAS No. 141(R) establishes principles and requirements for how the acquirer:

a.

Recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree.

b.

Recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase.

c.

Determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination.

This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008 and may not be applied before that date. The Company is unable at this time to determine the effect that its adoption of SFAS No. 141(R) will have on its results of operations and financial condition.

Non-controlling Interests in Consolidated Financial Statements—an amendment of ARB No. 51

In December 2007, the FASB issued SFAS No. 160 “Non-controlling Interests in Consolidated Financial Statements – an amendment of ARB No. 51.”  This Statement amends the original Accounting Review Board

(ARB) No. 51 “Consolidated Financial Statements” to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. This Statement is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008 and may not be applied before that date.  The Company is unable at this time to determine the effect that its adoption of SFAS No. 160 will have on its results of operations and financial condition.

Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of SFAS No. 115,” which becomes effective for the Company on February 1, 2008, permits companies to choose to measure many financial instruments and certain other items at fair value and report unrealized gains and losses in earnings. Such accounting is optional and is generally to be applied instrument by instrument. The election of this fair-value option did not have a material effect on its financial condition, results of operations, cash flows or disclosures.

Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements.”  SFAS No. 157 provides guidance for using fair value to measure assets and liabilities.  SFAS No. 157 addresses the requests from investors for expanded disclosure about the extent to which companies’ measure assets and liabilities at fair value, the information used to measure fair value and the effect of fair value measurements on earnings. SFAS No. 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value, and does not expand the use of fair value in any new circumstances. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and was adopted by the Company in the first quarter of fiscal year 2008. There was no material impact on the Company’s  results of operations and financial condition due to the adoption of SFAS No. 157.

Note 5 – Acquisition

The Company acquired the related assets of the websites “Betting Choice” and “Guide to Poker” from a private English body corporate, for a purchase price of 256,500 pounds Sterling ($515,256) effective May 1, 2007. Per the terms of the agreement, the company paid 181,500 pounds sterling in cash with the remaining balance to be paid in three equal installments over the following nine months. The websites are accounted for as a single unit as the marketing strategy of the Company treats the assets as being complimentary. In December 2007, the purchase price was reduced to 196,500 pound Sterling ($392,280) after final price adjustments based on certain criteria as provided for in the agreement. The purchase price was allocated to the fair value of the identifiable assets acquired as follows:

Source code	$ 19,614
URL	23,537
Web-site contents	78,456
Subscribers list	7,846
Client accounts	98,070
Trade name	7,845
Total amortizable intangible assets	235,368
Goodwill	156,912
Total amount paid	$ 392,280

Due to the significance of the website assets and the related revenue stream, the acquisition was accounted for as a business combination.  The balance sheet of the Company at April 30, 2007, just prior to the acquisition, was as follows:

Cash	$ 1,011,540
Prepaid expenses and other assets	19,361
Accounts payable	(1,208)
Equity	(1,029,693)
$ -

Note 6 – Cash Equivalents

At December 31, 2008, the Company had no term deposits as of December 31, 2008 and $276,784 as of December 31, 2007.

Note 7 – Intangible Assets

Intangible assets consist of the following:

	December 31, 2008
	Cost	Depreciation	Net

Source code	$ 19,615	$ 16,345	$ 3,270
URL	29,964	4,565	25,398
Web-site content	78,456	26,152	52,304
Subscribers list	7,846	7,846	-
Client accounts	98,070	81,725	16,345
Trade name	7,846	6,538	1,308
	$ 241,796	$ 143,171	$ 98,624

Goodwill	156,912	-	156,912
	$ 398,708	$ 143,171	$ 255,536

	December 31, 2007
	Cost	Depreciation	Net

Source code	$ 19,615	$ 6,538	$ 13,077
URL	23,536	1,569	21,967
Web-site content	78,456	10,461	67,995
Subscribers list	7,846	5,230	2,615
Client accounts	98,070	32,690	65,380
Trade name	7,846	2,615	5,230
	$ 235,368	$ 59,104	$ 176,264

Goodwill	156,912	-	156,912
	$ 392,280	$ 59,104	$ 333,176

The estimated amortization expense is as follows for each of the years ending December 31:

2009 - $39,609

2010 - $18,687

2011 - $18,687

2012 - $  8,227

2013 - $  2,996

2014 - $  2,996

2015 - $  2,996

2016 - $  2,996

2017 - $  1,498

Note 8 - Common Stock

During the year ended December 31, 2008, the Company cancelled 500,000 of its common shares at $0.01 per share for $5,000, which had been initially issued at $0.01 per share.  During the year ended December 31, 2007, the Company repurchased and cancelled 1,250,000 of its common shares at $0.01 per share for $12,500, which had been initially issued at $0.01 per share, including 700,000 shares repurchased from two directors of the Company. The company also issued 1,000,000 common shares at $0.01 per share for $10,000, including 250,000 shares subscribed by a director, 260,000 common shares at $0.10 each for $26,000, including 140,000 shares subscribed by a director, and 2,000,000 common shares at $0.50 each for $1,000,000.

Note 9 - Related Party Transactions

During the twelve months ended December 31, 2008 and 2007, the Company paid rent of $2,400 and $0, respectively, for its office in Barbados to a company with a director in common.

All related party transactions are recorded at the exchange amount established and agreed to between related parties and are in the normal course of business.

The Company and On a Roll Media Inc. (“ORM”) are related parties.  The two companies do not share common officers or directors nor do they hold shares of the other.  However, the Company is the primary client of ORM to an extent that the Company significantly influences the operations of ORM preventing it from pursuing its own separate interests.  In February 2007, the Company entered into a services agreement with ORM to have ORM to supply website development, maintenance, content, translation, marketing and technical support services for the Company. The initial ORM services agreement terminated on January 31, 2008, but has been renewed by a renewal agreement dated February 18, 2008.  Pursuant to the terms of the renewal agreement, ORM will also receive a monthly fee of $1,500 in addition to the hourly and commission fees under the original agreement.  The renewal agreement expires on February 17, 2010, unless terminated earlier by mutual agreement of the parties. During the year ended December 31, 2008, the Company paid ORM $621,218 for these services. These costs are included in the Company’s December 31, 2008 financial statements as follows:

	December 31,	December 31,
	2008	2007

Editorial	$61,700	$41,100
Development	29,310	-
Professional fees	403,848	237,800
General & Administrative fees	126,350	55,073

	$621,218	$333,973

Note 10 – Subsequent Events

Subsequent to December 31, 2008, the Company entered into a $97,000 promissory note with one of its shareholders.  The note is unsecured, bearing an interest rate of 10% per annum and due on demand.  The note has an option for the holder to convert all or part of the principal and accrued interest thereon into common stock of the Company at $0.25 per share.

Item 18.

FINANCIAL STATEMENTS

The Registrant has elected to report under Item 17.

Item 19.

EXHIBITS

Copies of the following documents are filed with this Form 20-F as exhibits:

Index of Exhibits

31.1

Section 302 Certification of CEO

31.2

Section 302 Certification of CFO

32.1

Section 906 Certification of CEO

32.2

Section 906 Certification of CFO

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PLAY LA INC.

Dated:

March 12, 2009

Per:

/s/ David Hallonquist

David Hallonquist,

President and Chief Executive Officer

Per:

/s/ Brian Cole

Brian Cole,

Chief Financial Officer