Form 20-F
period 2009-12-31
PLAY LA INC.
filed 2010-04-20
CIK 1378553

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[ ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

[x]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the Fiscal Period Ended December 31, 2009

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

Mossack Fonseca & Co., Akara Building,

PO Box 3136, 24 De Castro Street, Wickhams Cay 1, Road Town, Tortola, BVI

(Address of principal executive offices)

daveh@playlainc.com              David Hallonquist

(Email address of Contact Person)        (Name of Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:  None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Stock, No Par Value (Title of Class)	OTC-BB (Exchange on which registered)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

Number of outstanding shares of each of the Registrant’s classes of capital or common stock as of December 31, 2009 :  11,550,000 Common Shares Without Par Value

Indicate by check mark whether the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Large accelerated filer ❒

Accelerated filer ❒

Non-accelerated filer ☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑

International Financial Reporting Standards as issued

Other ❒

   By the International Accounting Standards Board ❒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

❒ Item 17 ❒ Item 18

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

TABLE OF CONTENTS

Item 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

5

Item 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

5

Item 3.

KEY INFORMATION

5

Item 4.

INFORMATION ON THE REGISTRANT

11

Competition Overview

20

Gaming in the European Union – An Overview

22

Western Europe Market Overview

25

Item 4A.

UNRESOLVED STAFF COMMENTS

28

Item 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

28

Item 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

33

Item 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

38

Item 8.

FINANCIAL INFORMATION

40

Item 9.

THE OFFER AND LISTING

40

Item 10.

ADDITIONAL INFORMATION

41

Item 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

42

Item 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

43

Item 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

43

Item 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS  43

Item 15.

CONTROLS AND PROCEDURES

43

Item 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

44

Item 16B.

CODE OF ETHICS

44

Item 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

44

Item 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

44

Item 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS  44

Item 17.

FINANCIAL STATEMENTS

44

Index to Financial Statements

45

Item 18.

FINANCIAL STATEMENTS

61

Item 19.

EXHIBITS

61

PART I

Item 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.

Directors and Senior Management

Not applicable

B.

Advisers

Not applicable

C.

Auditors

The auditors for the Registrant were Peterson Sullivan, PLLC, of Suite 2300, 601 Union Street, Seattle, Washington, 98101, USA for the Registrant’s December 31, 2005, 2006 and 2007 year end.

The current auditors for the Registrant are Jewett Schwartz Wolfe and Associates.  They are located at 200 South Park, Suite 150, Hollywood, Florida, 33021 USA.  Jewett Schwartz Wolfe and Associates have audited the Registrant’s December 31, 2008 and 2009 year end.

Item 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

Item 3.

KEY INFORMATION

A.

Selected Financial Data

The Registrant was incorporated as Argosy Enterprises Limited in Tortola, British Virgin Islands on September 27, 2005.  The Registrant changed its name to Play LA Inc. on October 20, 2005.  The Registrant has selected a December 31 year end.  The financial periods reported in this annual return are the periods from inception on September 27, 2005 to December 31, 2005 (audited), January 1, 2006 to December 31, 2006 (audited), January 1, 2007 to December 31, 2007 (audited) January 1, 2008 to December 31, 2008 (audited) and January 1, 2009 to December 31, 2009 (audited).

The selected financial data which is provided under this item is for the periods from inception on September 27, 2005 to December 31, 2005 (audited), January 1, 2006 to December 31, 2006 (audited), January 1, 2007 to December 31, 2007 (audited), January 1, 2008 to December 31, 2008 (audited) and January 1, 2009 to December 31, 2009 (audited).  This information should be read in conjunction with the Registrant’s financial statements and notes thereto.  The selected financial data provided below are not necessarily indicative of the future results of operations or financial performance of the Registrant.  The Registrant has not paid any dividends on its common shares and it does not expect to pay dividends in the foreseeable future.

The financial statements of the Registrant for the period from inception on September 27, 2005 to December 31, 2005, January 1, 2006 to December 31, 2006 and January 1, 2007 to December 31, 2007 have been audited by Peterson Sullivan PLLC, independent registered public accountants.  The financial statements for the period from January 1, 2008 to December 31, 2008 and January 1, 2009 to December 31, 2009 have been audited by Jewett Schwartz Wolfe and Associates, independent registered public accountants. They are maintained in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States.

	Period from	Period from	Period from	Period from	Period from
	Inception	Jan 1, 2006 to	Jan 1, 2007 to	Jan 1, 2008 to	Jan 1, 2009 to
	Sep 27, 2005	Dec 31, 2006	Dec 31, 2007	Dec 31, 2008	Dec 31, 2009
	to Dec 31, 2005
Amounts in Accordance with US GAAP (presented in U.S. dollars):
Total Assets	$108,000	$100,063	$778,861	$381,614	$330,552
Net working capital	$74,759	$89,147	$397,487	$71,259	(240,544)
Share capital	$103,000	$162,650	$1,186,150	$1,181,150	$1,217,207
Shareholders’ Equity	$74,759	$89,147	$731,101	$326,795	$(22,919)
Loss (from operations)	$28,241	$45,262	$381,546	$399,306	$385,771
Loss per share (basic and diluted)	$0.04	$ -	$0.03	$0.03	$0.03
Weighted average number of		9,549,575	11,438,384	11,761,803	11,527,534
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

The report of our independent auditors on our financial statements for the year ended December 31, 2009 contained an explanatory paragraph indicating there is substantial doubt about our ability to continue as a going concern.  This highlights the vulnerability for failure of start up companies such as ours and stresses the likelihood that shareholders in our Company will lose their entire investment.

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

The Financial Industry Regulatory Authority or FINRA, has adopted sales practice requirements which may also limit a stockholder’s ability to buy and sell our stock

In addition to the “penny stock” rules described above, FINRA has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer.  Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information.  Under interpretations of these rules, FINRA believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our stock and have an adverse effect on the market for our shares.

Our common shares trading on the OTC Bulletin Board is limited and sporadic making it difficult for our shareholders to sell their shares or liquidate their investments.

Our common shares are currently listed for public trading on the OTC Bulletin Board.  The trading price of our common shares has been subject to fluctuations and trades sporadically.  Trading prices of our common shares may fluctuate in response to a number of factors, many of which will be beyond our control.  The stock market has generally experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the companies with no current business operation.  There can be no assurance that trading prices and price earnings ratios previously experienced by our common shares will be matched or maintained.  These broad market and industry factors may adversely affect the market price of our common shares, regardless of our operating performance.

We have not declared dividends and may never declare dividends, which may affect the value of your shares

We have never declared or paid any dividends on our common stock and do not expect to pay any dividends in the foreseeable future.  This may prove unattractive to certain purchasers of our shares making it difficult for you to sell your stock.

Economic conditions could adversely affect our prospects and our results of operations

Our business may be affected by the general global economic recession and other market or economic challenges experienced by the U.S. and world markets. Uncertainty about the current global economic conditions poses a risk as consumers and businesses may postpone spending in response to tighter credit, negative financial news and/or declines in income or asset values, which could have a material negative effect on the demand for our products and services. While the igaming industry have been relatively stable, the growth rate slowed during 2009 and we cannot predict whether the industry growth rate will continue to decline.

Foreign currency risk

Our clients are located in foreign countries.  As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. Because our revenues are currently denominated in U.S. dollars, a strengthening or weakening of the dollar will affect our financial statements due to the fluctuating dollar.  Monetary assets and liabilities denominated in foreign currencies are affected by changes in the exchange rate between the US dollar and foreign currencies.  We have not hedged foreign currency exposures related to transactions denominated in currencies other than U.S. dollars. We do not engage in financial transactions for trading or speculative purposes.

Our objective in managing foreign currency risk is to minimize our net exposures to foreign currency cash flows by converting cash balances into foreign currencies to the extent practical to match other foreign currency obligations, and vice versa.

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

Since its incorporation, the Registrant has not undergone any material reclassification, merger or consolidation, and has no subsidiaries.  The Registrant has not completed any acquisitions or dispositions of material assets as well it has not undergone a material change in the types of products or services it renders, during this current financial period.  The Registrant has not been the subject of any bankruptcy, receivership or similar proceedings.

The Registrant commenced operations in May, 2007, after the acquisition of two websites, and has continued  operations through the current period. The acquisition costs of the two websites were $392,280 (£190,000).  At the beginning of 2010, the Registrant acquired two additional websites.  The acquisition costs of the additional two websites were approximately $307,200. During the current financial period, the Registrant has not made any principal capital expenditures or divestitures.  The Registrant has not received nor made any public takeover offers.

B.

Business Overview

Company Overview

Play LA Inc. (the “Registrant”) is a Tortola, British Virgin Island holding company which was formed in 2005.  The principal business of the Registrant is to identify and acquire businesses and assets relating to online content publishing and internet advertising solutions for online gaming operators.  Specifically, the Registrant’s  strategy will focus primarily on United Kingdom (“UK”) and Western European based online gaming content websites to create a comprehensive, customized, and responsive advertising network to service the advertising and promotional needs of online gaming operations.  The Registrant will not acquire sites that target players in the United States or Canada nor will the Registrant target its services towards customers (i.e., gaming operators) from those two countries. The Registrant’s first two acquired websites focus on the UK market. The Registrant subsequently developed eight more websites which target Spain, Italy, Germany and Sweden. During the current period, 90% of the registrant’s revenues were generated from the UK market, while the remaining 10% was generated from the other four countries. Subsequent to the current period, the Registrant acquired two additional websites to expand its market, targeting players in the UK, as well as in Romania, Denmark, Norway and France.

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

Corporate Mission

The Registrant’s mission is to be the premier network advertising and promotional solution company for the online gaming sector.  To do so, the Registrant’s management is committed to: (1) establish a portfolio of advertising and digital content delivery assets focused on serving the growing online gaming and entertainment markets; (2) design and offer tailored advertising programs customized for the unique requirements of gaming and entertainment companies in the UK and Western Europe; and (3) centralize administrative, development and content creation efforts by outsourcing services to specialized third parties.

As with the development of any business, our long term and medium term objectives are subject to the successful completion of our short term objectives.  Failure to execute our short term objectives will require us to revise our medium and long term objectives or to revise our business plan.  Our short term, medium term and longer term objectives are goals. They are not bench marks which have been achieved.  All of our objectives are susceptible to the risk factors which are summarized on pages 7 to 11 of this registration statement.

Short-Term Objectives

The Registrant’s key objectives in the short-term are to update the existing websites with interactive features to build user loyalty, develop improvements to increase conversions, and then develop and launch 4 new websites targeting the casino sector.    This will allow the Company to increase the visitor traffic to the websites through natural search and also increase overall website traffic through the introduction of a third related gaming vertical, Casino.  In particular, the Registrant is targeting the following critical strategic and tactical objectives over the next 12 months:

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

2.

 Develop 4 new websites targeting the Casino Sector – The Registrant plans to use the new CMS system to build and launch new websites targeting the casino sector. The websites will be in French, German, Italian and Spanish, and will include the Web 2.0 features added to the existing websites.

3.

Develop new websites targeting countries that are legalizing online gaming – The Registrant plans to build new websites targeting Countries that are introducing legislation to regulate and legalize online gaming, such as South Africa.

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

Outsourcing of Technical Services

The Registrant is party to an agreement dated February 1, 2007, as extended by an agreement dated February 18, 2008 and further extended to February 14, 2012, with On A Roll Media Inc. (“On A Roll”) under which On A Roll provides the Company with the following technical services:

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

-

Scientific research and development of properties

-

International expansion, new market development

In consideration for the provision of these technical services, the Registrant pays On A Roll all of its out of pocket expenses, an hourly rate of US$80 and a 10% commission on all paid advertising sold by the Registrant.  The initial On A Roll technical services agreement terminated on January 31, 2008, but has been renewed by a renewal agreement dated February 18, 2008 and further extended to February 14, 2012, unless terminated earlier by mutual agreement of the parties..  Pursuant to the terms of the renewal agreement, On A Roll will also receive a monthly fee of $1,500 in addition to the hourly and commission fees under the original agreement.

Completed Acquisitions and Acquisition Criteria

Completed Acquisitions

On May 1, 2007, the Registrant completed the acquisition of two internet information portal sites,  www.bettingchoice.co.uk , and www.guidetopoker.com.  The portal sites operate in the English language, and attract English speaking sports and poker enthusiasts primarily throughout the UK and Western Europe. The acquired assets include all programming and source code of the websites, a custom built Client Management System, both URL’s, all archived news, content and articles spanning the past 3 years, a small subscriber database of approximately 10,000 emails, and all client advertising accounts.

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

The Registrant initially agreed to purchase Bettingchoice and Guidetopoker for approximately $515,256 (£250,000), with 70% paid upon closing and the balance being paid in three equal installments over a period of nine months from closing.    The holdback was intended to protect the purchaser in the event of diminution in the value of any assets valued at $4,875.00 or more. If this occurred, the purchase price of the assets can be re-calculated and the difference refunded to the purchaser from the holdback. As part of the agreement, the Registrant agreed to pay the vendor, Glen Etive Capital Limited, a UK company, an additional $20,000.00 for the programming and development of 8 new replicated websites.  The Vendor also agreed to provide the purchaser with ongoing training and support for the operation of the business, system training, introduction to clients, implementation and launch of the 8 new websites, familiarization with current marketing techniques and general transition assistance for the 9 months following closing.  The Registrant was to pay the vendor 30% of all net income earned by the 8 new foreign language versions of the sites, for the same nine month period from closing. Since the foreign language websites are new, 100% of the advertising revenues that they generate will constitute gross revenues for the purposes of calculating the Vendor’s 30% share of net revenues.  The Registrant subsequently determined that eleven (11) of the advertisers were not likely to continue generating the same level of revenues as they had previously generated in 2006, and the Registrant negotiated a reduction in the original purchase price with the vendor in the amount of $123,661 (£60,000).  Consequently, the net purchase price of the two (2) websites amounted to $392,280 (£190,000) which included the $20,000 (£10,000) for the development of the eight (8) new websites.  Direct costs of operating and marketing these new sites will be deducted from gross revenues to calculate net income.  These costs shall include hosting, programming, content, translations, search marketing and a portion of the company’s general and administrative expenses.  The 30% net income earn-out to the vendor was treated as part of the overall $392,280 (£190,000) purchase price of the acquisition. There were insufficient revenues generated by the eight new websites within the prescribed 9 month post acquisition period to pay any earn-out fees to the vendor, and as such, no payments for the 30% earn out to the vendor were made, and none are owing by the Registrant.

The Registrant plans to combine the amount of the initial purchase price with the net income earn out in its capital cost calculation and amortization of the assets.  Each of the 2 acquired websites have been replicated and translated into German, Italian, Spanish and Swedish, giving the Registrant 8 new foreign language websites.  The 8 new foreign language websites went live during early September 2007.  The sites are built on Internet technologies and programming languages, and are supported by a team of outsourced technology experts, who have been retained to continue managing technical operations into the future at competitive prices.  Revenues are earned in British Pounds and Euros, while most costs are incurred in United States and Canadian dollars.  To the extent that the currencies with which we incur costs falls or rises as against the currencies with which we generate revenue, our expenses as a percentage of revenues will be impacted upon accordingly.

The Registrant entered into a purchase agreement to acquire another website from the same UK Vendor that it acquired its first two websites from, on January 11, 2008. The purchase price was 10,000 pounds sterling, which the Registrant paid in cash.  That website (URL: www.snapsearch.com) was a price comparison search site, which operated from 2005 to 2007.  Snapsearch displayed eBay search results side by side with other internet search results on a split screen, allowing a user to easily compare different sets of product selling prices. It included individual country searches, and updates on the latest eBay results.  The site ceased operating in early 2007. The URL is currently offline. The Registrant is assessing how to incorporate the search features of Snapsearch into its other websites.

During the year 2009, the Registrant developed and launched a new website,  www.guidetocasinos.co.uk. The new website advertises and publishes reviews, promotions and daily updates on the UK’s premier online casino’s, along with breaking reviews on the newest game releases. The website also reviews live dealer games at the top UK online casinos. The website becomes the 11th and newest addition to the company’s network of igaming media advertising properties.

On January 18, 2010, the Registrant completed the acquisition of another internet information portal site, www.pokernewsheadlines.com .  The portal site operates in the English, French, Romanian, and Danish languages, and attracts poker enthusiasts primarily throughout the UK and Western Europe. The acquired assets include all programming and source code of the websites, a custom built Client Management System, URL’s, all archived news, content and articles, and a small subscriber database.  The Registrant acquired Pokernewsheadlines for $30,000 payable in the capital stock of the Registrant.  The Registrant issued 58,824 common shares for the acquisition.

On February 24, 2010, the Registrant completed the acquisition of an internet information portal site, www.arsenal-mania.com and all of its business contents including but not limited to customer lists, records, agreements, contracts, licenses, patents, trademarks, URLs, content management systems, equipment, and other associated sources for a basic price of 180,000 pounds sterling.  The payment consists of issuing 45,000 pounds sterling in the capital stock of the Registrant, 20,000 pounds sterling in cash by 30 days after closing, 20,000 pounds sterling in cash by 60 days after closing, 20,000 pounds sterling in cash by 90 days after closing, 50,000 pounds sterling or 25% of the website’s net operating profits for the first year following the sale and transfer of the website, payable in cash within 30 days of the first anniversary date of the sale and transfer of the website, and 25,000 pounds sterling or 15% of the website’s net operating profits for the second year following the sale and transfer of the website, payable in cash within 30 days of the second anniversary date of the sale and transfer of the website.  The Registrant issued 139,412 common shares for the purchase of Arsenal-Mania.

The URL’s of our foreign language websites are:

www.opciondeapuestas.com

www.guiaparaaprenderpoquer.com

www.vadslagningsguiden.com

www.guidedepoker.fr

www.puntasulgioco.com

www.guida-al-poker.com

www.daswettangebot.com

www.anleitungzumpoker.com

www.ie.pokernewsheadlines.com

www.guidetillpoker.com

www.fr.pokernewsheadlines.com

www.ro.pokernewsheadlines.com

www.no.pokernewsheadlines.com

www.dk.pokernewsheadlines.com

www.es.pokernewsheadlines.com

Management of the sites is being outsourced to Internet professionals who specialize in diverse areas.  From internet marketing and search engine optimization professionals, to design, media sales and customer relationship executives, from financial professionals to project managers and technical programmers, these web sites are now enjoying best practice reviews in all functional areas.  The Registrant has translated and launched Bettingchoice and Guidetopoker in four additional European languages, each with local, relevant, unique content.  This project effectively created the 8 sites already listed above, along with the original purchase of 2 websites, thus gave us 10 websites. With the additional purchase of Pokernewsheadlines and Arsenal-Mania, as well as others, the Registrant has a total of 20 websites in all.

Acquisition Criteria

In identifying and assessing potential acquisition targets, the Registrant will apply a thorough and vigorous due diligence process to discover the strengths and weaknesses of each entity.  Our due diligence procedures include verifying URL ownership and registration status, auditing the website programming and source code to ensure best development practices, analyzing web traffic reports to validate geographical and numerical site statistics, validating client accounts and advertising revenues by random reference calling and ad server testing, testing Search Engine page ranking for keywords against competitive websites, and confirming sources of content.  To locate potential acquisitions, the Registrant has contacted industry representatives familiar with these businesses, as well as advertised through a number of webmaster associations.  The industry representatives that we contacted were business development managers and affiliate advertising managers who are employed by gaming software and igaming operators.  These people interact on a daily basis with igaming webmasters and network publishers, who work for or own the type of websites that the company may be interested in acquiring.  The company believes that these people, when made aware of our interest to acquire such websites, would be a reliable conduit for introducing prospective sellers.  The webmaster associations have forums and newsletters that allow paid advertisements.  Although there is no formal brokerage or centralized service for connecting sellers and buyers of these types of websites, or determining the potential number of acquisition candidates.  There are numerous webmaster associations.  Two of the most prominent associations are the Gambling Portal Webmasters Association ( www.gpwa.net ) and Commission Junction ( www.cj.com ).

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

As of the date of this registration statement, management of the Company is actively pursuing additional acquisition targets, but there are not any new acquisition candidates identified at this time. The Company continues to build the profile and traffic for the foreign language websites.  The Company has not engaged in any discussions with any companies or individuals regarding a potential business combination outside the business of Internet gaming advertising.  No company which is affiliated with our Company’s officers or directors is currently being considered as an acquisition target by our Company.

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

According to Brand Republic1, France, Italy, Spain and Belgium are opting to regulate Internet gambling, rather than outlaw it, as players increasingly turn to the Web.  The European Union is pushing countries to scrap measures which protect domestic companies when those nations open their markets to Internet gaming.  Italy plans on letting companies offer online lotteries, bingo and betting on sports or games of skill in the next year.  The U.K. began licensing private Internet gaming sites in September, 2007.  Belgium is working to change its legislation as well, and private companies are already allowed to offer sports betting in Austria.

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

According to the UK Gambling Commission Report for 2008/2009, the turnover for the gambling industry during the period 2006/2007 was £84 Billion. Gross gambling yield for the same period was £9.9 Billion. During the same period a survey indicated that 68% of the population had participated in some form of gambling.

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

A.

Operating Results

The following discussion and analysis of the Registrant’s financial condition and results of operations for the fiscal years ended December 31, 2009 and 2008 should be read in conjunction with the Registrant’s financial statements and related notes included in this registration statement in accordance with “Item 8 – Financial Information”. The Registrant’s financial statements included in this registration statement were prepared in accordance with United States generally accepted accounting principles.

All statements other than statements of historical facts included in this Report and located elsewhere herein regarding industry prospects and the Registrant's financial position are forward-looking statements.  Although the Registrant believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Registrant's expectations ("Cautionary Statements") are disclosed in this Report, including, without limitation, in conjunction with the forward-looking statements included in this Report under "Risk Factors."  All subsequent written and oral forward-looking statements attributed to the Registrant or persons acting on its behalf are expressly qualified in their entirety by the Cautionary Statement. The financial statements have been conformed to reflect the change in the presentation.

For the years ended, December 31,

	2009	2008	2007	2006	2005

REVENUE
Sales	$521,418	$543,696	$208,606	$-	$-
Cost of sales	(656,122)	(635,457)	-	-	-

Gross Profit	(134,704)	(91,761)	208,606	-	-

EXPENSES
Amortization	39,709	84,067	59,104	-	-
Editorial fees	-	-	43,546	-	-
Interest on loans	18,137	-	-	-	-
Management fees	36,000	35,500	-	-	-
Professional fees	28,868	82,387	370,148	40,964	23,491
General and administration fees	123,819	85,958	127,236	7,388	4,750
	246,533	287,912	600,034	48,352	28,241

Income/(loss) before other items	(381,237)	(379,673)	(391,428)	(48,352)	(28,241)

Other Items:
Foreign exchange gain/(loss)	(4,604)	(22,302)	(2,089)	-	-
Interest income	70	2,669	11,971	3,090	-

Net loss	$(385,771)	$(399,306)	$(381,546)	$(45,262)	$(28,241)

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Revenues

Revenue for the fiscal year ended December 31, 2009 was $521,418 compared to revenue of $543,696 for the fiscal year ended December 31, 2008.  The decrease of $22,278 in revenue for the fiscal year ended December 31, 2009 was attributable to the decrease in traffic generated by our websites and the advertising revenue they generated. .

Operating Expenses

The Registrant’s operating expenses for the year ended December 31, 2009 were $220,226, compared to $287,912 for the year ended December 31, 2008.  The decrease in operating expenses of $67,686 was primarily due to a decrease in professional fees expenses for the year ended December 31, 2009.

The Registrant’s professional fees for the year ended December 31, 2009 were $28,868, compared to $82,387 for the year ended December 31, 2008.  The decrease in professional fees was $53,519 for the year ended December 31, 2009.

The Registrant’s general and administrative expenses for the year ended December 31, 2009 were $97,512, compared to $82,387 for the year ended December 31, 2008. The increase in general and administrative expenses of $15,125 for the year ended December 31, 2009 was primarily due to the increase in promotion and media related activities.

Net Loss

The Registrant’s net loss for the year ended December 31, 2009 was $359,464, compared to $399,306 for the year ended December 31, 2008.  The decrease was primarily due to the decrease in professional fees and foreign exchange loss.

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

Operating Expenses

The Registrant’s operating expenses for the year ended December 31, 2008 were $287,912, compared to $600,034 for the year ended December 31, 2007.  The decrease in operating expenses of $312,122 for the year ended December 31, 2008 was primarily due to a decrease in professional fees and general and administrative expenses. Of the $370,148 in professional fees for the year ended December 31, 2007, $191,161 may be reclassified to cost of sales.

The Registrant’s editorial fees for the year ended December 31, 2008 were $Nil, compared to$43,546 for the year ended December 31, 2007.  The decrease in editorial fees of $43,546 for the year ended December 31, 2008 was due to the Registrant reclassifying this item to the cost of sales.

The Registrant’s professional fees for the year ended December 31, 2008 were $82,387, compared to $370,148 for the year ended December 31, 2007.  The decrease in professional fees was primarily due to the costs associated with the preparation of the registration statement. Of the $370,148 in professional fees for the year ended December 31, 2007, $191,161 may be reclassified to cost of sales.

The Registrant’s general and administrative expenses for the year ended December 31, 2008 were $85,958, compared to $127,236 for the year ended December 31, 2007. The decrease in general and administrative expenses of $41,278 for the year ended December 31, 2008 was primarily due to consolidation of the operational costs associated with the websites.

Net Loss

The Registrant’s net loss for the year ended December 31, 2008 was $399,306, compared to $381,546 for the year ended December 31, 2007.  The increase was primarily due to the increase in the cost of the development of the websites.

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

Operating Expenses

The Registrant’s operating expenses for the year ended December 31, 2007 were $600,034, compared to $48,352 for the year ended December 31, 2006.  The increase in operating expenses of $551,682 for the year ended December 31, 2007 was primarily due to an increase in professional fees and general and administrative expenses.

The Registrant’s editorial fees for the year ended December 31, 2007 were $43,546, compared to $Nil for the year ended December 31, 2006.  The increase in editorial fees of $43,546 for the year ended December 31, 2007 was primarily due to managing the content on the 2 newly acquired websites and the 8 newly developed foreign language websites. This item was reclassified to the cost of sales in 2008.

The Registrant’s professional fees for the year ended December 31, 2007 were $370,148, compared to $40,964 for the year ended December 31, 2006.  The increase in professional fees of $329,184 for the year ended December 31, 2007 was primarily due to the costs associated with the acquisition and management of the two websites and the preparation of this registration statement. Of the $370,148 in professional fees for the year ended December 31, 2007, $191,161 may be reclassified to cost of sales.

The Registrant’s general and administrative expenses for the year ended December 31, 2007 were $127,236, compared to $7,388 for the year ended December 31, 2006. The increase in general and administrative expenses of $119,848 for the year ended December 31, 2007 was primarily due to implementation and operational costs associated with the acquisition of the websites.

Net Loss

The Registrant’s net loss for the year ended December 31, 2007 was $379,457, compared to $45,262 for the year ended December 31, 2006.  The most significant contributors to our net loss for the year ended December 31, 2007 were professional fees and general and administrative expenses, which were $370,148 and $127,236.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Revenues

During the year ended December 31, 2006 and December 31, 2005, the Registrant did not generate any revenue.

Operating Expenses

The Registrant’s operating expenses for the year ended December 31, 2006 were $48,352, compared to $28,241 for the year ended December 31, 2005.  The increase in operating expenses of $20,111 for the year ended December 31, 2006 was primarily due to an increase in professional fees.

The Registrant’s professional fees for the year ended December 31, 2006 were $40,964, compared to $23,491 for the year ended December 31, 2005.  The increase in professional fees of $17,473 for the year ended December 31, 2006 was primarily due to the Registrant completing a full fiscal year.

The Registrant’s general and administrative expenses for the year ended December 31, 2006 were $7,388, compared to $4,750 for the year ended December 31, 2005.

Net Loss

The Registrant’s net loss for the year ended December 31, 2006 was $45,262, compared to $28,241 for the year ended December 31, 2005.

B.

Liquidity and Capital Resources

As at December 31, 2009, the Registrant had cash and cash equivalents in the amount of $68,591.

The Registrant had $240,544 in working capital deficit at December 31, 2009.

During the year ended December 31, 2009, the Registrant entered into two promissory notes payable.  One note for $96,000 and the other for $200,000 with a shareholder of the Registrant.  Both of the notes are unsecured and due on demand. The $96,000 note bears an interest rate of 10% per annum while the other note of $200,000 bears an interest rate of 7% per annum. The notes has an option for the holder to convert all or part of the principal and accrued interest thereon into common stock of the Company at $0.25 per share.

The Company estimates its operating costs for the next 12 months will include $285,000 for SEO and SEM services, hosting and technical services, $295,000 for content, web development and IT services, and $190,000 for office, administrative, business development, marketing and promotional services.  The costs for expanding operations, which would be translating, additional web development and replication of the original acquired websites into multiple languages, thereby enlarging the network, would be an additional $185,000.  There is no assurance that the Company will be able to obtain additional funding when needed, or that such funding, if available, can be obtained on terms acceptable to the Company.

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

It is the Registrant’s opinion that it has sufficient working capital to meet its requirements for the next 12 months.  During the year, the CFO received $36,000 for compensation.  The CEO and other directors of the Registrant have agreed to wait before establishing compensation.  Office equipment and rent is being provided to the Registrant by management at a nominal rate of $200 per month.

As of the date of this Form 20-F, the Registrant has 11,550,000 issued and outstanding common shares.

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

G.

Safe Harbor

Not applicable.

Item 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

Name	Age	Position	Other Reporting Companies In Canada or the United States
			Company	Position
David Hallonquist	53	President, Chief Executive Officer and Director	Nil	N/A
Steve W. Latham	47	Director	Redstone Capital, TSX	Director
Roger R. Matthews	62	Director	Tynda Forest Holdings Ltd Imara Holdings Ltd	Director – listing this year in AIM, London Director
H. Brian Cole	53	Director and C.F.O.	Nil	N/A
Jamie Lidstone	39	Director	Nil	N/A

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

Set out below is a summary of compensation paid during the Registrant’s most recently completed financial years to the Registrant’s Executive Officers:

Name And Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compen- sation ($)
		Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Awards		Payouts
					Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	Long Term Incentive Plan Payouts ($)
David Hallonquist	2009 2008 2007	Nil Nil Nil	Nil	Nil	87,500 Nil	Nil	Nil	Nil
Brian Cole	2009 2008 2007	$36,000 $32,500 $20,000	Nil	Nil	87,500 Nil	Nil	Nil	Nil

Options and Stock Appreciate Rights (SARs)

On April 17, 2009, the board of directors of the Registrant established a 2009 Restricted Stock/Option Plan to provide for the issuance of stock options to acquire an aggregate of up to 2,200,000 shares of its common stock.  On May 15, 2009, the Board of Directors of the Registrant granted 1,200,000 stock options.  These stock options have vested periods of 6 months over a two year period, with an exercise price of $0.40 per share and expires May 15, 2014.   As of December 31, 2009, 487,500 stock options were exercisable and 715,500 stock options were not exercisable. None of these stock options were exercised as of the year ended December 31, 2009.

Our stock option plan allows the board of directors to grant directors, officers, employees and consultants of the Registrant options to acquire shares of the company.  The purpose of the stock option plan are to attract, retain and motivate key members of our team to align incentives with the results realized by shareholders, and to provide competitive compensation arrangements that reward the creation of shareholder value over the long term.

The stock option plan provides that the options will expire no later than 5 years from the grant date and such option are not transferable or subject to assignment or lien for security purposes except to the Holder’s legal representative, his estate, a family corporation or personal holding corporation or in such other circumstance as the Board may approve in its sole discretion.   If the Option Holder’s employment or consultancy with the Registrant is terminated within the Option Period because of the Option Holder’s death or disability, the Option will remain exercisable, to the extent that it was vested and exercisable on the date of the Option Holder’s death or disability, for a period of one year after such date; provided, however, that in no event may the Option be exercised after the expiration of the Option Period.  If the Option Holder’s employment or consultancy with the Registrant is terminated within the Option Period, the option will be void for all purposes immediately upon notice of termination or resignation, then the option shall be exercisable, as to the vested portion only for a period of 30 days after such termination or resignation.

On May 15, 2009, 500,000 stock options were awarded to directors of the Registrant.  Each director received 100,000 stock options.  Of the 100,000 stock options, only 50,000 stock options were exercisable right away, while the remaining 50,000 stock options would be vested over 6 months periods for a year and a half, with an exercise price of $0.40 per share and expires May 15, 2014.   200,000 stock options were awarded to officers of the Registrant.  Each officer received 100,000 stock options. These stock options would be vested over 6 months periods for two years with an exercise price of $0.40 per share and expires May 15, 2014.  500,000 stock options were awarded to consultants of the Registrant.  These stock options would be vested over 6 months periods for two years with an exercise price of $0.40 per share and expires May 15, 2014.

On November 15, 2009, 62,500 stock options that were awarded to directors May 15, 2009 became exercisable and the remaining balance of 187,500 stock options were unexercisable as to the vested portion over the next periods; 50,000 stock options that were awarded to officers May 15, 2009 became exercisable and the remaining 150,000 stock options were unexercisable as to the vested portion over the next periods; and 125,000 stock options that were awarded to consultants May 15, 2009 also became exercisable and the remaining 375,000 stock options were unexercisable as to the vested portion over the next periods.

Subsequent to the year ended December 31, 2009, the Company granted 150,000 stock options to consultants of the Registrant with an exercise price of $0.51 per share and expires in 5 years.  The stock options are vested over 6 months period for two years.

The particulars of the stock option grants are set out in the following table as of December 31, 2009:

	Options			Exercise		Unexercised
	Granted	Date		Price	Vested	Options
	500,000	May 15, 2009	Directors	$0.40	312,500	187,500
	200,000	May 15, 2009	Officers	$0.40	50,000	150,000
	500,000	May 15, 2009	Consultants	$0.40	125,000	375,000
TOTAL	1,200,000				487,500	712,500

The particulars of unexercised options, stock that has not vested and equity incentive plan awards for our named executive officers and directors are set out in the following table:

	Options Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
David Hallonquist	87,500	112,500	Nil	$0.40	May 15, 2014	Nil	N/A	Nil	Nil
Brian Cole	87,500	112,500	Nil	$0.40	May 15, 2014	Nil	N/A	Nil	Nil
Jamie Lidstone	62,500	37,500	Nil	$0.40	May 15, 2014	Nil	N/A	Nil	Nil
Roger Matthews	62,500	37,500	Nil	$0.40	May 15, 2014	Nil	N/A	Nil	Nil
Steve Latham	62,500	37,500	Nil	$0.40	May 15, 2014	Nil	N/A	Nil	Nil
TOTAL	362,500	337,500

Compensation of Directors

The Registrant has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Registrant for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year.

None of the Registrant’s directors have received any manner of compensation for services provided in their capacity as directors during the Registrant’s most recently completed financial year except the awards of stock options.

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

D.

Employees

As of December 31, 2009, the Registrant had two part-time staff, its C.E.O., David Hallonquist and its C.F.O., Brian Cole.

E.

Share Ownership

The following table lists as of December 31, 2009, the share ownership of all of the Registrant’s directors and members of its administrative, supervisory and management bodies.  The Registrant has only one class of shares issued and outstanding being, common shares, without par value, and all of the common shares have the same voting rights.  The Registrant has 487,500 incentive stock options outstanding.  None of the persons named in the following table hold any warrants to purchase shares of the Registrant.

Name and Position	Number of Shares Held	Percentage of Shares Held (%) (1)
David Hallonquist (2)	2,931,500	24.35%
Steve W. Latham (3)	62,500	0.52%
Roger R. Matthews (4)	62,500	0.52%
H. Brian Cole (5)	337,500	2.80%
Jamie Lidstone (6)	292,500	2.43%

(1)

The percentage ownership positions are based on 11,550,000 shares outstanding plus 487,500 incentive stock options for a total of 12,037,500 as of December 31, 2009.

(2)

David Halloquist has 2,844,000 shares outstanding plus 87,500 stock options

(3)

Steve Latham has 62,500 stock options

(4)

Roger Matthews has 62,500 stock options

(5)

Brian Cole has 250,000 shares outstanding plus 87,500 stock options

(6)

Jamie Lidstone has 230,000 shares outstanding plus 62,500 stock options

Item 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

The Registrant is a privately owned Tortola, British Virgin Islands company, the shares of which are owned by Canadian residents, U.S. residents and residents of other countries.  As of December 31, 2009, the following parties had ownership of 5% or greater of the Registrant’s common shares, all of which have the same voting rights attached thereto as all other common shares of the Registrant (based on 11,550,000 shares outstanding plus 487,500 incentive stock option for a total of 12,037,500 in calculating the percentage held.)

Name	Number of Common Shares Held	Percentage of Common Shares Held
David Hallonquist (2)	2,931,500	24.35%
Chelten Ltd. (1)	7,298,000	60.63%

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

As of December 31, 2009, the Registrant had 38 shareholders of record holding 11,550,000 shares.  The number of record holders in the US – 7, portion of outstanding securities held in the US – 665,500 shares or approximately 5.76%.

Other than as disclosed above, the Registrant is not aware of any other company, any foreign government or any other person, jointly or severally, that directly or indirectly controls the Registrant.  The Registrant is not aware of any arrangements, the operation of which, may at a future date result in a change of control of the Registrant.

B.

Related Party Transactions

During the year ended December 31, 2009, the Company paid rent of $2,400 (2008: $2,400) for its office in Barbados to a company with a director in common.

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

FINANCIAL INFORMATION

A.

Financial Statements and Other Financial Information

Financial Statements filed as part of this registration statement:

Financial Statements of Play LA, Inc. for the years ended December 31, 2009 and 2008

Auditor’s Report of Jewett Schwartz Wolfe and Associates dated March 10, 2010

Balance Sheets as at December 31, 2009 and 2008

Statements of Operations for the years ended December 31, 2009, 2008 and 2007

Statement of Stockholders’ Equity from inception to December 31, 2009

Statements of Cash Flows for the years ended December 31, 2009 and 2008

Notes to the Financial Statements

B.

Significant Changes

Since the date of the audited financial statements for the period ended December 31, 2009, there have been no significant changes in the Registrant’s operations.

Please refer to Item 4 for a discussion of the Company’s acquisition of the two internet information portal sites.

Item 9.

THE OFFER AND LISTING

A.

Offer and Listing Details

The Registrant was listed December 18, 2008.  The Registrant’s common stock is traded in the Over-the-Counter Bulletin Board market under the ticker symbol, “PLLAF”.

The following table sets forth for each quarter, the high and low bid prices per share of the Registrant’s common stock:

Quarter Ended

High

Low

March 31, 2009

0.40

0.25

Jun 30, 2009

0.40

0.40

Sep 30, 2009

0.42

0.31

Dec 31, 2009

0.51

0.40

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

Not applicable

B.

Memorandum and Articles of Association

Previously filed with the Securities and Exchange Commission on the Registrant’s form 20-F dated July 22, 2008.

C.

Material Contracts

On April 15, 2010, the Registrant entered into a consulting agreement with Thorsten Koster to provide financial advice, and investor and public relations strategies.  The term of the agreement is for a period of one year or until terminated by the sole discretion of the Registrant.  The Registrant agreed to pay Mr. Koster in four phases as follows:

Phase 1

62,500 common shares

Phase 2

62,500 common shares and EUR 50,000

Phase 3

62,500 common shares

Phase 4

62,500 common shares

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

Interest Rate Sensitivity

As of December 31, 2009, the Registrant has two promissory notes requiring interest payments.  The Registrant has not entered into any agreement or purchased any instrument to hedge against possible interest rate risks at this time.

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

Report of the Registrant on Internal Control Over Financial Reporting: The Registrant's Board of Directors and management are responsible for establishing and maintaining adequate internal control over financial reporting. The Registrant’s internal control system was designed to provide reasonable assurance to management and Board of Directors regarding the reliability of financial reporting and the preparation and fair presentation of its published financial statements.

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

Management assessed the effectiveness of the Registrant's internal control over financial reporting as of December 31, 2008. In making this assessment, it used the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the Registrant’s assessment, management has concluded that as of December 31, 2009, the Registrant's internal control over financial reporting is effective based on those criteria.

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

Item 16B.

CODE OF ETHICS

The Registrant has not adopted a formal written Code of Business Conduct.  Management is considering various draft codes of business conduct and expects that one will be adopted by the Registrant during its fiscal year ended December 31, 2010.

Item 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The Registrant’s audit fee for the year ended 2009 was $12,000 and for the year ended 2008 was $11,500.

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

Index to Financial Statements

Financial Statements of Play LA, Inc. for the years ended December 31, 2009 and 2008

Auditor’s Report of Jewett Schwartz Wolfe and Associated dated March 10, 2009

Balance Sheets as at December 31, 2009 and 2008

Statements of Operations for the years ended December 31, 2009, 2008 and 2007

Statement of Stockholders’ Equity from inception to December 31, 2009

Statements of Cash Flows for the years ended December 31, 2009 and 2008

Note to Financial Statements

PLAY  LA  INC.

FINANCIAL STATEMENTS

December 31, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Play LA, Inc.

We have audited the accompanying balance sheets of Play LA, Inc. as of December 31, 2009 and December 31, 2008 and the related statements of operations, changes in shareholders' equity, and cash flows for the years then ended.  These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Play LA, Inc. as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements referred to above have been prepared assuming that the Company will continue as a going concern.  As discussed in note 2 to the financial statements, the continuance of the Company is dependent on its future profitability and the ongoing support of its stockholders, affiliates and creditors.  Management’s plans as to these matters are also described in Note 2.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ JEWETT, SCHWARTZ, WOLFE & ASSOCIATES

Hollywood, Florida

March 24, 2010

PLAY LA, INC.

Balance Sheets

December 31, 2009 and 2008

		December 31,
ASSETS	2009		2008

Current assets
Cash and cash equivalents	$68,591		$73,674
Accounts receivable	44,328		52,404
Prepaid expenses	8		-
Total current assets	112,927		126,078

Goodwill	156,912		156,912
Other intangible assets, net	60,713		98,624
	217,625		255,536

TOTAL ASSETS	$330,552		$381,614

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Accounts payable & accrued liabilities	$56,511		$54,819
Notes payable - related party	296,960		-

Total liabilities	353,471		54,819

STOCKHOLDERS' EQUITY
Common stock, no par value, 50,000,000 shares authorized,
11,550,000 and 11,520,000 issued and outstanding, respectively	1,217,207		1,181,150
Accumulated deficit	(1,240,126)		(854,355)
	(22,919)		326,795

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$330,552		$381,614

The accompanying notes are an integral part of these financial statement

PLAY LA, INC.

Statements of Operations

For the years Ended December 31, 2009, 2008 and 2007

	2009	2008	2007

REVENUE
Sales	$521,418	$543,696	$208,606
Cost of sales	(656,122)	(635,457)	-

Gross Profit	(134,704)	(91,761)	208,606

EXPENSES
Amortization	39,709	84,067	59,104
Editorial fees	-	-	43,546
Interest on loans	18,137	-	-
Management fees	36,000	35,500	-
Professional fees	28,868	82,387	370,148
General and administration fees	123,819	85,958	129,325
	246,533	287,912	602,123

Income/(loss) before other items	(381,237)	(379,673)	(393,517)

Other Items:
Foreign exchange gain/(loss)	(4,604)	(22,302)	-
Interest income	70	2,669	11,971

Net loss	$(385,771)	$(399,306)	$(381,546)

Basic and diluted loss per share	$(0.03)	$(0.03)	$(0.03)

Weighted average number of shares outstanding	11,527,534	11,761,803	11,438,384

The accompanying notes are an integral part of these financial statement

PLAY LA, INC.

Statements of Cash Flows

For the Years Ended December 31, 2009 and 2008

	2009	2008

Cash flows from operating activities
Net loss	$(385,771)	$(399,306)
Adjustments to reconcile net cash flows from
operating activities
Amortization	39,709	84,067
Shares issued for services	9,750	-
Stock options expense	26,307
Changes in operating assets and liabilities
Accounts receivable	8,076	552
Prepaid expenses	(8)	5,423
Other assets	-	438
Accounts payable	1,693	7,059
Net cash flows used in operating activities	(300,244)	(301,767)

Cash flows from investing activities
Addition to intangible assets	(1,799)	(6,426)
Net cash flows used in investing activities	(1,799)	(6,426)

Cash flows from financing activities
Cancellation of common stock	-	(5,000)
Proceeds from notes payable	296,960	-
Net cash flows used in financing activities	296,960	(5,000)

Net change in cash	(5,083)	(313,193)

Cash and cash equivalents, beginning of period	73,674	386,867

Cash and cash equivalents, end of period	$68,591	$73,674

Supplemental disclosure of non-cash items:
Shares issued for services	$9,750	$-

The accompanying notes are an integral part of these financial statement

PLAY LA, INC.

Statements of Stockholder’s Equity

For the Years Ended December 31, 2009, 2008, 2007 and 2006

				Accumulated
	Common Stock		Accumulated	Comprehensive
	Shares	Amount	Deficit	Loss	Total

Balance, December 31, 2005	6,070,000	$ 103,000	$ (28,241)	$ -	$ 74,759

Common Stock issued	3,940,000	59,650			59,650
Net loss for the period			(45,262)		(45,262)
Balance, December 31, 2006	10,010,000	$ 162,650	$ (73,503)	$ -	$ 89,147

Common stock issued at $0.10	260,000	26,000			26,000
Common stock issued at $0.01	1,000,000	10,000			10,000
Common stock issued at $0.50	2,000,000	1,000,000			1,000,000
Re-purchase of common stock at $0.01	(1,000,000)	(10,000)			(10,000)
Common stock cancelled at $0.01	(250,000)	(2,500)			(2,500)
Foreign currency translation adjustment				(2,089)	(2,089)
Net loss for the period			(379,457)		(379,457)
Balance, December 31, 2007	12,020,000	$ 1,186,150	$ (452,960)	$ (2,089)	$ 731,101

Common stock cancelled at $0.01	(500,000)	(5,000)			(5,000)
Foreign currency translation adjustment				(22,302)	(22,302)
Net loss for the period			(377,004)		(377,004)
Balance, December 31, 2008	11,520,000	$ 1,181,150	$ (829,964)	$ (24,391)	$ 326,795

Foreign currency translation adjustment				(4,604)	(4,604)
Stock Based Compensation		26,307			26,307
Common stock issued for services at $0.325	30,000	9,750			9,750
Net loss for the period			(381,167)		(381,167)
Balance, December 31, 2009	11,550,000	$ 1,217,207	$ (1,211,131)	$ (28,995)	$ (22,919)

The accompanying notes are an integral part of these financial statement

PLAY LA, INC.

Notes to the Financial Statements

December 31, 2009

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

The Company has incurred losses from operations and has an accumulated deficit of $1,240,126 from inception (September 27, 2005) to December 31, 2009. The Company's ability to continue as a going concern is in substantial doubt and is dependent upon obtaining additional financing and/or achieving a sustainable profitable level of operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

(d) Accounts receivable and allowance for doubtful accounts

Accounts receivable are recorded net of allowances for doubtful accounts and reserves for returns. In the normal course of business, the Company extends credit to customers that satisfy predefined credit criteria. The Company is required to estimate the collectability of its receivables. Allowances for doubtful accounts are established through the evaluation of accounts receivable agings and prior collection experience to estimate the ultimate realization of these receivables. At December 31, 2009, management determined that no allowance was necessary.

(e) Intangible Assets

Intangible assets with indefinite lives are not amortized but rather are tested at least annually for impairment. Intangible assets with definite lives are amortized over their estimated useful life as follows:

Source code	2 years
URL	10 years
Web-site contents	5 years
Subscribers list	1 year
Client accounts	2 years
Trade name	2 years

(f) Goodwill

Goodwill arose upon the acquisition of the two websites in May 2007 and represents the excess of costs of acquisition over the fair value of the identifiable assets acquired. The company’s policy is to review the carrying value of goodwill on at least an annual basis and between annual tests if indicators of potential impairment exist and record any impairment at that time. At December 31, 2009 and 2008, management has determined that goodwill is not impaired.

(g) Long-Lived Assets Impairment

Long-term assets of the Company are reviewed when changes in circumstances suggest their carrying value has become impaired, pursuant to guidance established Accounting Standard Update (“ASU”) 360, “Accounting for the Impairment or Disposal of Long-Lived Assets”. Management considers assets to be impaired if the carrying value exceeds the future projected cash flows from related operations (undiscounted and without interest charges). If impairment is deemed to exist, the assets will be written down to fair value. As of December 31, 2009 and 2008, there were no such assets.

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

The Company accounts for certain assets and liabilities at fair value. The hierarchy below lists three levels of fair value based on the extent to which inputs used in measuring fair value are observable in the market. We categorize each of our fair value measurements in one of these three levels based on the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

•

Level 1—inputs are based upon unadjusted quoted prices for identical instruments traded in active markets. As of December 31, 2009, the Company did not have any level 1 inputs.

•

Level 2—inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques (e.g. the Black-Scholes model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs including interest rate curves, foreign exchange rates, and forward and spot prices for currencies and commodities. Our Level 2 instruments consists options issued for services.

•

Level 3—inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models. As of December 31, 2009, the company did not have any level inputs.

(i) Comprehensive Income

The Company has adopted ASU 220 “Reporting Comprehensive Income”, which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. The Company is disclosing this information on its Statement of Stockholders' Equity. Comprehensive income comprises equity except those resulting from investments by owners and distributions to owners.

For the years ended December 31, 2009, 2008, and 2007, there are no reconciling items between the net loss presented in the statements of operations and comprehensive loss as defined by ASU 220.

(j) Income Taxes

The company is registered in the British Virgin Islands and will not be conducting business in the United States.  It is therefore not subject to or liable for any United States income taxes. Currently there is no income tax in the British Virgin Islands.

(k) Revenue Recognition

The Company’s revenues for the year ended December 31, 2009 consisted of revenues from advertisement services. The company currently utilizes three types of advertising methods to generate revenue as follows: 1) flat rate paid advertising campaigns; 2) paid Sponsorship campaigns; and 3) Pay per Real Money player ( performance based) campaigns. The company enters into short term paid and sponsorship advertising contracts, for periods of one to three months.  The company collects the payments for flat rate and sponsorship campaigns in advance of running the campaigns and revenue is recognized ratably over the campaign period.  The Company collects the payments for Real Money player campaigns within 30 days after each month-end results.  Revenue is recognized for Real Money player campaigns when a contract has been signed, the fee is fixed and determinable, delivery of the service has occurred, and the collection is probable.

(l) Research and Development Costs

Research and development costs are expensed as incurred.

(m) Advertising Expenses

The Company expenses advertising costs as incurred. The Company incurred no advertising expenses as of December 31, 2009, 2008, or 2007.

(n) Net Loss per Share

Basic net loss per share (“EPS”) is based on the weighted average number of common shares outstanding and diluted EPS is based on the weighted average number of common shares outstanding and dilutive common stock equivalents. Basic EPS is computed by dividing net loss (numerator) applicable to common stockholders by the weighted average number of common shares outstanding (denominator) for the period. All EPS presented in the financial statements are basic EPS as defined by ASU 260, "Earnings Per Share". There are no potentially dilutive securities outstanding. All per share and per share information are adjusted retroactively to reflect stock splits and changes in par value.

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

(r)  Stock Based Compensation

The Company follows the guideline under ASC Topic 718 Compensation-Stock Compensation for all stock based compensation plans, including employee stock options, restricted stock, employee stock purchase plans and stock appreciation rights. Stock compensation expenses are to be recorded using the fair value method.

(s) New Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (FASB) issued its final Statement of Financial Accounting Standards (SFAS) No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles a Replacement of FASB Statement No. 162”. SFAS No. 168 made the FASB Accounting Standards Codification (the Codification) the single source of U.S. GAAP used by nongovernmental entities in the preparation of financial statements, except for rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws, which are sources of authoritative accounting guidance for SEC registrants. The Codification is meant to simplify user access to all authoritative accounting guidance by reorganizing U.S. GAAP pronouncements into roughly 90 accounting topics within a consistent structure; its purpose is not to create new accounting and reporting guidance. The Codification supersedes all existing non-SEC accounting and reporting standards and was effective for the Company beginning July 1, 2009. Following SFAS No. 168, the Board will not issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts; instead, it will issue Accounting Standards Updates (ASU). The FASB will not consider ASUs as authoritative in their own right; these updates will serve only to update the Codification, provide background information about the guidance, and provide the bases for conclusions on the change(s) in the Codification.

In August 2009, the FASB issued ASU 2009-05 which includes amendments to Subtopic 820-10, “Fair Value Measurements and Disclosures—Overall”. The update provides clarification that in circumstances, in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the techniques provided for in this update. The amendments in this ASU clarify that a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability and also clarifies  that both a quoted price in an active market for the identical liability at the measurement date and the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. The guidance provided in this ASU is effective for the first reporting period, including interim periods, beginning after issuance.  The adoption of this standard did not have a material impact on the Company’s financial position and results of operations.

In September 2009, the FASB has published ASU No. 2009-12, “Fair Value Measurements and Disclosures (Topic 820) - Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)”. This ASU amends Subtopic 820-10, “Fair Value Measurements and Disclosures – Overall”, to permit a reporting entity to measure the fair value of certain investments on the basis of the net asset value per share of the investment (or its equivalent). This ASU also requires new disclosures, by major category of investments including the attributes of investments within the scope of this amendment to the Codification. The guidance in this Update is effective for interim and annual periods ending after December 15, 2009. Early application is permitted.   The adoption of this standard did not have an  impact on the Company’s financial position and results of operations.

Note 5 – Intangible Assets

Intangible assets consist of the following:

	December 31, 2009
	Cost	Amortization	Net

Source code	$ 19,615	$ 19,615	$ -
URL	31,762	7,662	24,100
Web-site content	78,456	41,843	36,613
Subscribers list	7,846	7,846	-
Client accounts	98,070	98,070	-
Trade name	7,846	7,846	-
	$ 243,595	$ 182,881	$ 60,713

Goodwill	156,912	-	156,912
	$ 400,506	$ 182,881	$ 217,625

	December 31, 2008
	Cost	Amortization	Net

Source code	$ 19,615	$ 16,345	$ 3,270
URL	29,964	4,565	25,398

Web-site content	78,456	26,152	52,304
Subscribers list	7,846	7,846	-
Client accounts	98,070	81,725	16,345
Trade name	7,846	6,538	1,308
	$ 241,796	$ 143,171	$ 98,624

Goodwill	156,912	-	156,912
	$ 398,708	$ 143,171	$ 255,536

The estimated amortization expense is as follows for each of the years ending December 31:

2009 - $39,709

2010 - $18,687

2011 - $18,687

2012 - $  8,407

2013 - $  3,176

2014 - $  3,176

2015 - $  3,176

2016 - $  3,176

2017 - $  1,678

Note 6 - Common Stock

During the year ended December 31, 2008, the Company cancelled 500,000 of its common shares at $0.01 per share for $5,000, which had been initially issued at $0.01 per share.  During the year ended December 31, 2007, the Company repurchased and cancelled 1,250,000 of its common shares at $0.01 per share for $12,500, which had been initially issued at $0.01 per share, including 700,000 shares repurchased from two directors of the Company. The company also issued 1,000,000 common shares at $0.01 per share for $10,000, including 250,000 shares subscribed by a director, 260,000 common shares at $0.10 each for $26,000, including 140,000 shares subscribed by a director, and 2,000,000 common shares at $0.50 each for $1,000,000.  During the year ended December 31, 2009, the Company issued 30,000 common shares for services.

Note 7 - Related Party Transactions

During the twelve months ended December 31, 2009 and 2008, the Company paid rent of $2,400 and $2,400, respectively, for its office in Barbados to a company with a director in common.

All related party transactions are recorded at the exchange amount established and agreed to between related parties and are in the normal course of business.

Play LA Inc. and On a Roll Media Inc. are related parties.  The two companies do not share common officers or directors nor do they hold shares of the other.  However, Play LA is the primary client of On a Roll Media to an extent that Play LA significantly influences the operations of On a Roll Media preventing it from pursuing its own separate interests.  In February 2007, Play LA entered into a services agreement with On A Roll Media Inc. to have On A Roll Media to supply website development, maintenance, content, translation, marketing and technical support services for Play LA Inc.  As of December 31, 2009, the Company owed On A Roll Media $16,600. The initial On A Roll Media services agreement terminated on January 31, 2008, but has been renewed by a renewal agreement dated February 18, 2008.  Pursuant to the terms of the renewal agreement, On A Roll will also receive a monthly fee of $1,500 in addition to the hourly and commission fees under the original agreement.  The renewal agreement has been extended to February 14, 2012, unless terminated earlier by mutual agreement of the parties. During the years ended December 31, 2009, 2008, and 2007, Play LA Inc. paid On A Roll Media Inc. $578,585 for these services. These costs are included in Play LA's December 31, 2009 financial statements as follows:

	December 31,	December 31,	December 31,
	2009	2008	2007

Editorial	$127,480	$61,700	$41,100
Development	43,900	29,310	-
Professional fees	370,430	403,848	237,800
General & Administrative fees	36,775	126,350	55,073

	$578,585	$621,218	$333,973

Note 8 – Promissory Note Payable

The Company entered into a $96,000 promissory note with one of its shareholders.  The note is unsecured, bearing an interest rate of 10% per annum and due on demand.  The Company entered into another $200,000 promissory note with its shareholders.  This note is unsecured, bearing an interest rate of 7% per annum and due on demand.  Both of the notes has an option for the holder to convert all or part of the principal and accrued interest thereon into common stock of the Company at $0.25 per share.

Note 9 -  Stock Options

On May 15, 2009, the Board of Directors of the Company granted an aggregate of 1,200,000 stock options to directors, officers and consultants.  The underlying stock options are exercisable at $0.40 per share and shall expire the earlier of May 15, 2014 or on the Optionee’s termination date with the Company plus 30 days, as to the vested portion only on the date of termination.

The stock options granted to the directors become exercisable on the following basis:

Date

Amount

May 15, 2009

50% of the granted amount

November 15, 2009

12.5% of the granted amount

May 15, 2010

12.5% of the granted amount

November 15, 2010

12.5% of the granted amount

May 15, 2010

12.5% of the granted amount

The stock options granted to the officers and consultants become exercisable on the following basis:

Date

Amount

November 15, 2009

25% of the granted amount

May 15, 2010

25% of the granted amount

November 15, 2010

25% of the granted amount

May 15, 2011

25% of the granted amount

The following table summarizes the continuity of the Company’s stock options:

Exercise Price	Number Outstanding at December 31, 2009	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Vested at December 31, 2009	Weighted Average Exercise Price

$0.40	1,200,000	4.34	$0.40	487,500	$0.40

The fair value of the stock options granted was determined using the Black-Scholes option value model with the following assumptions:

2009

Expected dividend yield	0.0%
Risk-free interest rate	2.01%
Expected volatility	44.2%
Expected option life (in years)	5 yrs

Expected volatility was based on the Company’s historical share price.

The company recognized $ 26,306 in compensation expense associated with the stock options as of December 31, 2009.

Note 10 – Loss Per Share

Basic earnings per share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflects the potential dilution that could occur if stock options and other commitments to issue common stock were exercised or equity awards vest resulting in the issuance of common stock or conversion of notes into shares of the Company’s common stock that could increase the number of shares outstanding and lower the earnings per share of the Company’s common stock.  This calculation is not done for periods in a loss position as this would be anti-dilutive.  As of December 31, 2009, there were 1,200,000 stock options or stock awards that would have been included in the computation of diluted earnings per share that could potentially dilute basic earnings per share in the future.  The information related to basic and diluted earnings per share is as follows:

December 31,
	2009	2008
Numerator:
Continuing operations:
Income (loss) from continuing operations	($ 385,769)	($ 399,306)
Effect of dilutive convertible debt	--	--
Total	$ 385,769	$ 399,306

Discontinued operations
Loss from discontinued operations	--	--

Net income (loss)	($ 385,769)	($ 385,769)

Denominator:
Weighted average number of shares outstanding – basic and diluted	11,527,534	11,761,803

EPS:
Basic:
Continuing operations	($ 0.03)	($ 0.03)
Discontinued operations	0.00	0.00
Net income/(loss)	($ 0.03)	($ 0.03)

Diluted
Continuing operations	$ 0.03	$ 0.03
Discontinued operations	0.00	0.00
Net income/(loss)	($ 0.03)	($ 0.03)

Note 11 – Non-Cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statement of cash flows.

The Company issued 30,000 common shares for payment of consulting services totaling $9,750.

Note 12 – Subsequent Events

Subsequent to the year ended December 31, 2009, on January 18, 2010 the Company entered into an agreement for an asset purchase including the websites, all content and the domain for a stock payment valued at $30,000. The Company issued 58,824 common shares pursuant to the agreement.

On February 24, 2010 the Company entered into an agreement for an asset purchase including the website, all content, the domain and subscriber’s list of approximately 40,000 members for a cash payment of GBP 60,000 to be paid by three equal installments of GBP 20,000 at 30 days, 60 days and 90 days from the closing date.  The agreement also provides for a stock payment valued at GBP 45,000. The Company issued 139,412 common shares pursuant to the agreement.

Subsequent events were evaluated as of the date of the audit report, March 26, 2010.

Item 18.

FINANCIAL STATEMENTS

The Registrant has elected to report under Item 17.

Item 19.

EXHIBITS

Copies of the following documents are filed with this Form 20-F as exhibits:

Index of Exhibits

1.1

Articles of Association filed on Form 20-F March 27, 2007

4.1

Agreement with On A Roll Media Inc. dated February 1, 2007 filed on Form 20-F August 24, 2007

4.2

Agreement with Glen Etive Capital dated May 1, 2007 filed on Form 20-F August 24, 2007

4.3

Agreement with Glen Etive Capital dated January 11, 2008 filed on Form 20-F May 21, 2008

4.4

Agreement with On A Roll Media Inc. dated February 18, 2008 file on Form 20-F July 1, 2008

4.5

Play LA 2009 Restricted Stock/Option Plan dated April 27, 2009 file on Form S-8 April 28, 2009

4.6

Agreement with On A Roll Media Inc. dated February 15, 2010*

4.7

Agreement with Thorsten Koster dated April 15, 2010*

10.1

Purchase Agreement with Paul Sandells dated January 18, 2010 filed on Form 6K January 18, 2010

10.4

Purchase Agreement with Chongster Ltd. Dated February 24, 2010 filed on Form 6K February 24, 2010

12.1

Section 302 Certification of CEO*

12.2

Section 302 Certification of CFO*

13.1

Section 906 Certification of CEO*

13.2

Section 906 Certification of CFO*

15.1

Consent from Auditors*

*Filed herewith

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PLAY LA INC.

Dated:

April 19, 2010

Per:

/s/ David Hallonquist

David Hallonquist,

President and Chief Executive Officer

Per:

/s/ Brian Cole

Brian Cole,

Chief Financial Officer

Footnotes

1 http://www.brandrepublic.com/bulletins/br/article/598032/barred-us-set-blossom-uk

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

8 http://www.onlinecasinoconditions.com/betting-news/june05/adsystem.html, June 2005.

9 http://www.dailymail.co.uk/pages/live/articles/news/news.html?in_article_id=413323&in_page_id=1770, October 29, 2006.

10 http://www.nielsen-netratings.com/pr/pr_050414_uk.pdf, April 14, 2005.

11 http://www.galagroup.co.uk/AboutGala_341.htm, Dec 2005

12 http://www.parlaygroup.com/pdf/media/2006/feb/IGN.pdf, April 2006.

13 http://ec.europa.eu/internal_market/services/gambling_en.htm