Form 20-F
PLAY LA INC.
filed 2011-07-14
CIK 1378553

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[ ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

[x]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the Fiscal Period Ended December 31, 2010

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

Number of outstanding shares of each of the Registrant’s classes of capital or common stock as of July 12, 2011:  11,939,412 Common Shares Without Par Value

Indicate by check mark whether the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

[ ] Yes  [x] No

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

[ ] Yes  [x] No

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

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

[x]Yes  [ ] No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

[x] Yes  [ ] No

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer

❒ Accelerated filer ❒

Non-accelerated filer [x]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [x]

International Financial Reporting Standards as issued

Other [ ]

   By the International Accounting Standards Board [ ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

[ ] Item 17 [ ] Item 18

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

[ ] Yes  [x] No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the Registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by court.

[ ] Yes  [ ]No

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

The current auditor for the Registrant is RBSM LLP Accountants & Advisors for our December 31, 2010 year end.  RBSM LLP is located at 5 West 37th Street, 9th Floor, New York, NY 10018.  On March 15, 2011, Jewett Schwartz Wolfe and Associates advised the Registrant that its audit practice was acquired by RBSM LLP. At such time, we engaged RBSM LLP as our auditors.  Jewett Schwartz Wolfe and Associates have audited the Registrant’s December 31, 2008 and 2009 year end. Their office is located at 200 South Park, Suite 150, Hollywood, Florida, 33021 USA.

Item 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

Item 3.

KEY INFORMATION

A.

Selected Financial Data

The Registrant was incorporated as Argosy Enterprises Limited in Tortola, British Virgin Islands on September 27, 2005.  The Registrant changed its name to Play LA Inc. on October 20, 2005.  The Registrant has selected a December 31 year end.  The financial periods reported in this annual return are the periods from January 1, 2006 to December 31, 2006 (audited), January 1, 2007 to December 31, 2007 (audited), January 1, 2008 to December 31, 2008 (audited),  January 1, 2009 to December 31, 2009 (audited), and January 1, 2010 to December 31, 2010 (audited).

The selected financial data which is provided under this item is for the periods from inception on January 1, 2006 to December 31, 2006 (audited), January 1, 2007 to December 31, 2007 (audited), January 1, 2008 to December 31, 2008 (audited), January 1, 2009 to December 31, 2009 (audited), and January 1, 2010 to December 31, 2010 (audited).  This information should be read in conjunction with the Registrant’s financial statements and notes thereto.  The selected financial data provided below are not necessarily indicative of the future results of operations or financial performance of the Registrant.  The Registrant has not paid any dividends on its common shares and it does not expect to pay dividends in the foreseeable future.

The financial statements of the Registrant for the period from January 1, 2006 to December 31, 2006 and January 1, 2007 to December 31, 2007 have been audited by Peterson Sullivan PLLC, independent registered public accountants.  The financial statements for the period from January 1, 2008 to December 31, 2008, and January 1, 2009 to December 31, 2009, have been audited by Jewett Schwartz Wolfe and Associates, independent registered public accountants. The financial statements for the period from January 1, 2010 to January 31, 2010 have been audited by RBSM LLP, independent registered public accountants. They are maintained in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States.

	Period from	Period from	Period from	Period from	Period from
	Jan 1, 2006 to	Jan 1, 2007 to	Jan 1, 2008 to	Jan 1, 2009 to	Jan 1, 2010 to
	Dec 31, 2006	Dec 31, 2007	Dec 31, 2008	Dec 31, 2009	Dec 31, 2010

Amounts in Accordance with US GAAP (presented in U.S. dollars):
Total Assets	$100,063	$778,861	$381,614	$330,552	$461,048
Net working capital	$89,147	$397,487	$71,259	(240,544)	(760,901)
Share capital	$162,650	$1,186,150	$1,181,150	$1,217,207	$1,841,396
Shareholders’ Equity	$89,147	$731,101	$326,795	$(22,919)	$(497,242)
Loss (from operations)	$45,262	$381,546	$399,306	$363,030	$663,705
Loss per share (basic and diluted)	$ -	$0.03	$0.03	$0.06	$0.09
Weighted average number of	9,549,575	11,438,384	11,761,803	11,527,534	11,886,718
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

The Company’s primary operating assets are websites and the goodwill associated with the websites, and accordingly the underlying liquidating  value available to shareholders in the event of a bankruptcy or winding up may be substantially less than the reported book value.

In the event of a bankruptcy or winding up of our Company, the underlying value which could be realized by a third party sale of the websites could vary substantially from the reported book value of the assets, thereby reducing the funds that would be available to shareholders to offset the cost of their investment in the Company’s shares.

The Company’s independent auditors report expresses doubt about our Company’s ability to continue as a going concern, which highlights the likelihood that our business could fail and shareholders will lose their entire investment.

The report of our independent auditors on our financial statements for the year ended December 31, 2010 contained an explanatory paragraph indicating there is doubt about our ability to continue as a going concern.  This highlights the vulnerability for failure of early growth stage companies such as ours and stresses the likelihood that shareholders in our Company could lose their entire investment.

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

Our Company has limited history as an internet advertising company.  This lack of experience may result in poor business decisions, failure of our business and a loss of investors’ entire investment.

Our Company is growing our operations in an emerging and rapidly evolving market.   With limited experience to draw on in internet advertising, management of the Company may make poor decisions or misjudge demand for the Company’s proposed services.  This lack of experience jeopardizes our Company’s chances for success and creates a substantial risk of our shareholders losing their entire investment.

We rely on a small number of key personnel, their departure may cause our Company to fail and result in the loss of your investment.

Our Company is highly dependent on the services of Mr. Hallonquist and Mr. Cole.  Mr. Hallonquist, in particular, is the driving force behind implementation of our plan of operation.  The loss of Mr. Hallonquist or Mr. Cole’s services for whatever reason could result in the Company ceasing operations and the loss of shareholders’ investment.

We rely on generating website traffic from the major search engines, such as Google, Bing, and Yahoo, and any changes to the way the search engines index, and display search results could negatively affect our business resulting in a loss of your investment

Our websites receive visitor traffic in large part due to ranking in search engines for keywords and articles that we publish. Any change to the treatment of our content by the search engines would seriously affect our traffic, thereby affecting our advertising revenues, which could result in the Company ceasing operations and shareholders losing their investment.

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

Risks related to Internet advertising acquisition strategy

Our internet advertising acquisition strategy is unproven, our failure to acquire other established internet advertising businesses could cause our company to fail and you would lose your entire investment.

Our business plan assumes continued growth of internet advertising, if this growth is not achieved, our business will fail and you will lose your entire investment.

Management anticipates substantially all of the Company’s revenue will be derived from Internet advertising.  However, the market for Internet advertising may decrease in the future for a number of reasons, including the following:

-

the rate at which Internet users take action in response to an ad may decrease;

-

the popularity of the Internet as an advertising medium could decrease;

-

Internet users may install existing or to-be-developed software programs that allow them to prevent ads from appearing on their screens;

-

advertisers may prefer an alternative Internet advertising format, product or service which the Company might not offer; and

-

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

Economic conditions could adversely affect our prospects and our results of operations

Our business may be affected by the general global economic recession and other market or economic challenges experienced by the U.S. and world markets. Uncertainty about the current global economic conditions poses a risk as consumers and businesses may postpone spending in response to tighter credit, negative financial news and/or declines in income or asset values, which could have a material negative effect on the demand for our products and services. While the igaming industry has been relatively stable, the growth rate slowed during 2009 and we cannot predict whether the industry growth rate will continue to decline.

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

Since its incorporation, the Registrant has not undergone any material reclassification, merger or consolidation, and has no subsidiaries.  The Registrant has not completed any dispositions of material assets as well it has not undergone a material change in the types of products or services it renders, during this current financial period.  The Registrant has not been the subject of any bankruptcy, receivership or similar proceedings.

The Registrant commenced operations in May 2007, after the acquisition of two websites, and has continued operations through the current period. The acquisition costs of the two websites were $392,280 (£190,000).  At the beginning of 2010, the Registrant acquired two additional websites.  The acquisition costs of the additional two websites were $285,780. During the current financial period, the Registrant has not made any principal capital expenditures or divestitures.  The Registrant has not received nor made any public takeover offers.

On April 16, 2011, the Registrant entered into a General Security Agreement with a lender to the Company.  The agreement was registered on May 23, 2011 in favor of the lender to provide security for the outstanding loans made to the Company by the lender. The total aggregate principal amount of the loans was $646,960.   New terms for the loans were established. Currently, the Registrant is repaying the outstanding loans with a minimum monthly amount of $10,000.

B.

Business Overview

Company Overview

Play LA Inc. (the “Registrant”) is a Tortola, British Virgin Island holding company which was formed in 2005.  The principal business of the Registrant is to identify, acquire and grow businesses and assets relating to online content publishing and internet advertising solutions for online gaming operators.  Specifically, the Registrant’s  strategy will focus primarily on the United Kingdom (“UK”) and Western European markets to create a comprehensive, customized, and responsive advertising network of websites to service the advertising and promotional needs of online gaming operations.  The Registrant plans to acquire or develop websites that target countries where online gaming is regulated. The Registrant’s first two acquired websites focus on the UK market. The Registrant subsequently developed eight more websites which target Spain, Italy, Germany and Sweden.  During 2010, the Registrant acquired two additional websites to expand its market, targeting audiences in the UK, as well as in Romania, Denmark, Norway and France.

Established online gaming operators maintain large advertising budgets.  The online gaming market is competitive and the Registrant believes there is a niche for a larger, multi-national and multi-lingual advertising company which can deliver results to a targeted demographic group.  The Registrant intends to capture this market opportunity by focusing on the following high level strategies:

-

Providing relevant, appealing, localized and up-to-date news in the sports and poker industry which appeals to gaming enthusiasts in each of the Registrant’s target markets.  Such content will draw interest to the Registrant’s sites and in turn drive traffic and incremental revenues to advertisers.

-

The Registrant’s sales activities will aggressively target established online and land based gaming operators, as well as other international Brands wishing to reach the same demographics as the Registrant’s audience, with the aim to establish the Registrant’s position as an internet-based, value-added advertising solutions provider.

-

Continuing to invest in advertising technology and technology platforms which are robust and scalable.

-

Partnering with online affiliate marketing networks to maximize delivery of new customers to advertisers

-

Implementing a sophisticated customer relationship management (“CRM”) application to track the most popular content, player preferences, demographic information and other valuable information that will allow the Registrant to provide completely tailored advertising programs for its customers.

-

Centralizing key administrative processes, such as data collection, accounting, site maintenance, etc. to capture the economies of scale derived from the Registrant’s acquisition strategy.

Corporate Mission

The Registrant’s mission is to be the premier network advertising and promotional company for the online gaming sector.  To do so, the Registrant’s management is committed to: (1) establish a portfolio of advertising and digital content delivery assets focused on serving the growing online gaming and entertainment markets; (2) design and offer tailored advertising programs customized for the unique requirements of gaming and entertainment companies in the UK and Western Europe; and (3) centralize administrative, development and content creation efforts by outsourcing services to specialized third parties.

As with the development of any business, our long term and medium term objectives are subject to the successful completion of our short term objectives.  Failure to execute our short term objectives will require us to revise our medium and long term objectives or to revise our business plan.  Our short term, medium term and longer term objectives are goals. They are not necessarily bench marks which have been achieved.  All of our objectives are susceptible to the risk factors which are summarized on pages 7 to 11 of this registration statement.

Short-Term Objectives

The Registrant’s key objectives in the short-term are to update the existing websites with interactive features to build user loyalty, develop improvements to increase conversions, and expand the content, syndication and marketing strategies to increase website traffic. In particular, the Registrant is targeting the following critical strategic and tactical objectives over the next 12 months:

1.

 Continue the Development of User Friendly Features into the redeveloped Websites – The newest development into website design includes interactive features and tools which engage the user and promote visitor frequency. The addition of features such as forums and blogs, streaming video, Live in play odds and events, and commenting all contribute to higher visitor usage and are the features that the Registrant plans to build into the new websites.

2.

 Increase Individual Website Traffic – The Registrant plans to implement and test various traffic growth strategies for the websites, including Search Marketing, link-building, content syndication, PPC marketing, and Social Media Marketing in order to grow the traffic and reduce dependency on a single source of traffic.

3.

Develop Mobile-Ready Versions of existing Websites – In order to capture the rapidly emerging demand for website content formatted for mobile, smart phone and small screen users, the Registrant plans to modify the websites to appeal to this growing market segment. The Registrant also plans to promote advertisers mobile applications throughout the websites to attract mobile users.

Medium-Term Objectives

In the medium-term, the Registrant’s key objectives are to continue to identify and acquire suitable targets, secure necessary funding to execute the acquisitions, and integrate acquired websites to form a cohesive advertising network.    The Registrant is targeting the following critical strategic and tactical objectives in 12 to 24 months:

1.

Continue with acquisition plans and continue to seek additional funding.  The Registrant will continue to seek acquisitions targets that add value to its strategy.  The Registrant will require additional financing from various sources to adequately fund any new websites which it may acquire.

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

Longer-Term Objectives

1.

Strengthen operational team for long-term growth.  With additional acquisitions, it is likely that an operational team with in depth knowledge and expertise in the local markets will be required in each major market to deal with specific local issues.

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

Value Proposition

The Registrant’s service offering provides three essential values to advertisers:

1.

Reduced administration.  Instead of dealing with many small, low-traffic sites, advertisers can deal with one provider to place ads in multiple sites while receiving one consolidated report on the effectiveness of the campaign.

2.

Customized to their needs.  With a myriad of content covering all facets of sports and poker, advertisers can execute campaigns targeted specifically at a demographic group to increase their effectiveness.

3.

Increased return on advertising dollars.  Ultimately, the Registrant’s services allow advertisers to realize a higher return on their advertising dollars that will drive revenue growth while enhancing their profitability.

Captivating Content

In order for the Registrant’s advertising network to be successful, management is focused on building a system of content-driven websites to deliver traffic and sales to its advertisers.  The types of sites that will form part of the Registrant’s advertising network include:

1.

Educational and news related sites where beginner and advanced players alike can gain in-depth knowledge about sports and poker, and stay up-to-date on the latest news.

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

1.

Pay-per-Click - Advertisers pay based on how many users clicked on an online ad banner.

2.

Pay-per-Impression - Advertisers pay based on how many users were served their ads.

3.

Pay-per-Lead - Advertisers pay for each "sales lead" generated.  For example, an advertiser might pay for every visitor that clicked on an ad and successfully completed a form.

4.

Pay-per-Acquisition - Advertisers pay based on how many customers were generated as a direct result of the ad.

5.

Flat rate - Advertisers pay a monthly/annual fee for a set number of positions or ad placements.

6.

Sponsorship programs – Advertisers will become sponsors of a section of the website, providing news, live feeds, contests, surveys, live interaction, as well as banner and text links, all promoting the advertiser to the audience, for a fixed monthly/quarterly fee.

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

Revenues are derived from bookmakers and online poker companies who pay Bettingchoice and Guidetopoker to direct their readers to their online entertainment sites.  More than twenty online sportsbook and poker room operators, some of them the biggest names in the industry, are loyal advertisers on the two sites.

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

On January 18, 2010, the Registrant completed the acquisition of another internet information portal site, www.pokernewsheadlines.com .  The portal site operates in the English, French, Romanian, and Danish languages, and attracts poker enthusiasts primarily throughout the UK and Western Europe. The acquired assets include all programming and source code of the websites, a custom built Client Management System, URL’s, all archived news, content and articles, and a small subscriber database.  The Registrant acquired Pokernewsheadlines for $30,000 payable in the capital stock of the Registrant.  The Registrant issued 58,824 common shares for the acquisition. Subsequent to the acquisition, in August, 2010, the Registrant amended the purchase agreement, reducing the purchase price to $7,500. The previously issued 58,824 common shares were cancelled, and the $7,500 was paid to the Vendor out of the operating capital.

On February 24, 2010, the Registrant completed the acquisition of an internet information portal site, www.arsenal-mania.com and all of its business contents including but not limited to customer lists, records, agreements, contracts, licenses, patents, trademarks, URLs, content management systems, equipment, and other associated sources for a basic price of 180,000 pounds sterling.  The payment consists of issuing 45,000 pounds sterling in the capital stock of the Registrant, 20,000 pounds sterling in cash by 30 days after closing, 20,000 pounds sterling in cash by 60 days after closing, 20,000 pounds sterling in cash by 90 days after closing, 50,000 pounds sterling or 25% of the website’s net operating profits for the first year following the sale and transfer of the website, payable in cash within 30 days of the first anniversary date of the sale and transfer of the website, and 25,000 pounds sterling or 15% of the website’s net operating profits for the second year following the sale and transfer of the website, payable in cash within 30 days of the second anniversary date of the sale and transfer of the website.  The Registrant issued 139,412 common shares for the purchase of Arsenal-Mania.  The Registrant is currently in default of its payment of £50,000 due on April 10, 2011.  The payments of £50,000 (due April 10, 2011) and £25,000 (due April 10, 2012) due following the first and second year anniversary date following the sale and transfer per the Purchase Agreement was secured by an Escrow Agreement.  Mr. Hallonquist, President and CEO, put up his personal holdings of 487,500 shares of Play LA Inc. to secure these payments.

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

Acquisition Criteria

In identifying and assessing potential acquisition targets, the Registrant will apply a thorough and vigorous due diligence process to discover the strengths and weaknesses of each entity.  Our due diligence procedures include verifying URL ownership and registration status, auditing the website programming and source code to ensure best development practices, analyzing web traffic reports to validate geographical and numerical site statistics, validating client accounts and advertising revenues by random reference calling and ad server testing, testing Search Engine page ranking for keywords against competitive websites, and confirming sources of content.  To locate potential acquisitions, the Registrant has contacted industry representatives familiar with these businesses, as well as advertised through a number of webmaster associations.  The industry representatives that we contacted were business development managers and affiliate advertising managers who are employed by gaming software and igaming operators.  These people interact on a daily basis with igaming webmasters and network publishers, who work for or own the type of websites that the company may be interested in acquiring.  The company believes that these people, when made aware of our interest to acquire such websites, would be a reliable conduit for introducing prospective sellers.  The webmaster associations have forums and newsletters that allow paid advertisements.  Although there is no formal brokerage or centralized service for connecting sellers and buyers of these types of websites, or determining the potential number of acquisition candidates.  There are numerous webmaster associations.  The most prominent associations is the Gambling Portal Webmasters Association ( www.gpwa.net ).

In particular, the Registrant will be evaluating the following aspects of the target’s business:

-

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

-

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

-

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

-

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

-

Solid financial standing.  It is expected that the acquisition target will be in solid financial standing with little or no debt, and that there are no liens or other claims against its assets.  Ideally, the acquisition target will help fund the Registrant’s growth.

-

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

-

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

-

Reporting.  A centralized reporting server will monitor the effectiveness of the campaigns purchased by advertisers.  This will also serve as a performance monitoring tool for content providers within the advertising network.

-

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

-

Data Collection.  The Registrant will implement a sophisticated CRM application to track the most popular gaming content, player preferences, demographic information and other valuable information that will allow the Registrant to provide completely tailored advertising programs for its customers.  The CRM system will collect data from within the advertising network.

-

Software development & enhancement.  The Registrant will centralize software development and enhancement work relating to interactive advertising technologies such as in-context pop-ups and rich media capabilities.

Competition Overview

 The Interactive Gambling Report from Isle of Man-based consultants Global Betting & Gaming Consultants, www.gbgc.com , released in February, 2011, shows that the international internet gambling market has grown by 12 percent in 2010, reaching US$ 29.32 billion in gross gaming yield. Although accurate statistics on the amount of money spent on advertising by gaming operators is extremely difficult to attain, a generally accepted industry metric is that between 5 – 15% of gross gaming revenues is spent on advertising.  In the online gaming sector, in excess of 75% of annual advertising budgets are spent on internet advertising.

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

The Company’s primary current and potential competitors include:

-

Internet advertising networks such as 24/7 Real Media, ValueClick, Ad Pepper, and Burst Media;

-

Internet advertising technology providers, including search engine optimization companies; and

-

other performance-based Internet marketers, including affiliate networks.  365 Media Group and Football Media are large competitors which service the UK and Western European markets.

The Company also competes with large Internet companies and traditional media for a share of advertisers' overall marketing budgets, including:

-

website publishers with their own sales forces that sell their advertising space directly to advertisers;

-

major Internet portals and search engine companies with advertising networks such as Google and Yahoo!; and

-

direct marketing, television, radio, cable and print companies.

Competition for ads among websites, search engines, Internet service providers, or ISPs, as well as competition with traditional media companies, could result in significant price pressure, declining margins, reductions in advertising revenue and loss of the Company’s market share.  As the Company is a small supplier in this field, it has limited history, brand awareness, or distinct advantages over the existing, established marketers, and therefore may not be able to effectively compete against them.  In addition, as the Company continues to expand the scope of its services, it may compete with a greater number of websites, advertisers and traditional media companies across an increasing range of different services, including in vertical markets where competitors may have advantages in expertise, brand recognition and other areas.  Large websites with brand recognition, such as Yahoo!, Google and Bing, have direct sales personnel and substantial proprietary advertising space that provides a significant competitive advantage compared to the Company’s network of websites and has significant impact on pricing for Internet advertising.  Many of the Company’s current and potential competitors also enjoy other competitive advantages over it, such as longer operating histories, larger advertiser bases, greater access to advertising space on high-traffic websites, and significantly greater financial, technical and marketing resources.

Effects of U.S. Regulation on Online Gaming Markets

On October 13, 2006, U.S. President George W Bush signed the Unlawful Internet Gambling Enforcement Act that seeks to effectively ban most online gambling and criminalizes funds transfers in the U.S.  Many online gaming operators ceased operations in the U.S., and refocused their efforts on other markets, particularly the European market.

Recently, due in large part to the eroding tax base in many US States, a revival of legislative Bills to legalize sports betting and online gambling are being introduced in New Jersey, Washington, California and Iowa, while other cash-strapped states consider similar legislation. It is likely that a state-by-state approval of online gaming will occur over the next couple of years, creating an opportunity for the large, internationally licensed gaming operators to return to the market, thus providing additional markets for the Registrant to enter.

Gaming in the European Union – An Overview

The U.K. began licensing private Internet gaming sites in September, 2007.  Italy and Spain opted to regulate Internet gambling and open their markets to private operators, rather than outlaw it in 2009.  Italy has licensed private companies to offer online lotteries, bingo and betting on sports or games of skill. France introduced and passed legislation legalizing online gambling for private operators in 2010. The European Union is pushing countries to scrap measures which protect domestic companies when those nations open their markets to Internet gaming.

Overall, demand for gaming services in the European Union has been increasing.  A recent independent report highlighted some of the key reasons for increased gaming demand.1

•

Increases in discretionary income of the population and a growing portion of the discretionary income being allocated to leisure and entertainment activities.

•

Governments at the local and national level have shown a willingness to authorize gaming due to increased social acceptance of gaming, to reduce illegal and unregulated gaming activities and as a means of increasing tax bases and economic activity in the region.

•

A shift in society’s attitude towards gaming and the associated mainstream acceptance.

•

Increased penetration of computers, broadband Internet, and mobile and wireless communications making gaming opportunities available to a wider audience.

The five largest markets (UK, France, Germany, Spain and Italy) account for about 75% of the EU’s gaming expenditures. 2

UK Gaming Regulation

The regulatory body governing gaming in the UK is the UK Gambling Commission www.gamblingcommission.gov.uk.  Internet or remote betting is legal in the UK under the Betting, Gaming and Lotteries Act of 1968. It is also legal to advertise those betting services whether on the Internet or in a newspaper etc.  Under the Betting and Gaming Duties Act of 1981, only advertising UK Bookmakers was allowed until 2005.  The 1981 Act was repealed by the 2005 Act, becoming effective August 2007, which allows foreign bookmakers and Igaming operators to advertise in the UK.  The 2005 Act allows advertising of gaming and betting companies within the UK as long as they are based in a European Economic Area or Gibraltar.  The EEA consists of the 27 countries in the European Union ("EU") together with Norway, Liechtenstein and Iceland.

1 Data from EU Study Provided – did not have the name

2 The Case for State Lotteries – A Report for the European Lotteries and Toto Association – London Economics September 2006

This positive regulatory environment makes the UK the Registrant's primary focus for pursuing its business strategy.

The Company’s operations will not fall under the regulatory auspices of many of the EU countries.  The Company plans to pursue a strategy of replicating and translating the sites it acquires into other foreign languages.  The Company believes that people of German, Italian, Spanish and Swedish origins would be interested in the same type of information that attracts UK visitors.  Many of the European sports that the Company publishes information about, as well as the growing popularity of poker games, are highly searched for topics through internet search engines, such as Google, Yahoo, Bing, etc.  The Company will host these foreign language websites in a country and location where bandwidth, technology and network access provide people anywhere in the world direct and reliable access to these information websites.  The Company will not host these websites in Spain, Germany, Italy or Sweden.  The Company will not be proactively engaged in outbound marketing to these specific countries.  We will rely on the relevance of our published material which will be indexed and ranked by international search engines and sought out by interested people conducting online searches in their native language, from anywhere in the world.  Depending on the success of our initial foreign language sites, the Company will determine what other languages and cultures may be interested in the information that we publish.

Demographics

The population of the United Kingdom in 2010 was 62,348,000 according to the US Census Bureau.

Internet Penetration

Measured as a percentage of the total population, there is widespread internet usage in the UK.  In fact, as shown by the table below, the number of internet users in the UK has been steadily rising.  This is encouraging as a large base of internet users represents a solid audience base for the Company’s advertising services.

Year	Internet Users	% of Population
2000	15,400,000	26.2%
2005	35,807,929	59.8%
2006	37,800,000	62.9%
2009	48,755,000	79.8%
2010-June	51,442,000	82.5%

Source: ITU.int

Gaming Operators

According to the UK Gambling Commission Report for 2008/2009, the turnover for the gambling industry during the period 2006/2007 was £84 Billion. Gross gambling yield for 2009/2010 was £5.7 Billion. During 2010, a survey conducted by UK Gambling Commission indicated that 73% of the population had participated in some form of gambling, equating to 35.5 million adults. This is up from 68% recorded in 2007.

According to Hitwise1, the largest UK online gaming and lottery sites include:

Site	URL	%
The National Lottery	www.national-lottery.co.uk	32.0%
Betfair	www.betfair.com	4.8%
Ladbrokes	www.ladbrokes.com	3.6%
Racing Post	www.racingpost.co.uk	3.2%
Bet365	www.bet365.com	3.2%
William Hill	www.willhill.com	3.1%
Jackpotjoy	www.jackpotjoy.com	2.8%
Paddy Power	www.paddypower.com	2.4%
King.com	www.midasplayer.com	1.9%
AtTheRaces	www.attheraces.co.uk	1.8%

Source: www.hitwise.com
1 http://www.hitwise.com

Western Europe Market Overview

European Union Gaming Regulation

The European Union is currently made up of 27 member countries.  At the highest level, all EU member countries answer to the European Commission, which is controlled by the European Court of Justice.

Within each country, there are multiple and sometimes complicated regulatory bodies that cooperatively legislate gaming law.  As an example, Denmark’s gaming market is supervised by four ministries: Ministry of Taxation, Ministry of Justice, Ministry of Finance and Ministry of Consumer Affairs.  The Danish Gaming Authority supervises the gaming market.

Most EU countries distinguish their gaming laws by sectors: sports betting, horse track wagering, bingo, lotteries, casino and games of chance, and games of skill.  In most countries there exists some form of internet gaming or wagering. In the majority of cases, the gaming is operated and controlled by the government, and competing private enterprises are not allowed.  There is a movement underway, headed by the European Commission, to open up government monopolies to competition from the private sector.  The countries that our Company is interested in are Germany, France, Italy, Spain and Sweden.  Currently, all internet gaming in Germany is government controlled.  There are ongoing discussions through the European Commission directed at permitting private sector involvement.  Currently, Italy, France and Spain have legalized private igaming operations, and these countries are accepting license applications from the private sector.  In Sweden, internet gaming is government controlled.  The Company believes that over time, the private sector will be allowed to operate licensed igaming businesses in most of these countries, thereby providing competition and greater advertising opportunities and potential revenues for the Company.  For this reason, the Company plans to be an early entrant into the market, to establish a presence and position itself for private sector involvement.  In the short term, due to the limitation on private sector igaming, there is very limited potential for advertising revenue.  If the EU markets targeted by our Company do not open to the private sector in the next two to three years, our Company may not be able to achieve enough revenue to continue operating in the EU market.

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

Many of the European sports that the Company publishes information about, as well as the growing popularity of poker games, are highly searched for topics through internet search engines, such as Google, Yahoo, Bing, etc.  The Company will host these foreign language websites in a country and location where bandwidth, technology and network access provide people anywhere in the world direct and reliable access to these information websites.  The Company will not host these websites in Spain, Germany, Italy or Sweden.  The Company will not be proactively engaged in outbound marketing to these specific countries.  We will rely on the relevance of our published material which will be indexed and ranked by international search engines and sought out by interested people conducting online searches in their native language, from anywhere in the world.  Depending on the success of our initial foreign language sites, the Company will determine what other languages and cultures may be interested in the information that we publish.

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

Company management also intends to target Italy, Spain, Portugal, and Scandinavian Countries such as Denmark, Norway, Sweden and Finland.

Internet Penetration

Similar to the statistics for the United Kingdom, Western European countries also show significant growth in internet penetration amongst the population:

	Population	Internet Users,	Penetration
	(2010 Est. )	Latest Data	(% Population)

Denmark	5,515,575	4,750,500	86.1%
Finland	5,255,695	4,480,900	85.3%
France	64,768,389	44,625,300	68.9%
Germany	82,282,988	65,123,800	79.1%
Ireland	4,622,917	3,042,600	65.8%
Italy	58,090,681	30,026,400	51.7%
Netherlands	16,783,092	14,872,200	88.6%
Portugal	10,501,051	7,782,760	74.1%
Spain	46,505,963	29,093,984	62.6%
Sweden	9,076,757	8,397,900	92.5%

Source: www.InternetWorldStats.com

Rising broadband penetration and an interest in using the Internet for personal connections have been driving growth in Internet usage across Western Europe, according to a survey by the European Interactive Advertising Association (“EIAA”) and Synovate.

Gaming Statistics

Since not all countries within Western Europe publish statistics, the statistics for online gaming in the European Union (“EU”) is a good proxy for the size and scope of the online gaming market in Western Europe.  According to a report conducted by H2 Gambling Capital Consultants ( www.h2gc.com ), the European gambling industry was worth €82 Billion in 2009 and is expected to reach €90 Billion in 2010.

Country Specific industry statistics are becoming more available as each country regulates online gambling. In France, during 2009, average gambling spend per adult was €171. Gross Gaming Yield ( GGY ) in France was €666.6m in 2009, and it’s expected to grow to €1,243.2m in 2012, an increase of 86%.

Data source: H2 Gambling Capital Consultants.

In respect of Germany’s gambling Industry, Gold Media-provided data shows that €7.3bn of the €7.8bn staked in Germany in 2009 was unregulated remote gambling, representing 94% of the total.

Italy meanwhile, is now the largest egaming market in Europe with an approximate gross win of €19bn (£16bn), according to H2 Gambling Capital data, and has shown the highest global poker growth by market share of 0.89% between 2009 and 2010 according to Pokertrafficindex.com.

C.

Organizational Structure

The Registrant is not part of a corporate group.  The Registrant has no subsidiaries and no corporate controlling shareholder.

D.

Property, Plants and Equipment

The Registrant has no material tangible fixed assets at this time.

Item 4A.

UNRESOLVED STAFF COMMENTS

Not applicable

Item 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion is management’s assessment of factors and trends which are anticipated to have a material effect on our company’s financial condition and results of operations in future periods.

A.

Operating Results

The following discussion and analysis of the Registrant’s financial condition and results of operations for the fiscal years ended December 31, 2010, and 2009 should be read in conjunction with the Registrant’s financial statements and related notes included in this registration statement in accordance with “Item 8 – Financial Information”. The Registrant’s financial statements included in this registration statement were prepared in accordance with United States generally accepted accounting principles.

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

The Registrant’s Balance Sheet, Statement of Operations and Statement of Cash Flows for the year ended December 31, 2009 have been restated to correct the accounting treatment in connection with the convertible notes payable in 2009.  These changes correct the change in the treatment from a recorded asset to a debt discount shown with the notes payable

For the years ended, December 31,

	2010	2009	2008	2007	2006
		(Restated)
REVENUE
Sales	$709,484	$521,418	$543,696	$208,606	$-
Cost of sales	(763,671)	(656,122)	(635,457)	-	-

Gross Profit	(54,187)	(134,704)	(91,761)	208,606	-

EXPENSES
Amortization	84,282	39,709	84,067	59,104	-
Editorial fees	-	-	-	43,546	-
Management fees	24,000	36,000	35,500	-	-
Professional fees	56,487	28,868	82,387	370,148	40,964
Investor relations fees	87,065	36,085	-	-	-
Goodwill impairment	39,403	-	-	-	-
Asset acquisition expense	118,280	-	-	-	-
General and administration fees	200,055	87,734	85,958	127,236	7,388
	609,572	228,396	287,912	600,034	48,352

Income/(loss) before other items	(663,759)	(363,100)	(379,673)	(391,428)	(48,352)

Other Items:
Interest on loans	(31,885)	(18,137)	-	-	-
Amortization of debt discount	(350,000)	(296,960)	-	-	-
Interest income	54	70	2,669	11,971	3,090

Net loss	$(1,045,590)	$(678,127)	$(377,004)	$(379,457)	$(45,262)

Comprehensive loss:
Net loss	$(1,045,590)	$(678,127)	$(377,004)	$(379,457)	$(45,262)
Foreign exchange gain/(loss)	(10,337)	(4,604)	(22,302)	(2,089)	-

Comprehensive loss	$(1,055,927)	$(682,731)	$(399,306)	$(381,546)	$(45,262)

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Revenues

Revenue for the fiscal year ended December 31, 2010 was $709,484 compared to revenue of $521,418 for the fiscal year ended December 31, 2009.  The increase of $188,066 in revenue for the fiscal year ended December 31, 2010 was attributable to the increase in traffic generated by our websites and the advertising revenue they generated.

Operating Expenses

The Registrant’s operating expenses for the year ended December 31, 2010 were $609,572, compared to $228,396 for the year ended December 31, 2009.  The increase in operating expenses of $381,176 was primarily due to a increase in investor relation fees, increase in depreciation and amortization, increase in professional fees, goodwill impairment and increase in asset acquisition expense and  increase in our general and administration fees which consisted mainly of stock based compensation expenses for the year ended December 31, 2010.

The Registrant’s professional fees for the year ended December 31, 2010 were $56,487, compared to $28,868 for the year ended December 31, 2009.  The increase in professional fees was $27,619 for the year ended December 31, 2010 was attributed to the new acquisitions that occurred in 2010.

The Registrant’s general and administrative expenses for the year ended December 31, 2010 were $318,281, compared to $87,664 for the year ended December 31, 2009. The increase in general and administrative expenses of $230,617 for the year ended December 31, 2010 was primarily due to the increase in stock based compensation expense.

Net Loss

The Registrant’s net loss for the year ended December 31, 2010 was $1,045,590, compared to $678,127 for the year ended December 31, 2009.  The increase was primarily due to the increase in professional fees, increase in interest on loans, increase in investor relations fees, increase in asset acquisition expense, increase in stock based compensation expense, increase in foreign exchange loss and the increase in amortization of debt discount.

B.

Liquidity and Capital Resources

As at December 31, 2010, the Registrant had cash and cash equivalents in the amount of $106,673.

The Registrant had $760,901 in working capital deficit at December 31, 2010.

During the year ended December 31, 2010, the Registrant entered into a convertible promissory note payable.  The note was for $350,000 with a shareholder of the Registrant.  The note is unsecured and due on demand.  The note bears an interest rate of 7% per annum.  The note has an option for the holder to convert all or part of the principal and accrued interest thereon into common stock of the Company at $0.25 per share. The Company accrued interest expenses of $8,189 for the year ended December 31, 2010.

During the year ended December 31, 2009, the Registrant entered into two convertible promissory notes payable.  One note was for $96,000 and the other note was for $200,000 with a shareholder of the Registrant.  Both of the notes are unsecured and due on demand. The $96,000 note bears an interest rate of 10% per annum while the other note of $200,000 bears an interest rate of 7% per annum. The notes have an option for the holder to convert all or part of the principal and accrued interest thereon into common stock of the Company at $0.25 per share. The Company accrued interest expenses of $18,137 and $23,696 for the years ended December 31, 2010 and 2009, respectively.

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

During the year, the CFO received $24,000 for compensation.  The CEO and other directors of the Registrant have agreed to wait before establishing compensation.  Office equipment and rent is being provided to the Registrant by management at a nominal rate of $200 per month.

As of the date of this Form 20-F, the Registrant has 11,939,412 issued and outstanding common shares.

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

G.

Safe Harbor

Not applicable.

Item 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

Name	Age	Position	Other Reporting Companies In Canada or the United States
			Company	Position
David Hallonquist	54	President, Chief Executive Officer and Director	Nil	N/A
Steve W. Latham	48	Director	Redstone Capital, TSX	Director
Roger R. Matthews	63	Director	Tynda Forest Holdings Ltd Imara Holdings Ltd	Director – listing this year in AIM, London Director
H. Brian Cole	55	Director and C.F.O.	Nil	N/A
Jamie Lidstone	40	Director	Nil	N/A

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

Set out below is a summary of compensation paid during the Registrant’s most recently completed financial years to the Registrant’s Executive Officers:

Name And Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compen- sation ($)
		Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Awards		Payouts
					Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	Long Term Incentive Plan Payouts ($)
David Hallonquist	2010 2009 2008 2007	Nil Nil Nil Nil	Nil	Nil	50,000 75,000 Nil	Nil	Nil	Nil
Brian Cole	2010 2009 2008 2007	$24,000 $36,000 $32,500 $20,000	Nil	Nil	50,000 75,000 Nil	Nil	Nil	Nil

Options and Stock Appreciate Rights (SARs)

On April 17, 2009, the Board of Directors of the Registrant established a 2009 Restricted Stock/Option Plan to provide for the issuance of stock options to acquire an aggregate of up to 2,200,000 shares of its common stock.  On May 15, 2009, the Board of Directors of the Registrant granted 1,200,000 stock options.  These stock options have vested periods of 6 months over a two year period, with an exercise price of $0.40 per share and expires May 15, 2014.   As of December 31, 2010, 760,000 stock options were exercisable and 170,000 stock options were not exercisable and 270,000 stock options were cancelled. None of these stock options were exercised as of the year ended December 31, 2010.

On March 31, 2010, the Board of Directors of the Registrant granted 100,000 stock options.  These stock options have vested periods of 6 months over a two year period, with an exercise price of $0.51 per share and expires March 30, 2015.  As of December 31, 2010, 25,000 stock options were exercisable and 75,000 were not exercisable.  None of these stock options were exercised as of the year ended December 31, 2010.

On May 03, 2010, the Board of Directors of the Registrant granted 150,000 stock options.  These stock options have vested periods of 6 months over a two year period, with an exercise price of $0.51 per share and expires May 03, 2015.  As of December 31, 2010, 37,500 stock options were exercisable and 112,500 were not exercisable.  None of these stock options were exercised as of the year ended December 31, 2010.

On September 01, 2010, the Board of Directors of the Registrant granted 70,000 stock options.  These stock options have vested periods of 6 months over a two year period, with an exercise price of $1.01 per share and expires September 01, 2015.  As of December 31, 2010, all of the 70,000 were not exercisable.

On October 01, 2010, the Board of Directors of the Registrant granted 10,000 stock options.  These stock options have vested periods of 6 months over a two year period, with an exercise price of $1.01 per share and expires October 01, 2015.  As of December 31, 2010, all of the 10,000 stock options were not exercisable.

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

The particulars of the stock option grants are set out in the following table as of December 31, 2010:

	Options			Exercise		Unexercised
	Granted	Date		Price	Vested	Options	Cancelled
	500,000	May 15, 2009	Directors	$0.40	437,500	62,500
	200,000	May 15, 2009	Officers	$0.40	150,000	50,000
	500,000	May 15, 2009	Consultants	$0.40	172,500	57,500	270,000
	50,000	Jan 19, 2010	Consultants	$0.51	-	-	50,000
	100,000	Mar 31, 2010	Consultants	$0.51	25,000	75,000
	150,000	May 03, 2010	Consultants	$0.51	37,500	112,500
	70,000	Sep 01, 2010	Consultants	$1.01	-	70,000
	10,000	Oct 01, 2010	Consultants	$1.01	-	10,000
TOTAL	1,580,000				822,500	437,500	320,000

The particulars of unexercised options, stock that has not vested and equity incentive plan awards for our named executive officers and directors are set out in the following table:

	Options Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
David Hallonquist	162,500	37,500	Nil	$0.40	May 15, 2014	Nil	N/A	Nil	Nil
Brian Cole	162,500	37,500	Nil	$0.40	May 15, 2014	Nil	N/A	Nil	Nil
Jamie Lidstone	87,500	12,500	Nil	$0.40	May 15, 2014	Nil	N/A	Nil	Nil
Roger Matthews	87,500	12,500	Nil	$0.40	May 15, 2014	Nil	N/A	Nil	Nil
Steve Latham	87,500	12,500	Nil	$0.40	May 15, 2014	Nil	N/A	Nil	Nil
TOTAL	587,500	112,500

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

D.

Employees

As of December 31, 2010, the Registrant had two part-time staff, its C.E.O., David Hallonquist and its C.F.O., Brian Cole.

E.

Share Ownership

The following table lists as of December 31, 2010, the share ownership of all of the Registrant’s directors and members of its administrative, supervisory and management bodies.  The Registrant has only one class of shares issued and outstanding being, common shares, without par value, and all of the common shares have the same voting rights.  The Registrant has 822,500 incentive stock options outstanding.  None of the persons named in the following table hold any warrants to purchase shares of the Registrant.

Name and Position	Number of Shares Held	Percentage of Shares Held (%) (1)
David Hallonquist (2)	3,006,500	23.56%
Steve W. Latham (3)	87,500	0.68%
Roger R. Matthews (4)	87,500	0.68%
H. Brian Cole (5)	412,500	3.23%
Jamie Lidstone (6)	317,500	2.48%

(1)

The percentage ownership positions are based on 11,939,412 shares outstanding plus 822,500 incentive stock options for a total of 12,761,912 as of December 31, 2010.

(2)

David Halloquist has 2,844,000 shares outstanding plus 162,500 stock options

(3)

Steve Latham has 87,500 stock options

(4)

Roger Matthews has 87,500 stock options

(5)

Brian Cole has 250,000 shares outstanding plus 162,500 stock options

(6)

Jamie Lidstone has 230,000 shares outstanding plus 87,500 stock options

Item 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

The Registrant is a privately owned Tortola, British Virgin Islands company, the shares of which are owned by Canadian residents, U.S. residents and residents of other countries.  As of December 31, 2010, the following parties had ownership of 5% or greater of the Registrant’s common shares, all of which have the same voting rights attached thereto as all other common shares of the Registrant (based on 11,939,412 shares outstanding plus 822,500 incentive stock option for a total of 12,761,912 in calculating the percentage held.)

Name	Number of Common Shares Held	Percentage of Common Shares Held
David Hallonquist (2)	3,006,500	23.56%
Chelten Ltd. (1)	7,298,000	57.18%

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

As of December 31, 2010, the Registrant had 26 shareholders of record holding 11,939,412 shares.  The number of record holders in the US – 7, portion of outstanding securities held in the US – 665,500 shares or approximately 5.76%.

Other than as disclosed above, the Registrant is not aware of any other company, any foreign government or any other person, jointly or severally, that directly or indirectly controls the Registrant.  The Registrant is not aware of any arrangements, the operation of which, may at a future date result in a change of control of the Registrant.

B.

Related Party Transactions

During the year ended December 31, 2010, the Company paid rent of $2,400 (2009: $2,400, 2008: $2,400) for its office in Barbados to a company with a director in common.

 Convertible Promissory Notes Payable

In 2009, the Company issued two convertible promissory notes totalling $296,960.  One note at 10% interest rate per annum and the other note at 7% interest per annum with one of its shareholder.  Each promissory note was convertible into shares of the Company’s common stock at a conversion rate equal to $0.25 per share at the option of the holder.  The Company recognized and measured an aggregate of $296,960 of the proceeds which is equal to the intrinsic value of the imbedded amended beneficial conversion feature, to additional paid in capital and a discount against the note issued.  The promissory notes are due on demand and unsecured. The Company accrued interest expenses of $18,137 and $23,696 for the years ended December 31, 2010 and 2009, respectively.

In 2010, the Company issued an additional convertible promissory note of $350,000 at 7% interest rate per annum to the same shareholder.  The promissory note was convertible into shares of the Company’s common stock at a conversion rate equal to $0.25 per share at the option of the holder.  The Company recognized and measured an aggregate of $350,000 of the proceeds, which is equal to the intrinsic value of the imbedded amended beneficial conversion feature, to additional paid in capital and a discount against the note issued.  The promissory note is due on demand and unsecured.  The Company accrued interest expenses of $8,189 for the year ended December 31, 2010.

Amortization of the debt discount expenses of $350,000 and $296,960 were recorded during the years ended December 31, 2010 and 2009, respectively.

C.

Interests of Experts and Counsel

Not applicable

Item 8.

FINANCIAL INFORMATION

A.

Financial Statements and Other Financial Information

Financial Statements filed as part of this registration statement:

Financial Statements of Play LA, Inc. for the years ended December 31, 2010 and 2009

Auditor’s Report of RBSM LLP dated July 14, 2011

Auditor’s Report of Jewett, Schwartz, Wolfe & Associates dated July 14, 2011

Balance Sheets as at December 31, 2010 and 2009

Statements of Operations for the years ended December 31, 2010 and 2009

Statement of Stockholders’ Equity for the years ended December 31, 2010 and 2009

Statements of Cash Flows for the years ended December 31, 2010 and 2009

Notes to the Financial Statements

B.

Significant Changes

Since the date of the audited financial statements for the period ended December 31, 2010, there have been no significant changes in the Registrant’s operations.

Please refer to Item 4 for a discussion of the Company’s acquisition of the two internet information portal sites.

Item 9.

THE OFFER AND LISTING

A.

Offer and Listing Details

The Registrant was listed December 18, 2008.  The Registrant’s common stock is traded in the Over-the-Counter Bulletin Board market under the ticker symbol, “PLLAF”.

The following table sets forth for each quarter, for the last 2 years, the high and low bid prices per share of the Registrant’s common stock:

Quarter Ended

High

Low

March 31, 2009

0.40

0.25

Jun 30, 2009

0.40

0.40

Sep 30, 2009

0.42

0.31

Dec 31, 2009

0.51

0.40

Quarter Ended

High

Low

March 31, 2010

0.54

0.42

Jun 30, 2010

1.05

0.50

Sep 30, 2010

1.05

0.85

Dec 31, 2010

1.01

1.01

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

Not applicable

B.

Memorandum and Articles of Association

Previously filed with the Securities and Exchange Commission on the Registrant’s form 20-F dated July 22, 2008.

C.

Material Contracts

On April 15, 2010, the Registrant entered into a consulting agreement with Thorsten Koster to provide financial advice, and investor and public relations strategies.  The term of the agreement is for a period of one year or until terminated by the sole discretion of the Registrant.  The agreement was amended on February 21, 2011.  The Registrant agreed to pay Mr. Koster in four phases as follows:

Phase 1

62,500 common shares and EUR 30,000

Phase 2

62,500 common shares and EUR 20,000

Phase 3

62,500 common shares

Phase 4

62,500 common shares

The Registrant has terminated its consulting agreement with Thorsten Koster effective June 7, 2011 for non-performance.  Only Phase 1 of the agreement was paid.  In accordance to the amended agreement, Mr. Koster is required to reimburse the Registrant 70,000 EUR upon receipt of the termination notice.

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

Interest Rate Sensitivity

As of December 31, 2010, the Registrant has three promissory notes requiring interest payments.  The Registrant has not entered into any agreement or purchased any instrument to hedge against possible interest rate risks at this time.

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

Management assessed the effectiveness of the Registrant's internal control over financial reporting as of December 31, 2010. In making this assessment, it used the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the Registrant’s assessment, management has concluded that as of December 31, 2010, the Registrant's internal control over financial reporting is effective based on those criteria.

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

Item 16B.

CODE OF ETHICS

The Registrant has not adopted a formal written Code of Business Conduct.  Management is considering various draft codes of business conduct and expects that one will be adopted by the Registrant during its fiscal year ended December 31, 2011.

Item 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The Registrant’s audit fee for the year ended 2010 was $14,500 and for the year ended 2009 was $13,000.

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

Index to Financial Statements

Financial Statements of Play LA, Inc. for the years ended December 31, 2010 and 2009

Auditor’s Report of RBSM LLP dated July 14, 2011

Auditor’s Report of Jewett, Schwartz, Wolfe & Associates dated July 14, 2011

Balance Sheets as at December 31, 2010 and 2009

Statements of Operations for the years ended December 31, 2010 and 2009

Statement of Stockholders’ Equity for the years ended December 31, 2010 and 2009

Statements of Cash Flows for the years ended December 31, 2010 and 2009

Note to Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

PLAY LA Inc.

PO Box 3136, 24 De Castro Street

Wickhams Cay 1

Road Town, Tortola, BVI

We have audited the accompanying balance sheet of PLAY LA Inc. (the "Company") as of December 31, 2010, and the related statements of operations, shareholders' equity (deficit) and cash flows for the year ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audit, the financial statements referred to above present fairly, in all material respects, the financial position of PLAY LA Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred a net loss of $1,045,590 for the year ended December 31, 2010 and has accumulated deficit of $2,553,681 at its year end. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ RBSM LLP

New York, New York

July 14, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

PLAY LA Inc.

PO Box 3136, 24 De Castro Street

Wickhams Cay 1

Road Town, Tortola, BVI

We have audited the accompanying balance sheet of PLAY LA Inc.  (the “Company”) as of December 31, 2009, and the related statements of operations, stockholders’ equity(deficit) and cash flows for the year ended December  31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We have conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PLAY LA Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As described in Note 4 to the financial statements, the Company restated its financial statements for the above periods primarily for correcting the application of accounting principles in the recognition of debt discounts attributable to beneficial conversion of certain debt.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the accompanying financial statements, the Company has suffered recurring losses and is experiencing difficulty in generating sufficient cash flow to meet its obligations and sustain its operations, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to this matter are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Jewett, Schwartz, Wolfe & Associates

Jewett, Schwartz, Wolfe & Associates

Hollywood, Florida

March 24, 2010 except for Note 4, which is July 14, 2011

Play LA Inc.

Balance Sheets

December 31, 2010 and 2009

	December 31,	December 31,
	2010	2009
ASSETS		(Restated)

Current assets
Cash and cash equivalents	$106,673	$68,591
Accounts receivable	90,716	44,336
Total current assets	197,389	112,927

Equipment, net	711	-

Other assets
Goodwill	119,009	156,912
Other intangible assets, net	143,939	60,713
	262,948	217,625

TOTAL ASSETS	$461,048	$330,552

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Accounts payable & accrued liabilities	$311,330	$56,511
Convertible notes payable - related party	646,960	296,960

Total liabilities	958,290	353,471

STOCKHOLDERS' EQUITY
Common stock, no par value, 50,000,000 shares authorized,
11,939,412 and 11,550,000 issued and outstanding	1,389,500	1,190,900
(as of December 31, 2010 and 2009, respectively)
Additional paid in capital	801,896	323,267
Accumulated deficit	(2,553,681)	(1,508,091)
Other comprehensive loss	(39,332)	(28,995)
Treasury stock	(95,625)	-
	(497,242)	(22,919)

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$461,048	$330,552

The accompanying notes are an integral of these financial statements.

Play LA Inc.

Statements of Operations

For the Two Years Ended December 31, 2010 and 2009

	December 31,	December 31,
	2010	2009
		(Restated)
REVENUE
Sales	$709,484	$521,418
Cost of sales	(763,671)	(656,122)

Gross Profit	(54,187)	(134,704)

EXPENSES
Depreciation and Amortization	84,282	39,709
Management fees	24,000	36,000
Professional fees	56,487	28,868
Investor relations fees	87,065	36,085
Goodwill impairment	39,403	-
General and administration fees	318,281	87,664
	609,518	228,326

Loss from operations	(663,705)	(363,030)

Other expenses:
Interest on loans	(31,885)	(18,137)
Amortization of debt discount	(350,000)	(296,960)

Net loss before taxes	(1,045,590)	(678,127)
Net income tax	-	-

Net loss	$(1,045,590)	$(678,127)

Comprehensive loss:
Net loss	(1,045,590)	(678,127)
Foreign currency translation (loss)	(10,337)	(4,604)

Comprehensive loss	$(1,055,927)	$(682,731)

Basic and diluted loss per share	$(0.09)	$(0.06)

Weighted average number of shares outstanding	11,886,718	11,527,534

The accompanying notes are an integral of these financial statements

Play LA Inc.

Statements of Stockholder’s Equity

For the Two Years Ended to December 31, 2010 and 2009

			Additional		Accumulated
	Common Stock		Paid In	Accumulated	Comprehensive	Treasury
	Shares	Amount	Capital	Deficit	Loss	Stock	Total

Balance, December 31, 2008	11,520,000	$1,181,150	$ -	$ (829,964)	$ (24,391)	$ -	$ 326,795

Foreign currency translation adjustment					(4,604)		(4,604)
Fair value of vested options issued			26,307				26,307
Common stock issued for services at $0.325	30,000	9,750					9,750
Beneficial conversion feature			296,960				296,960
Net loss for the year				(678,127)			(678,127)
Balance, December 31, 2009 (Restated)	11,550,000	$1,190,900	$ 323,267	$ (1,508,091)	$ (28,995)	$ -	$ (22,919)

Foreign currency translation adjustment					(10,337)		(10,337)
Fair value of vested options issued			128,629				128,629
Common stock issued for asset purchase at $0.51	139,412	71,100					71,100
Common stock issued for services at $0.51	250,000	127,500				(95,625)	31,875
Beneficial conversion feature			350,000				350,000
Net loss for the year				(1,045,590)			(1,045,590)
Balance, December 31, 2010	11,939,412	$1,389,500	$ 801,896	$ (2,553,681)	$ (39,332)	$ (95,625)	$ (497,242)

The accompanying notes are an integral of these financial statements.

Play LA Inc.

Statements of Cash Flows

For the Two Years Ended December 31, 2010 and 2009

	December 31,	December 31,
	2010	2009
		(Restated)
Cash flows from operating activities
Net loss	$(1,045,590)	$(678,127)
Adjustments to reconcile net cash flows from operating activities
Depreciation and Amortization	84,282	39,709
Impairment of goodwill	39,403
Shares issued for services	31,875	9,750
Amortization of debt discount	350,000	296,960
Stock options expense	128,629	26,307
Changes in operating assets and liabilities
Accounts receivable	(46,380)	8,068
Accounts payable	158,766	1,693
Net cash flows used in operating activities	(299,015)	(295,640)

Cash flows from investing activities
Capital assets - computers	(1,066)	-
Payment for intangible assets	(1,500)	(1,799)
Net cash flows used in investing activities	(2,566)	(1,799)

Cash flows from financing activities
Proceeds from notes payable	350,000	296,960
Net cash flows used in financing activities	350,000	296,960

Effects of exchange rate changes in cash	(10,337)	(4,604)
Net increase(decrease) in cash	38,082	(5,083)

Cash and cash equivalents, beginning of period	68,591	73,674

Cash and cash equivalents, end of period	$106,673	$68,591

Supplemental disclosure:
Interest paid on notes	$31,885	$18,137
Interest tax paid	-	-

Non-cash financing and investing activities:
Common stock issued for purchase of assets	$71,100	$-
Beneficial conversion feature on convertible promissory notes	$350,000	$296,960

The accompanying notes are an integral part of these financial statements.

Play LA Inc.

Notes to the Financial Statements

December 31, 2010 and 2009

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

Note 2 - Going Concern Uncertainties

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles in the United States, which contemplate continuation of the Company as a going concern. However, the Company has limited operations and has sustained operating losses in recent years resulting in an accumulated deficit. In view of these matters, realization of a major portion of the assets in the accompanying balance sheet is dependent upon the continued operations of the Company, which in turn is dependent upon the Company's ability to meet its financing requirements, and the success of its future operations.

The Company has incurred net losses from operations of $1,045,590 for the year ended December 31, 2010 and has an accumulated deficit of $2,553,681 at December 31, 2010. The Company's ability to continue as a going concern is in substantial doubt and is dependent upon obtaining additional financing and/or achieving a sustainable profitable level of operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.  The Company may seek additional funding in the form of equity financing from the sale of common stock and/or seek to obtain short-term loans in order to support existing operations and expand the range of its business.  There is no assurance that such additional funds will be available for the Company on acceptable terms, if at all. The issuances of additional equity securities by the Company would result in a dilution in the equity interests of its current stockholders.  There are no current arrangements in place for equity funding or short term loans.

Note 3 - Significant Accounting Policies

A summary of the significant accounting policies applied in the presentation of the accompanying financial statements follows:

(a) Principles of Accounting

These financial statements are stated in U.S. Dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America.  The functional currency of the Company is U.S. Dollars.

Play LA Inc.

Notes to the Financial Statements

December 31, 2010 and 2009

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

(d) Accounts receivable and allowance for doubtful accounts

Accounts receivable are recorded net of allowances for doubtful accounts and reserves for returns. In the normal course of business, the Company extends credit to customers that satisfy predefined credit criteria. The Company is required to estimate the collectability of its receivables. Allowances for doubtful accounts are established through the evaluation of accounts receivable agings and prior collection experience to estimate the ultimate realization of these receivables. At December 31, 2010 and 2009, management determined that no allowance was necessary.

(e) Intangible Assets

Intangible assets with indefinite lives are not amortized but rather are tested at least annually for impairment. Intangible assets with definite lives are amortized over their estimated useful life as follows:

Source code	2 years
URL	10 years
Web-site contents	5 years
Subscribers list	1 year
Client accounts	2 years
Trade name	2 years

Capital asset - computers	3 years

Play LA Inc.

Notes to the Financial Statements

December 31, 2010 and 2009

(f) Goodwill

Goodwill represents the excess of the cost of a business combination over the fair value of the net assets acquired. We are required to test goodwill for impairment, at the reporting unit level, annually and when events or circumstances indicate the fair value of a reporting unit may be below its carrying value. A reporting unit is an operating segment or sub-segment to which goodwill is assigned when initially recorded. At present, we only have one reporting unit. We assign goodwill to reporting units based on our integration plans.

We perform our annual goodwill impairment test as at year end and monitor for interim triggering events on an ongoing basis. Goodwill is reviewed for impairment utilizing a two-step process. The first step requires us to compare the fair value of each reporting unit, which we primarily determine using an income approach based on the present value of discounted cash flows, to the respective carrying value, which includes goodwill. If the fair value of the reporting unit exceeds its carrying value, the goodwill is not considered impaired. If the carrying value is higher than the fair value, there is an indication that an impairment may exist and the second step is required.  In step two, the implied fair value of goodwill is calculated as the excess of the fair value of a reporting unit over the fair values assigned to its assets and liabilities. If the implied fair value of goodwill is less than the carrying value of the reporting.   At December 31, 2010, management has determined that there was an impairment of $39,403.

(g) Long-Lived Assets Impairment Other Than Goodwill

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

(h) Fair Value of Financial Instruments

Accounting Standards Codification subtopic 825-10, Financial Instruments (“ASC 825-10”) requires disclosure of the fair value of certain financial instruments.  Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

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

Play LA Inc.

Notes to the Financial Statements

December 31, 2010 and 2009

(h) Fair Value of Financial Instruments – Continued

The Company currently has no assets and liabilities that it values at fair value on a periodic basis.

 (i) Comprehensive Income

The Company has adopted Accounting Standards Codification 220 “Reporting Comprehensive Income”, which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. The Company is disclosing this information on its Statement of Stockholders' Equity. Comprehensive income comprises equity except those resulting from investments by owners and distributions to owners.

For the years ended December 31, 2010, and 2009, the only item of comprehensive income was from foreign currency exchange adjustments.

(j) Income Taxes

The company is registered in the British Virgin Islands and will not be conducting business in the United States.  It is therefore not subject to or liable for any United States income taxes. Currently there is no income tax in the British Virgin Islands.

(k) Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standard Codifications subtopic 605-10, Revenue Recognition (“ASC 605-10”) which requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the selling price is fixed and determinable; and (4) collectability is reasonably assured.  Determination of criteria (3) and (4) are based on management’s judgments regarding the fixed nature of the selling prices of the products delivered and the collectability of those amounts.

The Company’s revenues for the year ended December 31, 2010 consisted of revenues from advertisement services. The company currently utilizes various types of advertising models to generate revenue as follows: 1) flat rate paid advertising campaigns; 2) paid Sponsorship campaigns;  3) CPA ( performance based) campaigns and 4) CPM ( cost per thousand viewers ) . The company enters into short term paid and sponsorship advertising contracts, for periods of one to three months.  The company collects the payments for flat rate and sponsorship campaigns in advance of running the campaigns and revenue is recognized ratably over the campaign period.  The Company collects the payments for CPA and CPM campaigns within 30 days after each month-end results.  Revenue is recognized for CPA and CPM campaigns when a contract has been signed, the fee is fixed and determinable, delivery of the service has occurred, and the collection is probable.

(l) Advertising Expenses

The Company expenses advertising costs as incurred. The Company incurred no advertising expenses as of December 31, 2010 and 2009.

Play LA Inc.

Notes to the Financial Statements

December 31, 2010 and 2009

 (m) Net Loss per Share

Basic net loss per share (“EPS”) is based on the weighted average number of common shares outstanding and diluted EPS is based on the weighted average number of common shares outstanding and dilutive common stock equivalents. Basic EPS is computed by dividing net loss (numerator) applicable to common stockholders by the weighted average number of common shares outstanding (denominator) for the period. All EPS presented in the financial statements are basic EPS as defined by Accounting Standards Codification  260, "Earnings PerShare". There are no potentially dilutive securities outstanding. All per share and per share information are adjusted retroactively to reflect stock splits and changes in par value. Stock options and warrants have been excluded as common stock equivalents in the diluted loss per share because their effect is anti-dilutive on the computations.  Fully diluted shares outstanding were 13,199,412 and 12,750,000 for the years ended December 31, 2010 and 2009, respectively.

(n) Concentration of Credit Risk

The Company places its cash and cash equivalents with a high credit quality financial institution. The Company maintains United States Dollars, Pound Sterling and European Euros at a bank in the Caribbean that are not insured. Revenue is derived in geographic locations outside the United States. The advertising business in Europe accounts for all of the revenue of the Company to date.

The Company is subject to risk arising from foreign currency exchange fluctuations. The Company’s clients are located in foreign countries. The Company’s financial results may be affected by factors such as foreign exchange rates or economic conditions in foreign markets. Since the functional currency is denominated in U.S. dollars, a strengthening or weakening of the dollar will affect the Company’s financial statements due to the fluctuating dollar. Monetary assets and liabilities denominated in foreign currencies are affected by changes in the exchange rate between the U.S. dollar and foreign currencies.

The Company’s revenues earned from advertising for the year ended December 31, 2010 includes 25% and 12% of the Company’s total revenues from two customers. These two customers represent 18% and 9% of Company’s accounts receivable. There were no revenue from major customers for the year December 31, 2009.

 (o) Foreign Currency Conversion

The Company is located and operating outside of the United States of America. The functional currency of the Company is the U.S. Dollar. At the transaction date, each asset, liability, revenue and expense is converted into U.S. dollars by the use of the exchange rate in effect at that date.  At the period end, monetary and non-monetary assets and liabilities are re-measured by using the exchange rate in effect at that date. The resulting foreign exchange gains and losses are included in operations.

(p) Related Parties

Related parties are affiliates of the enterprise; entities for which investments are accounted for by the equity method by the enterprise; trusts for the benefit of employees, such as pension and profit-sharing trusts that are managed by or under the trusteeship of management; principal owners of the enterprise; its management; members of the immediate families of principal owners of the enterprise and its management; and other parties with which the enterprise may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties

Play LA Inc.

Notes to the Financial Statements

December 31, 2010 and 2009

(p) Related Parties - Continued

might be prevented from fully pursuing its own separate interests. Another party also is a related party if it can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

(q)  Stock Based Compensation

The Company follows the guideline under Accounting Standards Codification subtopic 718-10 Compensation (“ASC 718-10”) for all stock based compensation plans, including employee stock options, restricted stock, employee stock purchase plans and stock appreciation rights, which requires that all share-based payments to both employees and non-employees be recognized in the income statement based on their fair values.

As at December 31, 2010, there were outstanding stock options to purchase 1,260,000 shares of common stock, of which 822,500 shares were vested.

(r) Reclassification

Certain reclassifications have been made to prior period’s data to conform with the current year’s presentation.  These reclassifications had no effect on reported income or losses.

(s) New Accounting Pronouncements

In January 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-06 which is intended to improve disclosures about fair value measurements. The guidance requires entities to disclose significant transfers in and out of fair value hierarchy levels, the reasons for the transfers and to present information about purchases, sales, issuances and settlements separately in the reconciliation of fair value measurements using significant unobservable inputs (Level 3). Additionally, the guidance clarifies that a reporting entity should provide fair value measurements for each class of assets and liabilities and disclose the inputs and valuation techniques used for fair value measurements using significant other observable inputs (Level 2) and significant unobservable inputs (Level 3). The Company has applied the new disclosure requirements as of January 1, 2010, except for the disclosures about purchases, sales, issuances and settlements in the Level 3 reconciliation, which will be effective for interim and annual periods beginning after December 15, 2010. The adoption of this guidance has not had and is not expected to have a material impact on the Company’s financial statements

In February 2010, the FASB issued ASU 2010-09 which requires that an SEC filer, as defined, evaluate subsequent events through the date that the financial statements are issued. The update also removed the requirement for an SEC filer to disclose the date through which subsequent events have been evaluated in originally issued and revised financial statements. The adoption of this guidance on January 1, 2010 did not have a material effect on the Company’s financial statements.

Play LA Inc.

Notes to the Financial Statements

December 31, 2010 and 2009

(s) New Accounting Pronouncements - Continued

Management does not believe that any other recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying financial statements.

Note 4 – Restatement

The accompanying Balance Sheet, Statement of Operations and Statement of Cash Flows for the year ended December 31, 2009 have been restated to correct errors in the accounting for the debt discount imbedded in the convertible notes issued in 2009.  These changes correct the change in the treatment from a recorded asset to a debt discount shown with the notes payable.

Play LA Inc.

Notes to the Financial Statements

December 31, 2010 and 2009

Note 4 – Restatement – Cont’d

Balance Sheet

December 31, 2009

	As previously			As
ASSETS	Reported	Adjustment	Reference	Restated

Current assets
Cash and cash equivalents	$68,591			$68,591
Accounts receivable	44,328	8	(3)	44,336
Prepaid expenses	8	(8)	(3)	-
Total current assets	112,927	0		112,927

Capital assets, net	-			-

Goodwill	156,912			156,912
Other intangible assets, net	60,713			60,713
	217,625			217,625

TOTAL ASSETS	$330,552			$330,552

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Accounts payable & accrued liabilities	$56,511			$56,511
Notes payable - related party	296,960			296,960

Total liabilities	353,471			353,471

STOCKHOLDERS' EQUITY
Common stock, no par value, 50,000,000 shares authorized,
11,939,412 and 11,550,000 issued and outstanding, respectively	$1,217,207	$(26,307)	(2)	$1,190,900
Additional Paid In Capital		323,267	(1), (2)	323,267
Accumulated deficit	(1,240,126)	(267,965)	(1), (3)	(1,508,091)
Comprehensive loss		(28,995)	(3)	(28,995)
Treasury stock	-			-
	(22,919)	-		(22,919)

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$330,552	$-		$330,552

Play LA Inc.

Notes to the Financial Statements

December 31, 2010 and 2009

Note 4 – Restatement – Cont’d

Statement of Operations

For the Year Ended December 31, 2009

	As previously			As
	Reported	Adjustment	Reference	Restated
REVENUE
Sales	$521,418			521,418
Cost of sales	(656,122)			(656,122)

Gross Profit	(134,704)			(134,704)

EXPENSES
Amortization	39,709			39,709
Interest on loans	18,137	(18,137)	(3)	-
Management fees	36,000			36,000
Professional fees	28,868			28,868
Investor relations fees	36,085			36,085
General and administration fees	87,734	(70)	(3)	87,664
	246,533	(18,207)		228,326

Loss from operations	(381,237)	18,207		(363,030)

Other expenses
Interest on loans		(18,137)	(3)	(18,137)
Amortization of debt discount		(296,960)	(3)	(296,960)
Interest income	70	(70)	(1)	0

Net loss	$(381,167)	$(296,960)		(678,127)

Comprehensive loss:
Net loss	(381,167)			(678,127)
Foreign currency translation (loss)	(4,604)			(4,604)

Comprehensive loss	$(385,771)	$(296,960)		(682,731)

Basic and diluted loss per share	$(0.03)	(0.03)		(0.06)

Weighted average number of shares outstanding	11,527,534			11,527,534

Play LA Inc.

Notes to the Financial Statements

December 31, 2010 and 2009

Note 4 – Restatement – Cont’d

Statement of Cash Flows

For the Year Ended December 31, 2009

	As previously			As
	Reported	Adjustment	Reference	Restated

Cash flows from operating activities
Net loss	$(385,771)	(292,356)	(1), (3)	$(678,127)
Adjustments to reconcile net cash flows from
operating activities
Amortization	39,709			39,709
Shares issued for services	9,750			9,750
Conversion feature on notes		296,960	(1)	296,960
Stock based compensation expense	26,307			26,307
Changes in operating assets and liabilities
Accounts receivable	8,076	(8)	(3)	8,068
Prepaid expenses	(8)	8	(3)	-
Accounts payable	1,693			1,693
Net cash flows used in operating activities	$(300,244)	4,604		$(295,640)

Cash flows from investing activities
Capital assets	-			-
Addition to intangible assets	(1,799)			(1,799)
Net cash flows used in investing activities	$(1,799)			$(1,799)

Cash flows from financing activities
Proceeds from notes payable	296,960			296,960
Payments on notes payable	-			-
Net cash flows used in financing activities	$296,960			$296,960

Effects of exchange rate changes in cash	-	(4,604)	(3)	(4,604)
Net change in cash	(5,083)			(479)

Cash and cash equivalents, beginning of period	73,674			73,674

Cash and cash equivalents, end of period	$68,591			$68,591

Supplemental disclosure of non-cash items:
Shares issued for assets	-			-
Shares issued for services	9,750			9,750
	$9,750			$9,750

(1)	Correction of amortization of determined debt discount for conversion feature on notes
(2)	Reclassify stock based compensation
(3)	Reclassify for presentation

Play LA Inc.

Notes to the Financial Statements

December 31, 2010 and 2009

Note 5 – Intangible Assets

Intangible assets consist of the following:

	December 31, 2010
		Accumulated
	Cost	Amortization	Net

Source code	$ 19,615	$ 19,615	$ -
URL	49,915	12,497	37,417
Web-site content	178,456	75,934	102,522
Subscribers list	56,845	52,845	4,000
Client accounts	98,070	98,070	-
Trade name	7,846	7,846	-
	$ 410,747	$ 266,808	$143,939

	Cost	Impairment	Net

Goodwill	158,412	39,403	119,009
	$ 569,159	$ 306,211	$ 262,948

	December 31, 2009
		Accumulated
	Cost	Amortization	Net

Source code	$ 19,615	$ 19,615	$ -
URL	31,762	7,662	24,100
Web-site content	78,456	41,843	36,613
Subscribers list	7,846	7,846	-
Client accounts	98,070	98,070	-
Trade name	7,846	7,846	-
	$ 243,595	$ 182,882	$ 60,713

	Cost	Impairment	Net

Goodwill	156,912	-	156,912
	$ 400,507	$ 182,882	$ 217,625

Play LA Inc.

Notes to the Financial Statements

December 31, 2010 and 2009

During the years ended December 31, 2010 and 2009, amortization expenses charged to operations was $84,282 and $39,709, respectively.

The estimated amortization expense is as follows for each of the years ending December 31:

2011	$44,683
2012	30,222
2013	24,991
2014	24,991
2015	6,592
Thereafter	12,460
Total	$143,939

Note 6 - Equipment

Capital assets consist of the following:

	December 31, 2010
		Accumulated
	Cost	Depreciation	Net

Computer	$1,066	$ 355	$711

During the years ended December 31, 2010 and 2009, depreciation expenses charged to operations was $355 and $0, respectively.

Note 7 – Accounts payable and accrued expenses

Accounts payable and accrued expenses consist of the following:

	December 31,
	2010	2009
Accounts payable	$116,137	$26,374
Payable for assets acquired	116,025	-
Accrued Interest	50,021	18,137
Deferred revenue	15,647	-
Accrued liabilities	13,500	12,000
Total	$311,330	$56,511

Play LA Inc.

Notes to the Financial Statements

December 31, 2010 and 2009

Note 8 - Common Stock

During the year ended December 31, 2009, the Company issued 30,000 common shares for services rendered at $0.325 per share.  The valuation of the services was based on the fair value of the common stock during the period the services were rendered.

During the year ended December 31, 2010, the Company issued 250,000 common shares for services rendered at $0.51 per share.  From this, $95,625 has been shown under treasury stock as the shares were issued but not released to the consultant.  During the year ended December 31, 2010, the Company issued 139,412 common shares for purchase of assets.  The fair market value of the shares issued was at $0.51 per share for a total value of $71,100.

Note 9 - Related Party Transactions

During the twelve months ended December 31, 2010 and 2009, the Company paid rent of $2,400 and $2,400, respectively, for its office in Barbados to a company with a director in common.

Convertible Promissory Notes Payable

In 2009, the Company issued two convertible promissory notes totalling $296,960.  One note at 10% interest rate per annum and the other note at 7% interest per annum with one of its shareholder.  Each promissory note was convertible into shares of the Company’s common stock at a conversion rate equal to $0.25 per share at the option of the holder.  The Company recognized and measured an aggregate of $296,960 of the proceeds which is equal to the intrinsic value of the imbedded amended beneficial conversion feature, to additional paid in capital and a discount against the note issued.  The promissory notes are due on demand and unsecured. The Company accrued interest expenses of $18,137 and $23,696 for the years ended December 31, 2010 and 2009, respectively.

In 2010, the Company issued an additional convertible promissory note of $350,000 at 7% interest rate per annum to the same shareholder.  The promissory note was convertible into shares of the Company’s common stock at a conversion rate equal to $0.25 per share at the option of the holder.  The Company recognized and measured an aggregate of $350,000 of the proceeds, which is equal to the intrinsic value of the imbedded amended beneficial conversion feature, to additional paid in capital and a discount against the note issued.  The promissory note is due on demand and unsecured. The Company accrued interest expenses of $8,189 for the year ended December 31, 2010.

Amortization of the debt discount expenses of $350,000 and $296,960 were recorded during the years ended December 31, 2010 and 2009, respectively.

Note 10 -  Stock Options

The following table summarizes the options outstanding and the related prices for the shares of the Company’s common stock issued as at December 31, 2010:

Play LA Inc.

Notes to the Financial Statements

December 31, 2010 and 2009

	Options Outstanding			Options Exercisable
Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
Exercise	Number	Contractual	Exercise	Number	Exercise
Prices	Outstanding	Life (years)	Price	Exercisable	Price

$0.40 - $1.01	1,260,000	3.64	$0.46	822,500	$0.41

Transactions involving stock options issued are summarized as follows:

	Number of	Weighted Average
	Options	Exercise Price

Outstanding at December 31,2008:	-	$ -
Granted	1,200,000	0.40
Exercised	-	-
Expired	-	-
Outstanding at December 31, 2009:	1,200,000	0.40
Granted	380,000	0.62
Exercised	-	-
Expired	(320,000)	0.42
Outstanding at December 31, 2010:	1,260,000	$ 0.46

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

May 15, 2010

12.5% of the granted amount

November 15, 2010

12.5% of the granted amount

May 15, 2011

12.5% of the granted amount

Play LA Inc.

Notes to the Financial Statements

December 31, 2010 and 2009

The stock options granted to the officers and consultants become exercisable on the following basis:

Date

Amount

November 15, 2009

25% of the granted amount

May 15, 2010

25% of the granted amount

November 15, 2010

25% of the granted amount

May 15, 2011

25% of the granted amount

The fair value of the stock options granted was determined using the Black-Scholes option value model with the following assumptions:

	2010	2009

Expected dividend yield	0.00%	0.00%
Risk-free interest rate	1.41% to 2.55%	2.01%
Expected volatility	45.75% - 64.14%	44.20%
Expected option life (in years)	5 yrs	5 yrs

Expected volatility was based on the Company’s historical share price.

The Company recognized $26,307 in compensation expense associated with the stock options as of December 31, 2009.  The Company recognized a further $99,972 in compensation expense for the period ended December 31, 2010.

During the year ended December 31, 2010, the Board of Directors of the Company granted an aggregate of 380,000 stock options to consultants.  The underlying stock options expire in 5 years or on the Optionee’s termination date with the Company plus 30 days, as to the vested portion only on the date of termination as follows.  The stock options are vested every 6 months starting from the grant date for a period of 2 years.  After the 2 years, the stock options are fully vested.  The Company recognized $28,657 in compensation expense associated with the stock options granted during the year ended December 31, 2010.

In accordance to the Company’s stock option plan, an optionee may exercise his options at anytime within 30 days following the termination of the optionee’s relationship with the Company. During the year ended December 31, 2010, an aggregate of 320,000 unexercised stock options from consultants that no longer provide services to the Company were forfeited.

Note 11 – Commitments and Contingencies

Service Agreement

Play LA Inc. has a service agreement with On a Roll Media Inc. to have On A Roll Media supply website development, maintenance, content, translation, marketing and technical support services for Play LA Inc.

The companies do not share common officers or directors nor do they hold shares of the other.  As of December 31, 2010, the Company owed On A Roll Media $109,720. The initial On A Roll Media services

Play LA Inc.

Notes to the Financial Statements

December 31, 2010 and 2009

Note 11 – Commitments and Contingencies - Continued

agreement would have ended on January 31, 2008, but has been renewed by a renewal agreement dated February 18, 2008.

 The renewal agreement has been extended to February 14, 2012, unless terminated earlier by mutual agreement of the parties. During the years ended December 31, 2010 and 2009, Play LA Inc. paid On A Roll Media Inc. $751,156 and $578,585, respectively for these services.

Purchase of Assets

On February 24, 2010, the Company entered into an agreement with Chongster Ltd. to acquire www.arsenal-mania.com, a leading UK football fan website.  The purchase price comprise of the following:

a.

Issuance of 139,412 shares in the capital stock of the Company to the value of $71,100 (£45,000)

b.

Payment of £20,000 30 days after the closing

c.

Payment of £20,000 60 days after the closing

d.

Payment of £20,000 90 days after the closing

e.

Payment of £50,000 or 25% of the website net operating profits for the 1st year period following closing, whichever is greater, within 45 days of the 1st anniversary of the closing

f.

Payment of £25,000 or 15% of the website net operating profits for the 2nd year period following closing, whichever is greater, within 45 days of the 2nd anniversary of the closing

Payment of the balance of the purchase price was secured by an escrow agreement.  During the year ended December 31, 2010, the Company paid $92,816 (£60,000) in respect to the cash portion of the agreement and has issued 139,412 common shares of the Company which was valued at $71,100.   Items a, b, c, and d were satisfied and completed.  The balance of $116,025 (£75,000) of which $77,350 (£50,000) was due April 10, 2011 and a further $38,675 (£25,000) is due April 10, 2012 is shown in the accounts payable and accrued liabilities.

Note 12 - Subsequent Events

1.

Subsequent to December 31, 2010, the Company is in default of its payment of $77,350 (£50,000) to Chongster Ltd. which was due April 10, 2011.  The Company is subject to a penalty interest rate of 4% above the Bank of London prime rate of 0.5%.  The interests are accrued. (See Note 11).

2.

On April 16, 2011, the Company entered into a General Security Agreement with a lender of the Company.  The agreement was registered on May 23, 2011 in favor of the lender to provide security for the outstanding loans made to the Company by the lender.  New terms for the loans were established whereby the repayable amounts are set out as follows (see Note 9):

Play LA Inc.

Notes to the Financial Statements

December 31, 2010 and 2009

Note 12 - Subsequent Events - Continued

a.

Monthly interest and principal minimum payment of $10,000 shall commence beginning June 1, 2011 and shall be paid monthly thereafter

b.

The entire loan amount outstanding shall be repaid on the earlier of

i)

At the option of the Company, at any time after November 2011

ii)

36 months from the date of April 16, 2011

iii)

The date of demand by the shareholder in the event of the occurrence of an event of default under this agreement or change in the business of the Company

As at the date of this report, the Company made its initial payment to the lender.

3.

The Company has cancelled its investor relations consulting agreement with Thorsten Koster of TKIR Group in Germany due to non-performance. The 187,500 common shares ($95,625) that is held in treasury will be cancelled and will not be released to the consultant.

4.

Subsequent to December 31, 2010, an aggregate of 295,000 unexercised stock options from consultants that no longer provide services to the Company were forfeited.

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

4.2

Agreement with Glen Etive Capital dated May 1, 2007 filed on Form 20-F August 24, 2007

4.3

Agreement with Glen Etive Capital dated January 11, 2008 filed on Form 20-F May 21, 2008

4.4

Agreement with On A Roll Media Inc. dated February 18, 2008 filed on Form 20-F July 1, 2008

4.5

Play LA 2009 Restricted Stock/Option Plan dated April 27, 2009 filed on Form S-8 April 28, 2009

4.6

Agreement with On A Roll Media Inc. dated February 15, 2010 filed on Form 20-F April 30, 2010

4.7

Agreement with Thorsten Koster dated April 15, 2010

4.8        Amended Agreement with Thorsten Koster dated February 21, 2011*

10.1

Purchase Agreement with Paul Sandells dated January 18, 2010 filed on Form 6K January 18, 2010

10.4

Purchase Agreement with Chongster Ltd. Dated February 24, 2010 filed on Form 6K February 24, 2010

10.5      Amended Purchase Agreement with Paul Sandells dated August 25, 2010*

10.6

GSA with Chelten Limited dated April 16, 2011*

12.1

Section 302 Certification of CEO*

12.2

Section 302 Certification of CFO*

13.1

Section 906 Certification of CEO*

13.2

Section 906 Certification of CFO*

*Filed herewith

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PLAY LA INC.

Dated:

July 14, 2011

Per:

/s/ David Hallonquist

David Hallonquist,

President and Chief Executive Officer

Per:

/s/ Brian Cole

Brian Cole,

Chief Financial Officer