Form 20-F
period 2011-12-31
PLAY LA INC.
filed 2012-04-04
CIK 1378553

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

[x]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the Fiscal Period Ended December 31, 2011

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

Unit 92

171 Main Street, Road Town, Tortola, BVI VG1110

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

Number of outstanding shares of each of the Registrant’s classes of capital or common stock as of December 31, 2011: 11,751,912 Common Shares Without Par Value

Indicate by check mark whether the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Large accelerated filer[ ]   Accelerated filer [ ] Non-accelerated filer [x]

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

The Auditors for the Registrant were Jewett Schwartz Wolfe and Associates of 200 South Park, Suite 150, Hollywood, Florida, 33021 USA. for the Registrant’s December 31, 2008 and 2009 year end. On March 15, 2011, Jewett Schwartz Wolfe and Associates advised the Registrant that its audit practice was acquired by RBSM LLP. RBSM LLP is located at 5 West 37th Street, 9th Floor, New York, NY 10018, and were the auditors for the Registrant’s December 31, 2010 year end.

The current auditor for the Registrant is K.R. Margetson Ltd. of 3rd Floor, 905 West Pender Street, Vancouver, BC, Canada, V6C 1L6, for our December 31, 2011 year end.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

Item 3. KEY INFORMATION

A. Selected Financial Data

The Registrant was incorporated as Argosy Enterprises Limited in Tortola, British Virgin Islands on September 27, 2005. The Registrant changed its name to Play LA Inc. on October 20, 2005. The Registrant has selected a December 31 year end. The financial periods reported in this annual return are the periods from January 1, 2007 to December 31, 2007 (audited), January 1, 2008 to December 31, 2008 (audited), January 1, 2009 to December 31, 2009 (audited), January 1, 2010 to December 31, 2010 (audited) and January 1, 2011 to December 31, 2011.

The selected financial data which is provided under this item is for the periods from inception on January 1, 2007 to December 31, 2007 (audited), January 1, 2008 to December 31, 2008 (audited), January 1, 2009 to December 31, 2009 (audited), January 1, 2010 to December 31, 2010 (audited) and January 1, 2011 to December 31, 2011 (audited). This information should be read in conjunction with the Registrant’s financial statements and notes thereto. The selected financial data provided below are not necessarily indicative of the future results of operations or financial performance of the Registrant. The Registrant has not paid any dividends on its common shares and it does not expect to pay dividends in the foreseeable future.

The financial statements of the Registrant for the period from January 1, 2006 to December 31, 2006 and January 1, 2007 to December 31, 2007 have been audited by Peterson Sullivan PLLC, independent registered public accountants. The financial statements for the period from January 1, 2008 to December 31, 2008, January 1, 2009 to December 31, 2009, have been audited by Jewett Schwartz Wolfe and Associates, independent registered public accountants. The financial statements for the period from January 1, 2010 to December 31, 2010 have been audited by RBSM LLP, independent registered public accountants. The financial statements for the period from January 1, 2011 to December 31, 2011 have been audited by K.R. Margetson Ltd., independent registered public accountants. They are maintained in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States.

	Period from	Period from	Period from	Period from	Period from
	Jan 1, 2007 to	Jan 1, 2008 to	Jan 1, 2009 to	Jan 1, 2010 to	Jan 1, 2011 to
	Dec 31, 2007	Dec 31, 2008	Dec 31, 2009	Dec 31, 2010	Dec 31, 2011

Amounts in Accordance with US GAAP (presented in U.S. dollars):
Total Assets	$778,861	$381,614	$330,552	$461,048	$331,606
Net working capital	$397,487	$71,259	(240,544)	(760,901)	(615,521)
Share capital	$1,186,150	$1,181,150	$1,217,207	$2,191,396	$2,095,771
Shareholders’ Equity	$731,101	$326,795	$(22,919)	$(497,242)	$(396,301)
Loss (from operations)	$381,546	$399,306	$363,030	$663,705	$(88,541)
Loss per share (basic and diluted)	$0.03	$0.03	$0.06	$0.09	$(0.004)
Weighted average number of	11,438,384	11,761,803	11,527,534	11,886,718	11,719,912
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

The Company’s assets are websites and the goodwill associated with the websites, and accordingly the underlying value available to shareholders in the event of a bankruptcy or winding up may be substantially less than the reported book value.

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

The report of our independent auditors on our financial statements for the year ended December 31, 2011 contained an explanatory paragraph indicating there is doubt about our ability to continue as a going concern. This highlights the vulnerability for failure of early growth stage companies such as ours and stresses the likelihood that shareholders in our Company could lose their entire investment.

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
  the popularity of the Internet as an advertising medium could decrease;
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

A substantial portion of the Company’s planned business is anticipated to come from EU Countries. Many EU Countries are considering legislation for gaming ownership and the provision of gaming services. While some large countries like Germany are currently engaged in talks with the European Commission to liberalise their igaming markets, other countries such as the Netherlands are steadfastly opposed to opening up their government run monopolies to private operators. It is possible that some EU countries could prohibit Internet gaming. Although there is a movement underway, headed by the European Commission, to open up government run monopolies to competition from the private sector, there is no certainty that all countries will move towards liberalization. In this event, the demand for Igaming advertising would decrease substantially, negatively impacting our business and causing the value of your investment to decrease.

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

Economic conditions could adversely affect our prospects and our results of operations

Our business may be affected by the general global economic recession and other market or economic challenges experienced by the U.S. and world markets. Uncertainty about the current global economic conditions poses a risk as consumers and businesses may postpone spending in response to tighter credit, negative financial news and/or declines in income or asset values, which could have a material negative effect on the demand for our products and services. While the gaming industry has been relatively stable, the growth rate slowed during 2009 and we cannot predict whether the industry growth rate will continue to decline.

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

B. Business Overview

Company Overview

Play LA Inc. (the “Registrant”) is a Tortola, British Virgin Island holding company which was formed in 2005. The principal business of the Registrant is to identify, acquire and grow businesses and assets relating to online content publishing and internet advertising solutions for online gaming operators. Specifically, the Registrant’s strategy will focus primarily on the United Kingdom (“UK”) and Western European markets to create a comprehensive, customized, and responsive advertising network of websites to service the advertising and promotional needs of online gaming operations. The Registrant has acquired websites that target countries where online gaming is regulated. The Registrant’s first two acquired websites focus on the UK market. The Registrant subsequently developed eight more websites which target Spain, Italy, Germany and Sweden. During 2010, the Registrant acquired two additional websites to expand its market, targeting audiences in the UK, as well as in Romania, Denmark, Norway and France.

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

4.      Integrate Social Media into Content Plan – The Registrant plans to build a branded presence with FaceBook and Twitter. The Registrant will develop branded sign-up and entry points for the social media sites on popular landing pages within their network, and encourage followers and friends through the offering of quality content, tips, and promotions exclusively for Facebook and Twitter users.

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

Outsourcing of Technical Services

The Registrant was party to an agreement dated February 1, 2007, as extended by an agreement dated February 18, 2008 and further extended to February 14, 2012, with On A Roll Media Inc. (“On A Roll”) under which On A Roll provides the Company with the following technical services:

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

-                      Creation and maintenance of forums, blogs, newsletters and communities

-                      Hosting and traffic management

-                      Scientific research and development of properties

-                      International expansion, new market development

In consideration for the provision of these technical services, the Registrant paid On A Roll all of its out of pocket expenses, an hourly rate of US$80 and a 10% commission on all paid advertising sold by the Registrant. The initial On A Roll technical services agreement terminated on January 31, 2008, but was renewed by a renewal agreement dated February 18, 2008 and further extended to February 14, 2012, unless terminated earlier by mutual agreement of the parties. In March, 2011, the Registrant gave notice to On A Roll Media Inc. that it would be substantially reducing the ongoing services provided by On A Roll Media to the Registrant, effective April, 2011. In September, 2011, all services covered under the Services Agreement ceased. The Registrant has brought the operations of the network in house while it considers new operational strategies.

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

Established in 2004, these sites have a following among British and European sports bettors and poker players. In the three years since inception, the sites have become popular sources of information for their followers, who number approximately 100,000 per month. Timely news stories and features are updated on these sites daily. Valuable information about upcoming events such as major sporting events or million-dollar purse poker tournaments keep readers up to date on opportunities of interest to them. Items like betting odds, favorites, player profiles, injuries, professional tips, handicaps, and other items, much like one might find on the daily sports pages, are continuously updated on the sites, utilizing the services of professional European free lance journalists.

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

The Registrant entered into a purchase agreement to acquire another website from the same UK Vendor that it acquired its first two websites from, on January 11, 2008. The purchase price was 10,000 pounds sterling, which the Registrant paid in cash. That website (URL: www.snapsearch.com) was a price comparison search site, which operated from 2005 to 2007. Snapsearch displayed eBay search results side by side with other internet search results on a split screen, allowing a user to easily compare different sets of product selling prices. It included individual country searches, and updates on the latest eBay results. The site ceased operating in early 2007. The URL is currently off-line.

During the year 2009, the Registrant developed and launched a new website, www.guidetocasinos.co.uk. The new website advertises and publishes reviews, promotions and daily updates on the UK’s premier online casino’s, along with breaking reviews on the newest game releases. The website also reviews live dealer games at the top UK online casinos.

On January 18, 2010, the Registrant completed the acquisition of another internet information portal site, www.pokernewsheadlines.com . The portal site operates in the English, French, Romanian, and Danish languages, and attracts poker enthusiasts primarily throughout the UK and Western Europe. The acquired assets include all programming and source code of the websites, a custom built Client Management System, URL’s, all archived news, content and articles, and a small subscriber database. The Registrant acquired Pokernewsheadlines for $30,000 payable in the capital stock of the Registrant. The Registrant issued 58,824 common shares for the acquisition. Subsequent to the acquisition, in August, 2010, the Registrant amended the purchase agreement, reducing the purchase price to $7,500. The previously issued 58,824 common shares were cancelled, and the $7,500 was paid to the Vendor out of the operating capital. The Registrant ceased and closed operations of PokerNewsHeadlines in March 2011.

On February 24, 2010, the Registrant completed the acquisition of an internet information portal site, www.arsenal-mania.com and all of its business contents including but not limited to customer lists, records, agreements, contracts, licenses, patents, trademarks, URLs, content management systems, equipment, and other associated sources for a basic price of 180,000 pounds sterling. The payment consists of issuing 45,000 pounds sterling in the capital stock of the Registrant, 20,000 pounds sterling in cash by 30 days after closing, 20,000 pounds sterling in cash by 60 days after closing, 20,000 pounds sterling in cash by 90 days after closing, 50,000 pounds sterling or 25% of the website’s net operating profits for the first year following the sale and transfer of the website, payable in cash within 30 days of the first anniversary date of the sale and transfer of the website, and 25,000 pounds sterling or 15% of the website’s net operating profits for the second year following the sale and transfer of the website, payable in cash within 30 days of the second anniversary date of the sale and transfer of the website. The Registrant issued 139,412 common shares for the purchase of Arsenal-Mania. The Registrant is currently in default of its payment of £50,000 due on April 10, 2011. The payments of £50,000 (due April 10, 2011) and £25,000 (due April 10, 2012) due following the first and second year anniversary date following the sale and transfer per the Purchase Agreement was secured by an Escrow Agreement. Mr. Hallonquist, President and CEO, put up his personal holdings of 487,500 shares of Play LA Inc. to secure these payments. The Registrant expects to default on the final payment of £25,000 (due April 10, 2012).

The URL’s of the foreign language websites are:

www.opciondeapuestas.com	www.guiaparaaprenderpoquer.com
www.vadslagningsguiden.com	www.guidedepoker.fr
www.puntasulgioco.com	www.guida-al-poker.com
www.daswettangebot.com	www.anleitungzumpoker.com
www.ie.pokernewsheadlines.com	www.guidetillpoker.com
www.fr.pokernewsheadlines.com	www.ro.pokernewsheadlines.com
www.no.pokernewsheadlines.com	www.dk.pokernewsheadlines.com
www.es.pokernewsheadlines.com

The operation of the sites are handled in house by management and contract specialists. The Registrant has translated and launched Bettingchoice and Guidetopoker in four additional European languages, each with local, relevant, unique content. This project effectively created the 8 sites already listed above, along with the original purchase of 2 websites, thus gave us 10 websites. With the additional purchase of Pokernewsheadlines and Arsenal-Mania, as well as others, the Registrant has a total of 20 websites in all.

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
  Data Collection. The Registrant will implement a sophisticated CRM application to track the most popular gaming content, player preferences, demographic information and other valuable information that will allow the Registrant to provide completely tailored advertising programs for its customers. The CRM system will collect data from within the advertising network
  Software development & enhancement. The Registrant will centralize software development and enhancement work relating to interactive advertising technologies such as in-context pop-ups and rich media capabilities.

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

The Company’s primary current and potential competitors include:

  Internet advertising networks such as 24/7 Real Media, ValueClick, Ad Pepper, and Burst Media;
  Internet advertising technology providers, including search engine optimization companies; and
  other performance-based Internet marketers, including affiliate networks. 365 Media Group and Football Media are large competitors which service the UK and Western European markets.

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

Overall, demand for gaming services in the European Union has been increasing. A recent independent report highlighted some of the key reasons for increased gaming demand.

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

According to Hitwise, the largest UK online gaming and lottery sites include:

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

Item 4A. unresolved staff comments

Not applicable

Item 5. operating and financial review and prospects

The company was formed in September 27, 2005. The following discussion is management’s assessment of factors and trends which are anticipated to have a material effect on our company’s financial condition and results of operations in future periods.

A. Operating Results

The following discussion and analysis of the Registrant’s financial condition and results of operations for the fiscal years ended December 31, 2011, and 2010 should be read in conjunction with the Registrant’s financial statements and related notes included in this registration statement in accordance with “Item 8 – Financial Information”. The Registrant’s financial statements included in this registration statement were prepared in accordance with United States generally accepted accounting principles.

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

For the years ended, December 31,

	2011	2010	2009	2008	2007
			(Restated)
REVENUE
Sales	$640,634	$709,484	$521,418	$543,696	$208,606
Cost of sales	(335,725)	(763,671)	(656,122)	(635,457)	-

Gross Profit	304,909	(54,187)	(134,704)	(91,761)	208,606

EXPENSES
Amortization	45,098	84,282	39,709	84,067	59,104
Editorial fees	-	-	-	-	43,546
Management fees	35,500	24,000	36,000	35,500	-
Professional fees	27,055	56,487	28,868	82,387	370,148
Investor relations fees	-	87,065	36,085	-	-
Goodwill impairment	-	39,403	-	-	-
Asset acquisition expense	-	118,280	-	-	-
General and administration fees	108,745	200,055	87,734	85,958	127,236
	216,398	609,572	228,396	287,912	600,034

Income/(loss) before other items	88,511	(663,759)	(363,100)	(379,673)	(391,428)

Other Items:
Interest on loans	(44,549)	(31,885)	(18,137)	-	-
Foreign exchange gain/(loss)	6,312	(10,337)	(4,604)	(22,302)	(2,089)
Amortization of debt discount	-	(350,000)	(296,960)	-	-
Interest income	30	54	70	2,669	11,971

Net profit/loss	$50,304	$(1,055,927)	$(682,731)	$(399,306)	$(381,546)

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Revenues

Revenue for the fiscal year ended December 31, 2011 was $640,664 compared to revenue of $709,484 for the fiscal year ended December 31, 2010. The decrease of $68,820 in revenue for the fiscal year ended December 31, 2011 was attributable to decrease in traffic generated by our websites and the advertising revenue they generated.

Operating Expenses

The Registrant’s operating expenses for the year ended December 31, 2011 were $216,398, compared to $609,518 for the year ended December 31, 2010. The decrease in operating expenses of $393,120 for the year ended December 31, 2011 was primarily due to the decrease in professional fees, investor relations fees, impairment of goodwill and general and administrative fees.

The Registrant’s professional fees for the year ended December 31, 2011 were $27,055, compared to $56,487 for the year ended December 31, 2010. The decrease in professional fees was $29,432 for the year ended December 31, 2011 as the Registrant did not have any new acquisitions that occurred in 2011.

The Registrant’s general and administrative expenses for the year ended December 31, 2011 were $108,745, compared to $318,281 for the year ended December 31, 2010. The decrease in general and administrative expenses of $209,536 for the year ended December 31, 2011 was due to a smaller amount of the stock based compensation expensed and the Registrant had less travelling expenses.

Net Profit/Loss

The Registrant’s net income for the year ended December 31, 2011 was $50,304, compared to a net loss of $1,055,927 for the year ended December 31, 2010. The increase was primarily due to the decrease in professional fees, decrease in interest on loans, decrease in investor relations fees, decrease in asset acquisition expense, decrease in stock based compensation expense, decrease in foreign exchange loss and the decrease in amortization of debt discount.

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

Operating Expenses

The Registrant’s operating expenses for the year ended December 31, 2010 were $609,572, compared to $228,396 for the year ended December 31, 2009. The increase in operating expenses of $381,176 was primarily due to a increase in investor relation fees, increase in depreciation and amortization, increased in professional fees, goodwill impairment and increased in asset acquisition expense and increased in our general and administration fees which consisted mainly of stock based compensation expenses for the year ended December 31, 2010.

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

Net Loss

The Registrant’s net loss for the year ended December 31, 2010 was $1,055,927, compared to $682,731 for the year ended December 31, 2009. The increase was primarily due to the increase in professional fees, increase in interest on loans, increase in investor relations fees, increase in asset acquisition expense, increase in stock based compensation expense, increase in foreign exchange loss and the increase in amortization of debt discount.

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

Operating Expenses

The Registrant’s operating expenses for the year ended December 31, 2009 were $228,326, compared to $287,912 for the year ended December 31, 2008. The decrease in operating expenses of $59,586 was primarily due to a decrease in professional fees expenses for the year ended December 31, 2009.

The Registrant’s professional fees for the year ended December 31, 2009 were $28,868, compared to $82,387 for the year ended December 31, 2008. The decrease in professional fees was $53,519 for the year ended December 31, 2009.

The Registrant’s general and administrative expenses for the year ended December 31, 2009 were $87,734, compared to $85,958 for the year ended December 31, 2008. The increase in general and administrative expenses of $1,776 for the year ended December 31, 2009 was primarily due to the increase in promotion and media related activities.

Net Loss

The Registrant’s net loss for the year ended December 31, 2009 was $682,731, compared to $399,306 for the year ended December 31, 2008. The increase was primarily due to the increase in amortization of debt discount.

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

B. Liquidity and Capital Resources

As at December 31, 2011, the Registrant had cash and cash equivalents in the amount of $34,276.

The Registrant had $615,521 in working capital deficit at December 31, 2011.

During the year ended December 31, 2010, the Registrant entered into a convertible promissory note payable. The note was for $350,000 with a shareholder of the Registrant. The note is unsecured and due on demand. The note bears an interest rate of 7% per annum. The note has an option for the holder to convert all or part of the principal and accrued interest thereon into common stock of the Company at $0.25 per share. The Company accrued interest expenses of $8,189 for the year ended December 31, 2010 and $24,500 for the year ended December 31, 2011

During the year ended December 31, 2009, the Registrant entered into two convertible promissory notes payable. One note was for $96,000 and the other note was for $200,000 with a shareholder of the Registrant. Both of the notes are unsecured and due on demand. The $96,000 note bears an interest rate of 10% per annum while the other note of $200,000 bears an interest rate of 7% per annum. The notes have an option for the holder to convert all or part of the principal and accrued interest thereon into common stock of the Company at $0.25 per share. The Company accrued interest expenses of $20,049 and $23,696 for the years ended December 31, 2011 and 2010, respectively. As at December 31, 2011, the Registrant has repaid the lender an aggregate of principal and interest totaling $190,000.

The Company estimates its operating costs for the next 12 months will include $85,000 for SEO and SEM services, hosting and technical services, $78,000 for content, web development and IT services, and $65,000 for office, administrative, business development, marketing and promotional services. There is no assurance that the Company will be able to obtain additional funding when needed, or that such funding, if available, can be obtained on terms acceptable to the Company.

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

During the year ended December 31, 2011, the CFO received $10,500 for compensation. The CEO received $25,000 for compensation. The other directors of the Registrant have agreed to wait before establishing compensation. Office equipment and rent is being provided to the Registrant by management at a nominal rate of $200 per month.

As of the date of this Form 20-F, the Registrant has 11,751,912 issued and outstanding common shares.

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

G. Safe Harbor

Not applicable.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Name	Age	Position	Other Reporting Companies In Canada or the United States
			Company	Position
David Hallonquist	55	President, Chief Executive Officer and Director	Nil	N/A
Steve W. Latham	49	Director	Nil	N/A
Roger R. Matthews	64	Director	Nil	N/A
H. Brian Cole	55	Director and C.F.O.	Nil	N/A
Jamie Lidstone	41	Director	Nil	N/A

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

Mr. Latham served as a Director of Chartwell Technology Inc., a leading online gaming software developer whose shares are publicly traded on the TSX Exchange under the symbol “CWH”, after Chartwell acquired Gateway Technology Inc. During his tenure with Chartwell Technology Inc. until May 2005, Mr. Latham assisted in raising financing.

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

Set out below is a summary of compensation paid during the Registrant’s most recently completed financial years to the Registrant’s Executive Officers:

Name And Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compen- sation ($)
		Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Awards		Payouts
					Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	Long Term Incentive Plan Payouts ($)
David Hallonquist	2011 2010 2009 2008 2007	$25,000 Nil Nil Nil Nil	Nil	Nil	25,000 50,000 25,000 Nil	Nil	Nil	Nil
Brian Cole	2011 2010 2009 2008 2007	$10,500 $24,000 $36,000 $32,500 $20,000	Nil	Nil	25,000 50,000 25,000 Nil	Nil	Nil	Nil

Options and Stock Appreciate Rights (SARs)

On April 17, 2009, the Board of Directors of the Registrant established a 2009 Restricted Stock/Option Plan to provide for the issuance of stock options to acquire an aggregate of up to 2,200,000 shares of its common stock. On May 15, 2009, the Board of Directors of the Registrant granted 1,200,000 stock options. These stock options have vested periods of 6 months over a two year period, with an exercise price of $0.40 per share and expires May 15, 2014. As of December 31, 2011, 830,000 stock options were exercisable and 370,000 stock options were cancelled. None of these stock options were exercised as of the year ended December 31, 2011.

On March 31, 2010, the Board of Directors of the Registrant granted 100,000 stock options. These stock options have vested periods of 6 months over a two year period, with an exercise price of $0.51 per share and expires March 30, 2015. As of December 31, 2011, 75,000 stock options were exercisable and 25,000 were not exercisable. None of these stock options were exercised as of the year ended December 31, 2011.

On May 03, 2010, the Board of Directors of the Registrant granted 150,000 stock options. These stock options have vested periods of 6 months over a two year period, with an exercise price of $0.51 per share and expires May 03, 2015. As of December 31, 2011, 18,750 stock options were exercisable and 6,250 were not exercisable. 125,000 stock options were cancelled. None of these stock options were exercised as of the year ended December 31, 2010.

On September 01, 2010, the Board of Directors of the Registrant granted 70,000 stock options. These stock options have vested periods of 6 months over a two year period, with an exercise price of $1.01 per share and expires September 01, 2015. As of December 31, 2011, all of the 70,000 were cancelled.

On October 01, 2010, the Board of Directors of the Registrant granted 10,000 stock options. These stock options have vested periods of 6 months over a two year period, with an exercise price of $1.01 per share and expires October 01, 2015. As of December 31, 2011, all of the 5,000 stock options were exercisable and 5,000 stock options were not exercisable. None of these stock options were exercised as of the year ended December 31, 2011.

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

The particulars of the stock option grants are set out in the following table as of December 31, 2011:

	Options			Exercise		Unexercised
	Granted	Date		Price	Vested	Options	Cancelled
	500,000	May 15, 2009	Directors	$0.40	500,000
	200,000	May 15, 2009	Officers	$0.40	200,000
	500,000	May 15, 2009	Consultants	$0.40	130,000		370,000
	50,000	Jan 19, 2010	Consultants	$0.51			50,000
	100,000	Mar 31, 2010	Consultants	$0.51	75,000	25,000
	150,000	May 03, 2010	Consultants	$0.51	18,750	6,250	125,000
	70,000	Sep 01, 2010	Consultants	$1.01			70,000
	10,000	Oct 01, 2010	Consultants	$1.01	5,000	5,000
TOTAL	1,580,000				928,750	36,250	615,000

The particulars of unexercised options, stock that has not vested and equity incentive plan awards for our named executive officers and directors are set out in the following table:

	Options Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
David Hallonquist	200,000	Nil	Nil	$0.40	May 15, 2014	Nil	N/A	Nil	Nil
Brian Cole	200,000	Nil	Nil	$0.40	May 15, 2014	Nil	N/A	Nil	Nil
Jamie Lidstone	100,000	Nil	Nil	$0.40	May 15, 2014	Nil	N/A	Nil	Nil
Roger Matthews	100,000	Nil	Nil	$0.40	May 15, 2014	Nil	N/A	Nil	Nil
Steve Latham	100,000	Nil	Nil	$0.40	May 15, 2014	Nil	N/A	Nil	Nil
TOTAL	700,000

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

D. Employees

As of December 31, 2011, the Registrant had two part-time staff, its C.E.O., David Hallonquist and its C.F.O., Brian Cole.

E. Share Ownership

The following table lists as of December 31, 2011, the share ownership of all of the Registrant’s directors and members of its administrative, supervisory and management bodies. The Registrant has only one class of shares issued and outstanding being, common shares, without par value, and all of the common shares have the same voting rights. The Registrant has 965,000 incentive stock options outstanding. None of the persons named in the following table hold any warrants to purchase shares of the Registrant.

Name and Position	Number of Shares Held	Percentage of Shares Held (%) (1)
David Hallonquist (2)	2,931,500	24.35%
Steve W. Latham (3)	87,500	0.68%
Roger R. Matthews (4)	87,500	0.68%
H. Brian Cole (5)	412,500	3.23%
Jamie Lidstone (6)	317,500	2.48%

(1)                 The percentage ownership positions are based on 11,751,912 shares outstanding plus 965,000 incentive stock options for a total of 12,761,912 as of December 31, 2011.

(2)                 David Halloquist has 2,510,500 shares outstanding plus 200,000 stock options

(3)                 Steve Latham has 100,000 stock options

(4)                 Roger Matthews has 100,000 stock options

(5)                 Brian Cole has 250,000 shares outstanding plus 200,000 stock options

(6)                 Jamie Lidstone has 230,000 shares outstanding plus 100,000 stock options

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The Registrant is a privately owned Tortola, British Virgin Islands company, the shares of which are owned by Canadian residents, U.S. residents and residents of other countries. As of December 31, 2011, the following parties had ownership of 5% or greater of the Registrant’s common shares, all of which have the same voting rights attached thereto as all other common shares of the Registrant (based on 11,751,912 shares outstanding plus 965,000 incentive stock option for a total of 12,761,912 in calculating the percentage held.)

Name	Number of Common Shares Held	Percentage of Common Shares Held
David Hallonquist (2)	2,510,500	19.67%
Chelten Ltd. (1)	6,380,000	49.99%

(1)	The shareholder of Chelten Ltd. is The Ringwood Trust. Beresford Trust & Corporate Services Limited is the Trustee of The Ringwood Trust. Each person who is a member of the following classes of persons and who is a non-resident of Canada for purposes of the Income Tax Act (Canada) is a Beneficiary of the Ringwood Trust:

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

As of December 31, 2011, the Registrant had 24 shareholders of record holding 11,751,912 shares. The number of record holders in the United States is 6, the portion of outstanding securities held in the United States is 2,635,500 shares or approximately 22.42%.

Other than as disclosed above, the Registrant is not aware of any other company, any foreign government or any other person, jointly or severally, that directly or indirectly controls the Registrant. The Registrant is not aware of any arrangements, the operation of which, may at a future date result in a change of control of the Registrant.

B. Related Party Transactions

During the year ended December 31, 2011, the Company paid rent of $2,400 (2010: $2,400, 2009: $2,400) for its office in Barbados to a company with a director in common.

Convertible Promissory Notes Payable

In 2009, the Company issued two convertible promissory notes totalling $296,960. One note at 10% interest rate per annum and the other note at 7% interest per annum with one of its shareholder. Each promissory note was convertible into shares of the Company’s common stock at a conversion rate equal to $0.25 per share at the option of the holder. The Company recognized and measured an aggregate of $296,960 of the proceeds which is equal to the intrinsic value of the imbedded amended beneficial conversion feature, to additional paid in capital and a discount against the note issued. The promissory notes are due on demand and unsecured. The Company accrued interest expenses of $20,049 and $23,696 for the years ended December 31, 2011 and 2010, respectively.

In 2010, the Company issued an additional convertible promissory note of $350,000 at 7% interest rate per annum to the same shareholder. The promissory note was convertible into shares of the Company’s common stock at a conversion rate equal to $0.25 per share at the option of the holder. The Company recognized and measured an aggregate of $350,000 of the proceeds, which is equal to the intrinsic value of the imbedded amended beneficial conversion feature, to additional paid in capital and a discount against the note issued. The promissory note is due on demand and unsecured. The Company accrued interest expenses of $24,500 and $8,189 for the year ended December 31, 2011 and 2010, respectively.

Amortization of the debt discount expenses of $350,000 and $296,960 were recorded during the years ended December 31, 2010 and 2009, respectively.

General Security Agreement

On April 16, 2011, the Company entered into a General Security Agreement with a lender of the Company. The agreement was registered on May 23, 2011 in favor of the lender to provide security for the outstanding notes payable made to the Company by the lender. New terms for the loans were established whereby the repayable amounts are set out as follows:

a.       Monthly interest and principal minimum payment of $10,000 shall commence beginning June 1, 2011 and shall be paid monthly thereafter

b.      The entire loan amount outstanding shall be repaid on the earlier of

i)        At the option of the Company, at any time after November 2011

ii)      36 months from the date of April 16, 2011

iii)    The date of demand by the shareholder in the event of the occurrence of an event of default under this agreement or change in the business of the Company

As at December 31, 2011, the Company has repaid the lender an aggregate of principal and interest totaling $190,000.

C. Interests of Experts and Counsel

Not applicable

Item 8. FINANCIAL INFORMATION

A. Financial Statements and Other Financial Information

Financial Statements filed as part of this registration statement:

Financial Statements of Play LA, Inc. for the years ended December 31, 2011 and 2010

Auditor’s Report of KR Margetson Ltd. dated March 29, 2012

Auditor’s Report of RBSM LLP dated July 14, 2011

Balance Sheets as at December 31, 2011 and 2010

Statements of Operations for the years ended December 31, 2011 and 2010

Statement of Stockholders’ Equity for the years ended December 31, 2011 and 2010

Statements of Cash Flows for the years ended December 31, 2011 and 2010

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

The following table sets forth for each quarter, for the last 2 years, the high and low bid prices per share of the Registrant’s common stock:

Quarter Ended	High	Low
March 31, 2009	0.40	0.25
Jun 30, 2009	0.40	0.40
Sep 30, 2009	0.42	0.31
Dec 31, 2009	0.51	0.40

Quarter Ended	High	Low
March 31, 2010	0.54	0.42
Jun 30, 2010	1.05	0.50
Sep 30, 2010	1.05	0.85
Dec 31, 2010	1.01	1.01

Quarter Ended	High	Low
March 31, 2011	1.01	1.00
Jun 30, 2011	1.00	1.00
Sep 30, 2011	1.00	1.00
Dec 31, 2011	0.90	0.25

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

Phase 1 62,500 common shares and EUR 30,000

Phase 2 62,500 common shares and EUR 20,000

Phase 3 62,500 common shares

Phase 4 62,500 common shares

The Registrant has terminated its consulting agreement with Thorsten Koster effective June 7, 2011 for non-performance. Only Phase 1 of the agreement was paid. In accordance to the amended agreement, Mr. Koster was required to reimburse the Registrant 70,000 EUR upon receipt of the termination notice. 187,500 common shares issued to Mr. Koster was cancelled and returned to treasury.

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

Management assessed the effectiveness of the Registrant's internal control over financial reporting as of December 31, 2011. In making this assessment, it used the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the Registrant’s assessment, management has concluded that as of December 31, 2011, the Registrant's internal control over financial reporting is effective based on those criteria.

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

Item 16B. CODE OF ETHICS

The Registrant has not adopted a formal written Code of Business Conduct. Management is considering various draft codes of business conduct and expects that one will be adopted by the Registrant during its fiscal year ended December 31, 2012.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The Registrant’s audit fee for the year ended 2011 was $10,000 and for the year ended 2010 was $14,500.

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

Index to Financial Statements

Financial Statements of Play LA, Inc. for the years ended December 31, 2011 and 2010

Auditor’s Report of KR Margetson Ltd. dated March 29, 2012

Auditor’s Report of RBSM LLP dated July 14, 2011

Balance Sheets as at December 31, 2011 and 2010

Statements of Operations for the years ended December 31, 2011 and 2010

Statement of Stockholders’ Equity for the years ended December 31, 2011 and 2010

Statements of Cash Flows for the years ended December 31, 2011 and 2010

Note to Financial Statements

PLAY LA INC.

FINANCIAL STATEMENTS

December 31, 2011

K. R. MARGETSON LTD. Chartered Accountants

331 East 5th Street Tel 604.929.0819

North Vancouver BC Fax: 1.877.874.9583

V7L 1M1

Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of

Play LA Inc.:

We have audited the balance sheet of Play LA Inc. as of December 31, 2011 and the related statement of operations, equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit, these financial statements referred to above present fairly, in all material respects, the financial position of Play LA Inc. as of December 31, 2011 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements referred to above have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the continuance of the Company is dependent on its future profitability and the ongoing support of its stockholders, affiliates and creditors. Management’s plans as tot these matter are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ K. R. MARGETSON LTD.

 Chartered Accountants

North Vancouver BC

March 29, 2012

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

/s/ RBSM LLP

New York, New York

July 14, 2011

Play LA Inc.

Balance Sheets

December 31, 2011 and 2010

	December 31,	December 31,
	2011	2010
ASSETS

Current assets
Cash and cash equivalents	$34,276	$106,673
Accounts receivable	78,110	90,716
Total current assets	112,386	197,389

Equipment, net (Note 5)	356	711

Other assets
Goodwill (Note 4)	119,009	119,009
Other intangible assets, net (Note 4)	99,854	143,939
	218,863	262,948

TOTAL ASSETS	$331,606	$461,048

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Accounts payable & accrued liabilities (Note 6)	$209,163	$311,330
Convertible notes payable - related party (Note 8)	518,744	646,960

Total liabilities	727,907	958,290

STOCKHOLDERS' EQUITY (Note 7)
Common stock, no par value, 50,000,000 shares authorized,
11,751,912 and 11,939,412 issued and outstanding	1,293,875	1,389,500
(as of December 31, 2011 and 2010, respectively)
Additional paid in capital	852,533	801,896
Accumulated deficit	(2,503,377)	(2,533,681)
Other comprehensive loss	(39,332)	(39,332)
Treasury stock	-	(95,625)
	(396,301)	(497,242)

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$331,606	$461,048

The accompanying notes are an integral of these financial statements

Play LA Inc.

Statements of Operations

For the Two Years Ended December 31, 2011 and 2010

	December	December
	2011	2010

REVENUE
Sales	$640,664	$709,484
Cost of sales	(335,725)	(763,671)

Gross Profit	304,939	(54,187)

EXPENSES
Depreciation and Amortization	45,098	84,282
Management fees	35,500	24,000
Professional fees	27,055	56,487
Investor relations fees	-	87,065
Goodwill impairment	-	39,403
General and administration fees	108,745	318,281
	216,398	609,518

Gain/(Loss) from operations	88,541	(663,705)

OTHER EXPENSES:
Interest on loans	(44,549)	(31,885)
Amortization of debt discount	-	(350,000)
Foreign currency exchange gain	6,312	-

Net income loss	50,304	(1,045,590)
Other comprehensive item
Foreign currency translation loss	-	(10,337)
Net income (loss) and comprehensive income (loss) for the year	$50,304	$(1,055,927)

Basic earnings (loss) per share	$.004	$(.09)
Diluted earnings (|loss) per share	$.003	$(.09)

Weighted average number of shares outstanding Basic	11,719,912	11,886,718
Diluted	16,153,032	-

The accompanying notes are an integral of these financial statements

Play LA Inc.

Statements of Stockholder’s Equity

For the Years Ended December 31, 2011 and 2010

					Accumulated
	Common Stock		Additional	Accumulated	Comprehensive	Treasury
	Shares	Amount	Paid In	Deficit	Loss	Stock	Total

Balance, December 31, 2009	11,550,000	$ 1,190,900	$ 323,267	$ (1,508,091)	$ (28,995)	$ -	$ (22,919)

Fair value of vested options issued	-	-	128,629	-	-	-	128,629
Common stock issued for services at $0.51	139,412	71,100	-	-	-	-	71,100
Common stock issued for services at $0.51	250,000	127,500	-	-	-	(95,625)	31,875
Beneficial conversion feature	-	-	350,000	-	-	-	350,000
Net comprehensive loss for the year	-	-	-	(1,045,590)	(10,337)	-	(1,055,927)
Balance, December 31, 2010	11,939,412	$ 1,389,500	$ 801,896	$ (2,553,681)	(39,332)	$ (95,625)	$ (497,242)

Fair value of vested options issued	-	-	50,637	-	-	-	50,637
Common stock cancelled	(187,500)	(95,625)	-	-	-	95,625	-
Net loss for the year	-	-	-	50,304	-	-	50,304
Balance, December 31, 2011	11,751,912	$ 1,293,875	$ 852,533	$ (2,503,377)	(39,332)	$ -	$ (396,301)

The accompanying notes are an integral of these financial statements

Play LA Inc.

Statements of Cash Flows

For the Two Years Ended December 31, 2011 and 2010

	December 31,	December 31,
	2011	2010

Cash flows from operating activities
Net income/(loss)	$50,304	$(1,045,590)
Adjustments to reconcile net cash flows from operating activities
Depreciation and amortization	45,098	84,282
Impairment of goodwill	-	39,403
Shares issued for services	-	31,875
Amortization of debt discount	-	350,000
Stock options expense	50,637	128,629
Changes in operating assets and liabilities
Accounts receivable	12,606	(46,380)
Accounts payable	(102,168)	158,766
Net cash flows used in operating activities	56,477	(299,015)

Cash flows from investing activities
Capital assets - computers	-	(1,066)
Payment for intangible assets	(658)	(1,500)
Net cash flows used in investing activities	(658)	(2,566)

Cash flows from financing activities
Repayment of notes payable	(128,216)	-
Proceeds from notes payable	-	350,000
Net cash flows used in financing activities	(128,216)	350,000

Effect of translation on cash	-	(10,337)
Net increase(decrease) in cash	(72,397)	38,082

Cash and cash equivalents, beginning of period	106,673	68,591

Cash and cash equivalents, end of period	$34,276	$106,673

Supplemental disclosure:
Interest paid on notes	$44,549	$31,885
Interest tax paid	-	-

Non-cash financing and investing activities:
Common stock issued for purchase of assets	$-	$71,100
Beneficial conversion feature on convertible promissory notes	$-	$350,000

The accompanying notes are an integral of these financial statements

Play LA Inc.

Notes to the Financial Statements

December 31, 2011 and 2010

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

The Company has incurred net income from operations of $50,304 for the year ended December 31, 2011 but has an accumulated deficit of $2,503,377 as at December 31, 2011. The Company's ability to continue as a going concern is in substantial doubt and is dependent upon obtaining additional financing and/or achieving a sustainable profitable level of operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. The Company may seek additional funding in the form of equity financing from the sale of common stock and/or seek to obtain short-term loans in order to support existing operations and expand the range of its business. There is no assurance that such additional funds will be available for the Company on acceptable terms, if at all. The issuances of additional equity securities by the Company would result in a dilution in the equity interests of its current stockholders. There are no current arrangements in place for equity funding or short term loans.

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

(d) Accounts receivable and allowance for doubtful accounts

Accounts receivable are recorded net of allowances for doubtful accounts and reserves for returns. In the normal course of business, the Company extends credit to customers that satisfy predefined credit criteria. The Company is required to estimate the collectability of its receivables. Allowances for doubtful accounts are established through the evaluation of accounts receivable aging and prior collection experience to estimate the ultimate realization of these receivables. At December 31, 2011 and 2010, management determined that no allowance was necessary.

(e) Equipment

Equipment is capitalized and amortized over its estimated useful life of 3 years on a straight line basis.

(f) Intangible Assets

Intangible assets with indefinite lives are not amortized but rather are tested at least annually for impairment. Intangible assets with definite lives are amortized over their estimated useful life as follows:

Source code	2 years
URL	10 years
Web-site contents	5 years
Subscribers list	1 year
Client accounts	2 years
Trade name	2 years

(g) Goodwill

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

We perform our annual goodwill impairment test as at year end and monitor for interim triggering events on an ongoing basis. Goodwill is reviewed for impairment utilizing a two-step process. The first step requires us to compare the fair value of each reporting unit, which we primarily determine using an income approach based on the present value of discounted cash flows, to the respective carrying value, which includes goodwill. If the fair value of the reporting unit exceeds its carrying value, the goodwill is not considered impaired. If the carrying value is higher than the fair value, there is an indication that impairment may exist and the second step is required. In step two, the implied fair value of goodwill is calculated as the excess of the fair value of a reporting unit over the fair values assigned to its assets and liabilities. If the implied fair value of goodwill is less than the carrying value of the reporting unit, then impairment exists. At December 31, 2011, management has determined that there was no impairment. At December 31, 2010, there was an impairment of $39,403.

(h) Long-Lived Assets Impairment Other Than Goodwill

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

(i) Fair Value of Financial Instruments

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

(j) Comprehensive Income

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

(k) Income Taxes

The company is registered in the British Virgin Islands and will not be conducting business in the United States.  It is therefore not subject to or liable for any United States income taxes. Currently there is no income tax in the British Virgin Islands.

(l) Revenue Recognition

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

The Company’s revenues for the year ended December 31, 2011 consisted of revenues from advertisement services. The company currently utilizes various types of advertising models to generate revenue as follows: 1) flat rate paid advertising campaigns; 2) paid Sponsorship campaigns; 3) CPA (performance based) campaigns and 4) CPM (cost per thousand viewers) . The company enters into short term paid and sponsorship advertising contracts, for periods of one to three months. The company collects the payments for flat rate and sponsorship campaigns in advance of running the campaigns and revenue is recognized ratably over the campaign period.  The Company collects the payments for CPA and CPM campaigns within 30 days after each month-end results.  Revenue is recognized for CPA and CPM campaigns when a contract has been signed, the fee is fixed and determinable, delivery of the service has occurred, and the collection is probable.

(m) Advertising Expenses

The Company expenses advertising costs as incurred. The Company incurred no advertising expenses as of December 31, 2011 and 2010.

(n) Net Loss per Share

Basic net loss per share (“EPS”) is based on the weighted average number of common shares outstanding and diluted EPS is based on the weighted average number of common shares outstanding and dilutive common stock equivalents. Basic EPS is computed by dividing net loss (numerator) applicable to common stockholders by the weighted average number of common shares outstanding (denominator) for the period. All EPS presented in the financial statements are basic EPS as defined by Accounting Standards Codification 260, "Earnings Per Share". No diluted earnings per share are disclosed when the effect would be anti-diluted.

In 2011 there are 4,431,120 potentially dilutive securities outstanding in the form of options outstanding and convertible promissory notes (Nil in 2010).

All per share and per share information are adjusted retroactively to reflect stock splits and changes in par value. Fully diluted shares outstanding were 16,153,032 and 11,886,718 for the years ended December 31, 2011 and 2010, respectively.

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

The Company’s revenues earned from advertising for the year ended December 31, 2011 includes 21%, 19% and 14% of the Company’s total revenues from three customers. Two of these three customers represent 18% and 16% of Company’s accounts receivable. For the year ended December 31, 2010, 25% and 12% of the Company’s total revenues were earned from two customers. These two customers represented 18% and 9% of the Company’s accounts receivable for the year ended December 31, 2010.

(p) Foreign Currency Conversion

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

(q) Related Parties

Related parties are affiliates of the enterprise; entities for which investments are accounted for by the equity method by the enterprise; trusts for the benefit of employees, such as pension and profit-sharing trusts that are managed by or under the trusteeship of management; principal owners of the enterprise; its management; members of the immediate families of principal owners of the enterprise and its management; and other parties with which the enterprise may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. Another party also is a related party if it can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

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

As at December 31, 2011, there were outstanding stock options to purchase 965,000 shares of common stock, of which 928,750 shares were vested. As at December 31, 2010, there were outstanding stock options to purchase 1,260,000 shares of common stock, of which 822,500 shares were vested.

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

Note 4 – Intangible Assets

Intangible assets consist of the following:

	December 31, 2011
		Accumulated
	Cost	Amortization	Net

Source code	$19,615	$19,615	$-
URL	50,573	17,549	33,024
Web-site content	178,456	111,626	66,830
Subscribers list	56,845	56,845	-
Client accounts	98,070	98,070	-
Trade name	7,846	7,846	-
	$411,405	$311,551	$99,854

	Cost	Impairment	Net

Goodwill	158,412	39,403	119,009
	$569,817	$350,954	$128,863

	December 31, 2010
		Accumulated
	Cost	Amortization	Net

Source code	$19,615	$19,615	$-
URL	49,915	12,497	37,417
Web-site content	178,456	75,934	102,522
Subscribers list	56,845	52,845	4,000
Client accounts	98,070	98,070	-
Trade name	7,846	7,846	-
	$410,747	$266,808	$143,939

	Cost	Impairment	Net

Goodwill	156,912	39,403	119,009
	$569,159	$306,211	$262,948

During the years ended December 31, 2011 and 2010, amortization expenses charged to operations was $44,743 and $84,282, respectively.

The estimated amortization expense is as follows for each of the years ending December 31:

2012	$30,288
2013	25,057
2014	25,057
2015	6,657
2016	5,057
Thereafter	7,738
Total	$99,854

Note 5 - Equipment

Equipment consists of the following:

	December 31, 2011
		Accumulated
	Cost	Depreciation	Net

Computer	$1,066	$710	$356

	December 31, 2010
		Accumulated
	Cost	Depreciation	Net

Computer	$1,066	$355	$711

During the years ended December 31, 2011 and 2010, depreciation expenses charged to operations was $355 and $355, respectively.

Note 6 – Accounts payable and accrued expenses

Accounts payable and accrued expenses consist of the following:

	December 31,
	2011	2010
Accounts payable	$10,618	$116,137
Payable for assets acquired	115,875	116,025
Accrued Interest	32,786	50,021
Deferred revenue	39,884	15,647
Accrued liabilities	10,000	13,500
Total	$209,163	$311,330

Note 7 - Common Stock

During the year ended December 31, 2011, the Company cancelled 187,500 common shares issued for services rendered at $0.51 per share for the total amount of $95,625, and returned the shares back to treasury.

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

Note 8 - Related Party Transactions

During the twelve months ended December 31, 2011 and 2010, the Company paid rent of $2,400 and $2,400, respectively, for its office in Barbados to a company with a director in common.

During the twelve months ended December 31, 2011 and 2010, the company paid $35,500 and $24,000, in management fees respectively to officers of the company.

Convertible Promissory Notes Payable

In 2009, the Company issued two convertible promissory notes totalling $296,960. One note at 10% interest rate per annum and the other note at 7% interest per annum with one of its shareholder. Each promissory note was convertible into shares of the Company’s common stock at a conversion rate equal to $0.25 per share at the option of the holder. The Company recognized and measured an aggregate of $296,960 of the proceeds which is equal to the intrinsic value of the imbedded amended beneficial conversion feature, to additional paid in capital and a discount against the note issued. The promissory notes are due on demand and unsecured. The Company accrued interest expenses of $20,048 and $18,137 for the years ended December 31, 2011 and 2010, respectively. At December 31, 2011, one of convertible promissory notes totalling $96,960 has been repaid. The other convertible promissory note has a remaining principal balance of $168,744 at December 31, 2011.

In 2010, the Company issued an additional convertible promissory note of $350,000 at 7% interest rate per annum to the same shareholder. The promissory note was convertible into shares of the Company’s common stock at a conversion rate equal to $0.25 per share at the option of the holder. The Company recognized and measured an aggregate of $350,000 of the proceeds, which is equal to the intrinsic value of the imbedded amended beneficial conversion feature, to additional paid in capital and a discount against the note issued. The promissory note is due on demand and unsecured. The Company accrued interest expenses of $24,500 and $8,189 for the year ended December 31, 2011 and 2010, respectively.

Amortization of the debt discount expenses of $350,000 and $296,960 were recorded during the years ended December 31, 2010 and 2009, respectively.

Summary of notes payable

		Accrued
Loan	Loan	Interest		Amount
Date	Amount	to date	Total	Paid	Outstanding
Jan 26 09	96,960	24,793	121,753	121,753	-
May 08 09	200,000	37,088	237,088	68,247	168,841
Aug 31 10	350,000	32,689	382,689	-	382,689

	$646,960	$94,570	$741,530	$190,000	$551,530

General Security Agreement

On April 16, 2011, the Company entered into a General Security Agreement with a lender of the Company. The agreement was registered on May 23, 2011 in favor of the lender to provide security for the outstanding notes payable made to the Company by the lender. New terms for the loans were established whereby the repayable amounts are set out as follows:

c.       Monthly interest and principal minimum payment of $10,000 shall commence beginning June 1, 2011 and shall be paid monthly thereafter

d.      The entire loan amount outstanding shall be repaid on the earlier of

iv)     At the option of the Company, at any time after November 2011

v)      36 months from the date of April 16, 2011

vi)     The date of demand by the shareholder in the event of the occurrence of an event of default under this agreement or change in the business of the Company

As at December 31, 2011, the Company has repaid the lender an aggregate of principal and interest totaling $190,000.

Note 9 - Stock Options

The following table summarizes the options outstanding and the related prices for the shares of the Company’s common stock issued as at December 31, 2011:

		Options Outstanding			Options Exercisable
Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
Exercise	Number	Contractual	Excerise	Number	Exercise
Prices	Outstanding	Life (years)	Price	Exercisable	Price
$0.40 - $1.01	965,000	2.47	$0.41	928,750	$0.41

Transactions involving stock options issued are summarized as follows:

	Number of	Weighted Average
	Options	Exercise Price

Outstanding at December 31, 2009:	1,200,000	0.40
Granted	380,000	0.62
Exercised	-	-
Expired	(320,000)	0.42
Outstanding at December 31, 2010:	1,260,000	$0.46
Granted	-	-
Exercised	-	-
Expired	(295,000)	0.59
Outstanding at December 31, 2011	965,000	$0.42

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

For the 2009 stock options, the Company recognized $19,688 in compensation expense associated with the stock options as of December 31, 2011 and $99,972 in compensation expense for the period ended December 31, 2010.

During the year ended December 31, 2010, the Board of Directors of the Company granted an aggregate of 380,000 stock options to consultants. The underlying stock options expire in 5 years or on the Optionee’s termination date with the Company plus 30 days, as to the vested portion only on the date of termination as follows. The stock options are vested every 6 months starting from the grant date for a period of 2 years. After the 2 years, the stock options are fully vested. The Company recognized $28,657 in compensation expense associated with the stock options granted during the year ended December 31, 2010 and recognized $30,970 in compensation expense for the period ended December 31, 2011.

In accordance to the Company’s stock option plan, an optionee may exercise his options at anytime within 30 days following the termination of the optionee’s relationship with the Company. An aggregate of 295,000 and 320,000 unexercised stock options from consultants that no longer provide services to the Company were forfeited during the year ended December 31, 2011 and 2010, respectively.

Note 10 – Commitments and Contingencies

Service Agreement

Play LA Inc. has a service agreement with On a Roll Media Inc. to have On A Roll Media supply website development, maintenance, content, translation, marketing and technical support services for Play LA Inc. The companies do not share common officers or directors nor do they hold shares of the other.  As of December 31, 2010, the Company owed On A Roll Media $Nil (2010- $109,720). The initial On A Roll Media services agreement would have ended on January 31, 2008, but has been renewed by a renewal agreement dated February 18, 2008.

 The renewal agreement has been extended to February 14, 2012, unless terminated earlier by mutual agreement of the parties. During the years ended December 31, 2011 and 2010, Play LA Inc. paid On A Roll Media Inc. $300,148 and $751,156, respectively for these services.

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

a.       Issuance of 139,412 shares in the capital stock of the Company to the value of $71,100 (£45,000)

b.      Payment of £20,000 30 days after the closing

c.       Payment of £20,000 60 days after the closing

d.      Payment of £20,000 90 days after the closing

e.      Payment of £50,000 or 25% of the website net operating profits for the 1st year period following closing, whichever is greater, within 45 days of the 1st anniversary of the closing

f.        Payment of £25,000 or 15% of the website net operating profits for the 2nd year period following closing, whichever is greater, within 45 days of the 2nd anniversary of the closing

Payment of the balance of the purchase price was secured by an escrow agreement. During the year ended December 31, 2011, the Company is in default of its payment of $77,250 (£50,000) to Chongster Ltd. which was due April 10, 2011. The Company is subject to a penalty interest rate of 4% above the Bank of London prime rate of 0.5%. The interests are accrued. During the year ended December 31, 2010, the Company paid $92,816 (£60,000) in respect to the cash portion of the agreement and has issued 139,412 common shares of the Company which was valued at $71,100. Items a, b, c, and d were satisfied and completed. The balance of $115,875 (£75,000) of which $77,250 (£50,000) was due April 10, 2011 and a further $38,650 (£25,000) is due April 10, 2012 is shown in the accounts payable and accrued liabilities. Total interest accrued on loan balance at year end is $3,472 which is also included in accounts payables.

Note 11 - Subsequent Events

The Company evaluated subsequent events and there were none to report.

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

4.2 Agreement with Glen Etive Capital dated May 1, 2007 filed on Form 20-F August 24, 2007

4.3 Agreement with Glen Etive Capital dated January 11, 2008 filed on Form 20-F May 21, 2008

4.4 Agreement with On A Roll Media Inc. dated February 18, 2008 filed on Form 20-F July 1, 2008

4.5 Play LA 2009 Restricted Stock/Option Plan dated April 27, 2009 filed on Form S-8 April 28, 2009

4.6 Agreement with On A Roll Media Inc. dated February 15, 2010 filed on Form 20-F April 20, 2010

4.7 Agreement with Thorsten Koster dated April 15, 2010 filed on Form 20-F April 20, 2010

4.8 Amended Agreement with Thorsten Koster dated February 21, 2011 Form 20-F July 14, 2011

10.1 Purchase Agreement with Paul Sandells dated January 18, 2010 filed on Form 6K January 18, 2010

10.4 Purchase Agreement with Chongster Ltd. Dated February 24, 2010 filed on Form 6K February 24, 2010

10.5 Amended Purchase Agreement with Paul Sandells dated August 25, 2010 filed on Form 20-F July 14, 2011

10.6 GSA with Chelten Limited dated April 16, 2011 filed on Form 20-F July 14 2011

12.1 Section 302 Certification of CEO*

12.2 Section 302 Certification of CFO*

13.1 Section 906 Certification of CEO*

13.2 Section 906 Certification of CFO*

*Filed herewith

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PLAY LA INC.

Dated: April 2, 2012

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