Form 20-F/A
period 2011-12-31
PLAY LA INC.
filed 2012-10-17
CIK 1378553

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

Amendment No. 1

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the Fiscal Period Ended December 31, 2011

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For transition period from __________ to __________

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.
Date of event requiring this shell company report __________

Commission File Number:  000-52311

PLAY LA INC.
(Exact name of Registrant as specified in its charter)

TORTOLA, BRITISH VIRGIN ISLANDS
(Jurisdiction of incorporation or organization)

Unit 92
171 Main Street, Road Town, Tortola, BVI VG1110
(Address of principal executive offices)

daveh@playlainc.com	David Hallonquist
(Email address of Contact Person)	(Name of Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:  None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Stock, No Par Value	OTC-BB
(Title of Class)	(Exchange on which registered)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

Number of outstanding shares of each of the Registrant’s classes of capital or common stock as of December 31, 2011:  11,751,912 Common Shares Without Par Value

Indicate by check mark whether the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐ Yes                                ☒ No

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐ Yes                                ☒ No

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
☒ Yes                                ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
☒ Yes                                ☐ No

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer ❒                                           Accelerated filer ❒                                Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
By the International Accounting Standards Board ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17                      ☐ Item 18

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes                                ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the Registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by court.

☐ Yes                               ☐ No

NOTICE TO READER

The purpose for filing this Amended Form 20-F is to include additional information to support the operating results and financial review of the company as originally filed on April 4, 2012. Although additional information has been added, there has been no changes made to the original stated operating results and financial statements in the April 4, 2012 Form 20-F.

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

PART I

Item 1.                      IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.           Directors and Senior Management

Not applicable

B.           Advisers

Not applicable

C.           Auditors

Effective November 22, 2011, Play LA Inc. changed its principal independent accountants, RBSM LLP (“RBSM”).  On such date, RBSM was terminated from serving as the Company’s independent registered public accounting firm and the Registrant retained KR Margetson Ltd. (“Margetson”), as its principal independent accountants.  The decision to change accountants was approved by the Registrant’s Board of Directors.

RBSM was the independent registered public accounting firm for the Registrant from March 15, 2011 until November 22, 2011.  RBSM’s report on the Registrant’s financial statements for the fiscal year ended December 31, 2010 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principle, except that the report of RBSM on the Registrant’s financial statements for the fiscal year 2010 contained an explanatory paragraph which noted that there was substantial doubt about the Registrant’s ability to continue as a going concern.

During the fiscal year ended December 31, 2010, and the subsequent interim period through November 22, 2011, there were no disagreements between the Registrant and RBSM LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to RBSM LLP’s satisfaction, would have caused them to make reference to the subject matter of the disagreement in connection with their reports on the financial statements of the Registrant for such years. During the year ended December 31, 2010 and through November 22, 2011, there were no reportable events, as defined in Item 304(a)(1)(v) of Regulation S-K.

The Registrant has provided RBSM LLP with a copy of the foregoing disclosures.  A copy of the letter from RBSM LLP, dated November 22, 2011, stating their agreement with such statements have been filed on Form 6-K filed on November 23, 2011 with the Security Exchange and Commission.

On November 22, 2011 (the “Engagement Date”), the Registrant engaged Margetson as its independent registered public accounting firm for the Registrant’s fiscal year ended December 31, 2011.  The engagement of Margetson as the Registrant’s independent registered public accounting firm was approved by the Audit Committee of the Registrant’s Board of Directors.

During the two most recent fiscal years and through the Engagement Date, the Registrant has not consulted with Margetson regarding either:

1.	the application of accounting principles to any specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Registrant’s financial statements;

2.
neither a written report was provided to the Registrant nor oral advice was provided that Margetson  concluded was an important factor considered by the Registrant in reaching a decision as to the accounting, auditing or financial reporting issue; or

3.
any matter that was either the subject of a disagreement (as defined in paragraph (a)(1)(iv) of Item 304 of Regulation S-K and the related instructions thereto) or a reportable event (as described in paragraph (a)(1)(v) of Item 304 of Regulation S-K).

The prior auditors for the Registrant were Peterson Sullivan, PLLC, of Suite 2300, 601 Union Street, Seattle, Washington, 98101, USA for the Registrant’s December 31, 2005, 2006 and 2007 year end.

Jewett Schwartz Wolfe and Associates of 200 South Park, Suite 150, Hollywood, Florida, 33021 USA were the Company’s auditors for the December 31, 2008 and 2009 year end.  On March 15, 2011, Jewett Schwartz Wolfe and Associates advised the Registrant that its audit practice was acquired by RBSM LLP.  RBSM LLP is located at 5 West 37th Street, 9th Floor, New York, NY 10018, and were the auditors for the Registrant’s December 31, 2010 year end.

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

	Period from	Period from	Period from	Period from	Period from
	Jan 1, 2007 to	Jan 1, 2008 to	Jan 1, 2009 to	Jan 1, 2010 to	Jan 1, 2011 to
	Dec 31, 2007	Dec 31, 2008	Dec 31, 2009	Dec 31, 2010	Dec 31, 2011

Amounts in Accordance with US GAAP (presented in U.S. dollars):
Total Assets	$778,861	$381,614	$330,552	$461,048	$331,606
Net working capital	$397,487	$71,259	(240,544)	(760,901)	(615,521)
Share capital	$1,186,150	$1,181,150	$1,217,207	$2,191,396	$2,095,771
Shareholders’ Equity	$731,101	$326,795	$(22,919)	$(497,242)	$(396,301)
Loss (from operations)	$381,546	$399,306	$363,030	$663,705	$(88,541)
Loss per share (basic and diluted)	$0.03	$0.03	$0.06	$0.09	$(0.004)
Weighted average number of common shares (basic and diluted)	11,438,384	11,761,803	11,527,534	11,886,718	11,719,912

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

➢	Continuing to invest in advertising technology and technology platforms which are robust and scalable.

➢	Partnering with online affiliate marketing networks to maximize delivery of new customers to advertisers

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

The Company’s primary current and potential competitors include:

▪	Internet advertising networks such as 24/7 Real Media, ValueClick, Ad Pepper, and Burst Media;

▪	Internet advertising technology providers, including search engine optimization companies; and

▪	other performance-based Internet marketers, including affiliate networks. 365 Media Group and Football Media are large competitors which service the UK and Western European markets.

The Company also competes with large Internet companies and traditional media for a share of advertisers' overall marketing budgets, including:

▪	website publishers with their own sales forces that sell their advertising space directly to advertisers;

▪	major Internet portals and search engine companies with advertising networks such as Google and Yahoo!; and

▪	direct marketing, television, radio, cable and print companies.

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

1 Data from EU Study Provided – did not have the name

▪	Increases in discretionary income of the population and a growing portion of the discretionary income being allocated to leisure and entertainment activities.

▪
Governments at the local and national level have shown a willingness to authorize gaming due to increased social acceptance of gaming, to reduce illegal and unregulated gaming activities and as a means of increasing tax bases and economic activity in the region.

▪	A shift in society’s attitude towards gaming and the associated mainstream acceptance.

▪	Increased penetration of computers, broadband Internet, and mobile and wireless communications making gaming opportunities available to a wider audience.

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

According to Hitwise3, the largest UK online gaming and lottery sites include:

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

3 http://www.hitwise.com

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

Company management also intends to target Italy, Spain, Portugal, and Scandinavian Countries such as Denmark, Norway, Sweden and Finland.

Internet Penetration

Similar to the statistics for the United Kingdom, Western European countries also show significant growth in internet penetration amongst the population:

	Population	Internet Users,	Penetration
	(2010 Est. )	Latest Data	(% Population))
Denmark	5,515,575	4,750,500	86.1%
Finland	5,255,695	4,480,900	85.3%
France	64,768,389	44,625,300	68.9%
Germany	82,282,988	65,123,800	79.1%
Ireland	4,622,917	3,042,600	65.8%
Italy	58,090,681	30,026,400	51.7%
Netherlands	16,783,092	14,872,200	88.6%
Portugal	10,501,051	7,782,760	74.1%
Spain	46,505,963	29,093,984	62.6%
Sweden	9,076,757	8,397,900	92.5%

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

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Revenues

Revenue for the fiscal year ended December 31, 2011 was $640,664 compared to revenue of $709,484 for the fiscal year ended December 31, 2010.  The decrease of $68,820 in revenue for the fiscal year ended December 31, 2011 was attributable to decrease in traffic generated by our websites and the advertising revenue they generated. Our website traffic was negatively impacted by the Google Panda search results ranking algorithm that was initially released in February, 2011. The Panda Update aimed to change the search rankings of websites that had lower quality content, and increase the search rankings of websites that had higher quality content. Websites that had a large amount of advertising were also negatively affected. The Panda Update reportedly affected 12% of all search results. Although our websites contained quality content, we also carried substantial advertising. We relied on Google search results to deliver our website traffic, and as our rankings for certain keywords dropped, so did our website traffic. The overall result during 2011 was a 42% drop in traffic, which resulted in a 9.7% drop in revenues. The revenues did not drop equally with the drop in traffic due primarily to two factors: 1) our CPM rate charged to advertisers increased from 2010 to 2011 because the quality of our traffic was improving from our higher quality content we were producing and 2) our trailing performance based advertising revenues from late 2010 delivered above average results into 2011.

Cost of Sales

The cost of sales for the fiscal year ended December 31, 2011 was $335,725 compared to cost of sales of $763,671 for the fiscal year ended December 31, 2010.  The decrease of $427,946 for the fiscal year ended December 31, 2011 was due to the fact that the Company cancelled the services it outsourced to On A Roll Media Inc. as of June 1st, 2011. The services cancelled included General Operations Management, website development, website marketing, system administration, CMS programming, search marketing, content production and translation services. The company made the decision to drastically cut these services after experiencing the severe downturn in website traffic resulting from the Google Panda Update. The Company subsequently contracted limited content writing, translation and web development from independent writers and translators found through online contractor websites, for the remainder of the year. The Company brought the administration of the websites in house as of June 1, 2011. The cancellation of services resulted in a decrease in our Cost of Sales of approximately $61,000 per month from June through to December.

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

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Revenues

Revenue for the fiscal year ended December 31, 2010 was $709,484 compared to revenue of $521,418 for the fiscal year ended December 31, 2009.  The increase of $188,066 in revenue for the fiscal year ended December 31, 2010 was attributable to the increase in traffic generated by our websites and the advertising revenue they generated. Our websites generated more traffic due primarily to concerted efforts to write and post more frequent high quality content on our websites. We diversified the sports we wrote content for, timed the articles closer to the actual events we were covering, and we focused on keywords and content that were becoming increasingly popular through Google search. The result was a 63% increase in traffic year over year, and a 28.5% increase in advertising revenues.

Cost of Sales

The cost of sales for the fiscal year ended December 31, 2010 was $763,671 compared to cost of sales of $656,122 for the fiscal year ended December 31, 2009.  The increase of $107,549 for the fiscal year ended December 31, 2010 was attributable to the redevelopment of three of our twelve websites.  In addition, the Company hired a fulltime on page marketing resource.

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

Cost of Sales

The cost of sales for the fiscal year ended December 31, 2009 was $656,122 compared to cost of sales of $635,457 for the fiscal year ended December 31, 2008.  The increase of $20,665 for the fiscal year ended December 31, 2009 was attributable to redeveloping of our websites.

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

Cost of Sales

The cost of sales for the fiscal year ended December 31, 2008 was $635,457 compared to cost of sales of $Nil for the fiscal year ended December 31, 2007.  The increase of $635,457 for the fiscal year ended December 31, 2008 was attributable to the start up of our operations.

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

Financial Statements of Play LA, Inc. for the years ended December 31, 2011, 2010 and 2009

Auditor’s Report of KR Margetson Ltd. dated March 29, 2012

Auditor’s Report of RBSM LLP dated July 14, 2011

Auditor’s Report of Jewett Schwartz Wolfe & Associates dated July 14, 2011

Balance Sheets as at December 31, 2011 and 2010

Statements of Operations for the years ended December 31, 2011, 2010 and 2009

Statement of Stockholders’ Equity for the years ended December 31, 2011, 2010 and 2009

Statements of Cash Flows for the years ended December 31, 2011, 2010 and 2009

Note to Financial Statements

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

Index to Financial Statements

Financial Statements of Play LA, Inc. for the years ended December 31, 2011, 2010 and 2009

Auditor’s Report of KR Margetson Ltd. dated March 29, 2012

Auditor’s Report of RBSM LLP dated July 14, 2011

Auditor’s Report of Jewett Schwartz Wolfe & Associates dated July 14, 2011

Balance Sheets as at December 31, 2011 and 2010

Statements of Operations for the years ended December 31, 2011, 2010 and 2009

Statement of Stockholders’ Equity for the years ended December 31, 2011, 2010 and 2009

Statements of Cash Flows for the years ended December 31, 2011, 2010 and 2009

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

The accompanying financial statements referred to above have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 2 to the financial statements, the Company has an accumulated deficit of $2,503,377 and is dependent on its future profitability and the ongoing support of its stockholders, affiliates and creditors.  These conditions raise substantial doubt about the Company's ability to continue as a going concern.  Management’s plans as to these matters are also described in Note 2.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ K. R. MARGETSON LTD.
North Vancouver BC	Chartered Accountants
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

/s/ Jewett, Schwartz, Wolfe & Associates
Jewett, Schwartz, Wolfe & Associates
Hollywood, Florida
March 24, 2010 except for Note 4, which is July 14, 2011

Play LA Inc.
Balance Sheets
December 31, 2011 and 2010

	December 31,	December 31,
	2011	2010
ASSETS

Current assets
Cash and cash equivalents	$34,276	$106,673
Accounts receivable	78,110	90,716
Total current assets	112,386	197,389

Equipment, net (Note 5)	356	711

Other assets
Goodwill (Note 4)	119,009	119,009
Other intangible assets, net (Note 4)	99,854	143,939
	218,863	262,948

TOTAL ASSETS	$331,606	$461,048

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Accounts payable & accrued liabilities (Note 6)	$209,163	$311,330
Convertible notes payable - related party (Note 8)	518,744	646,960

Total liabilities	727,907	958,290

STOCKHOLDERS' EQUITY (Note 7)
Common stock, no par value, 50,000,000 shares authorized, 11,751,912 and 11,939,412 issued and outstanding (as of December 31, 2011 and 2010, respectively)	1,293,875	1,389,500
Additional paid in capital	852,533	801,896
Accumulated deficit	(2,503,377)	(2,533,681)
Other comprehensive loss	(39,332)	(39,332)
Treasury stock	-	(95,625)
	(396,301)	(497,242)

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$331,606	$461,048

The accompanying notes are an integral of these financial statements

Play LA Inc.
Statements of Operations
For the Three Years Ended December 31, 2011, 2010 and 2009

	December	December	December
	2011	2010	2009
			(Restated)
REVENUE
Sales	$640,664	$709,484	$521,418
Cost of sales	(335,725)	(763,671)	(656,122)

Gross Profit	304,939	(54,187)	(134,704)

EXPENSES
Depreciation and Amortization	45,098	84,282	39,709
Management fees	35,500	24,000	36,000
Professional fees	27,055	56,487	28,868
Investor relations fees	-	87,065	36,085
Goodwill impairment	-	39,403	-
General and administration fees	108,745	318,281	87,664
	216,398	609,518	228,326

Gain/(Loss) from operations	88,541	(663,705)	(363,030)

OTHER EXPENSES:
Interest on loans	(44,549)	(31,885)	(18,137)
Amortization of debt discount	-	(350,000)	(296,960)
Foreign currency translation loss/gain	6,312	-	-

Net income loss	50,304	(1,045,590)	(678,127)
Other comprehensive item
Foreign currency translation loss	-	(10,337)	(4,604)
Net income (loss) and comprehensive income (loss) for the year	$50,304	$(1,055,927)	$(682,731)

Basic earnings (loss) per share	$0.004	$(0.09)	$(0.06)
Diluted earnings (|loss) per share	$0.003	$(0.09)	$(0.06)

Weighted average number of shares outstanding	11,719,912	11,886,718
Basic			11,527,534
Diluted	16,153,032	-

The accompanying notes are an integral of these financial statements

Play LA Inc.
Statements of Stockholder’s Equity
For the Years Ended December 31, 2011, 2010 and 2009

					Accumulated
	Common Stock		Additional	Accumulated	Comprehensive	Treasury
	Shares	Amount	Paid In	Deficit	Loss	Stock	Total

Balance, December 31, 2008	11,520,000	$1,181,150	$-	$(829,964)	$(24,391)	$-	$326,795

Foreign currency translation adjustment					(4,604)		(4,604)
Fair value of vested options issued			26,307				26,307
Common stock issued for services at $0.325	30,000	9,750					9,750
Beneficial conversion feature			296,960				296,960
Net loss for the year				(678,127)			(678,127)
Balance, December 31, 2009	11,550,000	$1,190,900	$323,267	$(1,508,091)	$(28,995)	$-	$(22,919)

Fair value of vested options issued	-	-	128,629	-	-	-	128,629
Common stock issued for services at $0.51	139,412	71,100	-	-	-	-	71,100
Common stock issued for services at $0.51	250,000	127,500	-	-	-	(95,625)	31,875
Beneficial conversion feature	-	-	350,000	-	-	-	350,000
Net comprehensive loss for the year	-	-	-	(1,045,590)	(10,337)	-	(1,055,927)
Balance, December 31, 2010	11,939,412	$1,389,500	$801,896	$(2,553,681)	(39,332)	$(95,625)	$(497,242)

Fair value of vested options issued	-	-	50,637	-	-	-	50,637
Common stock cancelled	(187,500)	(95,625)	-	-	-	95,625	-
Net loss for the year	-	-	-	50,304	-	-	50,304
Balance, December 31, 2011	11,751,912	$1,293,875	$852,533	$(2,503,377)	(39,332)	$-	$(396,301)

The accompanying notes are an integral of these financial statements

Play LA Inc.
Statements of Cash Flows
For the Three Years Ended December 31, 2011, 2010 and 2009

	December 31,	December 31,	December 31,
	2011	2010	2009
			(Restated)
Cash flows from operating activities
Net income/(loss)	$50,304	$(1,045,590)	$(678,127)
Adjustments to reconcile net cash flows from operating activities
Depreciation and amortization	45,098	84,282	39,709
Impairment of goodwill	-	39,403	-
Shares issued for services	-	31,875	9,750
Amortization of debt discount	-	350,000	296,960
Stock options expense	50,637	128,629	26,307
Changes in operating assets and liabilities
Accounts receivable	12,606	(46,380)	8,068
Accounts payable	(102,168)	158,766	1,693
Net cash flows used in operating activities	56,477	(299,015)	(295,640)

Cash flows from investing activities
Capital assets - computers	-	(1,066)	-
Payment for intangible assets	(658)	(1,500)	(1,799)
Net cash flows used in investing activities	(658)	(2,566)	(1,799)

Cash flows from financing activities
Repayment of notes payable	(128,216)	-	-
Proceeds from notes payable	-	350,000	296,960
Net cash flows used in financing activities	(128,216)	350,000	296,960

Effect of translation on cash	-	(10,337)	(4,604)
Net increase (decrease) in cash	(72,397)	38,082	(5,083)

Cash and cash equivalents, beginning of period	106,673	68,591	73,674

Cash and cash equivalents, end of period	$34,276	$106,673	$68,591

Supplemental disclosure:
Interest paid on notes	$44,549	$31,885	$18,137
Interest tax paid	-	-

Non-cash financing and investing activities:
Common stock issued for purchase of assets	$-	$71,100	$-
Beneficial conversion feature on convertible promissory notes	$-	$350,000	$296,960

The accompanying notes are an integral part of these financial statements

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

We perform our annual goodwill impairment test as at year end and monitor for interim triggering events on an ongoing basis. Goodwill is reviewed for impairment utilizing a two-step process.  The first step requires us to compare the fair value of each reporting unit, which we primarily determine using an income approach based on the net present value of discounted cash flows, to the respective carrying value, which includes goodwill. In our December 31, 2010 assumptions, we A) used a 15% Stabilized period EBITDA annual growth rate, which is based upon management's expectations, historical data and industry expertise B) used a 2.5X Cash flow multiple for terminal value, which has been based upon the multiple the Company was valued at for December 2009 and C) used a 20% Discount rate for NPV of cash flows, that has been based upon the weighted average cost of capital. In our December 31, 2011 assumptions, we used a 10% Stabilized period EBITDA annual growth rate to reflect Management’s estimation of a slight reduction in annual growth rate. Our cash flow multiple and discount rate remained the same as in our 2010 calculations.  If the fair value of the reporting unit exceeds its carrying value, the goodwill is not considered impaired. If the carrying value is higher than the fair value, there is an indication that impairment may exist and the second step is required.  In step two, the implied fair value of goodwill is calculated as the excess of the fair value of a reporting unit over the fair values assigned to its assets and liabilities.  If the implied fair value of goodwill is less than the carrying value of the reporting unit, then impairment exists.   At December 31, 2011, management has determined that there was no impairment. At December 31, 2010, there was an impairment of $39,403. The circumstances leading up to the impairment at December 31, 2010 originated from an internal review of our impairment test, and the ensuing reduction in the 3.5X multiple of cash flows used in the calculation of terminal value, to a 2.5X multiple. We changed the 3.5X multiple used in our annual impairment testing performed in March 2010, down to a 2.5X multiple when we reviewed our impairment testing in September, 2010, due to an overall review of the company’s operations in a changing business climate. This caused us to not only thoroughly review our goodwill impairment process again, but to take a more conservative approach to valuing the goodwill.  The actual goodwill impairment of $39,403 was $5,472 higher than the $33,931 estimated in the 3rd quarter of 2010 due to net cash flows coming in $6,848 less than estimated in the 3rd quarter.

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

PLAY LA INC.

Dated: October 16, 2012	Per:
/s/ David Hallonquist
David Hallonquist,
President and Chief Executive Officer

Per:
/s/ Brian Cole
Brian Cole,
Chief Financial Officer