Form 20-F
period 2012-12-31
PLAY LA INC.
filed 2013-04-16
CIK 1378553

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

[x]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the Fiscal Period Ended December 31, 2012

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

Number of outstanding shares of each of the Registrant’s classes of capital or common stock as of December 31, 2012: 12,221,912 Common Shares Without Par Value

Indicate by check mark whether the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Jewett Schwartz Wolfe and Associates of 200 South Park, Suite 150, Hollywood, Florida, 33021 USA were the Company’s auditors for the December 31, 2008 and 2009 year end. On March 15, 2011, Jewett Schwartz Wolfe and Associates advised the Registrant that its audit practice was acquired by RBSM LLP. RBSM LLP is located at 5 West 37th Street, 9th Floor, New York, NY 10018, and was the auditors for the Registrant’s December 31, 2010 year end.

The current auditor for the Registrant is K.R. Margetson Ltd. of #210, 905 West Pender Street, Vancouver, BC, Canada, V6C 1L6, for our December 31, 2011 and 2012 year end.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

Item 3. KEY INFORMATION

A. Selected Financial Data

The Registrant was incorporated as Argosy Enterprises Limited in Tortola, British Virgin Islands on September 27, 2005. The Registrant changed its name to Play LA Inc. on October 20, 2005. The Registrant has selected a December 31 year end.

The selected financial data which is provided under this item is for the periods from January 1, 2008 to December 31, 2008 (audited), January 1, 2009 to December 31, 2009 (audited), January 1, 2010 to December 31, 2010 (audited), January 1, 2011 to December 31, 2011 (audited), and January 1, 2012 to December 31, 2012. This information should be read in conjunction with the Registrant’s financial statements and notes thereto. The selected financial data provided below are not necessarily indicative of the future results of operations or financial performance of the Registrant. The Registrant has not paid any dividends on its common shares and it does not expect to pay dividends in the foreseeable future.

The financial statements of the Registrant for the period from January 1, 2006 to December 31, 2006 and January 1, 2007 to December 31, 2007 have been audited by Peterson Sullivan PLLC, independent registered public accountants. The financial statements for the period from January 1, 2008 to December 31, 2008, January 1, 2009 to December 31, 2009, have been audited by Jewett Schwartz Wolfe and Associates, independent registered public accountants. The financial statements for the period from January 1, 2010 to December 31, 2010 have been audited by RBSM LLP, independent registered public accountants. The financial statements for the period from January 1, 2011 to December 31, 2011 and from the period from January 1, 2012 to December 31, 2012 have been audited by K.R. Margetson Ltd., independent registered public accountants. They are maintained in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States.

	Period from	Period from	Period from	Period from	Period from
	Jan 1, 2008 to	Jan 1, 2009 to	Jan 1, 2010 to	Jan 1, 2011 to	Jan 1, 2012 to
	Dec 31, 2008	Dec 31, 2009	Dec 31, 2010	Dec 31, 2011	Dec 31, 2012

Amounts in Accordance with US GAAP (presented in U.S. dollars):
Total Assets	$381,614	$330,552	$461,048	$331,606	$383,635
Net working capital	$71,259	$(240,544)	$(760,901)	$(615,521)	$(386,020)
Share capital	$1,181,150	$1,217,207	$2,191,396	$2,146,408	$2,250,720
Shareholders’ Equity (Deficit)	$326,795	$(22,919)	$(497,242)	$(396,301)	$(196,986)
Gain (Loss) from operations	$(399,306)	$(363,030)	$(663,705)	$88,541	$132,854
Earnings (Loss) per share -basic and diluted)	$(0.03)	$(0.06)	$(0.09)	$0.004	$0.008
Earnings (Loss) per share - diluted	$(0.03)	$(0.06)	$(0.09)	$0.003	$0.007
Weighted average number of	11,761,803	11,527,534	11,886,718	11,719,912	11,976,639
common shares - basic
Weighted average number of common shares - diluted	11,761,803	11,527,534	11,886,718	14,920,826	13,376,639

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

The report of our independent auditors on our financial statements for the year ended December 31, 2012contained an explanatory paragraph indicating there is doubt about our ability to continue as a going concern. This highlights the vulnerability for failure of early growth stage companies such as ours and stresses the likelihood that shareholders in our Company could lose their entire investment.

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

On April 16, 2011, the Registrant entered into a General Security Agreement with a lender to the Company. The agreement was registered on May 23, 2011 in favor of the lender to provide security for the outstanding loans made to the Company by the lender. The total aggregate principal amount of the loans was $646,960. New terms for the loans were established. Currently, the Registrant is repaying the outstanding loans with a minimum monthly amount of $10,000. As at December 31, 2012, the principal amount of the loan outstanding was $350,000.

On December 12, 2012, the Registrant entered into a Share Purchase Agreement with NFC Data Inc., a company incorporated under the laws of the British Virgin Islands, in which the Registrant will acquire all the issued and outstanding shares of NFC Data Inc. such that upon completion of the transaction, NFC Data Inc. will become a wholly owned subsidiary of the Company. The closing of the transaction is anticipated to be in the first half of 2013 or as soon as is legally practical.

B. Business Overview

Company Overview

Play LA Inc. (the “Registrant”) is a Tortola, British Virgin Islands holding company which was formed in 2005. The principal business of the Registrant is to identify, acquire and grow businesses and assets relating to online content publishing and internet advertising solutions for online gaming operators. Specifically, the Registrant’s strategy will focus primarily on the United Kingdom (“UK”) and Western European markets to create a comprehensive, customized, and responsive advertising network of websites to service the advertising and promotional needs of online gaming operations. The Registrant has acquired websites that target countries where online gaming is regulated. The Registrant’s first two acquired websites focus on the UK market. The Registrant subsequently developed eight more websites which target Spain, Italy, Germany and Sweden. During 2010, the Registrant acquired two additional websites to expand its market, targeting audiences in the UK, as well as in Romania, Denmark, Norway and France.

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

On February 24, 2010, the Registrant completed the acquisition of an internet information portal site, www.arsenal-mania.com and all of its business contents including but not limited to customer lists, records, agreements, contracts, licenses, patents, trademarks, URLs, content management systems, equipment, and other associated sources for a basic price of 180,000 pounds sterling. The payment consists of issuing 45,000 pounds sterling in the capital stock of the Registrant, 20,000 pounds sterling in cash by 30 days after closing, 20,000 pounds sterling in cash by 60 days after closing, 20,000 pounds sterling in cash by 90 days after closing, 50,000 pounds sterling or 25% of the website’s net operating profits for the first year following the sale and transfer of the website, payable in cash within 30 days of the first anniversary date of the sale and transfer of the website, and 25,000 pounds sterling or 15% of the website’s net operating profits for the second year following the sale and transfer of the website, payable in cash within 30 days of the second anniversary date of the sale and transfer of the website. The Registrant issued 139,412 common shares for the purchase of Arsenal-Mania. The Registrant is currently in default of its payment of £50,000 due on April 10, 2011 and £25,000 due on April 10, 2012. The payments of £50,000 (due April 10, 2011) and £25,000 (due April 10, 2012) due following the first and second year anniversary date following the sale and transfer per the Purchase Agreement was secured by an Escrow Agreement. Mr. Hallonquist, President and CEO, currently personal holdings of 243,750 shares of Play LA Inc. to secure these payments.

The URL’s of the foreign language websites are:

www.opciondeapuestas.com www.guiaparaaprenderpoquer.com

www.vadslagningsguiden.com www.guidetillpoker.com

www.puntasulgioco.com www.guida-al-poker.com

www.daswettangebot.com www.anleitungzumpoker.com

The operation of the sites are handled in house by management and contract specialists. The Registrant has translated and launched Bettingchoice and Guidetopoker in four additional European languages, each with local, relevant, unique content. This project effectively created the 8 sites already listed above, along with the original purchase of 2 websites, thus gave us 10 websites. With the additional purchase of Arsenal-Mania, the Registrant has a total of 11 websites in all.

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

In particular, the Registrant will be evaluating the following aspects of the target’s business:

➢	Level of traffic. The Registrant is interested in acquiring content providers that already have a well-established following of loyal visitors who visit the website regularly. Ideally, the visitors would be gaming enthusiasts that match the targeted demographic groups specified by the advertisers. The Registrant uses various tools to track repeat visitors to the website, such as IP address identification software, or website analytic tools, such as Webalizer, Webstats, Google Analytics. The Registrant looks for a website where approximately 40% of the traffic is repeat visitors and 60% of the traffic is first time visitors.
➢	Quality of content. Having high quality content is the most critical element in ensuring a high level of repeat traffic. Ideally, the Registrant would like to acquire content providers who have demonstrated the ability to issue relevant, intriguing and up-to-date content to minimize the costs associated with creating content. Websites that simply reproduce news, articles and content found on many other websites do not achieve the index ranking by the search spiders. Unique content that is not found on other sites delivers much higher search indexing and rankings, and draws users to the website on a regular basis. Websites with paid or contract writers who provide regular, exclusive, tailored articles will be the ideal target acquisition of the Registrant.
➢	Existing advertising revenues. Websites that already have an established stream of advertising revenue are attractive to the Registrant for two reasons. First, it confirms the quality of the acquisition target’s content and website and increases the probability that other advertisers will find the notion of advertising on this site attractive. Second, the Registrant’s sales team can tap into the relationship already established between the acquisition target and its advertisers to up-sell them to a more comprehensive package. The primary indicator that a website has established streams of revenue will be the number of long term advertising contracts it comes with, and the length of each contract. Many advertising contracts are for a one month period. Multiple month contracts will be evidence of committed advertisers.
➢	Flexibility in the target’s cost structures. Another key to the Registrant’s roll-up strategy is the ability to capitalize on operational synergies. In many instances, it would require a certain amount of flexibility in the target’s cost structure. For instance, month-to-month agreements with third-party service providers as opposed to long-term agreements would be preferred as they provide the Registrant with more options to reduce costs and capture economies of scale. Some examples are: Buying web servers to host one or two websites may not be cost-effective, so higher cost leasing services are more common. The Registrant can save money by buying servers when costs are spread over many websites. Outsourcing web development, design, IT, and programming services are usually more expensive when

➢	evaluated by the hourly rates, but ideal when you require the service for one time or limited time projects. Multiple sites create sufficient demand for full time resources and reduced overall costs.
➢	Solid financial standing. It is expected that the acquisition target will be in solid financial standing with little or no debt, and that there are no liens or other claims against its assets. Ideally, the acquisition target will help fund the Registrant’s growth.
➢	Other value added to the Registrant and its family of sites. Other aspects of the acquisition target will be assessed according to the value they add to the Registrant and its advertising network. Examples of value-adding attributes include a database of registered users that could be cross-marketed to other websites in the Registrants network or directly for advertisers’ promotions, an exceptional management-team, the ability to secure financing and marketing expertise in the Western European or the Latin American region.

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

E. New Business

On August 20, 2012, the Company filed a Letter of Intent to acquire NFC Data Inc., pursuant to which the Company will acquire all the issued and outstanding shares of NFC Data Inc., a corporation organized under the laws of the British Virgin Islands, such that upon completion of the transaction, NFC Data will become a wholly owned subsidiary of the Company.

On December 12, 2012, the Company entered into a definitive material agreement with NFC data Inc., signing a Share Purchase Agreement with the company.

The transaction provides for the Company to issue 30,000,000 common shares at a deemed price of US $0.25 per share, for an aggregate consideration of US $7,500,000 to be issued from treasury on the closing date to the shareholders of NFC Data Inc.

Conditions precedent to the closing of the transaction shall be subject to completion of a due diligence review by both companies; receipt of approvals and third party consents of the boards of directors of Play LA and NFC Data shareholders and regulatory authorities; and completion of audited financial statements of NFC Data. The completion of the due diligence review of the Company and NFC Data and of their respective assets, liabilities, operations and the results of which are satisfactory to each Play LA and NFC Data in their respective discretion to be concluded within 30 days after the effective date of the Letter of Intent.

The closing of the transaction is anticipated to be in the 2nd quarter of 2013 or as soon as is legally practical.

NFC Data Inc.’s Company Profile

NFC Data, Inc is a private organization developing solutions and technologies utilizing Near Field Communications technology (NFC). The Company is developing a platform to enable the use of NFC in high margin environments such as toys, media, advertising, promotions, gaming and payments. The Company is focused on offering interesting, engaging methods of associating content with a physical device and physical location.

NFC is a proven and worldwide standardized technology that is currently in use for multiple applications including entry access (Key cards and FOBs), gaming, phone to phone data transfer, payment processing, interactive marketing, learning systems and countless other possibilities. NFC is transparent, system agnostic and magical.

The Company’s first product under development is AvaKins™, a small-form, low-cost NFC reader / writer which can be implanted in virtually any skin, such as a toy or gadget. AvaKins™ interact with the Company’s tapXchg™ cloud engine to enable gaming, advertising or toys to span physical and virtual worlds. Combining AvaKins™ with a low-cost NFC sticker penetrates large and growing markets where the technology can be deployed and accepted today. Over time, NFC Data plans to become a content aggregator of geo-specific, consumer centric transactional data.

NFC Data has several provisional patents and one issued patent in place along with a portfolio of exclusively licensed authentication patents. NFC Data recognized that content is currency, and accordingly is developing applications that drive revenue by moving content to and from the consumer. NFC is a disruptive technology. Any physical object can be outfitted with an NFC tag – products, clothing, posters, business cards, out-of-home advertising, etc. Once an NFC device engages with the tagged object, the content delivered can be infinite – video, games, pictures, rewards, social media integration, coupons and so on.

What is NFC?

NFC is set of standards for smartphones and other devices to establish radio communication with each other by touching them together or bringing them into close proximity, usually not more than a few centimeters from each other for security. Communication occurs between an NFC device and an unpowered NFC chip called a “tag”. NFC traces its roots back to radio frequency identification (“RFID”). RFID allows a reader to send radio waves to a passive electronic tag for identification and tracking. A key difference between NFC and the RFID chips is NFC’s two-way communication capability and security, which makes it a more versatile tool.

The NFC market includes products such as NFC chips, tags, readers, NFC based micro SD cards, and NFC enabled SIM/UICC cards.

NFC is a low-power system used over small distances. It does not need to be paired, and can transfer data in a fraction of a second. Comparatively, Bluetooth requires more power and pairing with other devices. NFC devices can exchange information automatically when the two devices come close together.

Some examples of NFC in action include:

-	A new phone from Nokia which was launched at a trade show which included an online game with levels that could only be “unlocked” by tapping a friend’s phone or visiting certain booths at the show
-	Film posters enabled with NFC that deliver exclusive trailers to NFC devices
-	Marketing displays embedded with an NFC chip that delivers special offers and more detailed product/service information

NFC technology is expected to see significant growth over the next five years, as NFC enabled devices penetration increases. According to recent market research from MarketsandMarkets, the total NFC applications market is expected to reach $10 billion by 2016. The largest segment for application growth is the mobile payments segment, followed by the ticketing and access control.

NFC Data will offer game developers an open, gaming system agnostic gaming platform to develop their own games in the market similar to Activision Blizzard Inc.’s Skylanders. The global gaming market is influence by the emerging number of users who take up gaming as the best tool of entertainment and are looking for exciting easily accessible, interactive entertainment. The users range from the age group of 5 years to 45 years. According to NPD Group, in the US alone, there are 64 million kids playing games who are destined to be core gamers.

The gaming industry is divided into software market and the hardware market. The hardware market comprise of the physical instruments such as consoles, gaming hardware tools, PC, laptops, mobile, tablets etc whereas the software market includes the new gaming software development . The software market accounts for the maximum share in revenue generation than the hardware market which is followed by the revenues generated by online gaming market.

Market research firm DFC Intelligence forecasts that the global market for video games is expected to grow from $67 billion in 2012 to $82 billion in 2017. This forecast includes revenue from dedicated console hardware and software (both physical and online), dedicated portable hardware and software, PC games and games for mobile devices such as mobile phones, tablets, music players and other devices that can play games as a secondary feature.

In the USA, the online gaming market is expected to increase. In 2011 approximately 40% of all Internet users played social online games. Worldwide DFC Intelligence forecasts estimates revenue from online games to reach $35 billion by 2017, up from $19 billion in 2011. DFC believes that the next generation of console systems will allow for substantially more online distribution. The firm forecasts that browser and social network games will exceed $8 billion in revenue by 2017, dependent on having stronger appeal to core gamers.

According to a recent report published by Transparency Market Research, the global gaming market was worth $70.5 billion in 2011 and is expected to reach $117.9billion in 2015, growing at a CAGR of 13.7% from 2011 to 2015. In the overall global market, The Asia pacific region is the fastest growing geographical segment till 2015.The demand is forecasted to increase in the upcoming years worldwide due to advanced gaming features and increasing number of internet users.

Mobile marketing, along with consumer loyalty, is expected to be critical in helping to drive the growth and adoption of NFC. To drive more in-store sales retailers are turning to mobile devices in hopes of bridging digital and in-store shopping experiences according to July 2012 research from the E-Tailing Group. According to the CMO Council, 54% of US and Canadian consumers would consider ending their loyalty relationships if they were not given tailor-made, relevant content and offers.

The online advertising market is experiencing continuous, significant growth each year. More and more companies are now allocating a significant portion of their marketing budget for online advertising, over traditional methods, mainly for the following three reasons: (1) it is easy to track online advertising campaign performance; (2) companies can easily create customized advertising campaigns for specific audience groups; and (3) it is easy to make changes to online campaigns than to traditional advertising campaigns. Using NFC Data’s technology, the advantages of online advertising can be translated to offline campaigns, which still represent a market opportunity in excess of $30 billion annually.

The majority of the competition on the NFC market is focused on the mobile payments space. Conversely, NFC Data is focused on other high margin markets where payment can be a feature.

Telecommunications companies view NFC services as a foundation for new revenue streams from services such as mobile health, mobile money, interactive TV, personalized content portals, and productivity-related applications. The development and adoption of NFC technology has received a major boost globally as large incumbent telecommunications companies invest in the technology.

Many tier-1 operators such as China Mobile and China Unicorn in China, O2 and Vodafone in the UK, subsidiaries of T-Mobile and Orange in Poland, and companies in the United Arab Emirates and Israel have commenced commercial NFC projects in 2012. In the US, Verizon, AT&T, and T-Mobile have invested more than $100m in the ISIS joint venture to create a single digital wallet service that is accessible on a nationwide mobile commerce network using smartphone and NFC technology.

Item 4A. unresolved staff comments

Not applicable

Item 5. operating and financial review and prospects

The company was formed in September 27, 2005. The following discussion is management’s assessment of factors and trends which are anticipated to have a material effect on our company’s financial condition and results of operations in future periods.

A. Operating Results

The following discussion and analysis of the Registrant’s financial condition and results of operations for the fiscal years ended December 31, 2012, and 2011 should be read in conjunction with the Registrant’s financial statements and related notes included in this registration statement in accordance with “Item 8 – Financial Information”. The Registrant’s financial statements included in this registration statement were prepared in accordance with United States generally accepted accounting principles.

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

For the years ended, December 31,

	2012	2011	2010	2009	2008
				(Restated)
REVENUE
Sales	$471,876	$640,664	$709,484	$521,488	$546,365
Cost of sales	(46,041)	(335,725)	(763,671)	(656,122)	(635,457)

Gross Profit	425,835	304,939	(54,187)	(134,634)	(89,092)

EXPENSES
Amortization	30,545	45,098	84,282	39,709	84,067
Editorial fees	-	-	-	-	-
Management fees	81,500	35,500	24,000	36,000	35,500
Professional fees	35,605	27,055	56,487	28,868	82,387
Investor relations fees	-	-	87,065	36,085	-
Directors fees	38,250	-	-	-
Goodwill impairment	-	-	39,403	-	-
Asset acquisition expense	-	-	118,280	-	-
General and administration fees	107,081	108,745	200,001	87,734	85,958
	292,982	216,398	609,518	228,396	287,912

Income/(loss) before other items	132,854	88,541	(663,705)	(363,030)	(377,004)

Other Items:
Interest on loans	(27,923)	(44,549)	(31,885)	(18,137)	-
Foreign exchange gain/(loss)	(9,928)	6,312	(10,337)	(4,604)	(22,302)
Amortization of debt discount	-	-	(350,000)	(296,960)	-

Net profit/loss	$95,003	$50,304	$(1,055,927)	$(682,731)	$(399,306)

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Revenues

Revenue for the fiscal year ended December 31, 2012 was $471,876 compared to revenue of $640,664 for the fiscal year ended December 31, 2011. The decrease of $168,788 in revenue for the fiscal year ended December 31, 2012 was attributable to a decrease in traffic generated by our websites, a change in advertising policies by our major clients and the advertising revenue they generated. Our website traffic was negatively impacted by the Google Panda and Penquin search results ranking algorithm that was initially released in February, 2011. The Panda Update aimed to change the search rankings of websites that had lower quality content, and increase the search rankings of websites that had higher quality content. The Penquin Update aimed to change the search rankings of websites that had a lot of outbound links from them, which equates to Websites that have a large amount of advertising. Our websites have traditionally carried a lot of advertising, as that is our major source of revenue. Thus, both Panda and Penquin updates negatively affected our websites. The Panda Update reportedly affected 12% of all search results. Although our websites contained quality content, we also carried substantial advertising. We relied on Google search results to deliver our website traffic, and as our rankings for certain keywords dropped, so did our website traffic. The overall result during 2012 was an 18% drop in traffic, which contributed to a 26.3% drop in revenues. The revenues declined at a higher rate than our decline in traffic due to a newly introduced policy by many of our bookmaker advertisers that stipulated our revenue share compensation model would extend back to 2years, rather than for the lifetime value of customers we delivered to them. In past years, we would receive compensation from active customers that we sent to our bookmaker clients as far back as 2007, as long as they continued to generate profits for the bookmaker. With the new policy, we receive compensation for up to 2 years that the customer is active, and we no longer receive compensation on their activity past that. This new policy decreased our overall revenues by about 6-7%.

Cost of Sales

The cost of sales for the fiscal year ended December 31, 2012 was $46,041 compared to cost of sales of $335,725 for the fiscal year ended December 31, 2011. The decrease of $289,684 for the fiscal year ended December 31, 2012 was due to the fact that the Company had cancelled the services it previously outsourced to On A Roll Media Inc., and had realized these savings for a full reporting 12 month period, versus a 6 month period in 2011. The services cancelled included General Operations Management, website development, website marketing, system administration, CMS programming, search marketing, content production and translation services. The company made the decision to drastically cut these services after experiencing the severe downturn in website traffic resulting from the Google Panda and Penquin Updates. The Company currently contracts limited content writing, translation and web development from independent writers and translators found through online contractor websites. The Company brought the administration of the websites in house as of June 1, 2011.

Operating Expenses

The Registrant’s operating expenses for the year ended December 31, 2012 were $292,982, compared to $216,398 for the year ended December 31, 2011. The increase in operating expenses of $76,584 for the year ended December 31, 2012 was primarily due to the one time expense recorded for Directors fees, and management fees paid for the full 12 month period, versus management fees paid for just 6 months during 2011.

The Registrant’s professional fees for the year ended December 31, 2012 were $35,605 compared to $27,055 for the year ended December 31, 2011. The increase in professional fees was $8,550 for the year ended December 31, 2012. The increase in professional fees were attributable to legal services relating to the share purchase agreement with NFC Data Inc.

The Registrant’s general and administrative expenses for the year ended December 31, 2012 were $106,973 compared to $108,745, for the year ended December 31, 2011.

Net Profit/Loss

The Registrant’s net profit for the year ended December 31, 2012 was $95,003, compared to a net profit of $50,304 for the year ended December 31, 2011. The increase of $44,699 was primarily due to the decrease in the cost of sales, offset by an increase in management and directors fees.

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

Operating Expenses

The Registrant’s operating expenses for the year ended December 31, 2010 were $609,518, compared to $228,396 for the year ended December 31, 2009. The increase in operating expenses of $381,122 was primarily due to a increase in investor relation fees, increase in depreciation and amortization, increased in professional fees, goodwill impairment and increased in asset acquisition expense and increased in our general and administration fees which consisted mainly of stock based compensation expenses for the year ended December 31, 2010.

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

B. Liquidity and Capital Resources

As at December 31, 2012, the Registrant had cash and cash equivalents in the amount of $43,644.

The Registrant had $386,020 in working capital deficit at December 31, 2012.

During the year ended December 31, 2010, the Registrant entered into a convertible promissory note payable. The note was for $350,000 with a shareholder of the Registrant. The note is unsecured and due on demand. The note bears an interest rate of 7% per annum. The note has an option for the holder to convert all or part of the principal and accrued interest thereon into common stock of the Company at $0.25 per share. The Company accrued interest expenses of $8,189 for the year ended December 31, 2010, $24,500 for the year ended December 31, 2011and $24,567 for the year ended December 31, 2012. This note is outstanding as at December 31, 2012.

During the year ended December 31, 2009, the Registrant entered into two convertible promissory notes payable. One note was for $96,000 and the other note was for $200,000 with a shareholder of the Registrant. Both of the notes are unsecured and due on demand. The $96,000 note bears an interest rate of 10% per annum while the other note of $200,000 bears an interest rate of 7% per annum. The notes have an option for the holder to convert all or part of the principal and accrued interest thereon into common stock of the Company at $0.25 per share. The Company accrued interest expenses of $20,049 and $23,696 for the years ended December 31, 2011 and 2010, respectively. As at December 31, 2011, the Registrant has repaid the lender an aggregate of principal and interest totaling $190,000. As at December 31, 2012, the Registrant has repaid the lender an aggregate total of principal and interest of $172,196. These notes have been repaid fully during the year ended December 31, 2012.

The Company estimates its operating costs for the next 12 months will include $45,000 for paid marketing campaign services, hosting and technical services, $32,000 for content, web development and IT services, and $105,000 for office, administrative and business development services. There is no assurance that the Company will be able to obtain additional funding when needed, or that such funding, if available, can be obtained on terms acceptable to the Company.

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

To date, all funding for the Registrant's business and ongoing operations has come from common share issuances. In the three month period from September to December 2005, the Registrant raised $103,000 in equity. In the next nine months of operation (Jan to Sept 2006), the Registrant raised $59,650 in equity. In January, 2007, the Registrant raised $26,000 in equity. In April, 2007, the Company raised $1,000,000 in equity. During the year ended December 31, 2012, the Registrant raised $30,000 in private placement subscription from an accredited investor at $0.25 per share. Subsequent to the year ended December 31, 2012, the Registrant raised an additional $42,500 in private placement subscriptions from accredited investors at $0.25 per share.

During the year ended December 31, 2012, the CFO received $14,000 for compensation. The CEO received $67,500 for compensation. The directors of the Registrant each received $7,650 for compensation. Office equipment and rent is being provided to the Registrant by management at a nominal rate of $200 per month.

As of the date of this Form 20-F, the Registrant has 12,221,912 issued and outstanding common shares.

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

G. Safe Harbor

Not applicable.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Name	Age	Position	Other Reporting Companies In Canada or the United States
			Company	Position
David Hallonquist	56	President, Chief Executive Officer and Director	Nil	N/A
Steve W. Latham	50	Director	Nil	N/A
Roger R. Matthews	65	Director	Nil	N/A
H. Brian Cole	56	Director and C.F.O.	Nil	N/A
Jamie Lidstone	42	Director	Nil	N/A

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

B. Compensation

There are presently two Executive Officers of the Registrant, President and Chief Executive Officer, Mr. David Hallonquist and Chief Financial Officer, Mr. Brian Cole. “Executive Officer” means the President, any Vice-President in charge of a principal business unit such as sales, finance or production and any officer of the Registrant or a subsidiary who performs a policy-making function for the Registrant whether or not that person is also a director of the Registrant or the subsidiary, and the Chairman and any Vice-Chairman of the board of directors of the Registrant if that person performs the functions of that office on a full-time basis. During the year ended December 31, 2012, the Registrant provided 50,000 common stock, valued at $0.15 per share, to each officer as additional compensation for services provided in their capacity as officers during the Registrant’s most recently completed financial year.

Set out below is a summary of compensation paid during the Registrant’s most recently completed financial years to the Registrant’s Executive Officers:

Name And Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compen- sation ($)
		Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Awards		Payouts
					Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	Long Term Incentive Plan Payouts ($)
David Hallonquist	2012 2011 2010 2009 2008 2007	$60,000 $25,000 Nil Nil Nil Nil	Nil	Nil	Nil 25,000 50,000 25,000 Nil	Nil	Nil	$7,650
Brian Cole	2012 2011 2010 2009 2008 2007	$ 6,500 $10,500 $24,000 $36,000 $32,500 $20,000	Nil	Nil	Nil 25,000 50,000 25,000 Nil	Nil	Nil	$7,650

Options and Stock Appreciate Rights (SARs)

On April 17, 2009, the Board of Directors of the Registrant established a 2009 Restricted Stock/Option Plan to provide for the issuance of stock options to acquire an aggregate of up to 2,200,000 shares of its common stock. On May 15, 2009, the Board of Directors of the Registrant granted 1,200,000 stock options. These stock options have vested periods of 6 months over a two year period, with an exercise price of $0.40 per share and expires May 15, 2014. As of December 31, 2011, 830,000 stock options were exercisable and 370,000 stock options were cancelled. None of these stock options were exercised as of the year ended December 31, 2011. As of December 31, 2012, all of the exercisable stock options were cancelled and none were exercised during the year.

On March 31, 2010, the Board of Directors of the Registrant granted 100,000 stock options. These stock options have vested periods of 6 months over a two year period, with an exercise price of $0.51 per share and expires March 30, 2015. As of December 31, 2011, 75,000 stock options were exercisable and 25,000 were not exercisable. None of these stock options were exercised as of the year ended December 31, 2011. As of December 31, 2012, all of the exercisable stock options were cancelled and none were exercised during the year.

On May 03, 2010, the Board of Directors of the Registrant granted 150,000 stock options. These stock options have vested periods of 6 months over a two year period, with an exercise price of $0.51 per share and expires May 03, 2015. As of December 31, 2011, 18,750 stock options were exercisable and 6,250 were not exercisable. 125,000 stock options were cancelled. None of these stock options were exercised as of the year ended December 31, 2010. As of December 31, 2012, all of the exercisable stock options were cancelled and none were exercised during the year.

On September 01, 2010, the Board of Directors of the Registrant granted 70,000 stock options. These stock options have vested periods of 6 months over a two year period, with an exercise price of $1.01 per share and expires September 01, 2015. As of December 31, 2011, all of the 70,000 were cancelled.

On October 01, 2010, the Board of Directors of the Registrant granted 10,000 stock options. These stock options have vested periods of 6 months over a two year period, with an exercise price of $1.01 per share and expires October 01, 2015. As of December 31, 2011, all of the 5,000 stock options were exercisable and 5,000 stock options were not exercisable. None of these stock options were exercised as of the year ended December 31, 2011. As of December 31, 2012, all of the remaining stock options were cancelled and none were exercised during the year.

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

During the year ended December 31, 2012, the board of directors decided to cancel all stock options that were granted, vested and unexercised. In accordance to the Registrant’s 2009 Restricted Stock/Option Plan, 1,700,000 stock options are available to be granted as at December 31, 2012.

The particulars of the stock option grants are set out in the following table as of December 31, 2012:

Options			Exercise		Unexercised
Granted	Date		Price	Vested	Options	Cancelled
500,000	May 15, 2009	Directors	$0.40	500,000		500,000

	200,000	May 15, 2009	Officers	$0.40	200,000	200,000
	500,000	May 15, 2009	Consultants	$0.40	130,000	500,000
	50,000	Jan 19, 2010	Consultants	$0.51		50,000
	100,000	Mar 31, 2010	Consultants	$0.51	100,000	100,000
	150,000	May 03, 2010	Consultants	$0.51	25,000	150,000
	70,000	Sep 01, 2010	Consultants	$1.01		70,000
	10,000	Oct 01, 2010	Consultants	$1.01	10,000	10,000
TOTAL	1,580,000				965,000	1,580,000

Compensation of Directors

The Registrant has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Registrant for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year.

During the year ended December 31, 2012, the Registrant provided 51,000 common stock valued at $0.15 per share to each director as compensation for services provided in their capacity as directors during the Registrant’s most recently completed financial year.

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

D. Employees

As of December 31, 2012, the Registrant had two part-time staff, its C.E.O., David Hallonquist and its C.F.O., Brian Cole.

E. Share Ownership

The following table lists as of December 31, 2012, the share ownership of all of the Registrant’s directors and members of its administrative, supervisory and management bodies. The Registrant has only one class of shares issued and outstanding being, common shares, without par value, and all of the common shares have the same voting rights. None of the persons named in the following table hold any warrants to purchase shares of the Registrant.

Name and Position	Number of Shares Held	Percentage of Shares Held (%) (1)
David Hallonquist (2)	2,555,875	20.91%
Steve W. Latham	51,000	0.41%
Roger R. Matthews	51,000	0.41%
H. Brian Cole	351,000	2.87%
Jamie Lidstone	281,000	2.23%

(1)	The percentage ownership positions are based on 12,221,912 shares outstanding as of December 31, 2012.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The Registrant is a privately owned Tortola, British Virgin Islands company, the shares of which are owned by Canadian residents, U.S. residents and residents of other countries. As of December 31, 2012, the following parties had ownership of 5% or greater of the Registrant’s common shares, all of which have the same voting rights attached thereto as all other common shares of the Registrant (based on 12,221,912 shares outstanding)

Name	Number of Common Shares Held	Percentage of Common Shares Held
David Hallonquist (2)	2,555,875	20.91%
Chelten Ltd. (1)	6,753,125	55.25%

(1)	The shareholder of Chelten Ltd. is The Ringwood Trust. Beresford Trust & Corporate Services Limited is the Trustee of The Ringwood Trust. Each person who is a member of the following classes of persons and who is a non-resident of Canada for purposes of the Income Tax Act (Canada) is a Beneficiary of the Ringwood Trust:

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

As of December 31, 2012, the Registrant had 26 shareholders of record holding 12,221,912 shares. The number of record holders in the United States is 6, the portion of outstanding securities held in the United States is 2,745,000 shares or approximately 22.45%.

Other than as disclosed above, the Registrant is not aware of any other company, any foreign government or any other person, jointly or severally, that directly or indirectly controls the Registrant. The Registrant is not aware of any arrangements, the operation of which, may at a future date result in a change of control of the Registrant.

B. Related Party Transactions

During the year ended December 31, 2012, the Company paid rent of $2,400 (2011: $2,400, 2010: $2,400) for its office in Barbados to a company with a director in common.

Convertible Promissory Notes Payable

In 2009, the Company issued two convertible promissory notes totalling $296,960. One note at 10% interest rate per annum and the other note at 7% interest per annum with one of its shareholder. Each promissory note was convertible into shares of the Company’s common stock at a conversion rate equal to $0.25 per share at the option of the holder. The Company recognized and measured an aggregate of $296,960 of the proceeds which is equal to the intrinsic value of the imbedded amended beneficial conversion feature, to additional paid in capital and a discount against the note issued. The promissory notes are due on demand and unsecured. The Company accrued interest expenses of $3,355 and $20,049 for the years ended December 31, 2012 and 2011, respectively. During the year ended December 31, 2012, the Company repaid the lender an aggregate of principal and interest of $172,196. These notes have fully been repaid.

In 2010, the Company issued an additional convertible promissory note of $350,000 at 7% interest rate per annum to the same shareholder. The promissory note was convertible into shares of the Company’s common stock at a conversion rate equal to $0.25 per share at the option of the holder. The Company recognized and measured an aggregate of $350,000 of the proceeds, which is equal to the intrinsic value of the imbedded amended beneficial conversion feature, to additional paid in capital and a discount against the note issued. The promissory note is due on demand and unsecured. The Company accrued interest expenses of $24,567 and $24,500 for the year ended December 31, 2012 and 2011, respectively. As of December 31, 2012, the note remains outstanding.

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

a.       Monthly interest and principal minimum payment of $10,000 shall commence beginning June 1, 2011 and shall be paid monthly thereafter

b.      The entire loan amount outstanding shall be repaid on the earlier of

i)        At the option of the Company, at any time after November 2011

ii)      36 months from the date of April 16, 2011

iii)    The date of demand by the shareholder in the event of the occurrence of an event of default under this agreement or change in the business of the Company

As at December 31, 2012, the Company has repaid the lender an aggregate of principal and interest totaling $370,000 (December 31, 2011 - $190,000).

C. Interests of Experts and Counsel

Not applicable

Item 8. FINANCIAL INFORMATION

A. Financial Statements and Other Financial Information

Financial Statements filed as part of this registration statement:

Financial Statements of Play LA, Inc. for the years ended December 31, 2012, 2011 and 2010

Auditor’s Report of KR Margetson Ltd. dated April 13, 2013

Auditor’s Report of RBSM LLP dated July 14, 2011

Balance Sheets as at December 31, 2012 and 2011

Statements of Operations for the years ended December 31, 2012, 2011 and 2010

Statement of Stockholders’ Equity for the years ended December 31, 2012, 2011 and 2010

Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010

Note to Financial Statements

B. Significant Changes

Since the date of the audited financial statements for the period ended December 31, 2012, there have been no significant changes in the Registrant’s operations other than what has been disclosed in this Form 20-F.

Please refer to Item 4 for a discussion of the Company’s acquisition of the two internet information portal sites.

Item 9. THE OFFER AND LISTING

A. Offer and Listing Details

The Registrant was listed December 18, 2008. The Registrant’s common stock is traded in the Over-the-Counter Bulletin Board market under the ticker symbol, “PLLAF”.

The following table sets forth for each quarter, for the last 2 years, the high and low bid prices per share of the Registrant’s common stock:

Quarter Ended	High	Low
March 31, 2009	0.40	0.25
Jun 30, 2009	0.40	0.40
Sep 30, 2009	0.42	0.31
Dec 31, 2009	0.51	0.40

Quarter Ended	High	Low
March 31, 2010	0.54	0.42
Jun 30, 2010	1.05	0.50
Sep 30, 2010	1.05	0.85
Dec 31, 2010	1.01	1.01

Quarter Ended	High	Low
March 31, 2011	1.01	1.00
Jun 30, 2011	1.00	1.00
Sep 30, 2011	1.00	1.00
Dec 31, 2011	0.90	0.25

Quarter Ended	High	Low
March 31, 2012	0.80	0.35
Jun 30, 2012	0.40	0.30
Sep 30, 2012	0.40	0.31
Dec 31, 2012	0.31	0.31

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

A. Share Capital

Not applicable

B. Memorandum and Articles of Association

Previously filed with the Securities and Exchange Commission on the Registrant’s form 20-F dated July 22, 2008.

C. Material Contracts

On December 12, 2012, the Registrant entered into a Share Purchase Agreement with NFC Data Inc. to acquire all the issued and outstanding shares of NFC Data Inc., such that upon completion of the transaction, NFC Data Inc. will become a wholly owned subsidiary of the Registrant.

The Share Purchase Agreement provides for the Company to issue 30,000,000 common shares at a deemed price of US $0.25 per share, for an aggregate consideration of US $7,500,000 to be issued from treasury on the closing date to the shareholders of NFC Data Inc. The shares to be issued are being issued pursuant to transactional exemptions from the prospectus delivery and registration requirements of the Securities Act of 1933, as amended. As required by applicable securities laws, the shares to be issued will have applicable resale restrictions and hold periods imposed by the applicable federal, state, and local laws of the United States, and of each foreign jurisdiction having jurisdiction over the shareholders.

The closing of the transaction is anticipated to be in the first half 2013 or as soon as is legally practicable.

NFC Data Inc. develops solutions and technologies utilizing Near Field Communications technology (“NFC”). NFC Data Inc. is developing a platform to enable the use of NFC in high margin environments, such as toys, advertising, promotions, gaming and payments. NFC is a proven, world-wide standardized technology that is currently used for entry access (key cards and FOBs), gaming, phone-to-phone data transfer, payment processing, and interactive marketing.

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

Interest Rate Sensitivity

As of December 31, 2012, the Registrant has one promissory note requiring interest payments. The Registrant has not entered into any agreement or purchased any instrument to hedge against possible interest rate risks at this time.

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

Management assessed the effectiveness of the Registrant's internal control over financial reporting as of December 31, 2011. In making this assessment, it used the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the Registrant’s assessment, management has concluded that as of December 31, 2012, the Registrant's internal control over financial reporting is effective based on those criteria.

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

Item 16B. CODE OF ETHICS

The Registrant has not adopted a formal written Code of Business Conduct. Management is considering various draft codes of business conduct and expects that one will be adopted by the Registrant during its fiscal year ended December 31, 2013.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The Registrant’s audit fee for the year ended 2012 was $10,000 and for the year ended 2011 was $10,000.

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

Index to Financial Statements

Financial Statements of Play LA, Inc. for the years ended December 31, 2012, 2011 and 2010

Auditor’s Report of KR Margetson Ltd. dated April 13, 2013

Auditor’s Report of RBSM LLP dated July 14, 2011

Balance Sheets as at December 31, 2012 and 2011

Statements of Operations for the years ended December 31, 2012, 2011 and 2010

Statement of Stockholders’ Equity for the years ended December 31, 2012, 2011 and 2010

Statements of Cash Flows for the years ended December 31, 2012, 2011and 2010

Note to Financial Statements

PLAY LA INC.

FINANCIAL STATEMENTS

December 31, 2012

Report from Auditors

K. R. MARGETSON LTD. #210, 905 West Pender Street Vancouver BC V6C 1L6 Canada	Chartered Accountants Tel: (604) 641-4450 Toll free fax: 1 (855) 603-3228

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Play LA Inc.:

We have audited the balance sheets of Play LA Inc. as of December 31, 2012 and 2011 and the related statement of operations, equity (deficit) and cash flows for the each of the two years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, based on our audits, these financial statements referred to above, present fairly, in all material respects, the financial position of Play LA Inc. as of December 31, 2012 and 2011 and the results of its operations, changes in equity (deficit) and its cash flows for the two years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements referred to above have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has an accumulated deficit of $2,408,373 and is dependent on its future profitability and the ongoing support of its stockholders, affiliates and creditors. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management’s plans as to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

April 13, 2013	/s/ K. R. MARGETSON LTD.
Vancouver BC	Chartered Accountants

 Play LA Inc.
Balance Sheets
December 31, 2012 and 2011

	December 31,	December 31,
	2012	2011
ASSETS

Current assets
Cash and cash equivalents	$43,644	$34,276
Accounts receivable	40,957	78,110
Notes receivable (Note 4)	110,000	-
Total current assets	194,601	112,386

Equipment, net (Notes 3 & 5)	-	356

Other assets
Goodwill (Note 6)	119,009	119,009
Other intangible assets, net (Note 7)	70,025	99,854
	189,034	218,863

TOTAL ASSETS	$383,635	$331,606

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities
Accounts payable & accrued liabilities (Note 8)	$230,621	$209,163
Convertible notes payable - related party (Note 11)	350,000	518,744
Total liabilities	580,621	727,907

STOCKHOLDERS' EQUITY (DEFICIT) (Note 9)
Common stock, no par value, 50,000,000 shares authorized,
12,221,912 and 11,751,912 issued and outstanding (as of December 31, 2012 and 2011, respectively)	1,364,375	1,293,875
Common stock, shares subscribed	30,000	-
Additional paid in capital	856,345	852,533
Accumulated deficit	(2,408,374)	(2,503,377)
Other comprehensive loss	(39,332)	(39,332)
	(196,986)	(396,301)

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$383,635	$331,606

Note 12 - Commitments and contingencies
Note 13 - Entry to a material agreement
Note 14 – Subsequent events

The accompanying notes are an integral of these financial statements

Play LA Inc.
Statements of Operations
For the Three Years Ended December 31, 2012, 2011 and 2010

	December	December	December
	2012	2011	2010
REVENUE
Sales	$471,876	$640,664	$709,484
Cost of sales	(46,041)	(335,725)	(763,671)
Gross Profit	425,835	304,939	(54,187)

EXPENSES
Depreciation and Amortization	30,545	45,098	84,282
Management fees	81,500	35,500	24,000
Professional fees	35,605	27,055	56,587
Directors fees	38,250	-	-
Investor relations fees	-	-	87,065
Goodwill impairment	-	-	39,403
General and administration fees	107,081	108,745	318,281
	292,981	216,398	609,518
Gain/(Loss) from operations	132,854	88,541	(663,705)

OTHER EXPENSES:
Interest on loans	(27,923)	(44,549)	(31,885)
Amortization of debt discount (Note 11)	-	-	(350,000)
Foreign exchange loss/gain	(9,928)	6,312	-

Net income (loss)	95,003	50,304	(1,045,590)
Other comprehensive item
Foreign currency translation loss	-	-	(10,337)
Net income (loss) and comprehensive income (loss) for the year	$95,003	$50,304	$(1,055,927)

Basic earnings (loss) per share	$0.008	$0.004	$(0.09)
Diluted earnings (loss) per share	$0.007	$0.003	$(0.09)

Weighted average number of shares outstanding
Basic	11,976,639	11,719,912	11,886,718
Diluted	13,376,639	14,920,826	11,886,718

The accompanying notes are an integral of these financial statements

Play LA Inc.
Statements of Stockholder’s Equity (Deficit)
For the Years Ended December 31, 2012, 2011 and 2010

						Accumulated
	Common Stock		Shares	Additional	Accumulated	Comprehensive	Treasury
	Shares	Amount	Subscribed	Paid In	Deficit	Loss	Stock	Total

Balance, December 31, 2009	11,550,000	$1,190,900	-	$323,267	$(1,508,091)	$(28,995)	$-	$(22,919)

Fair value of vested options issued	-	-	-	128,629	-	-	-	128,629
Common stock issued for services at $0.51	139,412	71,100	-	-	-	-	-	71,100
Common stock issued for services at $0.51	250,000	127,500	-	-	-	-	(95,625)	31,875
Beneficial conversion feature	-	-	-	350,000	-	-	-	350,000
Net loss for the year	-	-	-		(1,045,590)	(10,337)	-	(1,055,927)
Balance, December 31, 2010	11,939,412	1,389,500	-	801,896	(2,553,681)	(39,332)	(95,625)	(497,242)

Fair value of vested options issued	-	-	-	50,637	-	-	-	50,637
Common stock cancelled	(187,500)	(95,625)	-	-	-	-	95,625	-
Net income for the year	-	-	-	-	50,304	-	-	50,304
Balance, December 31, 2011	11,751,912	1,293,875	-	852,533	(2,503,377)	(39,332)	-	(396,301)

Fair value of vested options issued	-	-		3,812	-	-	-	3,812
Common stock issued for services at $0.15	470,000	70,500		-	-	-	-	70,500
Shares subscribed, not issued	-	-	30,000	-	-	-	-	30,000
Net income for the year	-	-		-	95,003	-	-	95,003
Balance, December 31, 2012	12,221,912	$1,364,375	$30,000	$856,345	$(2,408,374)	$(39,332)	$-	$(196,986)

The accompanying notes are an integral of these financial statements

Play LA Inc.
Statements of Cash Flows
For the Three Years Ended December 31, 2012, 2011 and 2010

	December 31,	December 31,	December 31,
	2012	2011	2010
Cash flows from operating activities
Net income/(loss)	$95,003	$50,304	$(1,045,590)
Adjustments to reconcile net cash flows from operating activities
Depreciation and amortization	30,654	45,098	84,282
Impairment of goodwill	-	-	39,403
Shares issued for services	70,500	-	31,875
Amortization of debt discount	-	-	350,000
Stock options expense	3,812	50,637	128,629
Changes in operating assets and liabilities
Accounts receivable	37,153	12,606	(46,380)
Note receivable	(110,000)	-	-
Accounts payable	21,458	(102,168)	158,766
Net cash flows used in operating activities	148,580	56,477	(299,015)

Cash flows from investing activities
Capital assets - computers	-	-	(1,066)
Payment for intangible assets	(468)	(658)	(1,500)
Net cash flows used in investing activities	(468)	(658)	(2,566)

Cash flows from financing activities
Shares subscriptions received but not issued	30,000	-	-
Repayment of notes payable	(168,744)	(128,216)	-
Proceeds from notes payable	-	-	350,000
Net cash flows used in financing activities	(138,744)	(128,216)	350,000

Effect of translation on cash	-	-	(10,337)
Net increase(decrease) in cash	9,368	(72,397)	38,082

Cash and cash equivalents, beginning of period	34,276	106,673	68,591

Cash and cash equivalents, end of period	$43,644	$34,276	$106,673

Supplemental disclosure:
Interest paid on notes	$27,923	$44,549	$31,885
Intcome tax paid	$-	$-	$-

Non-cash financing and investing activities:
Common stock issued for services (directors’ fees)	$70,500	$-	$-
Common stock issued for purchase of assets	$-	$-	$71,100
Beneficial conversion feature on convertible promissory notes	$-	$-	$350,000

The accompanying notes are an integral of these financial statements

Play LA Inc.
Notes to the Financial Statements
December 31, 2012

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

The Company has incurred net income from operations of $95,003 for the year ended December 31, 2012 but has an accumulated deficit of $2,408,373 as at December 31, 2012. The Company's ability to continue as a going concern is in substantial doubt and is dependent upon obtaining additional financing and/or achieving a sustainable profitable level of operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. The Company may seek additional funding in the form of equity financing from the sale of common stock and/or seek to obtain short-term loans in order to support existing operations and expand the range of its business. There is no assurance that such additional funds will be available for the Company on acceptable terms, if at all. The issuances of additional equity securities by the Company would result in a dilution in the equity interests of its current stockholders. There are no current arrangements in place for equity funding or short term loans.

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

(d) Accounts receivable and allowance for doubtful accounts

Accounts receivable are recorded net of allowances for doubtful accounts and reserves for returns. In the normal course of business, the Company extends credit to customers that satisfy predefined credit criteria. The Company is required to estimate the collectability of its receivables. Allowances for doubtful accounts are established through the evaluation of accounts receivable aging and prior collection experience to estimate the ultimate realization of these receivables. At December 31, 2012 and 2011, management determined that no allowance was necessary.

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

We perform our annual goodwill impairment test as at year end and monitor for interim triggering events on an ongoing basis. Goodwill is reviewed for impairment utilizing a two-step process. The first step requires us to compare the fair value of each reporting unit, which we primarily determine using an income approach based on the net present value of discounted cash flows, to the respective carrying value, which includes goodwill. For the years ended December 31, 2012 and December 31, 2011, we determined that there was no impairment.

In our December 31, 2010 assumptions, we A) used a 15% Stabilized period EBITDA annual growth rate, which is based upon management's expectations, historical data and industry expertise B) used a 2.5X Cash flow multiple for terminal value, which has been based upon the multiple the Company was valued at for December 2009 and C) used a 20% Discount rate for NPV of cash flows, that has been based upon the weighted average cost of capital. In our December 31, 2011 assumptions, we used a 10% Stabilized period EBITDA annual growth rate to reflect Management’s estimation of a slight reduction in annual growth rate. Our cash flow multiple and discount rate remained the same as in our 2010 calculations. If the fair value of the reporting unit exceeds its carrying value, the goodwill is not considered impaired. If the carrying value is higher than the fair value, there is an indication that impairment may exist and the second step is required. In step two, the implied fair value of goodwill is calculated as the excess of the fair value of a reporting unit over the fair values assigned to its assets and liabilities. If the implied fair value of goodwill is less than the carrying value of the reporting unit, then impairment exists. At December 31, 2012 and 2011, management has determined that there was no impairment. At December 31, 2010, there was an impairment of $39,403. The circumstances leading up to the impairment at December 31, 2010 originated from an internal review of our impairment test, and the ensuing reduction in the 3.5X multiple of cash flows used in the calculation of terminal value, to a 2.5X multiple. We changed the 3.5X multiple used in our annual impairment testing performed in March 2010, down to a 2.5X multiple when we reviewed our impairment testing in September, 2010, due to an overall review of the company’s operations in a changing business climate. This caused us to not only thoroughly review our goodwill impairment process again, but to take a more conservative approach to valuing the goodwill. The actual goodwill impairment of $39,403 was $5,472 higher than the $33,931 estimated in the 3rd quarter of 2010 due to net cash flows coming in $6,848 less than estimated in the 3rd quarter.

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

The Company’s revenues for the year ended December 31, 2012 consisted of revenues from advertisement services. The company currently utilizes various types of advertising models to generate revenue as follows: 1) flat rate paid advertising campaigns; 2) paid Sponsorship campaigns; 3) CPA (performance based) campaigns and 4) CPM (cost per thousand viewers) . The company enters into short term paid and sponsorship advertising contracts, for periods of one to three months. The company collects the payments for flat rate and sponsorship campaigns in advance of running the campaigns and revenue is recognized ratably over the campaign period. The Company collects the payments for CPA and CPM campaigns within 30 days after each month-end results. Revenue is recognized for CPA and CPM campaigns when a contract has been signed, the fee is fixed and determinable, delivery of the service has occurred, and the collection is probable.

(m) Advertising Expenses

The Company expenses advertising costs as incurred. The Company incurred no advertising expenses as of December 31, 2012 and 2011.

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

In 2012, there were 1,843,084 potentially dilutive securities outstanding in the form of convertible promissory notes (3,203,120 in 2011).

All per share and per share information are adjusted retroactively to reflect stock splits and changes in par value. Fully diluted shares outstanding were 13,819,723 and 14,923,032 for the years ended December 31, 2012 and 2011, respectively.

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

The Company’s revenues earned from advertising for the year ended December 31, 2012 includes 36%, 21% and 12% of the Company’s total revenues from three customers. These three customers represent 24%, 19% and 10% of the Company’s accounts receivable, respectively. The Company’s revenues earned from advertising for the year ended December 31, 2011 includes 21%, 19% and 14% of the Company’s total revenues from three customers. Two of these three customers represent 18% and 16% of Company’s accounts receivable.

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

As at December 31, 2012, there no outstanding stock options as all of the options were cancelled by the Company. As at December 31, 2011, there were outstanding stock options to purchase 965,000 shares of common stock, of which 928,750 shares were vested.

(s) New Accounting Pronouncements

Management does not believe that any other recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying financial statements.

Note 4 - Notes Receivable

On July 27, 2012, the Company entered into an agreement with NFC Data Inc., (see Note 13) whereby it agreed to lend a principal sum of US $130,000 advanced to the borrower in aggregate, from time to time, at an interest rate of 4% per annum. At December 31, 2012, $110,000 was advanced to the borrower. The notes receivable was due and payable by March 31, 2013 but was payment was not received by that date and the loan is delinquent. Subsequent to the year end, the Company has funded further amounts, bringing the total advanced to $222,500 as at April 11, 2013.

Note 5 - Equipment

Equipment consists of the following:

	December 31, 2012
		Accumulated
	Cost	Depreciation	Net
Computer	$1,066	$1,066	$-

	December 31, 2011
		Accumulated
	Cost	Depreciation	Net
Computer	$1,066	$710	$356

During the years ended December 31, 2012 and 2011, depreciation expenses charged to operations was $356 and $355, respectively.

Note 6 - Goodwill

Goodwill consisted of the following as at December 31, 2012 and 2011:
.
	Cost	Impairment	Net

Goodwill	$158,412	$39,403	$119,009

Note 7 - Intangible Assets

Intangible assets consist of the following:

	December 31, 2012
		Accumulated
	Cost	Amortization	Net
Source code	$19,615	$19,615	$-
URL	51,041	22,616	28,425
Web-site content	178,456	136,856	41,600
Subscribers list	56,845	52,845	-
Client accounts	98,070	98,070	-
Trade name	7,846	7,846	-
	$411,873	$341,848	$70,025

	December 31, 2011
		Accumulated
	Cost	Amortization	Net
Source code	$19,615	$19,615	$-
URL	50,573	17,549	33,024
Web-site content	178,456	111,626	66,830
Subscribers list	56,845	56,845	-
Client accounts	98,070	98,070	-
Trade name	7,846	7,846	-
	$411,405	$311,551	$99,854

During the years ended December 31, 2012 and 2011, amortization expenses charged to operations was $30,297 and $44,743, respectively.

The estimated amortization expense is as follows for each of the years ending December 31:

2013	$25,067
2014	25,104
2015	6,704
2016	5,104
2017	5,104
Thereafter	2,942
Total	$70,025

Note 8 - Accounts payable and accrued expenses

Accounts payable and accrued expenses consist of the following:

	December 31,
	2012	2011
Accounts payable	$21,921	$10,618
Payable for assets acquired (Note 12)	121,125	115,875
Accrued Interest	49,453	32,786
Deferred revenue	29,122	39,884
Accrued liabilities	9,000	10,000
Total	$230,621	$209,163

Note 9 - Common Stock

During the year ended December 31, 2012, the Company issued 470,000 common shares for services rendered at $0.15 per share to officers, directors and consultants of the Company. The per share price was based on the fair value price, discounted for the lack of market transactions at the time of issuance.

During the year ended December 31, 2012, the Company received $30,000 from an accredited investor for 120,000 common shares of the Company valued at $0.25 per share. The shares have not been issued.

During the year ended December 31, 2011, the Company cancelled 187,500 common shares issued for services rendered at $0.51 per share for the total amount of $95,625, and returned the shares back to treasury.

Note 10 - Stock Options

During the year ended December 31, 2012, the Company cancelled all outstanding stock options.

Transactions involving stock options for the past three years are summarized as follows:

	Number of	Weighted Average
	Options	Exercise Price

Outstanding at December 31, 2009:	1,200,000	$0.40
Granted	380,000	0.62
Exercised	-	-
Expired	(320,000)	0.42
Outstanding at December 31, 2010:	1,260,000	0.46
Granted	-	-
Exercised	-	-
Expired	(295,000)	0.59
Outstanding at December 31, 2011	965,000	0.42
Cancelled	(965,000)	0.42
Outstanding at December 31, 2012	NIL	$-

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

For the 2009 stock options, the Company recognized $3,812 in compensation expense associated with the stock options prior to it being cancelled. The Company recognized $19,688 in compensation expense associated with the stock options as of December 31, 2011 and $99,972 in compensation expense for the period ended December 31, 2010.

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

Note 11 - Related Party Transactions

During the twelve months ended December 31, 2012 and 2011, the Company paid rent of $2,400 and $2,400, respectively, for its office in Barbados to a company with a director in common.

During the twelve months ended December 31, 2012 and 2011, the Company paid $101,500 and $35,500, in management fees respectively to officers of the Company.

During the twelve months ended December 31, 2012 and 2011, the Company paid $89,250 and $NIL, in directors fees respectively to directors of the Company

Convertible Promissory Notes Payable
In 2009, the Company issued two convertible promissory notes totalling $296,960 with one of its shareholders. The promissory notes were due on demand and unsecured. Each promissory note was convertible into shares of the Company’s common stock at a conversion rate equal to $0.25 per share at the option of the holder. The Company recognized and measured an aggregate of 100% of the proceeds, representing the intrinsic value of the imbedded amended beneficial conversion feature, to additional paid in capital and a discount against the note issued. As the notes were due on demand, the discount was amortized immediately as a charge to income in 2009. One of the notes was for $96,960 with interest at 10% per annum. The other note, for $200,000, had an interest rate of 7% per annum. The Company accrued interest expenses of $3,356 and $20,048 for the years ended December 31, 2012 and 2011, respectively. At December 31, 2011, the $96,960 note had been repaid. The other convertible promissory note had a remaining principal balance of $168,744 at December 31, 2011. It was repaid in total during 2012.

In 2010, the Company issued an additional convertible promissory note of $350,000 at 7% interest rate per annum to the same shareholder. The promissory note is due on demand, unsecured with a conversion rate of $0.25 per common share at the option of the holder. The Company recognized and measured an aggregate of 100% of the proceeds, representing the intrinsic value of the imbedded amended beneficial conversion feature, to additional paid in capital and a discount against the note issued. As the note was due on demand, the discount was amortized immediately as a charge to income in 2010. The Company accrued interest expenses of $24,567 and $24,500 for the year ended December 31, 2012 and 2011, respectively.

Summary of notes payable

		Accrued
Loan	Loan	Interest		Amount
Date	Amount	to date	Total	Paid	Outstanding
Jan 26 ‘09	96,960	24,793	121,753	121,753	-
May 08 ‘09	200,000	40,443	240,443	240,443	-
Aug 31 ‘10	350,000	57,256	407,256	7,804	399,452

	$646,960	$122,492	$769,452	$370,000	$399,452

General Security Agreement

On April 16, 2011, the Company entered into a General Security Agreement with respect to the notes payable establishing a security position over all Company assets. New terms for the loans, were established and are set out as follows:

a.	Monthly interest and principal minimum payment of $10,000 shall commence beginning June 1, 2011 and shall be paid monthly thereafter
b.	The entire loan amount outstanding shall be repaid on the earlier of
i) At the option of the Company, at any time after November 2011
ii) 36 months from the date of April 16, 2011
iii) The date of demand by the shareholder in the event of the occurrence of an event of default under this agreement or change in the business of the Company

As at December 31, 2012, the Company has repaid the lender an aggregate of principal and interest totaling $370,000 ($190,000 as at December 31, 2011).

Note 12 - Commitments and Contingencies

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

Payment of the balance of the purchase price was secured by an escrow agreement. During the year ended December 31, 2012, the Company is in default of its payment of $121,125 (£75,000) to Chongster Ltd. which (£50,000) was due April 10, 2011 and a subsequent (£25,000) was due April 10, 2012. The Company is subject to a penalty interest rate of 4% above the Bank of London prime rate of 0.5%. During the year ended December 31, 2010, the Company paid $92,816 (£60,000) in respect to the cash portion of the agreement and issued 139,412 common shares of the Company which was valued at $71,100. Accordingly, Items a, b, c, and d have been satisfied and completed. The balance of $121,125 (£75,000) of which $80,750 (£50,000) was due April 10, 2011 and a further $40,375 (£25,000) was due April 10, 2012 is shown in the accounts payable and accrued liabilities. Total interest accrued on the balance at year end was $8,356 ($3,472 at December 31, 2011) which is also included in accounts payables.

Note 13 - Entry to a Material Agreement

On December 12, 2012, the Company entered into a Share Purchase Agreement in which the Company will acquire all the issued and outstanding shares of NFC Data Inc., a corporation organized under the laws of the British Virgin Islands, such that upon completion of the this transaction, NFC Data Inc. will become a wholly owned subsidiary.

The Share Purchase Agreement provides for the issuance of 30,000,000 common shares at a deemed price of US $0.25 per share, for an aggregate consideration of US $7,500,000. The shares issued will be issued pursuant to transactional exemptions from the prospectus delivery and registration requirements of the Securities Act of 1933, as amended. As required by applicable securities laws, the shares will have applicable resale restrictions and hold periods imposed by the applicable federal, state, and local laws of the United States, and of each foreign jurisdiction of the shareholders.

The closing of the transactions is anticipated to be early 2013 or as soon as legally practicable. Conditions precedent to the closing of the transaction shall be subject to completion of a due diligence review by both companies; receipt of approvals and third party consents of the boards of directors of Play LA and NFC Data shareholders and regulatory authorities; and completion of audited financial statements.

Note 14 - Subsequent Events

Subsequent to December 31, 2012, the Company received $42,500 from accredited investors for 170,000 common shares of the Company valued at $0.25 per share. The shares have not been issued by the Company.

Subsequent to December 31, 2012, the Company repaid $20,000 towards the outstanding notes payable.

K. R. MARGETSON LTD. Chartered Accountants

#210, 905 West Pender Street Tel: (604) 641-4450

Vancouver BC V6C 1L6 Toll free fax: 1 (855) 603-3228

Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of

Play LA Inc.:

We have audited the balance sheets of Play LA Inc. as of December 31, 2012 and 2011 and the related statement of operations, equity (deficit) and cash flows for the each of the two years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, based on our audits, these financial statements referred to above, present fairly, in all material respects, the financial position of Play LA Inc. as of December 31, 2012 and 2011 and the results of its operations, changes in equity (deficit) and its cash flows for the two years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements referred to above have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has an accumulated deficit of $2,408,373 and is dependent on its future profitability and the ongoing support of its stockholders, affiliates and creditors. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management’s plans as to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

April 13, 2013	/s/ K. R. MARGETSON LTD.
Vancouver BC	Chartered Accountants

.

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

/s/ RBSM LLP

New York, New York

July 14, 2011

Play LA Inc.

Balance Sheets

December 31, 2012 and 2011

	December 31,	December 31,
	2012	2011
ASSETS

Current assets
Cash and cash equivalents	$43,644	$34,276
Accounts receivable	40,957	78,110
Notes receivable (Note 4)	110,000	-
Total current assets	194,601	112,386

Equipment, net (Notes 3 & 5)	-	356

Other assets
Goodwill (Note 6)	119,009	119,009
Other intangible assets, net (Note 7)	70,025	99,854
	189,034	218,863

TOTAL ASSETS	$383,635	$331,606

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities
Accounts payable & accrued liabilities (Note 8)	$230,621	$209,163
Convertible notes payable - related party (Note 11)	350,000	518,744
Total liabilities	580,621	727,907

STOCKHOLDERS' EQUITY (DEFICIT) (Note 9)
Common stock, no par value, 50,000,000 shares authorized,
12,221,912 and 11,751,912 issued and outstanding	1,364,375	1,293,875
(as of December 31, 2012 and 2011, respectively)
Common stock, shares subscribed	30,000	-
Additional paid in capital	856,345	852,533
Accumulated deficit	(2,408,374)	(2,503,377)
Other comprehensive loss	(39,332)	(39,332)
	(196,986)	(396,301)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$383,635	$331,606

Note 12 - Commitments and contingencies Note 13 - Entry to a material agreement Note 14 – Subsequent events

The accompanying notes are an integral of these financial statements

Play LA Inc.

Statements of Operations

For the Three Years Ended December 31, 2012, 2011 and 2010

	December	December	December
	2012	2011	2010
REVENUE
Sales	$471,876	$640,664	$709,484
Cost of sales	(46,041)	(335,725)	(763,671)
Gross Profit	425,835	304,939	(54,187)

EXPENSES
Depreciation and Amortization	30,545	45,098	84,282
Management fees	81,500	35,500	24,000
Professional fees	35,605	27,055	56,587
Directors fees	38,250	-	-
Investor relations fees	-	-	87,065
Goodwill impairment	-	-	39,403
General and administration fees	107,081	108,745	318,281
	292,9821	216,398	609,518
Gain/(Loss) from operations	132,854	88,541	(663,705)

OTHER EXPENSES:
Interest on loans	(27,923)	(44,549)	(31,885)
Amortization of debt discount (Note 11)	-	-	(350,000)
Foreign exchange loss/gain	(9,928)	6,312	-
Net income (loss)	95,003	50,304	(1,045,590)
Other comprehensive item
Foreign currency translation loss	-	-	(10,337)
Net income (loss) and comprehensive income (loss) for the year	$95,003	$50,304	$(1,055,927)

Basic earnings (loss) per share	$0.008	$0.004	$(0.09)
Diluted earnings (|loss) per share	$0.007	$0.003	$(0.09)

Weighted average number of shares outstanding
Basic	11,976,639	11,719,912	11,886,718
Diluted	13,376,639	14,920,826	11,886,718

The accompanying notes are an integral of these financial statements

Play LA Inc.

Statements of Stockholder’s Equity (Deficit)

For the Years Ended December 31, 2012, 2011 and 2010

						Accumulated
	Common Stock		Shares	Additional	Accumulated	Comprehensive	Treasury
	Shares	Amount	Subscribed	Paid In	Deficit	Loss	Stock	Total

Balance, December 31, 2009	11,550,000	$ 1,190,900	-	$ 323,267	$ (1,508,091)	$ (28,995)	$ -	$ (22,919)

Fair value of vested options issued	-	-	-	128,629	-	-	-	128,629
Common stock issued for services at $0.51	139,412	71,100	-	-	-	-	-	71,100
Common stock issued for services at $0.51	250,000	127,500	-	-	-	-	(95,625)	31,875
Beneficial conversion feature	-	-	-	350,000	-	-	-	350,000
Net loss for the year	-	-	-		(1,045,590)	(10,337)	-	(1,055,927)
Balance, December 31, 2010	11,939,412	1,389,500	-	801,896	(2,553,681)	(39,332)	(95,625)	(497,242)

Fair value of vested options issued	-	-	-	50,637	-	-	-	50,637
Common stock cancelled	(187,500)	(95,625)	-	-	-	-	95,625	-
Net income for the year	-	-	-	-	50,304	-	-	50,304
Balance, December 31, 2011	11,751,912	1,293,875	-	852,533	(2,503,377)	(39,332)	-	(396,301)

Fair value of vested options issued	-	-		3,812	-	-	-	3,812
Common stock issued for services at $0.15	470,000	70,500		-	-	-	-	70,500
Shares subscribed, not issued	-	-	30,000	-	-	-	-	30,000
Net income for the year	-	-		-	95,003	-	-	95,003
Balance, December 31, 2012	12,221,912	$ 1,364,375	$ 30,000	$ 856,345	$ (2,408,374)	$ (39,332)	$ -	$ (196,986)

The accompanying notes are an integral of these financial statements

Play LA Inc.

Statements of Cash Flows

For the Three Years Ended December 31, 2012, 2011 and 2010

	December 31,	December 31,	December 31,
	2012	2011	2010
Cash flows from operating activities
Net income/(loss)	$95,003	$50,304	$(1,045,590)
Adjustments to reconcile net cash flows from operating activities
Depreciation and amortization	30,654	45,098	84,282
Impairment of goodwill	-	-	39,403
Shares issued for services	70,500	-	31,875
Amortization of debt discount	-	-	350,000
Stock options expense	3,812	50,637	128,629
Changes in operating assets and liabilities
Accounts receivable	37,153	12,606	(46,380)
Note receivable	(110,000)	-	-
Accounts payable	21,458	(102,168)	158,766
Net cash flows used in operating activities	148,580	56,477	(299,015)

Cash flows from investing activities
Capital assets - computers	-	-	(1,066)
Payment for intangible assets	(468)	(658)	(1,500)
Net cash flows used in investing activities	(468)	(658)	(2,566)

Cash flows from financing activities
Shares subscriptions received but not issued	30,000	-	-
Repayment of notes payable	(168,744)	(128,216)	-
Proceeds from notes payable	-	-	350,000
Net cash flows used in financing activities	(138,744)	(128,216)	350,000

Effect of translation on cash	-	-	(10,337)
Net increase(decrease) in cash	9,368	(72,397)	38,082

Cash and cash equivalents, beginning of period	34,276	106,673	68,591

Cash and cash equivalents, end of period	$43,644	$34,276	$106,673

Supplemental disclosure:
Interest paid on notes	$27,923	$44,549	$31,885
Income tax paid	$-	$-	$-

Non-cash financing and investing activities:
Common stock issued for services (directors’ fees)	$70,500	$-	$-
Common stock issued for purchase of assets	$-	$-	$71,100
Beneficial conversion feature on convertible promissory notes	$-	$-	$350,000

The accompanying notes are an integral of these financial statements

Play LA Inc.

Notes to the Financial Statements

December 31, 2012

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

The Company has incurred net income from operations of $95,003 for the year ended December 31, 2012 but has an accumulated deficit of $2,408,373 as at December 31, 2012. The Company's ability to continue as a going concern is in substantial doubt and is dependent upon obtaining additional financing and/or achieving a sustainable profitable level of operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. The Company may seek additional funding in the form of equity financing from the sale of common stock and/or seek to obtain short-term loans in order to support existing operations and expand the range of its business. There is no assurance that such additional funds will be available for the Company on acceptable terms, if at all. The issuances of additional equity securities by the Company would result in a dilution in the equity interests of its current stockholders. There are no current arrangements in place for equity funding or short term loans.

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

(d) Accounts receivable and allowance for doubtful accounts

Accounts receivable are recorded net of allowances for doubtful accounts and reserves for returns. In the normal course of business, the Company extends credit to customers that satisfy predefined credit criteria. The Company is required to estimate the collectability of its receivables. Allowances for doubtful accounts are established through the evaluation of accounts receivable aging and prior collection experience to estimate the ultimate realization of these receivables. At December 31, 2012 and 2011, management determined that no allowance was necessary.

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

We perform our annual goodwill impairment test as at year end and monitor for interim triggering events on an ongoing basis. Goodwill is reviewed for impairment utilizing a two-step process. The first step requires us to compare the fair value of each reporting unit, which we primarily determine using an income approach based on the net present value of discounted cash flows, to the respective carrying value, which includes goodwill. For the years ended December 31, 2012 and December 31, 2011, we determined that there was no impairment.

In our December 31, 2010 assumptions, we A) used a 15% Stabilized period EBITDA annual growth rate, which is based upon management's expectations, historical data and industry expertise B) used a 2.5X Cash flow multiple for terminal value, which has been based upon the multiple the Company was valued at for December 2009 and C) used a 20% Discount rate for NPV of cash flows, that has been based upon the weighted average cost of capital. In our December 31, 2011 assumptions, we used a 10% Stabilized period EBITDA annual growth rate to reflect Management’s estimation of a slight reduction in annual growth rate. Our cash flow multiple and discount rate remained the same as in our 2010 calculations. If the fair value of the reporting unit exceeds its carrying value, the goodwill is not considered impaired. If the carrying value is higher than the fair value, there is an indication that impairment may exist and the second step is required. In step two, the implied fair value of goodwill is calculated as the excess of the fair value of a reporting unit over the fair values assigned to its assets and liabilities. If the implied fair value of goodwill is less than the carrying value of the reporting unit, then impairment exists. At December 31, 2012 and 2011, management has determined that there was no impairment. At December 31, 2010, there was an impairment of $39,403. The circumstances leading up to the impairment at December 31, 2010 originated from an internal review of our impairment test, and the ensuing reduction in the 3.5X multiple of cash flows used in the calculation of terminal value, to a 2.5X multiple. We changed the 3.5X multiple used in our annual impairment testing performed in March 2010, down to a 2.5X multiple when we reviewed our impairment testing in September, 2010, due to an overall review of the company’s operations in a changing business climate. This caused us to not only thoroughly review our goodwill impairment process again, but to take a more conservative approach to valuing the goodwill. The actual goodwill impairment of $39,403 was $5,472 higher than the $33,931 estimated in the 3rd quarter of 2010 due to net cash flows coming in $6,848 less than estimated in the 3rd quarter.

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

The Company’s revenues for the year ended December 31, 2012 consisted of revenues from advertisement services. The company currently utilizes various types of advertising models to generate revenue as follows: 1) flat rate paid advertising campaigns; 2) paid Sponsorship campaigns; 3) CPA (performance based) campaigns and 4) CPM (cost per thousand viewers) . The company enters into short term paid and sponsorship advertising contracts, for periods of one to three months. The company collects the payments for flat rate and sponsorship campaigns in advance of running the campaigns and revenue is recognized ratably over the campaign period.  The Company collects the payments for CPA and CPM campaigns within 30 days after each month-end results.  Revenue is recognized for CPA and CPM campaigns when a contract has been signed, the fee is fixed and determinable, delivery of the service has occurred, and the collection is probable.

(m) Advertising Expenses

The Company expenses advertising costs as incurred. The Company incurred no advertising expenses as of December 31, 2012 and 2011.

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

In 2012, there were 1,843,084 potentially dilutive securities outstanding in the form of convertible promissory notes (3,203,120 in 2011).

All per share and per share information are adjusted retroactively to reflect stock splits and changes in par value. Fully diluted shares outstanding were 13,819,723 and 14,923,032 for the years ended December 31, 2012 and 2011, respectively.

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

The Company’s revenues earned from advertising for the year ended December 31, 2012 includes 36%, 21% and 12% of the Company’s total revenues from three customers. These three customers represent 24%, 19% and 10% of the Company’s accounts receivable, respectively. The Company’s revenues earned from advertising for the year ended December 31, 2011 includes 21%, 19% and 14% of the Company’s total revenues from three customers. Two of these three customers represent 18% and 16% of Company’s accounts receivable.

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

As at December 31, 2012, there no outstanding stock options as all of the options were cancelled by the Company. As at December 31, 2011, there were outstanding stock options to purchase 965,000 shares of common stock, of which 928,750 shares were vested.

(s) New Accounting Pronouncements

Management does not believe that any other recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying financial statements.

Note 4 – Notes Receivable

On July 27, 2012, the Company entered into an agreement with NFC Data Inc., (see Note 13) whereby it agreed to lend a principal sum of US $130,000 advanced to the borrower in aggregate, from time to time, at an interest rate of 4% per annum. At December 31, 2012, $110,000 was advanced to the borrower. The notes receivable was due and payable by March 31, 2013 but payment was not received by that date and the loan is delinquent. Subsequent to the year end, the Company has funded further amounts, bringing the total advanced to $222,500 as at April 11, 2013.

Note 5 - Equipment

Equipment consists of the following:

	December 31, 2012
		Accumulated
	Cost	Depreciation	Net
Computer	$1,066	$ 1,066	$-

	December 31, 2011
		Accumulated
	Cost	Depreciation	Net
Computer	$1,066	$ 710	$356

During the years ended December 31, 2012 and 2011, depreciation expenses charged to operations was $356 and $355, respectively.

Note 6 – Goodwill

Goodwill consisted of the following as at December 31, 2012 and 2011:

.

	Cost	Impairment	Net

Goodwill	$ 158,412	$ 39,403	$ 119,009

Note 7 – Intangible Assets

Intangible assets consist of the following:

	December 31, 2012
		Accumulated
	Cost	Amortization	Net
Source code	$ 19,615	$ 19,615	$ -
URL	51,041	22,616	28,425

Web-site content	178,456	136,856	41,600
Subscribers list	56,845	52,845	-
Client accounts	98,070	98,070	-
Trade name	7,846	7,846	-
	$ 411,873	$ 341,848	$ 70,025

	December 31, 2011
		Accumulated
	Cost	Amortization	Net
Source code	$ 19,615	$ 19,615	$ -
URL	50,573	17,549	33,024
Web-site content	178,456	111,626	66,830
Subscribers list	56,845	56,845	-
Client accounts	98,070	98,070	-
Trade name	7,846	7,846	-
	$ 411,405	$ 311,551	$ 99,854

During the years ended December 31, 2012 and 2011, amortization expenses charged to operations was $30,297 and $44,743, respectively.

The estimated amortization expense is as follows for each of the years ending December 31:

2013	$25,067
2014	25,104
2015	6,704
2016	5,104
2017	5,104
Thereafter	2,942
Total	$70,025

Note 8 – Accounts payable and accrued expenses

Accounts payable and accrued expenses consist of the following:

	December 31,
	2012	2011
Accounts payable	$21,921	$10,618
Payable for assets acquired (Note 12)	121,125	115,875
Accrued Interest	49,453	32,786
Deferred revenue	29,122	39,884
Accrued liabilities	9,000	10,000
Total	$230,621	$209,163

Note 9 - Common Stock

During the year ended December 31, 2012, the Company issued 470,000 common shares for services rendered at $0.15 per share to officers, directors and consultants of the Company. The per share price was based on the fair value price, discounted for the lack of market transactions at the time of issuance.

During the year ended December 31, 2012, the Company received $30,000 from an accredited investor for 120,000 common shares of the Company valued at $0.25 per share. The shares have not been issued.

During the year ended December 31, 2011, the Company cancelled 187,500 common shares issued for services rendered at $0.51 per share for the total amount of $95,625, and returned the shares back to treasury.

Note 10 - Stock Options

During the year ended December 31, 2012, the Company cancelled all outstanding stock options.

Transactions involving stock options for the past three years are summarized as follows:

	Number of	Weighted Average
	Options	Exercise Price

Outstanding at December 31, 2009:	1,200,000	$ 0.40
Granted	380,000	0.62
Exercised	-	-
Expired	(320,000)	0.42
Outstanding at December 31, 2010:	1,260,000	0.46
Granted	-	-
Exercised	-	-
Expired	(295,000)	0.59
Outstanding at December 31, 2011	965,000	0.42
Cancelled	(965,000)	0.42
Outstanding at December 31, 2012	NIL	$ -

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

For the 2009 stock options, the Company recognized $3,812 in compensation expense associated with the stock options prior to it being cancelled. The Company recognized $19,688 in compensation expense associated with the stock options as of December 31, 2011 and $99,972 in compensation expense for the period ended December 31, 2010.

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

Note 11 - Related Party Transactions

During the twelve months ended December 31, 2012 and 2011, the Company paid rent of $2,400 and $2,400, respectively, for its office in Barbados to a company with a director in common.

During the twelve months ended December 31, 2012 and 2011, the Company paid $101,500 and $35,500, in management fees respectively to officers of the Company.

During the twelve months ended December 31, 2012 and 2011, the Company paid $89,250 and $NIL, in directors fees respectively to directors of the Company

Convertible Promissory Notes Payable

In 2009, the Company issued two convertible promissory notes totalling $296,960 with one of its shareholders. The promissory notes were due on demand and unsecured. Each promissory note was convertible into shares of the Company’s common stock at a conversion rate equal to $0.25 per share at the option of the holder. The Company recognized and measured an aggregate of 100% of the proceeds, representing the intrinsic value of the imbedded amended beneficial conversion feature, to additional paid in capital and a discount against the note issued. As the notes were due on demand, the discount was amortized immediately as a charge to income in 2009. One of the notes was for $96,960 with interest at 10% per annum. The other note, for $200,000, had an interest rate of 7% per annum. The Company accrued interest expenses of $3,356 and $20,048 for the years ended December 31, 2012 and 2011, respectively. At December 31, 2011, the $96,960 note had been repaid. The other convertible promissory note had a remaining principal balance of $168,744 at December 31, 2011. It was repaid in total during 2012.

In 2010, the Company issued an additional convertible promissory note of $350,000 at 7% interest rate per annum to the same shareholder. The promissory note is due on demand, unsecured with a conversion rate of $0.25 per common share at the option of the holder. The Company recognized and measured an aggregate of 100% of the proceeds, representing the intrinsic value of the imbedded amended beneficial conversion feature, to additional paid in capital and a discount against the note issued. As the note was due on demand, the discount was amortized immediately as a charge to income in 2010. The Company accrued interest expenses of $24,567 and $24,500 for the year ended December 31, 2012 and 2011, respectively.

Summary of notes payable

		Accrued
Loan	Loan	Interest		Amount
Date	Amount	to date	Total	Paid	Outstanding
Jan 26 ‘09	96,960	24,793	121,753	121,753	-
May 08 ‘09	200,000	40,443	240,443	240,443	-
Aug 31 ‘10	350,000	57,256	407,256	7,804	399,452

	$ 646,960	$ 122,492	$ 769,452	$ 370,000	$ 399,452

General Security Agreement

On April 16, 2011, the Company entered into a General Security Agreement with respect to the notes payable establishing a security position over all Company assets. New terms for the loans, were established and are set out as follows:

c.       Monthly interest and principal minimum payment of $10,000 shall commence beginning June 1, 2011 and shall be paid monthly thereafter

d.      The entire loan amount outstanding shall be repaid on the earlier of

iv)     At the option of the Company, at any time after November 2011

v)      36 months from the date of April 16, 2011

vi)     The date of demand by the shareholder in the event of the occurrence of an event of default under this agreement or change in the business of the Company

As at December 31, 2012, the Company has repaid the lender an aggregate of principal and interest totaling $370,000 ($190,000 as at December 31, 2011).

Note 12 – Commitments and Contingencies

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

Payment of the balance of the purchase price was secured by an escrow agreement. During the year ended December 31, 2012, the Company is in default of its payment of $121,125 (£75,000) to Chongster Ltd. which (£50,000) was due April 10, 2011 and a subsequent (£25,000) was due April 10, 2012. The Company is subject to a penalty interest rate of 4% above the Bank of London prime rate of 0.5%. During the year ended December 31, 2010, the Company paid $92,816 (£60,000) in respect to the cash portion of the agreement and issued 139,412 common shares of the Company which was valued at $71,100. Accordingly, Items a, b, c, and d have been satisfied and completed. The balance of $121,125 (£75,000) of which $80,750 (£50,000) was due April 10, 2011 and a further $40,375 (£25,000) was due April 10, 2012 is shown in the accounts payable and accrued liabilities. Total interest accrued on the balance at year end was $8,356 ($3,472 at December 31, 2011) which is also included in accounts payables.

Note 13 – Entry to a Material Agreement

On December 12, 2012, the Company entered into a Share Purchase Agreement in which the Company will acquire all the issued and outstanding shares of NFC Data Inc., a corporation organized under the laws of the British Virgin Islands, such that upon completion of the this transaction, NFC Data Inc. will become a wholly owned subsidiary.

The Share Purchase Agreement provides for the issuance of 30,000,000 common shares at a deemed price of US $0.25 per share, for an aggregate consideration of US $7,500,000. The shares issued will be issued pursuant to transactional exemptions from the prospectus delivery and registration requirements of the Securities Act of 1933, as amended. As required by applicable securities laws, the shares will have applicable resale restrictions and hold periods imposed by the applicable federal, state, and local laws of the United States, and of each foreign jurisdiction of the shareholders.

The closing of the transactions is anticipated to be early 2013 or as soon as legally practicable. Conditions precedent to the closing of the transaction shall be subject to completion of a due diligence review by both companies; receipt of approvals and third party consents of the boards of directors of Play LA and NFC Data shareholders and regulatory authorities; and completion of audited financial statements.

Note 14 - Subsequent Events

Subsequent to December 31, 2012, the Company received $42,500 from accredited investors for 170,000 common shares of the Company valued at $0.25 per share. The shares have not been issued by the Company.

Subsequent to December 31, 2012, the Company repaid $20,000 towards the outstanding notes payable.

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

10.7 Share Purchase Agreement dated December 12, 2012 filed on Form 6K December 12, 2012

12.1 Section 302 Certification of CEO*

12.2 Section 302 Certification of CFO*

13.1 Section 906 Certification of CEO*

13.2 Section 906 Certification of CFO*

*Filed herewith

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PLAY LA INC.

Dated: April 15, 2013	Per:
/s/ David Hallonquist
David Hallonquist,
President and Chief Executive Officer

Per:
/s/ Brian Cole
Brian Cole,
Chief Financial Officer