Form 20-F
period 2013-12-31
PLAY LA INC.
filed 2014-04-07
CIK 1378553

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

[x]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the Fiscal Period Ended December 31, 2013

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

Number of outstanding shares of each of the Registrant’s classes of capital or common stock as of December 31, 2013: 12,221,912 Common Shares Without Par Value

Indicate by check mark whether the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

The current auditor for the Registrant is K.R. Margetson Ltd. of #210, 905 West Pender Street, Vancouver, BC, Canada, V6C 1L6, for our December 31, 2013, 2012 and 2011 year end.

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

	Period from	Period from	Period from	Period from	Period from
	Jan 1, 2009 to	Jan 1, 2010 to	Jan 1, 2011 to	Jan 1, 2012 to	Jan 1, 2013 to
	Dec 31, 2009	Dec 31, 2010	Dec 31, 2011	Dec 31, 2012	Dec 31, 2013

Amounts in Accordance with US GAAP (presented in U.S. dollars):
Total Assets	$330,552	$461,048	$331,606	$383,635	$447,465
Net working capital	$(240,544)	$(760,901)	$(615,521)	$(386,020)	$(177,177)
Share capital	$1,217,207	$2,191,396	$2,146,408	$2,250,720	$2,318,220
Shareholders’ Equity (Deficit)	$(22,919)	$(497,242)	$(396,301)	$(196,986)	$(13,079)
Gain (Loss) from operations	$(363,030)	$(663,705)	$88,540	$132,854	$154,047
Earnings (Loss) per share -basic and diluted)	$(0.06)	$(0.09)	$0.004	$0.008	$0.010
Earnings (Loss) per share - diluted	$(0.06)	$(0.09)	$0.003	$0.007	$0.009
Weighted average number of	11,527,534	11,886,718	11,719,912	11,976,639	12,221,912
common shares - basic
Weighted average number of common shares - diluted	11,527,534	11,886,718	14,920,826	13,376,639	13,353,750

B.	Capitalization and Indebtedness

Not applicable

C.	Reasons for the Offer and Use of Proceeds

Not applicable

D.	Risk Factors

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

On April 16, 2011, the Registrant entered into a General Security Agreement with a lender to the Company. The agreement was registered on May 23, 2011 in favor of the lender to provide security for the outstanding loans made to the Company by the lender. The total aggregate principal amount of the loans was $646,960. New terms for the loans were established. Currently, the Registrant is repaying the outstanding loans with a minimum monthly amount of $10,000. As at December 31, 2013, the principal amount of the loan outstanding was $281,019.

On December 12, 2012, the Registrant entered into a Share Purchase Agreement with NFC Data Inc., a company incorporated under the laws of the British Virgin Islands, in which the Registrant will acquire all the issued and outstanding shares of NFC Data Inc. such that upon completion of the transaction, NFC Data Inc. will become a wholly owned subsidiary of the Company. The closing of the transaction was anticipated to be in the first half of 2013 or as soon as was legally practical. The closing date was extended twice by mutual agreement between the Company and NFC Data Inc., with the last closing date expected to be May 31, 2013. The closing of the transaction did not occur. In August, 2013, the Company was notified by NFC Data Inc. that they were withdrawing from the Share Purchase Agreement. The Company had extended monies to NFC Data Inc. by way of loans during the due diligence period, which the Company is now in the process of attempting to collect. The Company has retained the law firm of Harney Westwood & Riegels, in the BVI, to act on it’s behalf in the current proceedings.

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

Overall, demand for gaming services in the European Union has been increasing. A recent independent report highlighted some of the key reasons for increased gaming demand.[1]

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

The five largest markets (UK, France, Germany, Spain and Italy) account for about 75% of the EU’s gaming expenditures. [2]

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

[1] Data from EU Study Provided – did not have the name

[2] The Case for State Lotteries – A Report for the European Lotteries and Toto Association – London Economics September 2006

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

According to Hitwise[3], the largest UK online gaming and lottery sites include:

Site	URL	%
The National Lottery	www.national-lottery.co.uk	32.0%
Betfair	www.betfair.com	4.8%
Ladbrokes	www.ladbrokes.com	3.6%
Racing Post	www.racingpost.co.uk	3.2%
Bet365	www.bet365.com	3.2%
William Hill	www.willhill.com	3.1%
Jackpotjoy	www.jackpotjoy.com	2.8%
Paddy Power	www.paddypower.com	2.4%
King.com	www.midasplayer.com	1.9%
AtTheRaces	www.attheraces.co.uk	1.8%

Source: www.hitwise.com

[3] http://www.hitwise.com

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

The closing date was extended twice by mutual agreement between the Company and NFC Data Inc., with the last closing date expected to be May 31, 2013. The closing of the transaction did not occur. In August, 2013, the Company was notified by NFC Data Inc. that they were withdrawing from the Share Purchase Agreement. The Company had extended monies to NFC Data Inc. by way of loans during the due diligence period, which the Company is now in the process of attempting to collect. The Company has retained the law firm of Harney Westwood & Riegels, in the BVI, to act on it’s behalf in the current proceedings.

The total funds the Company loaned to NFC Data Inc. was $222,500. As at December 31, 2013, the principal loan outstanding was $182,620 plus accrued interest of $1,743.

Item 4A.	unresolved staff comments

Not applicable

Item 5.	operating and financial review and prospects

The company was formed in September 27, 2005. The following discussion is management’s assessment of factors and trends which are anticipated to have a material effect on our company’s financial condition and results of operations in future periods.

A.	Operating Results

The following discussion and analysis of the Registrant’s financial condition and results of operations for the fiscal years ended December 31, 2013, and 2012 should be read in conjunction with the Registrant’s financial statements and related notes included in this registration statement in accordance with “Item 8 – Financial Information”. The Registrant’s financial statements included in this registration statement were prepared in accordance with United States generally accepted accounting principles.

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

For the years ended, December 31,

	2013	2012	2011	2010	2009
					(Restated)
REVENUE
Sales	$ 441,390	$ 471,876	$ 640,664	$ 709,484	$ 521,488
Cost of sales	(62,357)	(46,041)	(335,725)	(763,671)	(656,122)

Gross Profit	379,033	425,835	304,939	(54,187)	(134,634)

EXPENSES
Amortization	25,114	30,545	45,098	84,282	39,709
Editorial fees	-	-	-	-	-
Management fees	97,000	81,500	35,500	24,000	36,000
Professional fees	23,449	35,605	27,055	56,487	28,868
Investor relations fees	-	-	-	87,065	36,085
Directors fees	-	38,250	-	-
Goodwill impairment	-	-	-	39,403	-
Asset acquisition expense	-	-	-	118,280	-
General and administration fees	79,423	107,081	108,745	200,001	87,734
	224,986	292,982	216,398	609,518	228,396

Income/(loss) before other items	154,047	132,854	88,541	(663,705)	(363,030)

Other Items:
Interest on loans	(23,507)	(27,923)	(44,549)	(31,885)	(18,137)
Foreign exchange gain/(loss)	(14,133)	(9,928)	6,312	(10,337)	(4,604)
Amortization of debt discount	-	-	-	(350,000)	(296,960)

Net profit/loss	$ 116,407	$ 95,003	$ 50,304	$ (1,055,927)	$ (682,731)

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Revenues

Revenue for the fiscal year ended December 31, 2013 was $441,390 compared to revenue of $471,876 for the fiscal year ended December 31, 2012. There was a slight decrease of $30,486 in revenue for the fiscal year ended December 31, 2013 which was probably attributed to a reduction in the overall content production across the websites, which contributed to a small decline in overall website traffic, which ultimately affects our Google rankings, and therefore advertising revenues.

Cost of Sales

The cost of sales for the fiscal year ended December 31, 2013 was $62,357 compared to the cost of sales of $46,041 for the fiscal year ended December 31, 2012. The increase of $16,316 for the fiscal year ended December 31, 2013 was due to the fact the Company outsourced some of its website marketing.

Operating Expenses

The Registrant’s operating expenses for the year ended December 31, 2013 were $224,985, compared to $292,981 for the year ended December 31, 2012. The decrease in operating expenses of $67,996 for the year ended December 31, 2013 was primarily due to the decrease in professional fees, director fees and general and administration fees.

The Registrant’s professional fees for the year ended December 31, 2013 were $23,448 compared to $35,605 for the year ended December 31, 2012. The decrease in professional fees was $12,157 for the year ended December 31, 2013 which were attributable to legal services relating to the share purchase agreement with NFC Data Inc. in fiscal year ended December 31, 2012.

The Registrant’s general and administrative expenses for the year ended December 31, 2013 were $79,423 compared to $107,081, for the year ended December 31, 2012. There was a decrease of $27,658 in general and administrative expenses compared to the previous year. This was mainly due to the limited activity dealing with a Share Purchase Agreement in 2013, that was being formulated and constructed in 2012.

Net Profit/Loss

The Registrant’s net profit for the year ended December 31, 2013 was $116,408, compared to a net profit of $95,003 for the year ended December 31, 2012. The increase of $21,405 was primarily due to the decrease in the general and administration fees.

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

The Registrant’s general and administrative expenses for the year ended December 31, 2012 were $107,081 compared to $108,745, for the year ended December 31, 2011.

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

As at December 31, 2013, the Registrant had cash and cash equivalents in the amount of $59,650.

The Registrant had $177,177 in working capital deficit at December 31, 2013. This was mainly due to the company using the working capital repaying outstanding loans and reducing overall debt.

During the year ended December 31, 2010, the Registrant entered into a convertible promissory note payable. The note was for $350,000 with a shareholder of the Registrant. The note is unsecured and due on demand. The note bears an interest rate of 7% per annum. The note has an option for the holder to convert all or part of the principal and accrued interest thereon into common stock of the Company at $0.25 per share. The Company accrued interest expenses of $8,189 for the year ended December 31, 2010, $24,500 for the year ended December 31, 2011,$24,567 for the year ended December 31, 2012, and $23,507 for the year ended December 31, 2013. This note is outstanding as at December 31, 2013.

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

To date, all funding for the Registrant's business and ongoing operations has come from common share issuances. In the three month period from September to December 2005, the Registrant raised $103,000 in equity. In the next nine months of operation (Jan to Sept 2006), the Registrant raised $59,650 in equity. In January, 2007, the Registrant raised $26,000 in equity. In April, 2007, the Company raised $1,000,000 in equity. During the year ended December 31, 2012, the Registrant raised $30,000 in private placement subscription from an accredited investor at $0.25 per share. During the year ended December 31, 2013, the Registrant raised $67,500 in private placement subscriptions from accredited investors at $0.25 per share. As at the year ended December 31, 2013, the shares have not been issued.

During the year ended December 31, 2013, the CFO received $7,000 for compensation. The CEO received $90,000 for compensation. Office equipment and rent is being provided to the Registrant by management at a nominal rate of $200 per month.

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

G.	Safe Harbor

Not applicable.

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Name	Age	Position	Other Reporting Companies In Canada or the United States
			Company	Position
David Hallonquist	56	President, Chief Executive Officer and Director	Nil	N/A
Philip Poeta	60	Director	Nil	N/A
Roger R. Matthews	65	Director	Nil	N/A
H. Brian Cole	56	Director and C.F.O.	Nil	N/A
Jamie Lidstone	42	Director	Nil	N/A

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

In October 2013, one of the directors, Steve Latham, resigned. In October, 2013, the Board of Directors sought out and appointed Philip Poeta as his replacement. The board of directors remains at five.

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

PHILIP A. POETA – Director

Mr. Poeta has had extensive Sales, Marketing and Sales Management experience in the Consumer Electronics Industry for over 23 years, working for companies such as Marantz, Sony, Mitsubishi, and Sharp. In 1991 Phil broke away from the industry to start his own sales agency, focusing primarily on the Golf Industry, one of Mr. Poeta’s passions and hobbies. Subsequently, he has developed three distinct businesses, Poeta Promotions, Corporate Connections and Golfheaven.ca, overseeing all aspects of each.

Educated at York University as well as Ryerson, Phil brings a unique sales style and entrepreneurial spirit to the table, along with numerous long term business relationships.

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

Set out below is a summary of compensation paid during the Registrant’s most recently completed financial years to the Registrant’s Executive Officers:

Name And Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compen- sation ($)
		Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Awards		Payouts
					Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	Long Term Incentive Plan Payouts ($)
David Hallonquist	2013 2012 2011 2010 2009 2008 2007	$90,000 $60,000 $25,000 Nil Nil Nil Nil	Nil	Nil	Nil 25,000 50,000 25,000 Nil	Nil	Nil	Nil $7,650
Brian Cole	2013 2012 2011 2010 2009 2008 2007	$ 7,000 $ 6,500 $10,500 $24,000 $36,000 $32,500 $20,000	Nil	Nil	Nil 25,000 50,000 25,000 Nil	Nil	Nil	Nil $7,650

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

During the year ended December 31, 2012, the board of directors decided to cancel all stock options that were granted, vested and unexercised. In accordance to the Registrant’s 2009 Restricted Stock/Option Plan, 1,700,000 stock options are available to be granted as at December 31, 2013 and 2012.

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

During the year ended December 31, 2012, the Registrant provided 51,000 common stock valued at $0.15 per share to each director as compensation for services provided in their capacity as directors during the year ended December 31, 2012. There were no shares issued to any director or officer as compensation for services during the year ended December 31, 2013.

Long Term Incentive Plan (LTIP) Awards

The Registrant has no LTIP awards authorized or issued.

C.	Board Practices

The board of directors of the Registrant is currently comprised of David Hallonquist, Philip A. Poeta, Roger R. Matthews, H. Brian Cole and Jamie Lidstone. Steve W. Latham resigned in October 2013 in which Philip A. Poeta was appointed to fill the vacant position. Each director of the Registrant is elected and holds office until his successor takes office or until his earlier death, resignation or removal. The board of directors currently has established no committees other than the audit committee. The members of the Registrant’s audit committee are Mr. Philip A Poeta, Mr. Roger Matthews and Mr. Brian Cole. There are no directors’ service contracts with the Registrant providing for benefits upon termination of employment.

D.	Employees

As of December 31, 2013, the Registrant had two part-time staff, its C.E.O., David Hallonquist and its C.F.O., Brian Cole.

E.	Share Ownership

The following table lists as of December 31, 2013, the share ownership of all of the Registrant’s directors and members of its administrative, supervisory and management bodies. The Registrant has only one class of shares issued and outstanding being, common shares, without par value, and all of the common shares have the same voting rights. None of the persons named in the following table hold any warrants to purchase shares of the Registrant.

Name and Position	Number of Shares Held	Percentage of Shares Held (%) (1)
David Hallonquist (2)	2,555,875	20.91%
Philip A. Poeta	10,000l	0.08%
Roger R. Matthews	51,000	0.41%
H. Brian Cole	351,000	2.87%
Jamie Lidstone	281,000	2.23%

(1)	The percentage ownership positions are based on 12,221,912 shares outstanding as of December 31, 2013.

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

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

As of December 31, 2013, the Registrant had 27 shareholders of record holding 12,221,912 shares. The number of record holders in the United States is 6, the portion of outstanding securities held in the United States is 2,627,510 shares or approximately 21.50%.

Other than as disclosed above, the Registrant is not aware of any other company, any foreign government or any other person, jointly or severally, that directly or indirectly controls the Registrant. The Registrant is not aware of any arrangements, the operation of which, may at a future date result in a change of control of the Registrant.

B.	Related Party Transactions

During the year ended December 31, 2013, the Company paid rent of $2,400 (2012: $2,400, 2011: $2,400) for its office in Barbados to a company with a director in common.

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

In 2010, the Company issued an additional convertible promissory note of $350,000 at 7% interest rate per annum to the same shareholder. The promissory note was convertible into shares of the Company’s common stock at a conversion rate equal to $0.25 per share at the option of the holder. The Company recognized and measured an aggregate of $350,000 of the proceeds, which is equal to the intrinsic value of the imbedded amended beneficial conversion feature, to additional paid in capital and a discount against the note issued. The promissory note is due on demand and unsecured. The Company accrued interest expenses of $-23,507 and $24,567 for the year ended December 31, 2013 and 2012, respectively. As of December 31, 2013, the principal note amount outstanding was $281,019.

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

As at December 31, 2013, the Company has repaid the lender an aggregate of principal and interest totaling $510,000 (December 31, 2012 - $370,000).

C.	Interests of Experts and Counsel

Not applicable

Item 8.	FINANCIAL INFORMATION

A.	Financial Statements and Other Financial Information

Financial Statements filed as part of this registration statement:

Financial Statements of Play LA, Inc. for the years ended December 31, 2013, 2012 and 2011

Auditor’s Report of KR Margetson Ltd. dated April 3, 2014

Balance Sheets as at December 31, 2013 and 2012

Statements of Operations for the years ended December 31, 2013, 2012 and 2011

Statement of Stockholders’ Equity for the years ended December 31, 2013, 2012 and 2011

Statements of Cash Flows for the years ended December 31, 2013, 2012 and 2011

Note to Financial Statements

B.	Significant Changes

Since the date of the audited financial statements for the period ended December 31, 2013, there have been no significant changes in the Registrant’s operations other than what has been disclosed in this Form 20-F.

Please refer to Item 4 for a discussion of the Company’s acquisition of the two internet information portal sites.

Item 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

The Registrant was listed December 18, 2008. The Registrant’s common stock is traded in the Over-the-Counter Bulletin Board market under the ticker symbol, “PLLAF”.

The following table sets forth for each quarter, for the last 3 years, the high and low bid prices per share of the Registrant’s common stock:

Quarter Ended	High	Low
March 31, 2011	1.01	1.00
Jun 30, 2011	1.00	1.00
Sep 30, 2011	1.00	1.00
Dec 31, 2011	0.90	0.25

Quarter Ended	High	Low
March 31, 2012	0.80	0.35
Jun 30, 2012	0.40	0.30
Sep 30, 2012	0.40	0.31
Dec 31, 2012	0.31	0.31

Quarter Ended	High	Low
March 31, 2013	0.31	0.31
Jun 30, 2013	0.31	0.31
Sep 30, 2013	0.31	0.31
Dec 31, 2013	0.31	0.11

B.	Plan of Distribution

Not applicable.

C.	Markets

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

The closing of the transaction was anticipated to be in the first half 2013 or as soon as was legally practicable. The closing date was extended twice by mutual agreement between the Company and NFC Data Inc., with the last closing date expected to be May 31, 2013. The closing of the transaction did not occur. In August, 2013, the Company was notified by NFC Data Inc. that they were withdrawing from the Share Purchase Agreement. The Company had extended monies to NFC Data Inc. by way of loans during the due diligence period, which the Company is now in the process of attempting to collect. The Company has retained the law firm of Harney Westwood & Riegels, in the BVI, to act on it’s behalf in the current proceedings.

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

Interest Rate Sensitivity

As of December 31, 2013, the Registrant has one promissory note requiring interest payments. The Registrant has not entered into any agreement or purchased any instrument to hedge against possible interest rate risks at this time.

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

Management assessed the effectiveness of the Registrant's internal control over financial reporting as of December 31, 2013. In making this assessment, it used the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the Registrant’s assessment, management has concluded that as of December 31, 2013, the Registrant's internal control over financial reporting is effective based on those criteria.

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

The Registrant has not adopted a formal written Code of Business Conduct. Management is considering various draft codes of business conduct and expects that one will be adopted by the Registrant during its fiscal year ended December 31, 2014.

Item 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The Registrant’s audit fee for the year ended 2013 was $10,000 and for the year ended 2011 was $10,000.

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

Index to Financial Statements

Financial Statements of Play LA, Inc. for the years ended December 31, 2013, 2012 and 2011

Auditor’s Report of KR Margetson Ltd. dated April 3, 2014

Balance Sheets as at December 31, 2013 and 2012

Statements of Operations for the years ended December 31, 2013, 2012 and 2011

Statement of Stockholders’ Equity for the years ended December 31, 2013, 2012 and 2011

Statements of Cash Flows for the years ended December 31, 2013, 2012and 2011

Note to Financial Statements

PLAY LA INC.

FINANCIAL STATEMENTS

December 31, 2013

K. R. MARGETSON LTD.	Chartered Accountants

210, 905 West Pender Street Vancouver BC V6C 1L6 Canada Tel: 604.641.4450 Fax: 1.855.603.3228

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Play LA Inc.:

We have audited the accompanying balance sheets of Play LA Inc. referred to as the “Company”) as at December 31, 2013 and 2012 and the related statements of operations and comprehensive income, stockholders’ equity and cash flows the years ended December 31, 2013, 2012 and 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2013 and 2012 and the results of its operations changes in equity and its cash flows for the years ended December 31, 2013, 2012 and 2011 in accordance with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations resulting in an accumulated deficit of $2,291,967 and has a net working capital deficiency of $177,177 that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

April 3, 2014	By:	/s/ K. R. Margetson Ltd.
Vancouver BC		Chartered Accountants

Play LA Inc.
Balance Sheets
December 31, 2013 and 2012

	December 31,	December 31,
	2013	2012
ASSETS

Current assets
Cash and cash equivalents	$59,650	$43,644
Accounts receivable	41,097	40,957
Notes receivable (Note 4)	182,620	110,000
Total current assets	283,367	194,601

Other assets
Goodwill (Note 5)	119,009	119,009
Other intangible assets, net (Note 6)	45,089	70,025
	164,098	189,034

TOTAL ASSETS	$447,465	$383,635

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities
Accounts payable & accrued liabilities (Note 7)	$179,525	$230,621
Convertible notes payable - related party (Note 11)	281,019	350,000
Total liabilities	460,544	580,621

STOCKHOLDERS' EQUITY (DEFICIT) (Note 8)
Common stock, no par value, 50,000,000 shares authorized,
12,221,912 issued and outstanding	1,364,375	1,364,375
Common stock, shares subscribed	97,500	30,000
Additional paid in capital	856,345	856,345
Accumulated deficit	(2,291,967)	(2,408,374)
Other comprehensive loss	(39,332)	(39,332)
	(13,079)	(196,986)

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$447,465	$383,635
(DEFICIT)
Note 11 - Commitments and contingencies
Note 12 - Entry to a material agreement
Note 13 - Subsequent events

The accompanying notes are an integral of these financial statements

Play LA Inc.
Statements of Operations and Comprehensive Income
For the Three Years Ended December 31, 2013, 2012 and 2011

	December	December	December
	2013	2012	2011
REVENUE
Sales	$441,390	$471,876	$640,664
Cost of sales	(62,357)	(46,041)	(335,725)
Gross Profit	379,033	425,825	304,939

EXPENSES
Depreciation and Amortization	25,114	30,545	45,098
Management fees	97,000	81,500	35,500
Professional fees	23,449	35,605	27,055
Directors fees	-	38,250	-
General and administration fees	79,423	107,081	108,745
	224,986	292,981	216,398

Gain/(Loss) from operations	154,047	132,854	88,541

OTHER EXPENSES:
Interest on loans	(23,507)	(27,923)	(44,549)
Foreign exchange (loss)/gain	(14,133)	(9,928)	6,312
Net income and comprehensive income for the year	$116,407	$95,003	$50,304

Basic earnings (loss) per share	$0.010	$0.008	$0.004
Diluted earnings (|loss) per share	$0.009	$0.007	$0.003

Weighted average number of shares outstanding
Basic	12,221,912	11,976,639	11,719,912
Diluted	13,353,750	13,376,639	14,920,826

The accompanying notes are an integral of these financial statements

Play LA Inc.
Statements of Stockholder’s Equity (Deficit)
For the Years Ended December 31, 2013, 2012 and 2011

	Common Stock		Shares	Additional	Accumulated	Accumulated Comprehensive	Treasury
	Shares	Amount	Subscribed	Paid In	Deficit	Loss	Stock	Total

Balance, December 31, 2010	11,939,412	1,389,500	-	801,896	(2,553,681)	(39,332)	(95,625)	(497,242)

Fair value of vested options issued	-	-	-	50,637	-	-	-	50,637
Common stock cancelled	(187,500)	(95,625)	-	-	-	-	95,625	-
Net income for the year	-	-	-	-	50,304	-	-	50,304
Balance, December 31, 2011	11,751,912	1,293,875	-	852,533	(2,503,377)	(39,332)	-	(396,301)

Fair value of vested options issued	-	-	-	3,812	-	-	-	3,812
Common stock issued for services at $0.15	470,000	70,500	-	-	-	-	-	70,500
Shares subscribed, not issued	-	-	30,000	-	-	-	-	30,000
Net income for the year	-	-		-	95,003	-	-	95,003
Balance, December 31, 2012	12,221,912	1,364,375	30,000	856,345	(2,408,374)	(39,332)	-	(196,986)

Shares subscribed, not issued	-	-	67,500	-	-	-	-	67,500
Net income for the year	-	-		-	116,407	-	-	116,407
Balance, December 31, 2013	12,221,912	$1,364,375	$97,500	$856,345	$(2,291,967)	$(39,332)	$-	$(13,079)

The accompanying notes are an integral of these financial statements

Play LA Inc.
Statements of Cash Flows
For the Three Years Ended December 31, 2013, 2012 and 2011

	December 31,	December 31,	December 31,
	2013	2012	2011
Cash flows from operating activities
Net income/(loss)	$116,407	$95,003	$50,304
Adjustments to reconcile net cash flows from operating activities
Depreciation and amortization	25,114	30,654	45,098
Shares issued for services	-	70,500	-
Stock options expense	-	3,812	50,637
Changes in operating assets and liabilities
Accounts receivable	(140)	37,153	12,606
Note receivable	(72,620)	(110,00)	-
Accounts payable	(51,096)	21,458	(102,168)
Net cash flows used in operating activities	17,665	145,580	56,477

Cash flows from investing activities
Payment for intangible assets	(178)	(458)	(658)
Net cash flows used in investing activities	(178)	(458)	(658)

Cash flows from financing activities
Shares subscriptions received but not issued	67,500	30,000	-
Repayment of notes payable	(68,981)	(168,744)	(128,216)
Net cash flows used in financing activities	(1,481)	(138,744)	(128,216)

Net increase(decrease) in cash	16,006	9,368	(72,397)

Cash and cash equivalents, beginning of period	43,644	34,276	106,673

Cash and cash equivalents, end of period	$59,650	$43,644	$34,276

Supplemental disclosure:
Interest paid on notes	$23,507	$27,923	$44,549
Income tax paid	$-	$-	$-

Non-cash financing and investing activities:
Common stock issued for services (directors’ fees)	$-	$70,500	$-
Common stock issued for purchase of assets	$-	$-	$-
Beneficial conversion feature on convertible promissory notes	$-	$-	$-

The accompanying notes are an integral of these financial statements

Play LA Inc.
Notes to the Financial Statements
December 31, 2013

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

Note 2 - Going Concern Uncertainties

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles in the United States, which contemplate continuation of the Company as a going concern. However, the Company has limited operations and has sustained operating losses in previous years resulting in an accumulated deficit. In view of these matters, realization of a major portion of the assets in the accompanying balance sheet is dependent upon the continued operations of the Company, which in turn is dependent upon the Company's ability to meet its financing requirements, and the success of its future operations.

The Company has net income from operations of $116,407 for the year ended December 31, 2013 but has an accumulated deficit of $2,291,967 as at December 31, 2013. The Company's ability to continue as a going concern is in substantial doubt and is dependent upon obtaining additional financing and/or achieving a sustainable profitable level of operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. The Company may seek additional funding in the form of equity financing from the sale of common stock and/or seek to obtain short-term loans in order to support existing operations and expand the range of its business. There is no assurance that such additional funds will be available for the Company on acceptable terms, if at all. The issuances of additional equity securities by the Company would result in a dilution in the equity interests of its current stockholders. There are no current arrangements in place for equity funding or short term loans.

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

(d) Accounts receivable and allowance for doubtful accounts

Accounts receivable are recorded net of allowances for doubtful accounts and reserves for returns. In the normal course of business, the Company extends credit to customers that satisfy predefined credit criteria. The Company is required to estimate the collectability of its receivables. Allowances for doubtful accounts are established through the evaluation of accounts receivable aging and prior collection experience to estimate the ultimate realization of these receivables. At December 31, 2013 and 2012, management determined that no allowance was necessary.

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

(g) Impairment of indefinite long-lived intangible assets

As per FASB Accounting Standards Codification (“ASC”) Topic 350, we have opted to perform annual long-lived intangible asset impairment testing. In so doing, we compare the fair value of the long-lived intangible assets to their carrying costs. If the fair value of the assets exceeds its carrying amount, an impairment loss is recognized consisting of the amount equal to that excess. After an impairment loss is recognized, the adjusted carrying amount of the intangible assets shall be its new accounting basis. Subsequent reversal of a previously recognized impairment loss is prohibited.

We primarily determine fair value using an income approach based on the net present value of discounted cash flows. In applying that approach, we have used the following assumptions: A) a 10% Stabilized period EBITDA annual growth rate, which is based upon management's expectations, historical data and industry expertise; B) a 2.5X Cash flow multiple for terminal value, which has been based upon the multiple the Company was valued at in previous professional valuations; and, C) a 20% Discount rate for NPV of cash flows, that has been based upon the weighted average cost of capital

At December 31, 2013, 2012 and 2011, management determined that the fair value of long-lived intangible assets was greater than their carrying value and, accordingly, the assets were not impaired and no impairment charge was required.

(h) Fair Value of Financial Instruments

Accounting Standards Codification subtopic 825-10, Financial Instruments (“ASC 825”) requires disclosure of the fair value of certain financial instruments. Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

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

(l) Advertising Expenses

The Company expenses advertising costs as incurred. The Company incurred no advertising expenses as of December 31, 2013 and 2012.

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

In 2013, there were 1,131,838 potentially dilutive securities outstanding in the form of convertible promissory notes (1,597,811 in 2012).

All per share and per share information are adjusted retroactively to reflect stock splits and changes in par value. Fully diluted shares outstanding were 13,353,750 and 13,574,450 for the years ended December 31, 2013 and 2012, respectively.

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

The Company’s revenues earned from advertising for the year ended December 31, 2013 includes 37%, 29% and 9% of the Company’s total revenues from three customers. These three customers represent 21%, 20% and 4% of the Company’s accounts receivable, respectively. The Company’s revenues earned from advertising for the year ended December 31, 2012 includes 36%, 21% and 12% of the Company’s total revenues from three customers. The three customers represent 24%, 19% and 10% of Company’s accounts receivable.

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

As at December 31, 2013 and 2012, there were no outstanding stock options as all of the options were cancelled by the Company. As at December 31, 2011, there were outstanding stock options to purchase 965,000 shares of common stock, of which 928,750 shares were vested.

(r) New Accounting Pronouncements

Management does not believe that any other recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying financial statements.

Note 4 - Notes Receivable

During the year ended December 31, 2012, the Company entered into an agreement with NFC Data Inc., (see Note 12) whereby it agreed to lend a principal sum of US $130,000 advanced to the borrower in aggregate at an interest rate of 4% per annum. At December 31, 2012, $110,000 was advanced to the borrower. During the year ended December 31, 2013, the Company entered into a further agreement and agreed to lend an additional principal sum of $ 92,500 for a total aggregate of $222,500 also at an interest rate of 4% per annum. The notes were due and payable by December 31, 2013. At December 31, 2013, the total loan outstanding was $182,620 with accrued interest of $1,121. The loans remain outstanding and are delinquent.

The Company has engaged legal counsel to assist in collecting the outstanding amounts. Management’s opinion is that the Company will collect the full amount outstanding and no allowance has been recorded as uncollectible.

Note 5 - Goodwill

Goodwill consisted of the following as at December 31, 2013 and 2012:
.
	Cost	Impairment	Net

Goodwill	$158,412	$39,403	$119,009

Note 6 - Intangible Assets

Intangible assets consist of the following:

	December 31, 2013
		Accumulated
	Cost	Amortization	Net
Source code	$19,615	$19,615	$-
URL	51,219	27,730	23,489
Web-site content	178,456	156,856	21,600
Subscribers list	56,845	56,845	-
Client accounts	98,070	98,070	-
Trade name	7,846	7,846	-
	$412,051	$366,962	$45,089

	December 31, 2012
		Accumulated
	Cost	Amortization	Net
Source code	$19,615	$19,615	$-
URL	51,041	22,616	28,425
Web-site content	178,456	136,856	41,600
Subscribers list	56,845	56,845	-
Client accounts	98,070	98,070	-
Trade name	7,846	7,846	-
	$411,873	$341,848	$70,025

During the years ended December 31, 2013 and 2012, amortization expenses charged to operations was $25,114 and $30,297, respectively.

The estimated amortization expense is as follows for each of the years ending December 31:

2014	$25,122
2015	6,722
2016	5,122
2017	5,122
2018	3,002

Total	$45,090

Note 7 - Accounts payable and accrued expenses

Accounts payable and accrued expenses consist of the following:

	December 31,
	2013	2012
Accounts payable	$18,668	$21,921
Payable for assets acquired (Note 12)	123,675	121,125
Accrued Interest	1,940	49,453
Deferred revenue	25,558	29,122
Accrued liabilities	9,206	9,000
Total	$179,047	$230,621

Note 8 - Common Stock

During the year ended December 31, 2013, the Company received $67,500 from accredited investors for 270,000 common shares of the Company valued at $0.25 per share. During the year ended December 31, 2012, the Company received $30,000 from an accredited investor for 120,000 common shares of the Company valued at $0.25 per share. The shares totaling 390,000 common shares have not been issued.

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

Note 9 - Stock Options

During the year ended December 31, 2013, there were no activities. During the year ended December 31, 2012, the Company cancelled all outstanding stock options.

Transactions involving stock options for the past three years are summarized as follows:

	Number of	Weighted Average
	Options	Exercise Price
Outstanding at December 31, 2010:	1,260,000	0.46
Granted	-	-
Exercised	-	-
Expired	(295,000)	0.59
Outstanding at December 31, 2011	965,000	0.42
Cancelled	(965,000)	0.42
Outstanding at December 31, 2012	NIL	$-

At December 31, 2013, the total number of stock options available to be granted was 1,700,000 (December 31, 2012 – 1,700,000).

During the year ended December 31, 2010, the Board of Directors of the Company granted an aggregate of 380,000 stock options to consultants. The stock options were to expire in 5 years or on the Optionee’s termination date with the Company plus 30 days. The stock options vested every 6 months starting from the grant date for a period of 2 years, after which they are fully vested. The Company recognized $ $30,970 in compensation expense for the year ended December 31, 2011. An aggregate of 295,000 unexercised stock options from consultants that no longer provide services to the Company were forfeited during the year ended December 31, 2011.

Note 10 - Related Party Transactions

During the twelve months ended December 31, 2013, 2012 and 2011 the Company paid rent of $2,400 each year for its office in Barbados to a company with a director in common.

During the twelve months ended December 31, 2013, 2012 and 2011, the Company paid $97,000, $81,500 and $35,500, in management fees respectively to officers of the Company.

During the twelve months ended December 31, 2013, 2012 and 2011, the Company paid $Nil, $38,250 and $Nil, in directors fees respectively to directors of the Company.

Convertible Promissory Notes Payable
In 2009, the Company issued two convertible promissory notes totalling $296,960 with one of its shareholders. The promissory notes were due on demand and unsecured. Each promissory note was convertible into shares of the Company’s common stock at a conversion rate equal to $0.25 per share at the option of the holder. The Company recognized and measured an aggregate of 100% of the proceeds, representing the intrinsic value of the imbedded amended beneficial conversion feature, to additional paid in capital and a discount against the note issued. As the notes were due on demand, the discount was amortized immediately as a charge to income in 2009. One of the notes was for $96,960 with interest at 10% per annum. The other note, for $200,000, had an interest rate of 7% per annum. The Company accrued interest expenses of $Nil and $3,356 for the years ended December 31, 2013 and 2012, respectively. At December 31, 2011, the $96,960 note had been repaid. The other convertible promissory note had a remaining principal balance of $168,744 at December 31, 2011. It was repaid in total during 2012.

In 2010, the Company issued an additional convertible promissory note of $350,000 at 7% interest rate per annum to the same shareholder. The promissory note is due on demand, unsecured with a conversion rate of $0.25 per common share at the option of the holder. The Company recognized and measured an aggregate of 100% of the proceeds, representing the intrinsic value of the imbedded amended beneficial conversion feature, to additional paid in capital and a discount against the note issued. As the note was due on demand, the discount was amortized immediately as a charge to income in 2010. The Company accrued interest expenses of $23,507 and $24,567 for the years ended December 31, 2013 and 2012, respectively.

Summary of notes payable

		Accrued			December 31,
Loan	Loan	Interest		Amount	2013
Date	Amount	to date	Total	Paid	Outstanding
Jan 26 ‘09	96,960	24,793	121,753	121,753	-
May 08 ‘09	200,000	40,443	240,443	240,443	-
Aug 31 ‘10	350,000	80,763	430,763	147,804	282,959

	$646,960	$145,999	$792,959	$510,000	$282,959

Of the total payable at December 31, 2013, $1,940 represents interest and is included in accounts payable.

As at December 31, 2012, $370,000 had been repaid and of the total balance outstanding of $399,452, $49,452 was interest and included in accounts payable.

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
iii) The date of demand by the shareholder in the event of the occurrence of an event of default under this agreement or change in the business of the Company

As at December 31, 2013, the Company has repaid the lender an aggregate of principal and interest totaling $510,000 ($370,000 as at December 31, 2012).

Note 11 - Commitments and Contingencies

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

Payment of the balance of the purchase price was secured by an escrow agreement. During the year ended December 31, 2013, the Company is in default of its payment of $123,675 (£75,000) to Chongster Ltd. of which £50,000 was due April 10, 2011 and a subsequent £25,000 was due April 10, 2012. The Company is subject to a penalty interest rate of 4% above the Bank of London prime rate of 0.5%. During the year ended December 31, 2010, the Company paid $92,816 (£60,000) in respect to the cash portion of the agreement and issued 139,412 common shares of the Company which was valued at $71,100. Accordingly, Items a, b, c, and d have been satisfied and completed. The balance of $123,675 (£75,000) of which $82,450 (£50,000) was due April 10, 2011 and a further $41,225 (£25,000) was due April 10, 2012 is shown in the accounts payable and accrued liabilities. Total interest accrued on the balance at year end was $13,639 ($8,356 at December 31, 2012) which is also included in accounts payables.

Note 12 - Entry to a Material Agreement

On December 12, 2012, the Company entered into a Share Purchase Agreement in which the Company will acquire all the issued and outstanding shares of NFC Data Inc., a corporation organized under the laws of the British Virgin Islands, such that upon completion of the this transaction, NFC Data Inc. will become a wholly owned subsidiary.

The Share Purchase Agreement provided for the issuance of 30,000,000 common shares at a deemed price of US $0.25 per share, for an aggregate consideration of US $7,500,000.

As at December 31, 2013, the closing did not occur. NFC Data Inc. made a unilateral decision to withdraw from the Share Purchase Agreement, an agreement which the Company fully intended to complete.

The Company is currently exploring all of its legal options and recourse in this matter in all jurisdictions that may be involved

Note 13 - Subsequent Events

On March 1, 2014, the Company entered into an agreement to sell the assets of the Arsenal-Mania.com website for a value of £30,000 (or approximately USD 50,000). Should the agreement be consummated, the Company will lose approximately $50,000 in annual revenue. The carrying value of the assets to be sold approximates the selling price so there would be a negligible gain or loss on completion.

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

PLAY LA INC.

Dated: April 3, 2014	Per:	/s/ David Hallonquist
David Hallonquist,
President and Chief Executive Officer

	Per:	/s/ Brian Cole
Brian Cole,
Chief Financial Officer

[1] Data from EU Study Provided – did not have the name

[2] The Case for State Lotteries – A Report for the European Lotteries and Toto Association – London Economics September 2006

[3] http://www.hitwise.com