Form 20-F
period 2014-12-31
PLAY LA INC.
filed 2015-03-31
CIK 1378553

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the Fiscal Period Ended December 31, 2014

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

Number of outstanding shares of each of the Registrant’s classes of capital or common stock as of December 31, 2014: 12,277,500 Common Shares Without Par Value

Indicate by check mark whether the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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
☒ Yes                                ☐ No

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐                          Accelerated filer ☐                              Non-accelerated filer ☒

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

The current auditor for the Registrant is K.R. Margetson Ltd. of #210, 905 West Pender Street, Vancouver, BC, Canada, V6C 1L6, for our December 31, 2014, 2013, 2012 and 2011 year end.

Item 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

Item 3.	KEY INFORMATION

A.	Selected Financial Data

The Registrant was incorporated as Argosy Enterprises Limited in Tortola, British Virgin Islands on September 27, 2005. The Registrant changed its name to Play LA Inc. on October 20, 2005. The Registrant has selected a December 31 year end.

The selected financial data which is provided under this item is for the periods from January 1, 2010 to December 31, 2010 (audited), January 1, 2011 to December 31, 2011 (audited), January 1, 2012 to December 31, 2012 (audited), January 1, 2013 to December 31, 2013 (audited), and January 1, 2014 to December 31, 2014 (audited). This information should be read in conjunction with the Registrant’s financial statements and notes thereto. The selected financial data provided below are not necessarily indicative of the future results of operations or financial performance of the Registrant. The Registrant has not paid any dividends on its common shares and it does not expect to pay dividends in the foreseeable future.

The financial statements of the Registrant for the period from January 1, 2010 to December 31, 2010 have been audited by RBSM LLP, independent registered public accountants. The financial statements for the period from January 1, 2011 to December 31, 2011, January 1, 2012 to December 31, 2012, January 1, 2013 to December 31, 2013 and from the period from January 1, 2014 to December 31, 2014 have been audited by K.R. Margetson Ltd., independent registered public accountants. They are maintained in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States.

	Period from	Period from	Period from	Period from	Period from
	Jan 1, 2010 to	Jan 1, 2011 to	Jan 1, 2012 to	Jan 1, 2013 to	Jan 1, 2014 to
	Dec 31, 2010	Dec 31, 2011	Dec 31, 2012	Dec 31, 2013	Dec 31, 2014

Amounts in Accordance with US GAAP (presented in U.S. dollars):
Total Assets	$461,048	$331,606	$383,635	$447,465	$279,972
Net working capital	$(760,901)	$(615,521)	$(386,020)	$(177,177)	$(75,511)
Share capital	$2,191,396	$2,146,408	$2,250,720	$2,318,220	$2,265,219
Shareholders’ Equity (Deficit)	$(497,242)	$(396,301)	$(196,986)	$(13,079)	$55,357
Gain (Loss) from operations	$(663,705)	$88,540	$132,854	$154,047	$35,647
Earnings (Loss) per share -basic and diluted)	$(0.09)	$0.004	$0.008	$0.010	$0.010
Earnings (Loss) per share - diluted	$(0.09)	$0.003	$0.007	$0.009	$0.009
Weighted average number of common shares - basic	11,886,718	11,719,912	11,976,639	12,221,912	12,200,211
Weighted average number of common shares - diluted	11,886,718	14,920,826	13,376,639	13,353,750	12,891,577

B.	Capitalization and Indebtedness

Not applicable

C.	Reasons for the Offer and Use of Proceeds

Not applicable

D.	Risk Factors

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

The report of our independent auditors on our financial statements for the year ended December 31, 2014 contained an explanatory paragraph indicating there is doubt about our ability to continue as a going concern. This highlights the vulnerability for failure of early growth stage companies such as ours and stresses the likelihood that shareholders in our Company could lose their entire investment.

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

We rely on generating website traffic from the major search engines, such as Google, Bing, and Yahoo, and any changes to the way the search engines index, and display search results could negatively affect our business resulting in a loss of your investment.

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

Risks related to Internet advertising acquisition strategy.

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

Management anticipates substantially all of the Company’s revenue will be derived from Internet advertising. However, the market for Internet advertising may decrease in the future for a number of reasons, including the following:

-	the rate at which Internet users take action in response to an ad may decrease;

-	the popularity of the Internet as an advertising medium clould decrease;

-	Internet users may install existing or to-be-developed software programs that allow them to prevent ads from appearing on their screens;

-	advertisers may prefer an alternative Internet advertising format, product or service which the Company might not offer; and

-	the Company may be unable to make the transition to new Internet advertising formats preferred by advertisers.

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

The gaming industry is typically subject to significant taxation and fee assessment in addition to corporate income taxes generally assessed on business operations. These additional taxes and fees are subject to increase at any time, and may be materially increased either prospectively or retroactively A reduction or retraction of advertising budgets targeting a country that the Company intends to focus its advertising activities to, would reduce the number and size of potential clients and advertising budgets each operator intends to spend. Therefore, a material increase in internet gaming taxes could adversely affect the Company’s revenue and your investment.

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

Our shares are considered Penny Stock and are subject to the Penny Stock rules, which may adversely affect your ability to sell your shares.

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

The Financial Industry Regulatory Authority or FINRA, has adopted sales practice requirements which may also limit a stockholder’s ability to buy and sell our stock.

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

We have not declared dividends and may never declare dividends, which may affect the value of your shares.

We have never declared or paid any dividends on our common stock and do not expect to pay any dividends in the foreseeable future. This may prove unattractive to certain purchasers of our shares making it difficult for you to sell your stock.

Economic conditions could adversely affect our prospects and our results of operations.

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

Foreign currency risk.

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

Interest Rate Risk.

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

Credit Risk.

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

The Registrant commenced operations in May 2007, after the acquisition of two websites, and has continued operations through the current period. The acquisition costs of the two websites were $392,280 (£190,000). At the beginning of 2010, the Registrant acquired two additional websites. The acquisition costs of the additional two websites were $285,780. During the current financial period, the Registrant has not made any principal capital expenditures or divestitures. During the year ended December 2014, the Registrant sold some of its websites for $50,460. The Registrant has not received nor made any public takeover offers.

On April 16, 2011, the Registrant entered into a General Security Agreement with a lender to the Company. The agreement was registered on May 23, 2011 in favor of the lender to provide security for the outstanding loans made to the Company by the lender. The total aggregate principal amount of the loans was $646,960. New terms for the loans were established. Currently, the Registrant is repaying the outstanding loans with a minimum monthly amount of $10,000. As at December 31, 2014, the principal amount of the loan outstanding was $165,936.

On December 12, 2012, the Registrant entered into a Share Purchase Agreement with NFC Data Inc., a company incorporated under the laws of the British Virgin Islands, in which the Registrant will acquire all the issued and outstanding shares of NFC Data Inc. such that upon completion of the transaction, NFC Data Inc. will become a wholly owned subsidiary of the Company. The closing of the transaction was anticipated to be in the first half of 2013 or as soon as was legally practical. The closing date was extended twice by mutual agreement between the Company and NFC Data Inc., with the last closing date expected to be May 31, 2013. The closing of the transaction did not occur. In August, 2013, the Company was notified by NFC Data Inc. that they were withdrawing from the Share Purchase Agreement. The Company had extended monies to NFC Data Inc. by way of loans during the due diligence period, and in 2014, all monies loaned to NFC Data were repaid in full. On August 26th, 2014, the company filed a Statement of Claim in the Eastern Caribbean Supreme Court in the High Court of Justice, ( Commercial Division ) British Virgin Islands, against SecureOne Corporation ( NFC Data Inc. changed it’s name to SecureOne Corporation on May 6th, 2014. ) and the eleven major shareholders of SecureOne Corporation, for breach of the Share Purchase Agreement they signed on December 12, 2012 with the Company. The claim seeks damages in the amount of $10,798,500 plus interest and reimbursement of the Company’s legal costs. The Company has retained the law firm of Harney Westwood & Riegels, in the BVI, to act on it’s behalf in the current proceedings The matter is presently before the Courts, and a trial date is expected for mid-year 2015.

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

Completed Acquisitions and Acquisition Criteria

Completed Acquisitions

On May 1, 2007, the Registrant completed the acquisition of two internet information portal sites, www.bettingchoice.co.uk, and www.guidetopoker.com. The portal sites operate in the English language, and attract English speaking sports and poker enthusiasts primarily throughout the UK and Western Europe. The acquired assets include all programming and source code of the websites, a custom built Client Management System, both URL’s, all archived news, content and articles spanning the past 3 years, a small subscriber database of approximately 10,000 emails, and all client advertising accounts.

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

On February 24, 2010, the Registrant completed the acquisition of an internet information portal site, www.arsenal-mania.com and all of its business contents including but not limited to customer lists, records, agreements, contracts, licenses, patents, trademarks, URLs, content management systems, equipment, and other associated sources for a basic price of 180,000 pounds sterling. The payment consists of issuing 45,000 pounds sterling in the capital stock of the Registrant, 20,000 pounds sterling in cash by 30 days after closing, 20,000 pounds sterling in cash by 60 days after closing, 20,000 pounds sterling in cash by 90 days after closing, 50,000 pounds sterling or 25% of the website’s net operating profits for the first year following the sale and transfer of the website, payable in cash within 30 days of the first anniversary date of the sale and transfer of the website, and 25,000 pounds sterling or 15% of the website’s net operating profits for the second year following the sale and transfer of the website, payable in cash within 30 days of the second anniversary date of the sale and transfer of the website. The Registrant issued 139,412 common shares for the purchase of Arsenal-Mania. In April, 2014, the company negotiated a full and final settlement with the Vendor, agreeing to pay 30,000 pounds sterling in exchange for the return of the 139,412 shares to treasury, and forgiveness of all outstanding debt and accrued interest. In a separate transaction, the Registrant sold the Arsenal Mania website to another party.

The URL’s of the foreign language websites are:

www.opciondeapuestas.com	www.guiaparaaprenderpoquer.com
www.vadslagningsguiden.com	www.guidetillpoker.com
www.puntasulgioco.com	www.guida-al-poker.com
www.daswettangebot.com	www.anleitungzumpoker.com

The operation of the sites are handled in house by management and contract specialists. The Registrant has translated and launched Bettingchoice and Guidetopoker in four additional European languages, each with local, relevant, unique content. The Registrant has focused it’s marketing and content in the recent period primarily around the sports websites, which generate the majority of the Registrant’s annual revenues.

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

Competition Overview

 A report issued by H2 Gambling capital, published by Statista 2015, shows the worldwide online gaming market grew from $33.6 Billion USD in 2011, to $37.6.Billion USD in 2013, with an estimated market of $39.5 Billion USD for 2014. Although accurate statistics on the amount of money spent on advertising by gaming operators is extremely difficult to attain, a generally accepted industry metric is that between 5 – 15% of gross gaming revenues is spent on advertising. In the online gaming sector, in excess of 75% of annual advertising budgets are spent on internet advertising.

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
__________________
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

Year	Internet Users	% of Population
2010		85.00%
2011		85.38%
2012		87.48%
2013		89.84%

Source: ITU.int

Gaming Operators

According to a UK Gambling Commission Report covering a 5 year period, the Revenue of the remote sector of the gambling industry in the UK from 2009 until 2013 showed revenues increased from £11.5 Billion in 2009 to £23.4 Billion in 2013. A report by Mintel, issued by Statista, the Gross Online Gambling yields in the UK increased from £1,510,000 in 2009 to £2,530,000 in 2013.

According to a recent report issued by Statista, the largest sports betting companies measured by revenues, in 2013 were:

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

Demographics

Western Europe is also a geographic sub region of Europe. As defined by the United Nations, Western Europe comprises Austria, Belgium, France, Germany, Liechtenstein, Luxembourg, Monaco, Netherlands and Switzerland. According to the UN, Western Europe is home to approximately 186 million people, with a very modest 1.5% population growth projected for over the next five years. Sixty-one per cent of the population is between the age of 16 and 60.

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

Company management also intends to target Italy, Spain, Portugal, and Scandinavian Countries such as Denmark, Norway, Sweden and Finland.

Internet Penetration

Similar to the statistics for the United Kingdom, Western European countries also show significant growth in internet penetration amongst the population:

	Population	Internet Users,	Penetration
	(2014 Est.)	Latest Data	(% Population)

Denmark	5,569,057	5,419,000	97.3%
Finland	5,268,799	5,117,660	97.1%
France	66,259,012	55,221,000	83.3%
Germany	80,996,685	71,727,551	88.6%
Ireland	4,832,765	3,817,491	79.0%
Italy	61,680,122	36,058,199	58.5%
Netherlands	16,877,351	16,143,879	95.7%
Portugal	10,813,834	7,015,519	64.9%
Spain	47,737,941	35,705,960	74.8%
Sweden	9,723,809	9,216,226	94.8%

Source: www.InternetWorldStats.com

Rising broadband penetration and an interest in using the Internet for personal connections have been driving growth in Internet usage across Western Europe, according to a survey by the European Interactive Advertising Association (“EIAA”) and Synovate.

Gaming Statistics

The following graph shows the Estimated Global Gambling Gross Win in 2012, by nation.

C.	Organizational Structure

The Registrant is not part of a corporate group. The Registrant has no subsidiaries and no corporate controlling shareholder.

D.	Property, Plants and Equipment

The Registrant has no material tangible fixed assets at this time except for computers.

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

The closing date was extended twice by mutual agreement between the Company and NFC Data Inc., with the last closing date expected to be May 31, 2013. The closing of the transaction did not occur. In August, 2013, the Company was notified by NFC Data Inc. that they were withdrawing from the Share Purchase Agreement. The Company had extended monies to NFC Data Inc. by way of loans during the due diligence period, which subsequently have been repaid in full. On August 26th, 2014, the company filed a Statement of Claim in the Eastern Caribbean Supreme Court in the High Court of Justice, (Commercial Division) British Virgin Islands, against SecureOne Corporation (NFC Data Inc. changed it’s name to SecureOne Corporation on May 6th, 2014.) and the eleven major shareholders of SecureOne Corporation, for breach of the Share Purchase Agreement they signed on December 12, 2012 with the Company. The claim seeks damages in the amount of $10,798,500 plus interest and reimbursement of the Company’s legal costs. The matter is presently before the Courts, and a trial date is expected for mid-year 2015. The Company has retained the law firm of Harney Westwood & Riegels, in the BVI, to act on it’s behalf in the current proceedings.

Item 4A.	UNRESOLVED STAFF COMMENTS

Not applicable

Item 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The company was formed in September 27, 2005. The following discussion is management’s assessment of factors and trends which are anticipated to have a material effect on our company’s financial condition and results of operations in future periods.

A.	Operating Results

The following discussion and analysis of the Registrant’s financial condition and results of operations for the fiscal years ended December 31, 2014, and 2013 should be read in conjunction with the Registrant’s financial statements and related notes included in this registration statement in accordance with “Item 8 – Financial Information”. The Registrant’s financial statements included in this registration statement were prepared in accordance with United States generally accepted accounting principles.

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

For the years ended, December 31,

	2014	2013	2012	2011	2010

REVENUE
Sales	$427,816	$441,390	$471,876	$640,664	$709,484
Cost of sales	(63,021)	(62,357)	(46,041)	(335,725)	(763,671)

Gross Profit	364,795	379,033	425,835	304,939	(54,187)

EXPENSES
Amortization	3,954	25,114	30,545	45,098	84,282
Editorial fees	-	-	-	-	-
Management fees	127,000	97,000	81,500	35,500	24,000
Professional fees	118,127	23,449	35,605	27,055	56,487
Investor relations fees	-	-	-	-	87,065
Directors fees	2,000	-	38,250	-	-
Goodwill impairment	-	-	-	-	39,403
Asset acquisition expense	-	-	-	-	118,280
General and administration fees	71,134	79,423	107,081	108,745	200,001
	329,148	224,986	292,982	216,398	609,518

Income/(loss) before other items	35,647	154,047	132,854	88,541	(663,705)

Other Items:
Gain on sale of asset	26,860	-	-	-	-
Gain on debt settlement	89,330	-	-	-	-
Interest on loans	(15,123)	(23,507)	(27,923)	(44,549)	(31,885)
Foreign exchange gain/(loss)	(14,139)	(14,133)	(9,928)	6,312	(10,337)
Loss on retirement of assets	(1,138)	-	-	-	-
Amortization of debt discount	-	-	-	-	(350,000)

Net profit/loss	$121,437	$116,407	$95,003	$50,304	$(1,055,927)

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Revenues

Revenue for the fiscal year ended December 31, 2014 was $427,816 compared to revenue of $441,390 for the fiscal year ended December 31, 2013. There was a slight decrease of $13,574 in revenue for the fiscal year ended December 31, 2014 which was probably attributed the to a reduction in the overall content production across the websites, which contributed to a small decline in overall website traffic, which ultimately affects our Google rankings, and therefore advertising revenues.

Cost of Sales

The cost of sales for the fiscal year ended December 31, 2014 was $63,021 compared to the cost of sales of $62,357 for the fiscal year ended December 31, 2013. The increase of $664 for the fiscal year ended December 31, 2014 was due to the fact the Company outsourced some of its website marketing.

Operating Expenses

The Registrant’s operating expenses for the year ended December 31, 2014 were $329,148, compared to $224,985 for the year ended December 31, 2013. The increase in operating expenses of $104,162 for the year ended December 31, 2014 was primarily due to the increase in management fees and professional fees.

The Registrant’s professional fees for the year ended December 31, 2014 were $118,127 compared to $23,449 for the year ended December 31, 2013. The increase in professional fees of $94,678 for the year ended December 31, 2014 were attributable to legal services relating to the share purchase agreement with SecureOne Corporation, formerly NFC Data Inc. in fiscal year ended December 31, 2013.

The Registrant’s general and administrative expenses for the year ended December 31, 2014 were $71,134 compared to $79,423, for the year ended December 31, 2013. There was a decrease of $8,289 in general and administrative expenses compared to the previous year. This was mainly due to the limited activity dealing with a Share Purchase Agreement in 2014.

Net Profit/Loss

The Registrant’s net profit for the year ended December 31, 2014 was $121,437, compared to a net profit of $116,407 for the year ended December 31, 2013. The increase of $5,030 was primarily due to the recovery of expenses generated from the settlement with Chongster Ltd.

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

As at December 31, 2014, the Registrant had cash and cash equivalents in the amount of $118,965.

The Registrant had $75,511 in working capital deficit at December 31, 2014. This was mainly due to the company using the working capital repaying outstanding loans and reducing overall debt.

During the year ended December 31, 2010, the Registrant entered into a convertible promissory note payable. The note was for $350,000 with a shareholder of the Registrant. The note is unsecured and due on demand. The note bears an interest rate of 7% per annum. The note has an option for the holder to convert all or part of the principal and accrued interest thereon into common stock of the Company at $0.25 per share. The Company accrued interest expenses of $8,189 for the year ended December 31, 2010, $24,500 for the year ended December 31, 2011,$24,567 for the year ended December 31, 2012, $23,507 for the year ended December 31, 2013, and $14,882 for the year ended December 31, 2014. This note is outstanding as at December 31, 2014.

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

To date, all funding for the Registrant's business and ongoing operations has come from common share issuances. In the three month period from September to December 2005, the Registrant raised $103,000 in equity. In the next nine months of operation (Jan to Sept 2006), the Registrant raised $59,650 in equity. In January, 2007, the Registrant raised $26,000 in equity. In April, 2007, the Company raised $1,000,000 in equity. During the year ended December 31, 2012, the Registrant raised $30,000 in private placement subscription from an accredited investor at $0.25 per share. During the year ended December 31, 2013, the Registrant raised $67,500 in private placement subscriptions from accredited investors at $0.25 per share and no shares were issued. During the year ended December 31, 2014, the Company returned $55,000 back to accredited investors and issued $42,500 (170,000 shares) for the private placements at $0.25 per share.

During the year ended December 31, 2014, the CFO received $7,000 for compensation. The CEO received $120,000 for compensation. Office equipment and rent is being provided to the Registrant by management at a nominal rate of $200 per month.

As of the date of this Form 20-F, the Registrant has 12,277,500 issued and outstanding common shares.

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

G.	Safe Harbor

Not applicable.

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Name	Age	Position	Other Reporting Companies In Canada or the United States
			Company	Position
David Hallonquist	57	President, Chief Executive Officer and Director	Nil	N/A
Philip Poeta	61	Director	Nil	N/A
Roger R. Matthews	66	Director	Nil	N/A
H. Brian Cole	57	Director and C.F.O.	Nil	N/A
Jamie Lidstone	43	Director	Nil	N/A

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

DAVID HALLONQUIST – President, Chief Executive Officer and Director

Mr. Hallonquist is the Founder of Play LA. He is an accomplished management professional with experience in Retail, Distribution, Marketing, and E-Business. His expertise is in planning and implementing new developments and strategies, particularly in a start-up environment. David is the founder and President of Spotted Dog Media Inc., a private British Columbia based company that sells marketing, advertising and consulting services to the gaming industry.

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

Set out below is a summary of compensation paid during the Registrant’s most recently completed financial years to the Registrant’s Executive Officers:

Name And Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compen- sation ($)
		Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Awards		Payouts
					Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	Long Term Incentive Plan Payouts ($)
David Hallonquist	2014 2013 2012 2011 2010 2009 2008 2007	$120,000 $90,000 $60,000 $25,000 Nil Nil Nil Nil	Nil	Nil	Nil 25,000 50,000 25,000 Nil	Nil	Nil	Nil $7,650
Brian Cole	2014 2013 2012 2011 2010 2009 2008 2007	$7,000 $7,000 $6,500 $10,500 $24,000 $36,000 $32,500 $20,000	Nil	Nil	Nil 25,000 50,000 25,000 Nil	Nil	Nil	Nil $7,650

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

During the year ended December 31, 2012, the board of directors decided to cancel all stock options that were granted, vested and unexercised. In accordance to the Registrant’s 2009 Restricted Stock/Option Plan, 1,700,000 stock options are available to be granted as at December 31, 2014 and 2013.

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

During the year ended December 31, 2012, the Registrant provided 51,000 common stock valued at $0.15 per share to each director as compensation for services provided in their capacity as directors during the year ended December 31, 2012. There were no shares issued to any director or officer as compensation for services during the year ended December 31, 2013. During the year ended December 31, 2014, the Registrant issued 25,000 common shares at $0.08 per share to Phil Poeta as compensation for his services.

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

As of December 31, 2014, the Registrant had two part-time staff, its C.E.O., David Hallonquist and its C.F.O., Brian Cole.

E.	Share Ownership

The following table lists as of December 31, 2014, the share ownership of all of the Registrant’s directors and members of its administrative, supervisory and management bodies. The Registrant has only one class of shares issued and outstanding being, common shares, without par value, and all of the common shares have the same voting rights. None of the persons named in the following table hold any warrants to purchase shares of the Registrant.

Name and Position	Number of Shares Held	Percentage of Shares Held (%) (1)
David Hallonquist (2)	2,555,875	20.82%
Philip A. Poeta	35,000	0.28%
Roger R. Matthews	51,000	0.41%
H. Brian Cole	351,000	2.86%
Jamie Lidstone	281,000	2.29%

(1)	The percentage ownership positions are based on 12,277,500 shares outstanding as of December 31, 2014.

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The Registrant is a Tortola, British Virgin Islands company, the shares of which are owned by Canadian residents, U.S. residents and residents of other countries. As of December 31, 2014, the following parties had ownership of 5% or greater of the Registrant’s common shares, all of which have the same voting rights attached thereto as all other common shares of the Registrant (based on 12,277,500 shares outstanding)

Name	Number of Common Shares Held	Percentage of Common Shares Held
David Hallonquist (2)	2,555,875	20.82%
Chelten Ltd. (1)	6,753,125	55.00%

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

As of December 31, 2014, the Registrant had 31 shareholders of record holding 12,221,912 shares. The number of record holders in the United States is 9, the portion of outstanding securities held in the United States is 2,797,510 shares or approximately 22.79%.

Other than as disclosed above, the Registrant is not aware of any other company, any foreign government or any other person, jointly or severally, that directly or indirectly controls the Registrant. The Registrant is not aware of any arrangements, the operation of which, may at a future date result in a change of control of the Registrant.

B.	Related Party Transactions

During the year ended December 31, 2014, the Company paid rent of $2,400 (2013: $2,400, 2012: $2,400) for its office in Barbados to a company with a director in common.

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

In 2010, the Company issued an additional convertible promissory note of $350,000 at 7% interest rate per annum to the same shareholder. The promissory note was convertible into shares of the Company’s common stock at a conversion rate equal to $0.25 per share at the option of the holder. The Company recognized and measured an aggregate of $350,000 of the proceeds, which is equal to the intrinsic value of the imbedded amended beneficial conversion feature, to additional paid in capital and a discount against the note issued. The promissory note is due on demand and unsecured. The Company accrued interest expenses of $23,507 and $6,906 for the year ended December 31, 2014 and 2013, respectively. As of December 31, 2014, the principal note amount outstanding was $165,936.

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

As at December 31, 2014, the Company has repaid the lender an aggregate of principal and interest totaling $635,000 (December 31, 2013 - $510,000).

On April 16, 2014, the Company amended the loan agreement with the repayment terms to be repaid on the earlier of:

i)	At the option of the Company, at any time after November 2011
ii)	April 16, 2017
iii)	The date of demand by the shareholder in the event of the occurrence of an event of default under this agreement or change in the business of the Company

C.	Interests of Experts and Counsel

Not applicable

Item 8. FINANCIAL INFORMATION

A.	Financial Statements and Other Financial Information

Financial Statements filed as part of this registration statement:

Financial Statements of Play LA, Inc. for the years ended December 31, 2014, 2013 and 2012

Auditor’s Report of KR Margetson Ltd. dated March 30, 2015

Balance Sheets as at December 31, 2014 and 2013

Statements of Operations for the years ended December 31, 2014, 2013 and 2012

Statement of Stockholders’ Equity for the years ended December 31, 2014, 2013 and 2012

Statements of Cash Flows for the years ended December 31, 2014, 2013 and 2012

Note to Financial Statements

B.	Significant Changes

Since the date of the audited financial statements for the period ended December 31, 2014, there have been no significant changes in the Registrant’s operations other than what has been disclosed in this Form 20-F.

Item 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

The Registrant was listed December 18, 2008. The Registrant’s common stock is traded in the Over-the-Counter Bulletin Board market under the ticker symbol, “PLLAF”.

The following table sets forth for each quarter, for the last 3 years, the high and low bid prices per share of the Registrant’s common stock:

Quarter Ended	High	Low
March 31, 2012	0.80	0.35
Jun 30, 2012	0.40	0.30
Sep 30, 2012	0.40	0.31
Dec 31, 2012	0.31	0.31

Quarter Ended	High	Low
March 31, 2013	0.31	0.31
Jun 30, 2013	0.31	0.31
Sep 30, 2013	0.31	0.31
Dec 31, 2013	0.31	0.11

Quarter Ended	High	Low
March 31, 2014	0.11	0.11
Jun 30, 2014	0.11	0.11
Sep 30, 2014	0.11	0.11
Dec 31, 2014	0.11	0.11

B.	Plan of Distribution

Not applicable.

C.	Markets

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

Not applicable.

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

On August 26, 2014, the Company filed a Statement of Claim in the Eastern Caribbean Supreme Court in the High Court of Justice, (Commercial Division) British Virgin Islands, against SecureOne Corporation (formerly NFC Data Inc.) and the eleven major shareholders of SecureOne Corporation, for breach of the Share Purchase Agreement they signed on December 12, 2012 with the Company. The claim seeks damages in the amount of $10,798,500 plus interest and reimbursement of the Company’s legal costs. The matter is presently before the Courts, and a trial date is expected for mid-year 2015.

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

Interest Rate Sensitivity

As of December 31, 2014, the Registrant has one promissory note requiring interest payments. The Registrant has not entered into any agreement or purchased any instrument to hedge against possible interest rate risks at this time.

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

Management assessed the effectiveness of the Registrant's internal control over financial reporting as of December 31, 2014. In making this assessment, it used the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the Registrant’s assessment, management has concluded that as of December 31, 2014, the Registrant's internal control over financial reporting is effective based on those criteria.

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

The Registrant has not adopted a formal written Code of Business Conduct. Management is considering various draft codes of business conduct and expects that one will be adopted by the Registrant during its fiscal year ended December 31, 2015.

Item 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The Registrant’s audit fee for the year ended 2014 was $10,000 and for the year ended 2013 was $9,500.

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

PLAY LA INC.

FINANCIAL STATEMENTS

December 31, 2014

K. R. MARGETSON LTD.	Chartered Accountants

210, 905 West Pender Street
Vancouver BC V6C 1L6
Canada
Tel: 604.641.4450
Fax: 1.855.603.3228

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Play LA Inc.:

We have audited the accompanying balance sheets of Play LA Inc. referred to as the “Company”) as at December 31, 2014 and 2013 and the related statements of operations and comprehensive income, stockholders’ equity (deficit) and cash flows the years ended December 31, 2014, 2013 and 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2014 and 2013 and the results of its operations changes in equity (deficit) and its cash flows for the years ended December 31, 2014, 2013 and 2012 in accordance with accounting principles generally accepted in the United States of America.

March 30, 2015	/s/ K. R. Margetson Ltd.
Vancouver BC	Chartered Accountants
Canada

Play LA Inc.
Balance Sheets
December 31, 2014 and 2013

	December 31,	December 31,
	2014	2013
ASSETS

Current assets
Cash and cash equivalents	$118,965	$59,650
Accounts receivable	22,631	41,097
Notes receivable (Note 3)	-	182,620
Prepaid expense	7,508	-
Total current assets	149,104	283,367

Other assets
Equipment (Note 4)	2,102	-
Goodwill (Note 5)	119,009	119,009
Other intangible assets, net (Note 6)	9,757	45,089
	130,868	164,098

TOTAL ASSETS	$279,972	$447,465

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities
Accounts payable & accrued liabilities (Note 7)	$58,679	$179,525
Convertible notes payable - related party (Note 10)	165,936	281,019
Total liabilities	224,615	460,544

STOCKHOLDERS' EQUITY (DEFICIT) (Note 8)
Common stock, no par value, 50,000,000 shares authorized,
12,277,912 issued and outstanding (12,221,912 in 2013)	1,408,874	1,364,375
Common stock, shares subscribed	-	97,500
Additional paid in capital	856,345	856,345
Accumulated deficit	(2,170,530)	(2,291,967)
Other comprehensive loss	(39,332)	(39,332)
	55,357	(13,079)

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$279,972	$447,465
Note 11 - Commitments and contingencies
Note 12 - Entry to a material agreement

The accompanying notes are an integral of these financial statements

Play LA Inc.
Statements of Operations and Comprehensive Income
For the Three Years Ended December 31, 2014, 2013 and 2012

	December	December	December
	2014	2013	2012
REVENUE
Sales	$427,816	$441,390	$471,876
Cost of sales	(63,021)	(62,357)	(46,041)
Gross Profit	364,795	379,033	425,825

EXPENSES
Depreciation and Amortization	10,887	25,114	30,545
Management fees	127,000	97,000	81,500
Professional fees	118,127	23,449	35,605
Directors fees	2,000	-	38,250
Goodwill impairment	-	-	-
General and administration fees	71,134	79,423	107,081
	329,148	224,986	292,981
Gain/(Loss) from operations	35,647	154,047	132,854

OTHER REVENUES (EXPENSES):
Gain on sale of asset	26,860	-	-
Gain on debt settlement	89,330	-	-
Loss on retirement of asset	(1,138)	-	-
Interest on loans	(15,123)	(23,507)	(27,923)
Foreign exchange (loss)/gain	(14,139)	(14,133)	(9,928)

Net income (loss)	121,437	116,407	95,003
Other comprehensive item
Foreign currency translation loss	-	-	-
Net income (loss) and comprehensive income (loss) for the year	$121,437	$116,407	$95,003

Basic earnings (loss) per share	$0.010	$0.010	$0.008
Diluted earnings (|loss) per share	$0.009	$0.009	$0.007

Weighted average number of shares outstanding
Basic	12,200,211	12,221,912	11,976,639
Diluted	12,891,577	13,353,750	13,376,639

The accompanying notes are an integral of these financial statements

Play LA Inc.
Statements of Stockholder’s Equity (Deficit)
For the Years Ended December 31, 2014, 2013 and 2012

						Accumulated
	Common Stock		Shares	Additional	Accumulated	Comprehensive
	Shares	Amount	Subscribed	Paid In	Deficit	Loss	Total

Balance, December 31, 2011	11,751,912	1,293,875	-	852,533	(2,503,377)	(39,332)	(396,301)

Fair value of vested options issued	-	-	-	3,812	-	-	3,812
Common stock issued for services at $0.15	470,000	70,500	-	-	-	-	70,500
Shares subscribed, not issued	-	-	30,000	-	-	-	30,000
Net income for the year	-	-	-	-	95,003	-	95,003
Balance, December 31, 2012	12,221,912	1,364,375	30,000	856,345	(2,408,374)	(39,332)	(196,986)

Shares subscribed, not issued	-	-	67,500	-	-	-	67,500
Net income for the year	-	-		-	116,407	-	116,407
Balance, December 31, 2013	12,221,912	1,364,375	97,500	856,345	(2,291,967)	(39,332)	(13,079)

Common stock issued for services at $0.08	25,000	2,000	-	-	-	-	2,000
Common stock cancelled	(139,412)	(1)	-	-	-	-	(1)
Common stock issued at $0.25	170,000	42,500	(42,500)	-	-	-	-
Shares subscriptions returned unissued	-	-	(55,000)	-	-	-	(55,000)
Net income for the year	-	-		-	121,437	-	121,437
Balance, December 31, 2014	12,277,500	$1,408,874	$-	$856,345	$(2,170,530)	$(39,332)	$55,357

The accompanying notes are an integral of these financial statements

Play LA Inc.
Statements of Cash Flows
For the Three Years Ended December 31, 2014, 2013 and 2012

	December 31,	December 31,	December 31,
	2014	2013	2012
Cash flows from operating activities
Net income/(loss)	$121,437	$116,407	$95,003
Adjustments to reconcile net cash flows from operating activities
Depreciation and amortization	10,887	25,114	30,654
Retirement of assets	1,138	-	-
Shares issued for services	2,000	-	70,500
Gain on disposal of assets	(26,860)	-	-
Gain on debt settlement	(89,330)	-	-
Stock options expense	-	-	3,812
Changes in operating assets and liabilities
Accounts receivable	18,458	(140)	37,153
Prepaid expense	(7,500)	-	-
Accounts payable	(31,517)	(51,097)	21,458
Net cash flows used in operating activities	(1,287)	90,285	258,581

Cash flows from investing activities
Note receivable	182,620	(72,620)	(110,000)
Disposal of asset	50,460	-	-
Capital assets - computers	(2,365)	-	-
Payment for intangible assets	(30)	(178)	(469)
Net cash flows used in investing activities	230,065	(72,798)	(110,469)

Cash flows from financing activities
Shares subscriptions received (returned)	(55,000)	67,500	30,000
Repayment of notes payable	(115,083)	(68,981)	(168,744)
Net cash flows used in financing activities	(170,083)	(1,481)	(138,744)

Effect of translation on cash		-	-
Net increase(decrease) in cash	59,315	16,006	9,368

Cash and cash equivalents, beginning of period	59,650	43,644	34,276

Cash and cash equivalents, end of period	$118,965	$59,640	$43,644

Supplemental disclosure:
Interest paid on notes	$14,882	$23,507	$27,923
Income tax paid	$	$-	$-

Non-cash financing and investing activities:
Common stock issued for services (directors’ fees)	$2,000	$-	$70,500

The accompanying notes are an integral of these financial statements

Play LA Inc.
Notes to the Financial Statements
December 31, 2014

Note 1 – Organization

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

Note 2 – Significant Accounting Policies

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

(d) Accounts receivable and allowance for doubtful accounts

Accounts receivable are recorded net of allowances for doubtful accounts and reserves for returns. In the normal course of business, the Company extends credit to customers that satisfy predefined credit criteria. The Company is required to estimate the collectability of its receivables. Allowances for doubtful accounts are established through the evaluation of accounts receivable aging and prior collection experience to estimate the ultimate realization of these receivables. At December 31, 2014, 2013 and 2012, management determined that no allowance was necessary.

(e) Equipment

Equipment purchases over $1,000 are capitalized and amortized over their estimated useful life on the following straight-line basis:

Computers – 3 years

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

(h) Impairment of indefinite long-lived intangible assets

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

At December 31, 2014, 2013 and 2012, management determined that the fair value of long-lived intangible assets was greater than their carrying value and, accordingly, the assets were not impaired and no impairment charge was required.

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

The Company’s revenues for the year ended December 31, 2014 consisted of revenues from advertisement services. The company currently utilizes various types of advertising models to generate revenue as follows: 1) flat rate paid advertising campaigns; 2) paid Sponsorship campaigns; 3) CPA (performance based) campaigns and 4) CPM (cost per thousand viewers) . The company enters into short term paid and sponsorship advertising contracts, for periods of one to three months. The company collects the payments for flat rate and sponsorship campaigns in advance of running the campaigns and revenue is recognized ratably over the campaign period. The Company collects the payments for CPA and CPM campaigns within 30 days after each month-end results. Revenue is recognized for CPA and CPM campaigns when a contract has been signed, the fee is fixed and determinable, delivery of the service has occurred, and the collection is probable.

(m) Advertising Expenses

The Company expenses advertising costs as incurred. The Company incurred no advertising expenses as of December 31, 2014, 2013 and 2012.

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

In 2014, there were 691,366 potentially dilutive securities outstanding in the form of convertible promissory notes (1,131,838 in 2013).

All per share and per share information are adjusted retroactively to reflect stock splits and changes in par value. Fully diluted shares outstanding were 12,891,577 and 13,353,750 for the years ended December 31, 2014 and 2013, respectively.

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

The Company’s revenues earned from advertising for the year ended December 31, 2014 includes 29%, 21% and 12% of the Company’s total revenues from three customers. These three customers represent 43%, 22% and 2% of the Company’s accounts receivable, respectively. The Company’s revenues earned from advertising for the year ended December 31, 2013 includes 37%, 29% and 9% of the Company’s total revenues from three customers. The three customers represent 21%, 20% and 4% of Company’s accounts receivable.

(p) Foreign Currency Translation

The Company is located and operating outside of the United States of America. The functional currency of the Company is the U.S. Dollar. At the transaction date, each asset, liability, revenue and expense is converted into U.S. dollars by the use of the exchange rate in effect at that date. Monetary assets are translated at the period-end exchange rate. Non-monetary assets are translated at the rate of exchange in effect at their acquisition, unless such assets are carried at market or nominal value, in which case they are translated at the period-end exchange rate. The resulting foreign exchange gains and losses are included in operations.

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

Note 3 – Notes Receivable

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

During the year ended December 31, 2014, the outstanding loans of $182,620 to NFC Data Inc. was paid in full along with accrued interest of $3,387.

Note 4 – Equipment

Equipment consists of the following as at December 31, 2014 ($Nil in 2013):

		Accumulated
	Cost	Depreciation	Net

Computer	$2,365	$263	$2,102

Note 5 – Goodwill

Goodwill consisted of the following as at December 31, 2014 and 2013:
.
	Cost	Impairment	Net

Goodwill	$158,412	$39,403	$119,009

Note 6 – Intangible Assets

Intangible assets consist of the following:

	December 31, 2014
		Accumulated
	Cost	Amortization	Net
Source code	$19,615	$19,615	$-
URL	34,249	24,492	9,757
Web-site content	78,456	78,456	-
Subscribers list	7,845	7,845	-
Client accounts	98,070	98,070	-
Trade name	7,846	7,846	-
	$246,081	$236,324	$9,757

	December 31, 2013
		Accumulated
	Cost	Amortization	Net
Source code	$19,615	$19,615	$-
URL	51,219	27,730	23,489
Web-site content	178,456	156,856	21,600
Subscribers list	56,845	56,845	-
Client accounts	98,070	98,070	-
Trade name	7,846	7,846	-
	$412,051	$366,962	$45,089

During the years ended December 31, 2014, 2013 and 2012, amortization expenses charged to operations was $10,624, $25,114, and $30,298 respectively.

During the year ended December 31, 2014, the Company retired the following intangible assets.

	Cost	Accum. Amortized	Loss on retirement

Intangible assets	$6,000	$4,862	$1,138

Also during the year ended December 31, 2014, the Company disposed of some of its intangible assets for cash proceeds $50,460. There was a gain on disposition of $ 26,860.

Note 7 – Accounts payable and accrued expenses

A summary of accounts payable and accrued expenses is as follows:

December 31	2014	2013

Accounts payable - Unrelated	$1,779	$5,507
Payable for assets acquired (Note 11)	-	137,314
Deferred revenue	19,883	25,558
Accrued liabilities	10,000	9,206
Total unrelated	31,662	177,585

Accounts payable - related	20,111	-
Accrued Interest - related	6,906	1,940
Total related	27,017	1,940

Total	$58,679	$179,525

Note 8 – Common Stock

During the year ended December 31, 2014, the Company issued 25,000 common shares to a director for his services at $0.08 per share. The per share price was based on fair value of the services received. The Company also issued 170,000 common shares valued at $0.25 per share for a total of $42,500 for subscriptions received in prior years. The Company returned the remaining balance of subscriptions previously received of $55,000 to other investors without issuing shares. Interest of $2,554 was paid to these investors. Finally, In the transaction whereby Chongster Ltd. agreed to accept cash proceeds of £30,000 (US$ 50,460) for amounts owing (See Note 11) 139,412 shares were returned to the Company for cancellation. The shares were valued at a nominal $1 representing their fair value in the transaction.

During the year ended December 31, 2013, the Company received $67,500 in share subscriptions representing 270,000 common shares of the Company valued at $0.25 per share. During the year ended December 31, 2012, the Company received $30,000 in share subscriptions representing 120,000 common shares of the Company valued at $0.25 per share. As no shares were issued during either years, $97,500 and $30,000 were disclosed as share subscriptions received on the balance sheets of December 31, 2013 and 2012 respectively.

Note 9 – Stock Options

During the year ended December 31, 2014 and 2013, there were no stock options granted. During the year ended December 31, 2012, the Company cancelled all outstanding stock options.

At December 31, 2014, the total number of stock options available to be granted was 1,700,000 (December 31, 2013 – 1,700,000).

Note 10 – Related Party Transactions

During the years ended December 31, 2014, 2013 and 2012 the Company paid rent of $2,400 each year for its office in Barbados to a company with a director in common.

During years ended December 31, 2014, 2013 and 2012, the Company paid $127,000, $97,000 and $81,500, in management fees respectively to officers of the Company.

During the years ended December 31, 2014, 2013 and 2012, the Company paid $2,000, $Nil and $38,250, in directors fees respectively to directors of the Company.

During the year ended December 31, 2014, $25,000 was charged to the Company by a related party for website management.

Convertible Promissory Note Payable

In 2010, the Company issued a convertible promissory note of $350,000 at 7% interest rate per annum to one of its shareholders. The promissory note is due on demand, unsecured with a conversion rate of $0.25 per common share at the option of the holder. The Company recognized and measured an aggregate of 100% of the proceeds, representing the intrinsic value of the imbedded amended beneficial conversion feature, to additional paid in capital and a discount against the note issued. As the note was due on demand, the discount was amortized immediately as a charge to income in 2010.

A summary of notes payable is as follows:

December 31	2014	2013

Balance owing beginning of year
Principal	$281,019	$350,000
Interest	1,940	49,452
Total	282,959	399,452
Interest accrued during the year	14,883	23,507
Payments made during the year	(125,000)	(140,000)
Total interest and principal owing, end of year	172,842	282,959
Less interest owing, end of year, shown as accounts payable and accrued charges (Note 7)	(6,906)	(1,940)
Principal owing, end of year	$165 936	$281,019

General Security Agreement

On April 16, 2011, the Company entered into a General Security Agreement with respect to the notes payable establishing a security position over all Company assets. New terms for the loans, were established and are set out as follows:

c.	Monthly interest and principal minimum payment of $10,000 shall commence beginning June 1, 2011 and shall be paid monthly thereafter
d.	The entire loan amount outstanding shall be repaid on the earlier of
iv)	At the option of the Company, at any time after November 2011
v)	36 months from the date of April 16, 2011.
vi)	The date of demand by the shareholder in the event of the occurrence of an event of default under this agreement or change in the business of the Company

During the year ended December 31, 2014, the loan agreement has been amended such that the due was extended to April 16, 2017.

Note 11 – Commitments and Contingencies

Purchase of Assets

On February 24, 2010, the Company entered into an agreement with Chongster Ltd. to acquire www.arsenal-mania.com, a leading UK football fan website. The purchase price was comprised of the following:

a.	Issuance of 139,412 shares in the capital stock of the Company to the value of $71,100 (£45,000)(issued), and
b.	Minimum payments over two years of £135,000.

Payment of the balance of the purchase price was secured by an escrow agreement. During the year ended December 31, 2013, the Company was in default in the amount of $123,675 (£75,000) in principal plus $13,639 in interest. The total was shown in the accounts payable and accrued liabilities (Note 6).

On April 30, 2014, the Company made an agreement with Chongster Ltd for a cash payment of £30,000 ($50,460). As per the terms of the agreement, Chongster Ltd. returned the 139,412 common shares of the Company for cancellation and forgave and released the Company from all further debt and liabilities. The transaction produced a net gain on debt settlement of $89,330.

Note 12 – Entry to a Material Agreement

On December 12, 2012, the Company entered into a Share Purchase Agreement in which the Company would acquire all the issued and outstanding shares of NFC Data Inc., a corporation organized under the laws of the British Virgin Islands, such that upon completion of the this transaction, NFC Data Inc. would become a wholly owned subsidiary. As at December 31, 2013, the closing did not occur and in 2014, NFC Data Inc. made a unilateral decision to withdraw from the Share Purchase Agreement; an agreement which the Company fully intended to complete.

On August 26, 2014, the Company filed a Statement of Claim in the Eastern Caribbean Supreme Court in the High Court of Justice, (Commercial Division) British Virgin Islands, against SecureOne Corporation (formerly NFC Data Inc.) and the eleven major shareholders of SecureOne Corporation, for breach of the Share Purchase Agreement. The claim seeks damages in the amount of $10,798,500 plus interest and reimbursement of the Company’s legal costs. The matter is presently before the Courts, and a trial date is expected for mid-year 2015.

Note 13 – Financial Statement Presentation

Certain 2013 and 2012 financial statement figures have been adjusted to comply with the financial statement presented used in 2014.

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

* Filed herewith

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PLAY LA INC.

Dated: March 31, 2015	Per:	/s/ David Hallonquist
David Hallonquist,
President and Chief Executive Officer

	Per:	/s/ Brian Cole
Brian Cole,
Chief Financial Officer